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MAR 27 2013

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A wealth of accomplishments.

2012 Annual Report | HEALTHCARE REIT


PEDIATRIC CENTER

Even greater potential.

2012 Annual Report | HEALTHCARE REIT



CONTENTS

SUCCESSFUL PAST. BRIGHT FUTURE.

2012 was a breakthrough year for Health Care REIT fueled by the exceptional performance of the company's employees and an in-depth knowledge of the health care and seniors housing sectors. Health Care REIT is positioned as a top-tier organization with a portfolio designed to deliver consistent, resilient results. The company's proven, relationship-based investing philosophy creates the opportunity to capture the most desirable investments.


George L. Chapman – *Chairman, Chief Executive Officer and President*



2012 HIGHLIGHTS

COMPANY PERFORMANCE

Health Care REIT generated one-year, three-year and five-year cumulative total returns of 18%, 64% and 85%, respectively.

INVESTMENTS

The company completed and announced over $8 billion of gross investments and expanded into Canada and the United Kingdom. Including the company's recently announced Sunrise acquisition, 82% of revenue is derived from private-pay sources.

PORTFOLIO PERFORMANCE

In 2012, the company's portfolio generated 4% average same store NOI growth. The seniors housing operating portfolio same store NOI grew an average of 8%. The medical office portfolio finished the year at 94.4% occupancy, with a full-year retention rate of 82%. The medical services group ranked in the top 5% in the Kingsley Tenant Satisfaction Index.

CAPITAL

Health Care REIT raised $3.7 billion of common equity at an average gross price of $55.80, $287.5 million of preferred equity at 6.5%, and $2.1 billion in senior debt at a blended rate of 3.6% and an average maturity of 9.6 years. In January 2013, the company also increased its credit facility to $2.75 billion at a reduced interest rate and extended the term.

DIVIDENDS

The fourth quarter 2012 dividend payment, paid in February 2013, was the company's 167th consecutive dividend. It was $0.765 per share, or $3.06 annually, representing a 3.4% increase over dividends paid in 2012.

For Non-GAAP reconciliations, see page 34

LETTER TO SHAREHOLDERS

During the last several years we have emerged as a leader in the REIT and health care sectors. Our disciplined investments have created a platform that is producing strong, predictable internal and external growth and consistent, sustainable results. Our portfolio is second to none, with 82% of our facilities private-pay and 80% in the most affluent markets. Health Care REIT has become a world-class organization with a culture of excellence dedicated to the continuous improvement of health care delivery. We have enjoyed one of the most successful cycles in the history of our company, and it is with great pleasure that I share my belief that the future is even brighter.



Our success is due to the prodigious efforts of all our employees. We are systematizing every process, institutionalizing our collaborative culture and affirming our reputation as the partner of choice in health care. We have added highly qualified and experienced personnel in key areas to help us effectively manage the substantial increase in investment volume. At the same time, we have maintained our entrepreneurial spirit and drive.

Last year was one of substantial achievement in all areas of our business. But the lead story of the year related to our purchase of Sunrise Senior Living, Inc.

THE PORTFOLIO

Sunrise Senior Living

The Sunrise acquisition in many respects was the capstone of several years of exceptional and carefully planned acquisitions in a period of consolidation and change in health care and seniors housing. The Sunrise acquisition fits perfectly with our overall strategy. This exceptional portfolio offers an attractive initial yield, strong NOI growth and a pipeline of unique development opportunities. Sunrise has a truly national platform with a widely recognized brand, so it is well positioned as a vehicle for the inevitable consolidation that is necessary in a highly fragmented and increasingly complex industry.

Due to a tremendous team effort, we accelerated the buyout of various Sunrise joint venture partners, so that by early January 2013, we had invested $3.4 billion in 125 Sunrise communities. It is the largest transaction in Health Care REIT's history. By July 1, 2013, we expect to purchase the remainder of another large Sunrise joint venture that will bring our total investment to $4.3 billion. The overall cap rate of approximately 6.5% makes the transaction strongly accretive.

The Sunrise Senior Living management company was sold to a group led by Kohlberg Kravis Roberts and Beecken Petty O'Keefe & Company, with Health Care REIT retaining a 20% interest.

Our partnership and the Sunrise team hit the ground running when we closed the transaction in early 2013. By taking the management company private, Sunrise can improve every process, become a model of "best practices," and position itself for further growth and capital availability in this dynamic and consolidating market.

As part of the transaction, we ensured that the current Sunrise CEO, Mark Ordan, would lead the transition of the company to a top-flight management team comprised of a successor CEO, key personnel from Sunrise and new recruits capable of lifting the company to new heights. Mark will remain on the Sunrise board to smooth the transition.

Other 2012 and 2013 Seniors Housing Investments

Besides the Sunrise transaction, we made a number of other key acquisitions that deepened our strong presence in the seniors housing space. These included new partnerships with Legend Senior Living, Senior Lifestyle and Kisco Senior Living. We also significantly grew our relationship with Belmont Village. These companies are widely regarded as top operators in the industry. We look forward to building on these partnerships going forward. A summary of these investments is included on pages 22 through 26.

Medical Facilities

Let me turn to the medical facilities sector. We believe there are significant investment opportunities in the MOB arena. Today, care providers perform approximately 60% of acute care services in an outpatient setting. Many of the MOBs are strategically located closer to the customer, in suburban areas that are experiencing the greatest population growth. To provide a convenient, one-stop venue, MOBs are combining a variety of complementary services, including surgical, diagnostic and wellness services. Today, we are investing in MOBs that range from 50,000 to 300,000 square feet. These facilities, which some refer to as "hospitals without beds," are becoming a focal point of health care delivery.



Our average MOB size is now approximately 65,000 square feet. Due to the superb work of our property management team, our occupancy is a sector-leading 94.4% with an annual retention rate of 82%. The high quality of our modern, on campus and affiliated portfolio allows us to maintain these kinds of performance characteristics and deliver consistent returns.

During 2012, we made several large investments in the medical facilities space, including investments with Kelsey-Seybold, Northside, Trinity, Virtua, Christus and Scott & White. A summary of these investments is included on pages 27 and 28. We are building strong relationships that we are confident will lead to future investment opportunities.



NEXT LEVEL OF EXECUTION

Health Care REIT is considered to be the partner of choice in seniors housing and a value-add partner in the medical facilities space. We own premier assets and partner with operators in affluent, high-barrier-to-entry markets in the United States, the United Kingdom and Canada. Our portfolio is well-diversified. Our platform is poised to deliver continued growth.

There are several key reasons for Health Care REIT's success. First, we are immersed in health care and seniors housing and understand how it is evolving. Second, we take a partnership approach to investing with operators and health systems. Finally, we hire the "best and the brightest" and develop talent effectively.

Immersion in Health Care

By immersing ourselves in, and committing to improve, health care, we have been able to attract leading operators and systems.

In the seniors housing sector, the company is well positioned to drive internal and external growth. We regularly coordinate "best practices" sessions among our key seniors housing operators. These sessions have helped promote improved care and services.

We also drive results through joint programs, such as our group property and casualty insurance program. In 2012, this program generated average savings of around 18% when costs were otherwise significantly rising. We are now working on a joint purchasing program that should produce substantial savings.

These operational improvements, together with the strong demographics and the resiliency of occupancies and cash flows, will help us make the case that the seniors housing sector is undervalued. Better data from the National Investment Center for the Seniors Housing and Care Industry and other studies are also helping to make that case. In 2013 and later years, we will strive to improve seniors housing valuations through better data, information and research.

In the medical facilities sector, our teams have a deep understanding of the evolution of acute and post-acute care. We understand each health system's needs and deliver solutions tailored to that system. Our medical office property management team received a high honor this year, ranking in the top 5% for overall tenant satisfaction in the Kingsley Associates' 2012 Medical Office Building Index, the largest and most comprehensive performance-benchmarking database in the industry. Our development team continues to successfully deliver state-of-the-art facilities for health systems on time and on budget. Our development team has been rehired by many different systems for numerous projects. We believe that no one in our sector is more capable of profitably developing and managing medical office and acute-care facilities in a world-class manner.

Relationship-Investing Approach

The success of our relationship-investing approach is clear from the volume and quality of our investments during the last several years and the added value they create for shareholders. For the two years ended December 31, 2012, our gross investments totaled nearly $11 billion. Including the Sunrise investments that we have closed or expect to close in 2013, that number increases to over $14 billion.



We believe our investment model is the most sustainable in the sector. Our recurring investments with existing customers were approximately 76% of our total investments in 2012. The addition of significant new operators, who are attracted to our partnership approach, only increases the opportunities for attractive investments from our relationships.

Our investments during the last several years have eliminated any meaningful size differential with our two primary competitors, while at the same time putting us at the top in terms of asset quality. As we continue to successfully integrate Sunrise and the other investments we have made during the last several years, we have driven our FFO and FAD multiple to the top of our sector.

Intellectual Capital

The dramatic growth in the company's assets and enterprise value is visible to the market. Equally significant, but perhaps not as visible, is our investment in growing our intellectual capital and creating a culture of excellence. We are building a best-in-class organization, distinguished by a commitment to expanding the capabilities of our people, processes and systems. We are developing leaders at all levels of the organization so that we can effectively manage the complexities of the business – today and in the future. We launched a structured learning and development program that strengthens and enhances the professional development of our people. We created customer-focused teams to maximize the performance of our portfolio. We convene our major operators three times each year to share best practices for enhancing performance and reducing costs. We continue to upgrade our IT systems, including our powerful proprietary asset management system, to ensure access to real-time information to support decision-making.

We have earned a leadership position in our sector. Our culture of excellence drives us to expand the capacity of our people and our infrastructure to deliver consistent, sustainable results.

CONCLUSION

In May 2012, we were pleased to welcome Judy Pelham to our Board of Directors. Judy has been actively involved in the health care industry for over 30 years. She has served in leadership roles with leading hospital systems and health care institutions and on the board of other innovative public companies, including Amgen.

We are dedicated to the continuous improvement of the seniors housing and health care sectors. Your ongoing support makes our success possible.



George L. Chapman
Chairman, Chief Executive Officer and President
February 25, 2013


SUNRISE

A FOCUSED STRATEGY, EXECUTED WELL

Over the past several years, Health Care REIT's relationship-investment philosophy created the opportunity for remarkable growth. A sound philosophy must be coupled with excellent execution. Through its strategic investment approach, the company has continually improved its portfolio quality and built an infrastructure focused on customer needs. The result: a premier portfolio in the market, managed by the industry-leading internal and external operating teams.

Growth with its partners has become a key driver of Health Care REIT's ability to deliver consistent, resilient returns. The company's portfolio concentration in affluent, high-barrier-to-entry markets and affiliation with market-dominant operators and health systems is designed to offer higher same store growth and better investment opportunities. It also provides significant protection against adverse movements in the overall real estate markets.

Simply put, portfolio quality drives consistent, resilient returns.

STRONG OPERATING FUNDAMENTALS

Health Care REIT[1]


$5,558

Industry Median[2]


$3,953

Revenue Per Occupied Room (REVPOR)/Month

RESILIENT RATE GROWTH[3]


5%
4%
3%
2%
1%
0%
5.0%
3.5%
2.9%
2.6%
2.4%
1.3%
3.0%
1.5%
3.6%
1.9%
Q208
Q209
Q210
Q211
Q212

Health Care REIT Seniors Housing
TOP 31 MSAs Seniors Housing
Core Inflation

AFFLUENT MARKETS

Health Care REIT[4]


$373,878
$90,276

The United States[5]


$233,655
$69,637

Average Housing Value
Average Household Income

[1] U.S. seniors housing operating portfolio only, data as of 12/31/12; including total announced Sunrise acquisitions of $4.3 billion; see page 34 for Non-GAAP reconciliations
[2] Industry median is American Seniors Housing Association State of Seniors Housing 2012 data weighted by Health Care REIT seniors housing operating portfolio care type including pro forma Sunrise acquisition
[3] Health Care REIT Rate Growth is Same Store REVPOR Year-over-Year; Sources: Health Care REIT internal documents, NIC, BLS, Federal Reserve Economic Database (FRED); see page 34 for Non-GAAP reconciliations
[4] Demographic analysis of seniors housing operating portfolio based on a 5-mile radius of communities within the top 100 CBSAs (Core Based Statistical Areas) versus the same characteristics of the United States
[5] CBSA data from Nielsen & Co.; 2013 demographics database powered by PCensus

Working in collaboration with the industry's top providers, Health Care REIT's portfolio is positioned to deliver strong internal growth. Of the company's seniors housing operating portfolio, 93% is located in East and West Coast markets and Top 31 MSAs. Overall, the company's US portfolio features high-end, high-barrier-to-entry markets, with 80% located in East and West Coast markets and Top 31 MSAs.

With respect to the medical facilities sector, the average size of Health Care REIT's medical office buildings is 65,000 square feet, with an occupancy rate of 94.4%. Among the company's facilities, 92% are affiliated with health systems.

INVESTMENT MANAGEMENT DELIVERS CONSISTENCY

Maintaining one of the highest quality portfolios in the United States, the United Kingdom and Canada requires considerable focus on investment management, which Health Care REIT views as an important tool for growth. The company continuously works to maximize total returns by finding value-add opportunities for partners, performing active portfolio management and maintaining relationships with strategic partners.

The company also has taken a proactive approach to disposing properties from the portfolio that are no longer aligned with its strategy. In 2012, Health Care REIT disposed of $534 million of non-core assets. During the five years ended December 31, 2012, the company averaged over $300 million of dispositions. The majority of these dispositions were small, unaffiliated MOBs; older, Medicaid-funded skilled nursing facilities; and smaller portfolios.

STRONG LEADERSHIP

Great strategy and execution requires great people. Health Care REIT has put together an exceptional staff of experienced and talented specialists working within an investment team structure. This includes a tenured management team with an average of 18 years of industry experience, and eight customer-focused portfolio management teams providing a full range of management services.

By creating a comprehensive, best-in-class growth platform and retaining teams of the best and brightest people to support its expanding investment platform, Health Care REIT is well positioned to deliver on its mission of maximizing total shareholder returns.



BEST-IN-CLASS PARTNERS

Through a highly successful relationship-investing strategy, the company has secured numerous long-term partnerships with seniors housing operators and health care systems with proven operating models and expanding businesses. In fact, the company has relationships with more than half of the seniors housing industry's top 30 operators by size. Sixty-eight percent of the ALFA Best of the Best 2012 award winners are Health Care REIT operators.

These partners possess the scale, scope and skill to fuel great performance and external growth opportunities. Case in point: Health Care REIT averaged more than $1 billion invested per quarter over the last 12 quarters, with 76% of investments in the last four quarters representing business with existing relationships.

Year	Organizations
1995	Brookdale Senior Living Life Care Centers of America Merrill Gardens
1998	Silverado Senior Living
2001	Signature Health Care
2002	Emeritus Trilogy
2005	Signature Senior Living
2006	Windrose
2008	Aurora Health Care Bellevue Medical Center Loma Linda University Medical Center – Murrieta Virtua Health
2009	Senior Star
2010	Brandywine Senior Living Capital Senior Living Forest City
2011	Belmont Village Benchmark Senior Living Cambridge Healthcare Properties Chelsea Senior Living Genesis HealthCare Richmond Honan
2012	Chartwell Retirement Residences Kelsey-Seybold Clinics Legend Senior Living Senior Lifestyle Corporation Sunrise Senior Living





SUNRISE SENIOR LIVING

Sunrise Senior Living operates a collection of best-in-class senior living communities. The company has served seniors since 1981. Employing approximately 31,600 people, Sunrise offers a full range of personalized senior living services including independent living, assisted living and memory care.

Since the first Sunrise community opened over 30 years ago, the company's mission has been to champion quality of life for seniors. Sunrise's founders developed a resident-centered philosophy of care based on deep convictions about how to achieve the best quality of life for each individual.

Sunrise team members provide care to residents following the company's Principles of Service: encouraging independence, enabling freedom of choice, preserving dignity, celebrating individuality, nurturing the spirit and involving family and friends. By universally embracing this philosophy, Sunrise has become one of the most widely recognized brands in the industry and has earned a reputation as a premier provider of innovative and nurturing senior living.


SUNRISE
SENIOR LIVING

THE SUNRISE ACQUISITION ADVANCES HEALTH CARE REIT'S STRATEGIC VISION

Class-A Private-Pay Properties in High-Barrier-to-Entry Markets

Strong NOI Growth and Value-Creation Opportunity

Complementary to Existing Portfolio


SUNRISE
ASSISTED LIVING

As of January 2013, Health Care REIT's investment in 125 Sunrise communities is $3.4 billion. By July 2013, the total investment is expected to be $4.3 billion through additional joint venture buyouts.

The purchase of Sunrise Senior Living brings together two seniors housing innovators and advances Health Care REIT's strategy: own the highest quality, private-pay seniors housing communities in affluent, high-barrier-to-entry markets operated by experienced, dynamic management companies.

The 125-property portfolio includes approximately 10,000 units and is located in high-end, high-barrier-to-entry markets such as New York, Los Angeles, Washington DC, Boston, Chicago, San Francisco and London. The portfolio is among the highest quality seniors housing properties in the marketplace, with 96% of the U.S. portfolio located in East and West Coast markets and Top 31 MSAs.

SENIOR LIFESTYLE CORPORATION

Senior Lifestyle is recognized for its innovative, nationally award-winning programming and high-quality assets across the United States. The company also is noted as a pioneer in the seniors housing industry. In the early 1980s, Bill Kaplan, Senior Lifestyle Co-Founder and Chairman, was a partner in a real estate firm that converted apartments into condominiums. After listening to residents and conducting research, it became clear there was a need for a housing solution where seniors could get appropriate services and advanced care. Bill Kaplan explains, "Here I was in the business of developing independent living, which really was the start of the seniors housing industry."


SENIOR
LIFESTYLE
CORPORATION
Scan this QR code to view a video about Senior Lifestyle Corporation

Within a few years, Senior Lifestyle broke ground in Chicago on its first senior living community, focusing on first-class services and amenities. In 1993, the company embarked on a first-of-its-kind relationship with the city to develop 20 facilities in the Chicago area. Today, Senior Lifestyle is one of the largest private seniors housing companies in America, with over 13,000 units under management.

A crucial component of Senior Lifestyle's growth is its corporate culture. "We focus a great deal on educating our employees on various aspects of our business and promoting from within," says Jon DeLuca, President and Chief Executive Officer. "When people come up through the ranks, they're invested in our residents and our communities in a very special way. They ensure the right people are in place, not only in leadership roles, but in our communities as well. And that builds long-term relationships with residents and families."

Health Care REIT acquired 24 communities from Senior Lifestyle for $600 million in several transactions throughout 2012. The alignment between the company's focus on long-term relationships with the right people and Health Care REIT's core values is a foundational element of the relationship's success.

LEGEND SENIOR LIVING


LEGEND
SENIOR LIVING
Scan this QR code to view a video about Legend Senior Living

Throughout his career, seniors housing operator Tim Buchanan has served on mission trips in third-world countries building schools and churches. However, he was looking to find a stronger sense of mission in his day job. In 1989, a fledgling concept called assisted living caught the interest of Tim and his partner. The company they co-founded in 1991 eventually developed several hundred facilities across the country. Health Care REIT was its first multi-facility financing partner.

In 2002, Tim Buchanan founded Legend Senior Living, which has grown to become one of the country's most successful and innovative assisted living providers, with facilities across the Midwest and Florida. Today, Legend Senior Living continues to be a leading innovator by purchasing and developing technologies that promote operational efficiency and improve care.

With a strong business model, outstanding care and financial results, Legend Senior Living began searching for a strategic financial partner to help grow the company. "Taking the company to the next level would require a larger pool of capital and a different type of strategic partner," says Tim Buchanan, Founder and Chief Executive Officer of Legend Senior Living. "During the search, Health Care REIT kept rising to the top of the list."

In June 2012, Health Care REIT and Legend entered into a joint venture partnership with 15 facilities. The partnership has enabled Legend to focus on expanding its operating platform in certain strategic markets with the confidence that it has a stable, well-aligned financial partner. Tim Buchanan notes, "The benefit for us is having a partner who is really interested in how we want to grow, the pace at which we want to grow, and the strengths that we offer as a company."

BELMONT VILLAGE SENIOR LIVING

Renowned for its distinctive architecture, high safety standards and innovative programs and support services, Belmont Village is a fully integrated owner, operator and developer of high-quality seniors housing communities.


BELMONT
Village
SENIOR LIVING

With 19 communities in the joint venture, located in major metropolitan high-barrier-to-entry markets including Los Angeles, San Diego, the San Francisco Bay area, Chicago, Houston and Atlanta, Belmont Village is focused on providing a balance of opportunities and support for residents, distinguishing itself with a reputation for quality. Maintaining this reputation was a top priority during the company's search for a capital partner.

"One of the things that struck us was the fact Health Care REIT was a great listener with respect to the particular needs and uniqueness of our organization," says Co-Founder, Patricia Will, Chief Executive Officer of Belmont Village Senior Living. "We were very happy that they were able to recognize the value in our real estate, but also to create a go-forward ownership structure that makes a lot of sense for the principals at Belmont Village and our employees long term."

While Health Care REIT's approach to investing is characterized by trust and performance, Belmont Village has a methodical and selective growth strategy that emphasizes planning and thought. The result is a partnership noted for substantial organic growth – one that validates the Health Care REIT relationship-based strategy.

In 2012, Health Care REIT significantly expanded its relationship with Belmont Village by acquiring 17 properties for $740 million.

MEDICAL OFFICE BUILDING PORTFOLIO



Health Care REIT's medical facilities team enjoyed significant accomplishments in 2012. Led by $907 million of medical office building investments in 45 properties, the company's reach in the sector continued to grow with over 60 health system relationships portfolio-wide at year end.

Health Care REIT is at the forefront of the constantly evolving health care landscape. The medical facilities team has developed solutions to help health system partners address organizational changes resulting from the Affordable Care Act, accountable care, population health management and health technology.

One of the most significant changes in the sector involves how health care is delivered. As health care moves off hospital campuses, health systems are developing more medical office buildings in suburban areas, extending brands into more convenient locations.

"To put together a more efficient, higher quality, consumer-friendly environment is an important key to improving health care," says George L. Chapman, Health Care REIT's Chairman, Chief Executive Officer and President. "Our company is well positioned to take advantage of this development trend through our strategic relationships with national and regional health care-focused development firms."

The company recently opened two medical office building developments with Virtua Health, a comprehensive health care system headquartered in Marlton, New Jersey. Located in Moorestown, New Jersey and Voorhees, New Jersey, the 181,000-square-foot and 292,000-square-foot medical facilities were developed with a focus on quality, safety, digital technology and an outstanding patient experience.

Health Care REIT also embarked on an exciting relationship with Kelsey-Seybold Clinic. In 2012, the company acquired Kelsey-Seybold's first, second, fourth and sixth largest clinics. In addition to acquiring over 550,000 square feet of institutional-quality MOBs affiliated with Kelsey-Seybold, the company also started two Kelsey-Seybold-related development projects last year. In 2013, there will be opportunity to expand the strategic relationship with new development projects, as Kelsey-Seybold continues to increase its market share in and around the Houston metropolitan area.



In December 2012, Kelsey-Seybold was the first U.S. health care organization to receive accreditation as an Accountable Care Organization (ACO). Focused on affordable, quality care, ACOs are accountable for results on quality measures, patient satisfaction and the total cost of care, all of which are measured and reported on by independent benchmarking and surveying companies. "We are honored to receive the first ACO accreditation," says Spencer R. Berthelsen, MD, Chairman and Managing Director of Kelsey-Seybold Clinic. "It confirms our successful creation of a fully coordinated, accountable model of care at Kelsey-Seybold. We believe the model of care coordination, high-quality outcomes and efficiency have always been the future of health care."

Health Care REIT's Management Services Group also enjoyed a milestone year, achieving a top 5% ranking in the highly regarded Kingsley Index for Overall Satisfaction and top 10% in Satisfaction with Property Management. The distinction illustrates Health Care REIT's relationship focus. Beyond accolades, the team also drove strong results. The company's MOB occupancy improved to an industry-leading 94.4%. The property management team signed over 267,000 square feet of new leases in 2012 and achieved a tenant retention rate of 82%.

PORTFOLIO MAP



ALASKA


UNITED KINGDOM
Seniors Housing Triple-Net
Skilled Nursing/Post-Acute
Medical Office
Seniors Housing Operating
Hospital
Life Science

PORTFOLIO DIVERSIFICATION

The strength and quality of Health Care REIT's portfolio is exceptional. With the top 10 operators constituting only 59.0% of the portfolio, the company leads the health care REIT sector in portfolio diversification.

Tenant Diversification[1]



Sunrise	20.1%
Genesis	12.5%
Merrill Gardens	5.1%
Belmont Village	4.2%
Benchmark	3.9%
Brandywine	3.4%
Senior Lifestyle	2.8%
Brookdale	2.7%
Chartwell	2.3%
Senior Living Communities	2.0%
Other	41.0%

Geographic Concentration[1]



CA	10.9%
NJ	8.2%
TX	7.3%
MA	6.1%
FL	5.5%
PA	4.3%
WA	3.9%
IL	3.9%
NY	3.0%
CT	2.6%
Other	44.3%

ENTERPRISE VALUE GROWTH

$ Billions



30
25
20
15
10
5
0
$ 3.7
$ 5.7
$6.8
$7.6
$8.2
$12.1
$19.1
$26.2
2005
2006
2007
2008
2009
2010
2011
2012

INVESTMENT BALANCE GROWTH

December 31, 2007 – $5.5 Billion[2]



Seniors Housing – NNN	36.3%
Skilled Nursing/Post-Acute	31.7%
Medical Off ce Building	24.9%
Hospital	7.1%
Life Science	0.0%
Seniors Housing – Operating	0.0%

December 31, 2011 – $15.5 Billion[2]



Seniors Housing – NNN	28.1%
Skilled Nursing/Post-Acute	24.6%
Medical Off ce Building	19.0%
Hospital	6.4%
Life Science	2.4%
Seniors Housing – Operating	19.5%

December 31, 2012 PF – $23.9 Billion[1,2]



Seniors Housing – NNN	22.7%
Skilled Nursing/Post-Acute	15.3%
Medical Off ce Building	16.4%
Hospital	4.0%
Life Science	1.5%
Seniors Housing – Operating	40.1%

RETURNS SINCE INCEPTION

Since it was founded in 1970, Health Care REIT has generated a 16.1% average annual total return, including dividend reinvestment. In February 2013, the company paid its 167th consecutive dividend. The company's dividend yield as of February 25, 2013 was 4.8%.


20%
15%
10%
5%
0%
18.3%
13.0%
15.6%
14.0%
16.1%
1 Year
5 Years
10 Years
20 Years
Since Inception

[1] Investment balance as of 12/31/2012 and pro forma for total announced $4.3 billion Sunrise acquisitions
[2] Gross real estate investments including HCN's share of joint ventures; percentages represent allocation by investment balance

THE HEALTH CARE MARKET: STRONG POTENTIAL FOR GROWTH

All indicators suggest spending on health care will increase substantially in the coming years. The Bureau of Economic Analysis ranks health care as the largest industry in the United States economy. The National Health Expenditures Report published by the Centers for Medicare and Medicaid Services predicts average annual health spending growth of 5.8% over the current decade, outpacing the expected growth rate for the overall economy by 1.1%. Additionally, when the Affordable Care Act takes full effect in 2014, the average annual growth rate is expected to accelerate to 8.3%. By 2020, the report predicts health spending will reach $4.6 trillion, representing 19.8% of GDP, up from $2.0 trillion in spending and 16% of GDP in 2005.

Taking into account the anticipated growth in health care spending over the next 10 years, health care real estate will likely experience similar demand growth. Meanwhile, with the total value of health care real estate estimated close to $1 trillion, only about 8% is owned by public REITs. Health Care REIT is immersed in this expanding health care environment, seeking partnerships with providers that facilitate collaboration across the health care continuum and deliver cost-efficient wellness in patient-focused, conveniently located facilities.

Health Care REIT has become a thought leader, dedicated to helping providers explore new ways of managing facilities for better patient outcomes while discovering new cost-savings opportunities.

As the partner of choice in seniors housing, Health Care REIT, along with its portfolio of providers, is working to shape the promising future of the health care industry.

NON-GAAP RECONCILIATIONS

Health Care REIT, Inc. (HCN) believes net income attributable to common stockholders (NICS), as defined by U.S. generally accepted accounting principles (U.S. GAAP), is the most appropriate earnings measurement. However, HCN considers Same Store Cash Net Operating Income (SSCNOI) and Revenues Per Occupied Room (REVPOR) to be useful supplemental measures of its operating performance. Please refer to "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" of HCN's Annual Report on Form 10-K for the year ended December 31, 2012, for a description of SSCNOI. REVPOR represents the average revenues generated per occupied room per month at HCN's seniors housing properties. It is calculated as total revenues divided by average monthly occupied room days. HCN uses REVPOR to evaluate the revenue-generating capacity and profit potential of its seniors housing portfolio independent of fluctuating occupancy rates. It is also used in comparison against industry and competitor statistics, if known, to evaluate the quality of HCN's seniors housing portfolio. For purposes of SSCNOI and same store REVPOR as used herein, same store is defined as those revenue-generating properties in the portfolio for the relevant year-over-year periods presented. As such, properties acquired, developed or classified in discontinued operations during those periods are generally excluded from the same store amounts. HCN's supplemental reporting measures and similarly entitled financial measures are widely used by investors, equity and debt analysts and rating agencies in the valuation, comparison, rating and investment recommendations of companies. HCN's management uses these financial measures to facilitate internal and external comparisons to historical operating results and in making operating decisions. HCN's Board of Directors also utilizes these measures to evaluate management. None of the supplemental reporting measures represent net income or cash flow provided from operating activities as determined in accordance with U.S. GAAP and should not be considered as alternative measures of profitability or liquidity. Finally, the supplemental reporting measures, as defined by HCN, may not be comparable to similarly entitled items reported by other real estate investment trusts or other companies. Dollars in thousands, except for REVPOR.

	Three months ended								
SSCNOI Reconciliations	3/31/12	3/31/11	6/30/12	6/30/11	9/30/12	9/30/11	12/31/12	12/31/11	
Net income attributable to common stockholders	$ 39,307	$ 23,372	$ 54,735	$ 69,847	$ 37,269	$ 36,607	$ 90,576	$ 27,282	
Interest expense[1]	93,722	59,330	96,762	84,773	96,243	87,811	96,573	90,084	
Depreciation and amortization[1]	127,422	74,768	132,963	111,053	132,858	115,640	140,342	122,144	
General and administrative	27,751	17,714	25,870	19,561	23,679	19,735	20,039	20,190	
Transaction costs	5,579	36,065	28,691	13,738	8,264	6,739	19,074	13,682	
Loss (gain) on derivatives	555	-	(2,676)	-	409	-	(113)	-	
Loss (gain) on extinguishment of debt	-	-	576	-	215	-	(1,566)	(979)	
Provision for loan losses	-	248	-	168	27,008	132	-	1,463	
Income tax expense (benefit)	1,470	129	1,447	211	836	223	3,858	825	
Non-operating expenses from unconsolidated entities	6,701	6,974	12,776	7,301	17,354	6,874	16,849	6,858	
Loss (gain) on sales of properties	(769)	(26,156)	(32,450)	(30,224)	(12,827)	(185)	(54,502)	(4,594)	
Impairment of assets	-	202	-	-	6,952	-	22,335	11,992	
Preferred dividends	19,207	8,680	16,719	17,353	16,602	17,234	16,602	17,234	
Preferred stock redemption charge	-	-	6,242	-	-	-	-	-	
Income (loss) attributable to noncontrolling interests	(1,056)	(242)	(821)	(992)	(365)	(1,488)	(174)	(2,173)	
Net operating income (NOI)	$ 319,889	$ 201,084	$ 340,834	$ 292,789	$ 354,497	$ 289,322	$ 369,893	$ 304,008	
Non-cash NOI attributable to same store properties	(7,194)	(6,918)	(10,503)	(12,361)	(10,801)	(17,712)	(11,862)	(12,935)	
NOI attributable to non same store properties	(117,844)	(28,851)	(74,624)	(45,908)	(80,393)	(28,727)	(102,046)	(52,049)	
Same store cash NOI pre-HCN ownership[2]	-	21,686	-	10,824	-	11,356	-	7,118	
Same store cash NOI (SSCNOI)	$ 194,851	$ 187,001	$ 255,707	$ 245,344	$ 263,303	$ 254,239	$ 255,985	$ 246,142	Averages
Year-over-year SSCNOI growth	*4.2%*		*4.2%*		*3.6%*		*4.0%*		*4.0%*
SSCNOI attributable to seniors housing triple-net	(91,605)	(88,819)	(140,620)	(135,975)	(146,955)	(142,573)	(139,136)	(134,909)	
SSCNOI attributable to medical facilities	(55,043)	(54,482)	(61,795)	(59,730)	(62,937)	(61,755)	(63,280)	(61,909)	
SSCNOI attributable to seniors housing operating (SHO)	$ 48,203	$ 43,700	$ 53,292	$ 49,639	$ 53,411	$ 49,911	$ 53,569	$ 49,324	
Year-over-year SHO SSCNOI growth	*10.3%*		*7.4%*		*7.0%*		*8.6%*		*8.3%*

Notes:

[1] Includes amounts related to discontinued operations.

[2] Represents the performance of certain seniors housing operating properties that were not owned by HCN in the prior year period.

Same store REVPOR reconciliation	Three months ended									
	6/30/07	6/30/08	6/30/08	6/30/09	6/30/09	6/30/10	6/30/10	6/30/11	6/30/11	6/30/12
Operators' revenues at seniors housing triple-net properties[1]	$ 118,675	$ 122,770	$ 113,019	$ 114,992	$ 120,384	$ 124,271	$ 124,173	$ 108,929	$ 181,509	$ 190,353
HCN revenues at seniors housing operating properties[2]	-	-	-	-	-	-	-	19,600	118,769	122,871
Total revenues	$ 118,675	$ 122,770	$ 113,019	$ 114,992	$ 120,384	$ 124,271	$ 124,173	$ 128,529	$ 300,278	$ 313,224
Average occupied units/month	30,903	30,435	28,121	27,814	29,322	29,547	28,736	28,880	65,838	66,293
Same store REVPOR	$ 3,840	$ 4,034	$ 4,019	$ 4,134	$ 4,106	$ 4,206	$ 4,321	$ 4,450	$ 4,561	$ 4,725
Same store REVPOR growth		5.0%		2.9%		2.4%		3.0%		3.6%

Notes:
[1] Represents revenues reported by operators at properties leased from HCN that were open and operating during the relevant year-over-year periods. Amounts are not reconcilable to HCN revenues.

[2] Represents revenues reported by HCN at properties that were open and operating during the relevant year-over-year periods. Amounts are reconcilable to HCN revenues as follows:

Resident fees and service revenues	$ 123,149	$ 123,149	$180,439
Less fill-up and non same store revenues	(103,549)	(4,380)	(57,568)
Same store resident fees and service revenues	$ 19,600	$ 118,769	$122,871

Seniors housing operating REVPOR reconciliation	HCN[1]	Sunrise[2]	Pro forma
Total resident fees and service revenues	$ 199,199		
Less non U.S. revenues	(16,119)		
Total U.S. resident fees and service revenues	183,080	$ 151,287	$334,367
Average occupied units/month	12,912	7,031	19,943
REVPOR	$ 4,701	$ 7,133	$ 5,558

Notes:
[1] Represents actual data for the three months ended December 31, 2012.

[2] Represents forecasted data for the three months ended March 31, 2013.

FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
Commission File No. 1-8923

SEC
Mail Processing
Section
MAR 27 2013
Washington DC
400


HEALTHCARE REIT

HEALTH CARE REIT, INC.

(Exact name of registrant as specified in its charter)

Delaware	**34-1096634**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
4500 Dorr Street, Toledo, Ohio	**43615**
(Address of principal executive office)	*(Zip Code)*

(419) 247-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 par value	New York Stock Exchange
6.50% Series I Cumulative Convertible Perpetual Preferred Stock, $1.00 par value	New York Stock Exchange
6.50% Series J Cumulative Redeemable Preferred Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of voting common stock held by non-affiliates of the registrant, computed by reference to the closing sales price of such shares on the New York Stock Exchange as of the last business day of the registrant's most recently completed second fiscal quarter was $12,459,634,449.

As of January 31, 2013, the registrant had 260,433,734 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the annual stockholders' meeting to be held May 2, 2013, are incorporated by reference into Part III.

HEALTH CARE REIT, INC.
2012 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Health Care REIT, Inc. is a real estate investment trust ("REIT") that has been at the forefront of seniors housing and health care real estate since the company was founded in 1970. We are an S&P 500 company headquartered in Toledo, Ohio. Our portfolio spans the full spectrum of seniors housing and health care real estate, including seniors housing communities, skilled nursing/post-acute facilities, medical office buildings, inpatient and outpatient medical centers and life science facilities. Our capital programs, when combined with comprehensive planning, development and property management services, make us a single-source solution for acquiring, planning, developing, managing, repositioning and monetizing real estate assets. More information is available on the Internet at www.hcreit.com.

Our primary objectives are to protect stockholder capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments to stockholders as a result of annual increases in net operating income and portfolio growth. To meet these objectives, we invest across the full spectrum of seniors housing and health care real estate and diversify our investment portfolio by property type, customer and geographic location.

Depending upon the availability and cost of external capital, we believe our liquidity is sufficient to fund operations, meet debt service obligations (both principal and interest), make dividend distributions and complete construction projects in process. We also continuously evaluate opportunities to finance future investments. New investments are generally funded from temporary borrowings under our primary unsecured line of credit arrangement, internally generated cash and the proceeds from investment dispositions. Our investments generate cash from net operating income and principal payments on loans receivable. Permanent financing for future investments, which replaces funds drawn under our primary unsecured line of credit arrangement, has historically been provided through a combination of the issuance of public debt and equity securities and the incurrence or assumption of secured debt.

References herein to "we," "us," "our" or the "Company" refer to Health Care REIT, Inc. and its subsidiaries unless specifically noted otherwise.

Portfolio of Properties

Please see "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operation — Executive Summary — Company Overview" for a table that summarizes our portfolio as of December 31, 2012.

Property Types

We invest in seniors housing and health care real estate and evaluate our business on three reportable segments: seniors housing triple-net, seniors housing operating, and medical facilities. For additional information regarding our segments, please see Note 17 to our consolidated financial statements. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 to our consolidated financial statements. The following is a summary of our various property types.

Seniors Housing Triple-Net

Our seniors housing triple-net properties include independent living facilities, continuing care retirement communities, assisted living facilities, Alzheimer's/dementia facilities, skilled nursing/post-acute facilities and combinations thereof. We invest primarily through acquisitions and development. Our properties are primarily leased to operators under long-term, triple-net master leases. We are not involved in property management. Our properties include stand-alone facilities that provide one level of service, combination facilities that provide multiple levels of service, and communities or campuses that provide a wide range of services.

Independent Living Facilities. Independent living facilities are age-restricted, multifamily properties with central dining facilities that provide residents access to meals and other services such as housekeeping, linen service, transportation and social and recreational activities.

Continuing Care Retirement Communities. Continuing care retirement communities typically include a combination of detached homes, an independent living facility, an assisted living facility and/or a skilled nursing facility on one campus. These communities appeal to residents because there is no need to relocate when health and medical needs change. Resident payment plans vary, but can include entrance fees, condominium fees and rental fees. Many of these communities also charge monthly maintenance fees in exchange for a living unit, meals and some health services.

Assisted Living Facilities. Assisted living facilities are state regulated rental properties that provide the same services as independent living facilities, but also provide supportive care from trained employees to residents who require assistance with activities of daily living, including, but not limited to, management of medications, bathing, dressing, toileting, ambulating and eating.

Alzheimer's/Dementia Care Facilities. Certain assisted living facilities may include state licensed settings that specialize in caring for those afflicted with Alzheimer's disease and/or other types of dementia.

Skilled Nursing/Post-Acute Facilities. Skilled nursing/post-acute facilities are licensed daily rate or rental properties where the majority of individuals require 24-hour nursing and/or medical care. Generally, these properties are licensed for Medicaid and/or Medicare reimbursement. All facilities offer some level of rehabilitation services. Some facilities focus on higher acuity patients and offer rehabilitation units specializing in cardiac, orthopedic, dialysis, neurological or pulmonary rehabilitation.

Our seniors housing triple-net segment accounted for 41%, 46% and 60% of total revenues (including discontinued operations) for the years ended December 31, 2012, 2011 and 2010, respectively. We lease 177 facilities to Genesis HealthCare, LLC pursuant to a long-term, triple-net master lease. In addition to rent, the master lease requires Genesis to pay all operating costs, utilities, real estate taxes, insurance, building repairs, maintenance costs and all obligations under the ground leases. All obligations under the master lease have been guaranteed by FC-GEN Operations Investment, LLC. For the year ended December 31, 2012, our lease with Genesis accounted for approximately 31% of our seniors housing triple-net segment revenues and 13% of our total revenues.

Seniors Housing Operating

Our seniors housing operating properties include the same facility types described in "Item 1 — Business — Property Types — Seniors Housing Triple-Net." Properties are primarily held in consolidated joint venture entities with operating partners. We utilize the structure proposed in the REIT Investment Diversification Act of 2007, which is commonly referred to as a "RIDEA" structure (the provisions of the Internal Revenue Code authorizing the RIDEA structure were enacted as part of the Housing and Economic Recovery Act of 2008).

Our seniors housing operating segment accounted for 37%, 32% and 7% of total revenues (including discontinued operations) for the years ended December 31, 2012, 2011 and 2010, respectively. We have relationships with eight operators to own and operate 154 facilities (plus 39 facilities in an unconsolidated joint venture). In each instance, our partner provides management services to the properties pursuant to an incentive-based management contract. We rely on our partners to effectively and efficiently manage these properties. Please see Note 21 to our consolidated financial statements for information regarding our acquisition of Sunrise Senior Living, Inc. on January 9, 2013. The following table provides information about our seniors housing operating concentration for the year ended December 31, 2012:

Partner	% of Segment Revenues	% of Total Revenues
Benchmark Senior Living, LLC	32%	12%
Merrill Gardens LLC	31%	11%

Medical Facilities

Our medical facilities include medical office buildings, hospitals and life science facilities. We typically lease our medical office buildings to multiple tenants and provide varying levels of property management. Our hospital investments are typically structured similar to our seniors housing triple-net investments. Our life science investment represents an investment in an unconsolidated joint venture entity (see Note 7 to our consolidated financial statements). Our medical facilities segment accounted for 22%, 22% and 32% of total revenues (including discontinued operations) for the years ended December 31, 2012, 2011 and 2010, respectively. No single tenant exceeds 20% of segment revenues.

Medical Office Buildings. The medical office building portfolio consists of health care related buildings that generally include physician offices, ambulatory surgery centers, diagnostic facilities, outpatient services and/or labs. Our portfolio has a strong affiliation with health systems. Approximately 92% of our medical office building portfolio is affiliated with health systems by having buildings on hospital campuses or serving as satellite locations for the health system and their physicians.

Hospitals. Our hospitals generally include acute care hospitals, inpatient rehabilitation hospitals, and long-term acute care hospitals. Acute care hospitals provide a wide range of inpatient and outpatient services, including, but not limited to, surgery, rehabilitation, therapy and clinical laboratories. Inpatient rehabilitation hospitals provide inpatient services for patients with intensive rehabilitation needs. Long-term acute care hospitals provide inpatient services for patients with complex medical conditions that require more intensive care, monitoring or emergency support than is available in most skilled nursing facilities.

Life Science Facilities. The life science portfolio consists of laboratory and office facilities specifically designed and constructed for use by biotechnology and pharmaceutical companies. These facilities are located adjacent to The Massachusetts Institute of Technology, which is a well-established market known for pharmaceutical and biotechnology research. They are similar to commercial office buildings with advanced HVAC (heating, ventilation and air conditioning), electrical and mechanical systems.

Investments

Depending upon market conditions, we believe that new investments will be available in the future with spreads over our cost of capital that will generate appropriate returns to our stockholders. We invest in seniors housing and health care real estate primarily through acquisitions, developments and joint venture partnerships. For additional information regarding acquisition and development activity, please see Note 3 to our consolidated financial statements. We diversify our investment portfolio by property type, customer and geographic location. In determining whether to invest in a property, we focus on the following: (1) the experience of the obligor's/partner's management team; (2) the historical and projected financial and operational performance of the property; (3) the credit of the obligor/partner; (4) the security for any lease or loan; (5) the real estate attributes of the building and its location; (6) the capital committed to the property by the obligor/partner; and (7) the operating fundamentals of the applicable industry. We conduct market research and analysis for all potential investments. In addition, we review the value of all properties, the interest rates and covenant requirements of any facility-level debt to be assumed at the time of the acquisition and the anticipated sources of repayment of any existing debt that is not to be assumed at the time of the acquisition.

We monitor our investments through a variety of methods determined by the type of property. Our proactive and comprehensive asset management process for seniors housing properties generally includes review of monthly financial statements and other operating data for each property, review of obligor/partner creditworthiness, property inspections, and review of covenant compliance relating to licensure, real estate taxes, letters of credit and other collateral. Our internal property management division actively manages and monitors the medical office building portfolio with a comprehensive process including tenant relations, lease expirations, the mix of health service providers, hospital/health system relationships, property performance, capital improvement needs, and market conditions among other things. In monitoring our portfolio, our personnel use a proprietary database to collect and analyze property-specific data. Additionally, we conduct extensive research to ascertain industry trends.

We evaluate the operating environment in each property's market to determine the likely trend in operating performance of the facility. When we identify unacceptable trends, we seek to mitigate, eliminate or transfer the risk. Through these efforts, we are generally able to intervene at an early stage to address any negative trends, and in so doing, support both the collectability of revenue and the value of our investment.

Investment Types

Real Property. Our properties are primarily comprised of land, building, improvements and related rights. Our hospitals and seniors housing triple-net properties are generally leased to operators under long-term operating leases. The leases generally have a fixed contractual term of 12 to 15 years and contain one or more five to 15-year renewal options. Certain of our leases also contain purchase options. Most of our rents are received under triple-net leases requiring the operator to pay rent and all additional charges incurred in the operation of the leased property. The tenants are required to repair, rebuild and maintain the leased properties. Substantially all of these operating leases are designed with escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period.

At December 31, 2012, approximately 91% of our hospitals and seniors housing triple-net properties were subject to master leases. A master lease is a lease of multiple properties to one tenant entity under a single lease agreement. From time to time, we may acquire additional properties that are then leased to the tenant under the master lease. The tenant is required to make one monthly payment that represents rent on all the properties that are subject to the master lease. Typically, the master lease tenant can exercise its right to purchase the properties or to renew the master lease only with respect to all leased properties at the same time. This bundling feature benefits us because the tenant cannot limit the purchase or renewal to the better performing properties and terminate the leasing arrangement with respect to the poorer performing properties. This spreads our risk among the entire group of properties within the master lease. The bundling feature should provide a similar advantage if the master lease tenant is in bankruptcy. Subject to certain restrictions, a debtor in bankruptcy has the right to assume or reject each of its leases. It is our intent that a tenant in bankruptcy would be required to assume or reject the master lease as a whole, rather than deciding on a property by property basis.

Our medical office building portfolio is primarily self-managed and consists principally of multi-tenant properties leased to health care providers. Our leases have favorable lease terms that typically include increasers and some form of operating expense reimbursement by the tenant. As of December 31, 2012, 83% of our portfolio included leases with full pass through, 15% with a partial expense reimbursement (modified gross) and 2% with no expense reimbursement (gross). Our medical office building leases are non-cancellable operating leases that have a weighted-average remaining term of 8.0 years at December 31, 2012 and are often credit enhanced by guaranties and/or letters of credit.

Construction. We occasionally provide for the construction of properties for tenants as part of long-term operating leases. We capitalize certain interest costs associated with funds used for the construction of properties owned by us. The amount capitalized is based upon the amount advanced during the construction period using the rate of interest that approximates our company-wide cost of financing. Our interest expense is reduced by the amount capitalized. We also typically charge a transaction fee at the commencement of construction which we defer and amortize to income over the term of the resulting lease. The construction period commences upon funding and terminates upon the earlier of the completion of the applicable property or the end of a specified period. During the construction period, we advance funds to the tenants in accordance with agreed upon terms and conditions which require, among other things, periodic site visits by a Company representative. During the construction period, we generally require an additional credit enhancement in the form of payment and performance bonds and/or completion guaranties. At December 31, 2012, we had outstanding construction investments of $162,984,000 and were committed to provide additional funds of approximately $213,255,000 to complete construction for investment properties.

Real Estate Loans. Our real estate loans are typically structured to provide us with interest income, principal amortization and transaction fees and are generally secured by first/second mortgage liens, leasehold mortgages, corporate guaranties and/or personal guaranties. At December 31, 2012, we had outstanding real estate loans of $895,665,000. The interest yield averaged approximately 6.4% per annum on our outstanding real estate loan balances. Our yield on real estate loans depends upon a number of factors, including the stated interest rate, average principal amount outstanding during the term of the loan and any interest rate adjustments. The real estate loans outstanding at December 31, 2012 are generally subject to one to 15-year terms with principal amortization schedules and/or balloon payments of the outstanding principal balances at the end of the term. Typically, real estate loans are cross-defaulted and cross-collateralized with other real estate loans, operating leases or agreements between us and the obligor and its affiliates.

Investments in Unconsolidated Entities. Our investments in unconsolidated entities generally represent interests ranging from 10% to 50% in real estate assets. Investments in less than majority owned entities where our interests represent a general partnership interest but substantive participating or kick-out rights have been granted to the limited partners, or where our interests do not represent the general partnership interest and we do not control the major operating and financial policies of the entity, are reported under the equity method of accounting. Under the equity method of accounting, our share of the investee's earnings or losses is included in our consolidated results of operations. To the extent that our cost basis is different from the basis reflected at the entity level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in our share of equity in earnings of the entity. The initial carrying value of investments in unconsolidated entities is based on the amount paid to purchase the entity interest or the estimated fair value of the assets prior to the sale of interests in the entity. Other equity investments include an investment in available-for-sale securities. These equity investments represented a minimal ownership interest in these companies. We evaluate our equity method investments for impairment based upon a comparison of the estimated fair value of the equity method investment to its carrying value. When we determine a decline in the estimated fair value of such an investment below its carrying value is other-than-temporary, an impairment is recorded. See Note 7 to our consolidated financial statements for more information.

Principles of Consolidation

The consolidated financial statements include the accounts of our wholly-owned subsidiaries and joint venture entities that we control, through voting rights or other means. All material intercompany transactions and balances have been eliminated in consolidation.

At inception of the joint venture transactions, we identify entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and determine which business enterprise is the primary beneficiary of its operations. A VIE is broadly defined as an entity where either (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. We consolidate investments in VIEs when we are determined to be the primary beneficiary. Accounting Standards Codification Topic 810, *Consolidations*, requires enterprises to perform a qualitative approach to determining whether or not a VIE will need to be consolidated on a continuous basis. This evaluation is based on an enterprise's ability to direct and influence the activities of a VIE that most significantly impact that entity's economic performance.

For investments in joint ventures, we evaluate the type of rights held by the limited partner(s), which may preclude consolidation in circumstances in which the sole general partner would otherwise consolidate the limited partnership. The assessment of limited partners' rights and their impact on the presumption of control over a limited partnership by the sole general partner should be made when an investor becomes the sole general partner and should be reassessed if (i) there is a change to the terms or in the exercisability of the rights of the limited partners, (ii) the sole general partner increases or decreases its ownership in the limited partnership interests, or (iii) there is an increase or decrease in the number of outstanding limited partnership interests. We similarly evaluate the rights of managing members of limited liability companies.

Borrowing Policies

We utilize a combination of debt and equity to fund investments. Our debt and equity levels are determined by management to maintain a conservative credit profile. Generally, we intend to issue unsecured, fixed-rate public debt with long-term maturities to approximate the maturities on our leases and loans. For short-term purposes, we may borrow on our primary unsecured line of credit arrangement. We replace these borrowings with long-term capital such as senior unsecured notes, common stock or preferred stock. When terms are deemed favorable, we may invest in properties subject to existing mortgage indebtedness. In addition, we may obtain secured financing for unleveraged properties in which we have invested or may refinance properties acquired on a leveraged basis. In our agreements with our lenders, we are subject to restrictions with respect to secured and unsecured indebtedness.

Competition

We compete with other real estate investment trusts, real estate partnerships, private equity and hedge fund investors, banks, insurance companies, finance/investment companies, government-sponsored agencies, taxable and tax-exempt bond funds, health care operators, developers and other investors in the acquisition, development, leasing and financing of health care and seniors housing properties. We compete for investments based on a number of factors including investment structures, underwriting criteria and reputation. Our ability to successfully compete is impacted by economic and demographic trends, availability of acceptable investment opportunities, our ability to negotiate beneficial investment terms, availability and cost of capital, construction and renovation costs and new and existing laws and regulations.

The operators/tenants of our properties compete on a local and regional basis with operators/tenants of properties that provide comparable services. Operators/tenants compete for patients and residents based on a number of factors including quality of care, reputation, physical appearance of properties, location, services offered, family preferences, physicians, staff and price. We also face competition from other health care facilities for tenants, such as physicians and other health care providers that provide comparable facilities and services.

For additional information on the risks associated with our business, please see "Item 1A — Risk Factors" of this Annual Report on Form 10-K.

Employees As of January 31, 2013, we had 366 employees.

Customer Concentrations Please see Note 8 to our consolidated financial statements.

Geographic Concentrations Please see "Item 2 — Properties" of this Annual Report on Form 10-K.

Certain Government Regulations

Health Law Matters — Generally

Typically, operators of seniors housing facilities do not receive significant funding from government programs and are largely subject to state laws, as opposed to federal laws. Operators of skilled nursing facilities and hospitals do receive significant funding from government programs, and these facilities are subject to the federal and state laws that regulate the type and quality of the medical and/or nursing care provided, ancillary services (*e.g.*, respiratory, occupational, physical and infusion therapies), qualifications of the administrative personnel and nursing staff, the adequacy of the physical plant and equipment, reimbursement and rate setting and operating policies. In addition, as described below, operators of these facilities are subject to extensive laws and regulations pertaining to health care fraud and abuse, including, but not limited to, the Federal Anti-Kickback Statute, the Federal Stark Law, and the Federal False Claims Act, as well as comparable state law counterparts. Hospitals, physician group practice clinics, and other health care providers that operate in our portfolio are subject to extensive federal, state, and local licensure, registration, certification, and inspection laws, regulations, and industry standards. Our tenants' failure to comply with any of these, and other, laws could result in loss of accreditation; denial of reimbursement; imposition of fines; suspension, decertification, or exclusion from federal and state health care programs; loss of license; or closure of the facility.

Licensing and Certification

The primary regulations that affect seniors housing facilities with assisted living are state licensing and registration laws. In granting and renewing these licenses, the state regulatory agencies consider numerous factors relating to a property's physical plant and operations, including, but not limited to, admission and discharge standards, staffing, and training. A decision to grant or renew a license is also affected by a property owner's record with respect to patient and consumer rights, medication guidelines, and rules. Certain of the seniors housing facilities mortgaged to or owned by us may require the resident to pay an entrance or upfront fee, a portion of which may be refundable. These entrance fee communities are subject to significant state regulatory oversight, including, for example, oversight of each facility's financial condition; establishment and monitoring of reserve requirements, and other financial restrictions; the right of residents to cancel their contracts within a specified period of time; lien rights in favor of residents; restrictions on change of ownership; and similar matters. Such oversight, and the rights of residents within these entrance fee communities, may have an effect on the revenue or operations of the operators of such facilities, and, therefore, may adversely affect us.

Certain health care facilities are subject to a variety of licensure and certificate of need ("CON") laws and regulations. Where applicable, CON laws generally require, among other requirements, that a facility demonstrate the need for (1) constructing a new facility, (2) adding beds or expanding an existing facility, (3) investing in major capital equipment or adding new services, (4) changing the ownership or control of an existing licensed facility, or (5) terminating services that have been previously approved through the CON process. Certain state CON laws and regulations may restrict the ability of operators to add new properties or expand an existing facility's size or services. In addition, CON laws may constrain the ability of an operator to transfer responsibility for operating a particular facility to a new operator. If we have to replace a property operator who is excluded from participating in a federal or state health care program (as discussed below), our ability to replace the operator may be affected by a particular state's CON laws, regulations, and applicable guidance governing changes in provider control.

With respect to licensure, generally our skilled nursing facilities and acute care facilities are required to be licensed and certified for participation in Medicare, Medicaid, and other federal health care programs. This generally requires license renewals and compliance surveys on an annual or bi-annual basis. The failure of our operators to maintain or renew any required license or regulatory approval as well as the failure of our operators to correct serious deficiencies identified in a compliance survey could require those operators to discontinue operations at a property. In addition, if a property is found to be out of compliance with Medicare, Medicaid, or other health care program conditions of participation, the property operator may be excluded from participating in those government health care programs. Any such occurrence may impair an operator's ability to meet their financial obligations to us. If we have to replace an excluded-property operator, our ability to replace the operator may be affected by federal and state laws, regulations, and applicable guidance governing changes in provider control. This may result in payment delays, an inability to find a replacement operator, a significant working capital commitment from us to a new operator or other difficulties.

Reimbursement

Seniors Housing Facilities (excluding skilled nursing facilities). Approximately 58% of our overall revenues for the year ended December 31, 2012 were attributable to seniors housing facilities. The majority of the revenues received by the operators of these facilities are from private pay sources. The remaining revenue source is primarily Medicaid under certain waiver programs. As a part of the Omnibus Budget Reconciliation Act ("OBRA") of 1981, Congress established a waiver program enabling some states to offer Medicaid reimbursement to assisted living providers as an alternative to institutional long-term care services. The provisions of OBRA and the subsequent OBRA Acts of 1987 and 1990 permit states to seek a waiver from typical Medicaid requirements to develop cost-effective alternatives to long-term care, including Medicaid payments for assisted living and home health. As of December 31, 2012, ten of our 42 seniors housing operators received Medicaid reimbursement pursuant to Medicaid waiver programs. For the twelve months ended September 30, 2012, approximately 4% of the revenues at our seniors housing facilities were from Medicaid reimbursement. There can be no guarantee that a state Medicaid program operating pursuant to a waiver will be able to maintain its waiver status.

Rates paid by self-pay residents are set by the facilities and are determined by local market conditions and operating costs. Generally, facilities receive a higher payment per day for a private pay resident than for a Medicaid beneficiary who requires a comparable level of care. The level of Medicaid reimbursement varies from state to state. Thus, the revenues generated by operators of our assisted living facilities may be adversely affected by payor mix, acuity level, changes in Medicaid eligibility, and reimbursement levels. In addition, a state could lose its Medicaid waiver and no longer be permitted to utilize Medicaid dollars to reimburse for assisted living services. Changes in revenues could in turn have a material adverse effect on an operator's ability to meet its obligations to us.

Skilled Nursing Facilities and Hospitals. Skilled nursing facilities and hospitals typically receive most of their revenues from the Medicare and Medicaid programs, with the balance representing reimbursement payments from private payors, including private insurers. Consequently, changes in federal or state reimbursement policies may also adversely affect an operator's ability to cover its expenses, including our rent or debt service. Skilled nursing facilities and hospitals are subject to periodic pre- and post-payment reviews, and other audits by federal and state authorities. A review or audit of a property operator's claims could result in recoupments, denials, or delay of payments in the future, which could have a material adverse effect on the operator's ability to meet its financial obligations to us. Due to the significant judgments and estimates inherent in payor settlement accounting, no assurance can be given as to the adequacy of any reserves maintained by our property operators to cover potential adjustments to reimbursements, or to cover settlements made to payors. In fact, in December 2010, the Department of Health and Human Services Office of Inspector General ("OIG") released a report focusing on skilled nursing facilities' billing practices for Medicare Part A payments, and found that between 2006-2008 skilled nursing facilities increasingly billed for higher paying Resource Utilization Groups ("RUGs"), the payment classification mechanism for the Medicare program, even though beneficiary characteristics remained largely unchanged. In particular, from 2006 to 2008, OIG found that the percentage of RUGs for ultra high therapy increased from 17% to 28%, despite the fact that beneficiaries' ages and diagnoses at admission were largely unchanged during that time period. In November 2012, the OIG released a report focused on inappropriate payments to skilled nursing facilities, and found that of the 499 claims from 2009 that were reviewed in the study, skilled nursing facilities billed 25% of the claims in error and misreported information on the Minimum Data Set ("MDS") for 47% of the claims. Recent attention on skilled nursing billing practices and payments or ongoing government pressure to reduce spending by government health care programs, could result in lower payments to skilled nursing facilities and, as a result, may impair an operator's ability to meet its financial obligations to us.

Medicare Reimbursement and Skilled Nursing Facilities. For the twelve months ended September 30, 2012, approximately 29% of the revenues at our skilled nursing facilities (which comprised 20% of our overall revenues for the year ended December 31, 2012) were paid by Medicare. Skilled nursing facilities are reimbursed under the Medicare Skilled Nursing Facility Prospective Payment System ("SNF PPS"). There is a risk that some skilled nursing facilities' costs will exceed the fixed payments under the SNF PPS, and there is also a risk that payments under the SNF PPS may be set below the costs to provide certain items and services, which could result in immediate financial difficulties for skilled nursing facilities, and could cause operators to seek bankruptcy protection. Skilled nursing facilities have faced these types of difficulties since the implementation of the SNF PPS.

The Centers for Medicare & Medicaid Services ("CMS"), an agency of the U.S. Department of Health and Human Services ("HHS"), made a positive payment update for skilled nursing facilities for fiscal year 2013. For fiscal year 2013, skilled nursing facilities received a 1.8% increase in RUG payments, resulting from a 2.5% market basket update less a 0.7% multi-factor productivity adjustment . In addition, on November 21, 2011, the Joint Select Committee on Deficit Reduction, which was created by the Budget Control Act of 2011, concluded its work, and issued a statement that it was not able to make a bipartisan agreement, thus triggering the sequestration process. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which delayed the sequestration process until March 2013. The sequestration process, if triggered, will result in spending reductions, including Medicare cuts. The American Taxpayer Relief Act of 2012 also increased the multiple procedure discount for Part B therapy services from 25% to 50% effective April 2013.

In addition, Section 5008 of the Deficit Reduction Act of 2005 directed the Secretary of HHS to conduct a Post Acute Care Payment Reform Demonstration ("PAC-PRD") program, for a three year period, beginning January 1, 2008, to assess the costs and outcomes of patients discharged from hospitals in a variety of post-acute care settings, including skilled nursing facilities. The demonstration program's results and recommendations were reported to Congress in a January 2012 report. The results and recommendations could lead to future changes in Medicare coverage, reimbursement, and reporting requirements for post-acute care.

The Balanced Budget Act of 1997 mandated caps on Medicare reimbursement for certain therapy services. However, Congress imposed various waivers on the implementation of those caps. The Middle Class Tax Relief and Job Creation Act of 2012 made a number of changes, including, effective on October 1, 2012, applying the therapy caps to outpatient hospitals, creating two new threshold amounts of $3,700 (one for each therapy cap amount), and requiring a manual medical review process of claims over these new thresholds. The Middle Class Tax Relief and Job Creation Act of 2012 also extended the waiver program related to therapy caps through the end of 2012. These therapy caps may negatively impact payments to skilled nursing facilities. However, members of MedPAC recently stated that they would prefer not to have hard caps, which indicates that the waiver program for therapy caps will likely continue.

If the waiver program expires, patients will need to use private funds to pay for the cost of therapy above the caps. If patients are unable to satisfy their out-of-pocket cost responsibility to reimburse an operator for services rendered, the operator's ability to meet its financial obligations to us could be adversely impacted.

Medicare Reimbursement and Hospitals. For the twelve months ended September 30, 2012, approximately 52% of the revenues at our hospitals (which comprised 5% of our overall revenues for the year ended December 31, 2012) were from Medicare reimbursements. Hospitals, generally, are reimbursed by Medicare under the Hospital Inpatient Prospective Payment System ("PPS"), the Hospital Outpatient Prospective Payment System ("OPPS"), the Long Term Care Hospital Prospective Payment System ("LTCH PPS"), or the Inpatient Rehabilitation Facility Prospective Payment System ("IRF PPS"). Acute care hospitals provide a wide range of inpatient and outpatient services, including, but not limited to, surgery, rehabilitation, therapy, and clinical laboratory services. Long-term acute care hospitals provide inpatient services for patients with medical conditions that are often complex and that require more intensive care, monitoring or emergency support than that available in most skilled nursing facilities. Inpatient rehabilitation facilities provide intensive rehabilitation services in an inpatient setting for patients requiring at least three hours of rehabilitation services a day.

With respect to Medicare's PPS for regular hospitals, reimbursement for inpatient services is made on the basis of a fixed, prospective rate, based on the principal diagnosis of the patient. Hospitals may be at risk to the extent that their costs in treating a specific case exceed the fixed payment amount. The diagnosis related group ("DRG") reimbursement system was updated in 2008 to expand the number of DRGs from 538 to 745 in order to better distinguish more severe conditions. The addition of new DRGs raised the total number of DRGs to 751. In some cases, a hospital might be able to qualify for an outlier payment if the hospital's losses exceed a threshold.

On August 1, 2012, CMS published a final rule for the inpatient prospective payment system, which sets forth acute care and long-term care hospital payment rate changes for the 2013 fiscal year. Specifically, CMS estimates that, for fiscal year 2013, the Medicare rates for inpatient stays at acute care hospitals will increase by 2.8% for those hospitals that successfully participate in the Hospital Inpatient Quality Reporting Program, while those that do not successfully participate in that program would receive a payment rate increase of 0.8%. CMS also implemented a 3.75% one-time budget neutrality adjustment to the long-term care hospital rate that would be phased in over three years. The first year phase in of that adjustment will be 1.3%, which would apply to payments or discharges on or after December 29, 2012. CMS adopted a one-year extension of the existing moratorium on the 25% threshold policy, through fiscal year 2013, beginning on or after October 1, 2012 and before October 1, 2013. CMS clarified its regulations to reflect an existing policy that the Inpatient Prospective Payment System comparable per diem amount is capped at an amount comparable to what would have been a full payment under the Inpatient Prospective Payment System and that cap applies to short stay cases in long-term care hospitals with discharges occurring on or after December 29, 2012. The legislative moratorium on new long-term hospitals and satellite facilities is set to expire at the end of 2012. Additionally, on July 30, 2012, CMS released notices updating the payment rates for inpatient rehabilitation facilities ("IRFs"). For IRF discharges occurring on or after October 1, 2012 and on or before September 30, 2013, CMS is implementing a net 1.9% rate increase.

On November 1, 2012, CMS published the calendar year 2013 final rule with comment period for outpatient care hospitals and ambulatory surgery centers. CMS estimates that the rates and policies in the final rule will increase payment rates for ambulatory surgery centers by 0.6%.

Medicare Reimbursement and Physicians. CMS annually adjusts the Medicare Physician Fee Schedule payment rates based on an update formula that includes application of the Sustainable Growth Rate ("SGR"). On

November 1, 2011, CMS published the calendar year 2012 Physician Fee Schedule final rule for a negative 27.4% update under the statutory SGR formula. In February 2012, Congress passed the Middle Class Tax Relief and Job Creation Act of 2012, which blocked the cut through the end of 2012. On November 1, 2012, CMS published the calendar year 2013 Physician Fee Schedule final rule with comment period. The final rule calls for a negative 26.5% update under the statutory SGR formula. Congress has overridden the required reduction every year from 2003 through the end of 2012. The final rule continues implementation of quality and cost measures that will be used in establishing a new value-based modifier that would adjust physician payments based on whether they are providing higher quality and more efficient care. The Health Reform Laws, as defined below, require CMS to begin making payment adjustments to certain physicians and physician groups on January 1, 2015, and to apply the modifier to all physicians by January 1, 2017. Calendar year 2013 is the initial performance year for purposes of adjusting payments in calendar year 2015.

Medicaid Reimbursement. Medicaid is a major payor source for residents in our skilled nursing facilities and hospitals. For the twelve months ended September 30, 2012, approximately 49% of the revenues of our skilled nursing facilities and 11% of the revenues of our hospitals were attributable to Medicaid reimbursement payments. The federal and state governments share responsibility for financing Medicaid. The federal matching rate, known as the Federal Medical Assistance Percentage ("FMAP"), varies by state based on relative per capita income, but is at least 50% in all states. On average, Medicaid is the largest component of total state spending, representing approximately 23.7% of total state expenditures in state fiscal year 2011. The percentage of Medicaid dollars used for long-term care varies from state to state, due in part to different ratios of elderly population and eligibility requirements. Within certain federal guidelines, states have a fairly wide range of discretion to determine eligibility and reimbursement methodology. Many states reimburse long-term care facilities using fixed daily rates, which are applied prospectively based on patient acuity and the historical costs incurred in providing patient care. Reasonable costs typically include allowances for staffing, administrative and general expenses, property, and equipment (*e.g.*, real estate taxes, depreciation and fair rental).

In most states, Medicaid does not fully reimburse the cost of providing skilled nursing services. Certain states are attempting to slow the rate of growth in Medicaid expenditures by freezing rates or restricting eligibility and benefits. Our skilled nursing portfolio's average Medicaid rate will likely vary throughout the year as states continue to make interim changes to their budgets and Medicaid funding. In addition, Medicaid reimbursement rates may decline if revenues in a particular state are not sufficient to fund budgeted expenditures. President Obama's proposed fiscal year budget for 2013, released on February 13, 2012, includes a proposal to place new limits on state provider taxes that are used to pay the state share of Medicaid and has the potential to further impact Medicaid reimbursement rates. The President's budget includes a proposal to phase down the Medicaid provider tax, a tax paid by health care providers to help fund state Medicaid programs, beginning with a reduction from the current law level of 6.0% to 4.5% in fiscal year 2015. The President's budget also includes a proposal to replace the Federal matching rate for state Medicaid and the Children's Health Insurance Program with a single matching rate specific to each state.

The Medicare Part D drug benefit became effective January 1, 2006. Since that date, low-income Medicare beneficiaries (eligible for both Medicare and full Medicaid benefits), including those nursing home residents who are dually eligible for both programs, may enroll and receive outpatient prescription drugs under Medicare, not Medicaid. Medicare Part D has resulted in increased administrative responsibilities for nursing home operators because enrollment in Medicare Part D is voluntary and residents must choose between multiple prescription drug plans. Operators may also experience increased expenses to the extent that a particular drug prescribed to a patient is not listed on the Medicare Part D drug plan formulary for the plan in which the patient is enrolled.

The reimbursement methodologies applied to health care facilities continue to evolve. Federal and state authorities have considered and may seek to implement new or modified reimbursement methodologies that may negatively impact health care property operations. The impact of any such changes, if implemented, may result in a material adverse effect on our skilled nursing and hospital property operations. No assurance can be given that current revenue sources or levels will be maintained. Accordingly, there can be no assurance that payments under a government health care program are currently, or will be in the future, sufficient to fully reimburse the property operators for their operating and capital expenses. As a result, an operator's ability to meet its financial obligations to us could be adversely impacted.

Finally, the Patient Protection and Affordable Care Act of 2010 ("PPACA") and the Health Care and Education Reconciliation Act of 2010, which amends the PPACA (collectively, the "Health Reform Laws") (further discussed below) may have a significant impact on Medicare, Medicaid, other federal health care programs, and private insurers, which impact the reimbursement amounts received by skilled nursing facilities and other health care providers. The Health Reform Laws could have a substantial and material adverse effect on all parties directly or indirectly involved in the health care system.

Other Related Laws

Skilled nursing facilities and hospitals (and seniors housing facilities that receive Medicaid payments) are subject to federal, state, and local laws, regulations, and applicable guidance that govern the operations and financial and other arrangements that may be entered into by health care providers. Certain of these laws prohibit direct or indirect payments of any kind for the purpose of inducing or encouraging the referral of patients for medical products or services reimbursable by government health care programs. Other laws require providers to furnish only medically necessary services and submit to the government valid and accurate statements for each service. Still, other laws require providers to comply with a variety of safety, health and other requirements relating to the condition of the licensed property and the quality of care provided. Sanctions for violations of these laws, regulations, and other applicable guidance may include, but are not limited to, criminal and/or civil penalties and fines, loss of licensure, immediate termination of government payments, and exclusion from any government health care program. In certain circumstances, violation of these rules (such as those prohibiting abusive and fraudulent behavior) with respect to one property may subject other facilities under common control or ownership to sanctions, including exclusion from participation in the Medicare and Medicaid programs, as well as other government health care programs. In the ordinary course of its business, a property operator is regularly subjected to inquiries, investigations, and audits by the federal and state agencies that oversee these laws and regulations.

All health care providers, including, but not limited to skilled nursing facilities and hospitals (and seniors housing facilities that receive Medicaid payments) are also subject to the Federal Anti-Kickback Statute, which generally prohibits persons from offering, providing, soliciting, or receiving remuneration to induce either the referral of an individual or the furnishing of a good or service for which payment may be made under a federal health care program, such as Medicare or Medicaid. Skilled nursing facilities and hospitals are also subject to the Federal Ethics in Patient Referral Act of 1989, commonly referred to as the Stark Law. The Stark Law generally prohibits the submission of claims to Medicare for payment if the claim results from a physician referral for certain designated services and the physician has a financial relationship with the health service provider that does not qualify under one of the exceptions for a financial relationship under the Stark Law. Similar prohibitions on physician self-referrals and submission of claims apply to state Medicaid programs. Further, health care providers, including, but not limited to, skilled nursing facilities and hospitals (and seniors housing facilities that receive Medicaid payments), are subject to substantial financial penalties under the Civil Monetary Penalties Act and the Federal False Claims Act and, in particular, actions under the Federal False Claims Act's "whistleblower" provisions. Private enforcement of health care fraud has increased due in large part to amendments to the Federal False Claims Act that encourage private individuals to sue on behalf of the government. These whistleblower suits brought by private individuals, known as qui tam actions, may be filed by almost anyone, including present and former patients, nurses and other employees. Such whistleblower actions have been brought against nursing facilities on the basis of the alleged failure of the nursing facility to meet applicable regulations relating to its operations. Significantly, if a claim is successfully adjudicated, the Federal False Claims Act provides for treble damages up to $11,000 per claim.

Prosecutions, investigations, or whistleblower actions could have a material adverse effect on a property operator's liquidity, financial condition, and operations, which could adversely affect the ability of the operator to meet its financial obligations to us. Finally, various state false claim act and anti-kickback laws may also apply to each property operator. Violation of any of the foregoing statutes can result in criminal and/or civil penalties that could have a material adverse effect on the ability of an operator to meet its financial obligations to us.

Other legislative developments, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), have greatly expanded the definition of health care fraud and related offenses and broadened its scope to include private health care plans in addition to government payors. Congress also has greatly increased funding for the Department of Justice, Federal Bureau of Investigation and the Office of the Inspector General of the Department of Health and Human Services to audit, investigate and prosecute suspected health care fraud. Moreover, a significant portion of the billions in health care fraud recoveries over the past several years has also been returned to government agencies to further fund their fraud investigation and prosecution efforts.

Additionally, other HIPAA provisions and regulations provide for communication of health information through standard electronic transaction formats and for the privacy and security of health information. In order to comply with the regulations, health care providers often must undertake significant operational and technical implementation efforts. Operators also may face significant financial exposure if they fail to maintain the privacy and security of medical records and other personal health information about individuals. The Health Information Technology for Economic and Clinical Health ("HITECH") Act, passed in February 2009, strengthened the HHS Secretary's authority to impose civil money penalties for HIPAA violations occurring after February 18, 2009. HITECH directs the HHS Secretary to provide for periodic audits to ensure covered entities and their business associates (as that term is defined under HIPAA) comply with the applicable HITECH requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action. CMS issued an interim Final Rule which conformed HIPAA enforcement regulations to the HITECH Act, increasing the maximum penalty for multiple violations of a single requirement or prohibition to $1.5 million. Higher penalties may accrue for violations of multiple requirements or prohibitions. Additionally, on January 17, 2013, CMS released a final rule, which expands the applicability of HIPAA and HITECH and strengthens the government's ability to enforce these laws. The final rule broadens the definition of "business associate" and provides for civil money penalty liability against covered entities and business associates for the acts of their agents regardless of whether a business associate agreement is in place. Additionally, the final rule adopts certain changes to the HIPAA enforcement regulations to incorporate the increased and tiered civil monetary penalty structure provided by HITECH, and makes business associates of covered entities directly liable under HIPAA for compliance with certain of the HIPAA privacy standards and HIPAA security standards. HIPAA violations are also potentially subject to criminal penalties.

In November 2002, CMS began an ongoing national Nursing Home Quality Initiative ("NHQI"). Under this initiative, historical survey information, the NHQI Pilot Evaluation Report and the NHQI Overview is made available to the public on-line. The NHQI website provides consumer and provider information regarding the quality of care in nursing homes. The data allows consumers, providers, states, and researchers to compare quality information that shows how well nursing homes are caring for their residents' physical and clinical needs. The posted nursing home quality measures come from resident assessment data that nursing homes routinely collect on the residents at specified intervals during their stay. If the operators of nursing facilities are unable to achieve quality of care ratings that are comparable or superior to those of their competitors, they may lose market share to other facilities, reducing their revenues and adversely impacting their ability to make rental payments.

Finally, government investigations and enforcement actions brought against the health care industry have increased dramatically over the past several years and are expected to continue. Some of these enforcement actions represent novel legal theories and expansions in the application of the Federal False Claims Act. The costs for an operator of a health care property associated with both defending such enforcement actions and the undertakings in settling these actions can be substantial and could have a material adverse effect on the ability of an operator to meet its obligations to us.

Taxation

Federal Income Tax Considerations

The following summary of the taxation of the Company and the material federal tax consequences to the holders of our debt and equity securities is for general information only and is not tax advice. This summary does not address all aspects of taxation that may be relevant to certain types of holders of stock or securities (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker-dealers, persons holding shares of common stock as part of a hedging, integrated conversion, or constructive sale transaction or a straddle, traders in securities that use a mark-to-market method of accounting for their securities, investors in pass-through entities and foreign corporations and persons who are not citizens or residents of the United States).

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any state or local income taxation or foreign income taxation or other tax consequences. This summary is based on current U.S. federal income tax law. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of our securities as set forth in this summary. Before you purchase our securities, you should consult your own tax advisor regarding the particular U.S. federal, state, local, foreign and other tax consequences of acquiring, owning and selling our securities.

General

We elected to be taxed as a real estate investment trust (a "REIT") commencing with our first taxable year. We intend to continue to operate in such a manner as to qualify as a REIT, but there is no guarantee that we will qualify or remain qualified as a REIT for subsequent years. Qualification and taxation as a REIT depends upon our ability to meet a variety of qualification tests imposed under federal income tax law with respect to income, assets, distribution level and diversity of share ownership as discussed below under "— Qualification as a REIT." There can be no assurance that we will be owned and organized and will operate in a manner so as to qualify or remain qualified.

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that is distributed to stockholders. We may, however, be subject to tax at normal corporate rates on any taxable income or capital gain not distributed. If we elect to retain and pay income tax on our net long-term capital gain, stockholders are required to include their proportionate share of our undistributed long-term capital gain in income, but they will receive a refundable credit for their share of any taxes paid by us on such gain.

Despite the REIT election, we may be subject to federal income and excise tax as follows:

- To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates;
- We may be subject to the "alternative minimum tax" (the "AMT") on certain tax preference items to the extent that the AMT exceeds our regular tax;
- If we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, such income will be taxed at the highest corporate rate;
- Any net income from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than dispositions of foreclosure property and dispositions of property due to an involuntary conversion) will be subject to a 100% tax;
- If we fail to satisfy either the 75% or 95% gross income tests (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of (i) 75% of our gross income over the amount of qualifying gross income for purposes of the 75% gross income test (discussed below) or (ii) 95% of our gross income over the amount of qualifying gross income for purposes of the 95% gross income test (discussed below) multiplied by (2) a fraction intended to reflect our profitability;
- If we fail to distribute during each year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for such year (other than capital gain that we elect to retain and pay tax on) and (3) any undistributed taxable income from preceding periods, we will be subject to a 4% excise tax on the excess of such required distribution over amounts actually distributed; and

- We will be subject to a 100% tax on the amount of any rents from real property, deductions or excess interest paid to us by any of our "taxable REIT subsidiaries" that would be reduced through reallocation under certain federal income tax principles in order to more clearly reflect income of the taxable REIT subsidiary. See "— Qualification as a REIT — Investments in Taxable REIT Subsidiaries."
- We may be subject to the corporate "alternative minimum tax" on any items of tax preference, including any deductions of net operating losses.

If we acquire any assets from a corporation, which is or has been a "C" corporation, in a carryover basis transaction, we could be liable for specified liabilities that are inherited from the "C" corporation. A "C" corporation is generally defined as a corporation that is required to pay full corporate level federal income tax. If we recognize gain on the disposition of the assets during the ten-year period beginning on the date on which the assets were acquired by us, then, to the extent of the assets' "built-in gain" (i.e., the excess of the fair market value of the asset over the adjusted tax basis in the asset, in each case determined as of the beginning of the ten-year period), we will be subject to tax on the gain at the highest regular corporate rate applicable. The results described in this paragraph with respect to the recognition of built-in gain assume that the built-in gain assets, at the time the built-in gain assets were subject to a conversion transaction (either where a "C" corporation elected REIT status or a REIT acquired the assets from a "C" corporation), were not treated as sold to an unrelated party and gain recognized. For those properties that are subject to the built-in-gains tax, if triggered by a sale within the ten-year period beginning on the date on which the properties were acquired by us, then the potential amount of built-in-gains tax will be an additional factor when considering a possible sale of the properties. See Note 18 to our consolidated financial statements for additional information regarding the built-in gains tax.

Qualification as a REIT

A REIT is defined as a corporation, trust or association:

(1) which is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation but for the federal income tax law relating to REITs;

(4) which is neither a financial institution nor an insurance company;

(5) the beneficial ownership of which is held by 100 or more persons in each taxable year of the REIT except for its first taxable year;

(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, excluding its first taxable year, directly or indirectly, by or for five or fewer individuals (which includes certain entities) (the "Five or Fewer Requirement"); and

(7) which meets certain income and asset tests described below.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

Based on publicly available information, we believe we have satisfied the share ownership requirements set forth in (5) and (6) above. In addition, Article VI of our by-laws provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

We have complied with, and will continue to comply with, regulatory rules to send annual letters to certain of our stockholders requesting information regarding the actual ownership of our stock. If, despite sending the annual letters, we do not know, or after exercising reasonable diligence would not have known, whether we failed to meet the Five or Fewer Requirement, we will be treated as having met the Five or Fewer Requirement. If we fail to comply with these regulatory rules, we will be subject to a monetary penalty. If our failure to comply was due to intentional disregard of the requirement, the penalty would be increased. However, if our failure to comply were due to reasonable cause and not willful neglect, no penalty would be imposed.

We may own a number of properties through wholly owned subsidiaries. A corporation will qualify as a "qualified REIT subsidiary" if 100% of its stock is owned by a REIT, and the REIT does not elect to treat the subsidiary as a taxable REIT subsidiary. A "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities and items of income, deductions and credits of a "qualified REIT subsidiary" will be treated as assets, liabilities and items (as the case may be) of the REIT. A "qualified REIT subsidiary" is not subject to federal income tax, and our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the value or total voting power of such issuer or more than 5% of the value of our total assets, as described below under "— Asset Tests."

If we invest in a partnership, a limited liability company or a trust taxed as a partnership or as a disregarded entity, we will be deemed to own a proportionate share of the partnership's, limited liability company's or trust's assets. Likewise, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income will retain the same character in our hands as it has in the hands of the partnership, limited liability company or trust. These "look-through" rules apply for purposes of the income tests and assets tests described below.

Income Tests. There are two separate percentage tests relating to our sources of gross income that we must satisfy for each taxable year.

- At least 75% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from "rents from real property," other income from investments relating to real property or mortgages on real property or certain income from qualified temporary investments.
- At least 95% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from any of the sources qualifying for the 75% gross income test and from dividends (including dividends from taxable REIT subsidiaries) and interest.

As to transactions entered into in taxable years beginning after October 22, 2004 and on or prior to July 30, 2008, any of our income from a "clearly identified" hedging transaction that is entered into by us in the normal course of business, directly or indirectly, to manage the risk of interest rate movements, price changes or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by us, or such other risks that are prescribed by the Internal Revenue Service, is excluded from the 95% gross income test.

For transactions entered into after July 30, 2008, any of our income from a "clearly identified" hedging transaction that is entered into by us in the normal course of business, directly or indirectly, to manage the risk of interest rate movements, price changes or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by us is excluded from the 95% and 75% gross income tests.

For transactions entered into after July 30, 2008, any of our income from a "clearly identified" hedging transaction entered into by us primarily to manage risk of currency fluctuations with respect to any item of income or gain that is included in gross income in the 95% and 75% gross income tests is excluded from the 95% and 75% gross income tests.

In general, a hedging transaction is "clearly identified" if (1) the transaction is identified as a hedging transaction before the end of the day on which it is entered into and (2) the items or risks being hedged are identified "substantially contemporaneously" with the hedging transaction. An identification is not substantially contemporaneous if it is made more than 35 days after entering into the hedging transaction.

As to gains and items of income recognized after July 30, 2008, "passive foreign exchange gain" for any taxable year will not constitute gross income for purposes of the 95% gross income test and "real estate foreign exchange gain" for any taxable year will not constitute gross income for purposes of the 75% gross income test. Real estate foreign exchange gain is foreign currency gain (as defined in Internal Revenue Code Section 988(b)(1)) which is attributable to: (i) any qualifying item of income or gain for purposes of the 75% gross income test; (ii) the acquisition or ownership of obligations secured by mortgages on real property or interests in real property; or (iii) becoming or being the obligor under obligations secured by mortgages on real property or on interests in real property. Real estate foreign exchange gain also includes Internal Revenue Code Section 987 gain attributable to a qualified business unit (a "QBU") of a REIT if the QBU itself meets the 75% income test for the taxable year and the 75% asset test at the close of each quarter that the REIT has directly or indirectly held the QBU. Real estate foreign exchange gain also includes any other foreign currency gain as determined by the Secretary of the Treasury. Passive foreign exchange gain includes all real estate foreign exchange gain and foreign currency gain which is attributable to: (i) any qualifying item of income or gain for purposes of the 95% gross income test; (ii) the acquisition or ownership of obligations; (iii) becoming or being the obligor under obligations; and (iv) any other foreign currency gain as determined by the Secretary of the Treasury.

Generally, other than income from "clearly identified" hedging transactions entered into by us in the normal course of business, any foreign currency gain derived by us from dealing, or engaging in substantial and regular trading, in securities will constitute gross income which does not qualify under the 95% or 75% gross income tests.

Rents received by us will qualify as "rents from real property" for purposes of satisfying the gross income tests for a REIT only if several conditions are met:

- The amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales.
- Rents received from a tenant will not qualify as rents from real property if the REIT, or an owner of 10% or more of the REIT, also directly or constructively owns 10% or more of the tenant, unless the tenant is our taxable REIT subsidiary and certain other requirements are met with respect to the real property being rented.
- If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."
- For rents to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary or an "independent contractor" from whom we derive no income, except that we may directly provide services that are "usually or customarily rendered" in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."
- For taxable years beginning after July 30, 2008, the REIT may lease "qualified health care properties" on an arm's-length basis to a taxable REIT subsidiary if the property is operated on behalf of such subsidiary by a person who qualifies as an "independent contractor" and who is, or is related to a person who is, actively engaged in the trade or business of operating health care facilities for any person unrelated to us or our taxable REIT subsidiary, an "eligible independent contractor." Generally, the rent that the REIT receives from the taxable REIT subsidiary will be treated as "rents from real property." A "qualified health care property" includes any real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility.

A REIT is permitted to render a de minimis amount of impermissible services to tenants and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. Furthermore, impermissible services may be furnished to tenants by a taxable REIT subsidiary subject to certain conditions, and we may still treat rents received with respect to the property as rent from real property.

The term "interest" generally does not include any amount if the determination of the amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage of receipts or sales.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are eligible for relief. These relief provisions generally will be available if (1) following our identification of the failure, we file a schedule for such taxable year describing each item of our gross income, and (2) the failure to meet such tests was due to reasonable cause and not due to willful neglect.

It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions. If these relief provisions apply, a 100% tax is imposed on an amount equal to (a) the gross income attributable to (1) 75% of our gross income over the amount of qualifying gross income for purposes of the 75% income test and (2) 95% of our gross income over the amount of qualifying gross income for purposes of the 95% income test, multiplied by (b) a fraction intended to reflect our profitability.

The Secretary of the Treasury is given broad authority to determine whether particular items of income or gain qualify or not under the 75% and 95% gross income tests, or are to be excluded from the measure of gross income for such purposes.

Asset Tests. Within 30 days after the close of each quarter of our taxable year, we must also satisfy several tests relating to the nature and diversification of our assets determined in accordance with generally accepted accounting principles. At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of our operation), government securities and qualified temporary investments. Although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote (the "10% vote test") or value (the "10% value test") of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Further, no more than 25% of the total assets may be represented by securities of one or more taxable REIT subsidiaries (the "25% asset test") and no more than 5% of the value of our total assets may be represented by securities of any non-governmental issuer other than a qualified REIT subsidiary (the "5% asset test"), another REIT or a taxable REIT subsidiary. Each of the 10% vote test, the 10% value test and the 25% and 5% asset tests must be satisfied at the end of each quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

Certain items are excluded from the 10% value test, including: (1) straight debt securities (as defined in Internal Revenue Code Section 1361(c)(5)) of an issuer (including straight debt that provides certain contingent payments); (2) any loan to an individual or an estate; (3) any rental agreement described in Section 467 of the Internal Revenue Code, other than with a "related person"; (4) any obligation to pay rents from real property; (5) certain securities issued by a state or any subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (6) any security issued by a REIT; and (7) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of security ("excluded securities"). Special rules apply to straight debt securities issued by corporations and entities taxable as partnerships for federal income tax purposes. If a REIT, or its taxable REIT subsidiary, holds (1) straight debt securities of a corporate or partnership issuer and (2) securities of such issuer that are not excluded securities and have an aggregate value greater than 1% of such issuer's outstanding securities, the straight debt securities will be included in the 10% value test.

A REIT's interest as a partner in a partnership is not treated as a security for purposes of applying the 10% value test to securities issued by the partnership. Further, any debt instrument issued by a partnership will not be a security for purposes of applying the 10% value test (1) to the extent of the REIT's interest as a partner in the partnership and (2) if at least 75% of the partnership's gross income (excluding gross income from prohibited transactions) would qualify for the 75% gross income test. For purposes of the 10% value test, a REIT's interest in a partnership's assets is determined by the REIT's proportionate interest in any securities issued by the partnership (other than the excluded securities described in the preceding paragraph).

For taxable years beginning after July 30, 2008, if the REIT or its QBU uses a foreign currency as its functional currency, the term "cash" includes such foreign currency, but only to the extent such foreign currency is (i) held for use in the normal course of the activities of the REIT or QBU which give rise to items of income or gain that are included in the 95% and 75% gross income tests or are directly related to acquiring or holding assets qualifying under the 75% asset test, and (ii) not held in connection with dealing or engaging in substantial and regular trading in securities.

With respect to corrections of failures as to violations of the 10% vote test, the 10% value test or the 5% asset test, a REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure a violation that does not exceed the lesser of 1% of the REIT's assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets. For violations of any of the REIT asset tests due to reasonable cause and not willful neglect that exceed the thresholds described in the preceding sentence, a REIT can avoid disqualification as a REIT after the close of a taxable quarter by taking certain steps, including disposition of sufficient assets within the six month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets and filing a schedule with the Internal Revenue Service that describes the non-qualifying assets.

Investments in Taxable REIT Subsidiaries. REITs may own more than 10% of the voting power and value of securities in taxable REIT subsidiaries. We and any taxable corporate entity in which we own an interest are allowed to jointly elect to treat such entity as a "taxable REIT subsidiary."

Certain of our subsidiaries have elected to be treated as a taxable REIT subsidiary. Taxable REIT subsidiaries are subject to full corporate level federal taxation on their earnings but are permitted to engage in certain types of activities that cannot be performed directly by REITs without jeopardizing their REIT status. Our taxable REIT subsidiaries will attempt to minimize the amount of these taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent our taxable REIT subsidiaries are required to pay federal, state or local taxes, the cash available for distribution as dividends to us from our taxable REIT subsidiaries will be reduced.

The amount of interest on related-party debt that a taxable REIT subsidiary may deduct is limited. Further, a 100% tax applies to any interest payments by a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is not commercially reasonable. A taxable REIT subsidiary is permitted to deduct interest payments to unrelated parties without any of these restrictions.

The Internal Revenue Service may reallocate costs between a REIT and its taxable REIT subsidiary where there is a lack of arm's-length dealing between the parties. Any deductible expenses allocated away from a taxable REIT subsidiary would increase its tax liability. Further, any amount by which a REIT understates its deductions and overstates those of its taxable REIT subsidiary may, subject to certain exceptions, be subject to a 100% tax. Additional taxable REIT subsidiary elections may be made in the future for additional entities in which we obtain an interest.

Annual Distribution Requirements. In order to avoid being taxed as a regular corporation, we are required to make distributions (other than capital gain distributions) to our stockholders which qualify for the dividends paid deduction in an amount at least equal to (1) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the after-tax net income, if any, from foreclosure property, minus (2) a portion of certain items of non-cash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular distribution payment after such declaration. The amount distributed must not be preferential. This means that every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. As discussed above, we may be subject to an excise tax if we fail to meet certain other distribution requirements. We believe we have satisfied the annual distribution requirements for the year of our initial REIT election and each year thereafter through the year ended December 31, 2012. Although we intend to make timely distributions sufficient to satisfy these annual distribution requirements for subsequent years, economic, market, legal, tax or other factors could limit our ability to meet those requirements. See "Item 1A — Risk Factors."

It is also possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to, among other things, (1) timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of income and deduction of expenses in arriving at our taxable income, or (2) the payment of severance benefits that may not be deductible to us. In the event that timing differences occur, we may find it necessary to arrange for borrowings or, if possible, pay dividends in the form of taxable stock dividends in order to meet the distribution requirement.

Under certain circumstances, in the event of a deficiency determined by the Internal Revenue Service, we may be able to rectify a resulting failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay applicable penalties and interest based upon the amount of any deduction taken for deficiency dividend distributions.

Failure to Qualify as a REIT

If we fail to qualify for taxation as a REIT in any taxable year, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible nor will any particular amount of distributions be required to be made in any year. All distributions to stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits allocable to these distributions and, subject to certain limitations, will be eligible for the dividends received deduction for corporate stockholders. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to statutory relief. Failure to qualify for even one year could result in our need to incur indebtedness or liquidate investments in order to pay potentially significant resulting tax liabilities.

In addition to the relief described above under "— Income Tests" and "— Asset Tests," relief is available in the event that we violate a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT if: (1) the violation is due to reasonable cause and not due to willful neglect; (2) we pay a penalty of $50,000 for each failure to satisfy the provision; and (3) the violation does not include a violation described under "— Income Tests" or "— Asset Tests" above. It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions.

Federal Income Taxation of Holders of Our Stock

Treatment of Taxable U.S. Stockholders. The following summary applies to you only if you are a "U.S. stockholder." A "U.S. stockholder" is a holder of shares of stock who, for United States federal income tax purposes, is:

- a citizen or resident of the United States;
- a corporation, partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

- an estate, the income of which is subject to United States federal income taxation regardless of its source; or
- a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust's substantial decisions.

So long as we qualify for taxation as a REIT, distributions on shares of our stock made out of the current or accumulated earnings and profits allocable to these distributions (and not designated as capital gain dividends) will be includable as ordinary income for federal income tax purposes. None of these distributions will be eligible for the dividends received deduction for U.S. corporate stockholders.

Generally, for taxable years following the year ended December 31, 2012, the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax is 20%. Except in limited circumstances, this tax rate will not apply to dividends paid to you by us on our shares, because generally we are not subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders. The reduced maximum federal income tax rate will apply to that portion, if any, of dividends received by you with respect to our shares that are attributable to: (1) dividends received by us from non-REIT corporations or other taxable REIT subsidiaries; (2) income from the prior year with respect to which we were required to pay federal corporate income tax during the prior year (if, for example, we did not distribute 100% of our REIT taxable income for the prior year); or (3) the amount of any earnings and profits that were distributed by us and accumulated in a non-REIT year.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year), without regard to the period for which you held our stock. However, if you are a corporation, you may be required to treat a portion of some capital gain dividends as ordinary income.

If we elect to retain and pay income tax on any net long-term capital gain, you would include in income, as long-term capital gain, your proportionate share of this net long-term capital gain. You would also receive a refundable tax credit for your proportionate share of the tax paid by us on such retained capital gains, and you would have an increase in the basis of your shares of our stock in an amount equal to your includable capital gains less your share of the tax deemed paid.

You may not include in your federal income tax return any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to you. In addition, any distribution declared by us in October, November or December of any year on a specified date in any such month shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us no later than January 31 of the following year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "— General" and "— Qualification as a REIT — Annual Distribution Requirements" above. As a result, you may be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any "deficiency dividend" will be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our earnings and profits. Any other distributions in excess of current or accumulated earnings and profits will not be taxable to you to the extent these distributions do not exceed the adjusted tax basis of your shares of our stock. You will be required to reduce the tax basis of your shares of our stock by the amount of these distributions until the basis has been reduced to zero, after which these distributions will be taxable as capital gain, if the shares of our stock are held as capital assets. The tax basis as so reduced will be used in computing the capital gain or loss, if any, realized upon sale of the shares of our stock. Any loss upon a sale or exchange of shares of our stock which were held for six months or less (after application of certain holding period rules) will generally be treated as a long-term capital loss to the extent you previously received capital gain distributions with respect to these shares of our stock.

Upon the sale or exchange of any shares of our stock to or with a person other than us or a sale or exchange of all shares of our stock (whether actually or constructively owned) with us, you will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in these shares of our stock. This gain will be capital gain if you held these shares of our stock as a capital asset.

If we redeem any of your shares in us, the treatment can only be determined on the basis of particular facts at the time of redemption. In general, you will recognize gain or loss (as opposed to dividend income) equal to the difference between the amount received by you in the redemption and your adjusted tax basis in your shares redeemed if such redemption: (1) results in a "complete termination" of your interest in all classes of our equity securities; (2) is a "substantially disproportionate redemption"; or (3) is "not essentially equivalent to a dividend" with respect to you. In applying these tests, you must take into account your ownership of all classes of our equity securities (e.g., common stock, preferred stock, depositary shares and warrants). You also must take into account any equity securities that are considered to be constructively owned by you.

If, as a result of a redemption by us of your shares, you no longer own (either actually or constructively) any of our equity securities or only own (actually and constructively) an insubstantial percentage of our equity securities, then it is probable that the redemption of your shares would be considered "not essentially equivalent to a dividend" and, thus, would result in gain or loss to you. However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and if you rely on any of these tests at the time of redemption, you should consult your tax advisor to determine their application to the particular situation.

Generally, if the redemption does not meet the tests described above, then the proceeds received by you from the redemption of your shares will be treated as a distribution taxable as a dividend to the extent of the allocable portion of current or accumulated earnings and profits. If the redemption is taxed as a dividend, your adjusted tax basis in the redeemed shares will be transferred to any other shareholdings in us that you own. If you own no other shareholdings in us, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Gain from the sale or exchange of our shares held for more than one year is generally taxed at a maximum long-term capital gain rate of 20% in the case of stockholders who are individuals and 35% in the case of stockholders that are corporations. Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the long-term capital gains rate or as gain taxable to individual stockholders at a maximum rate of 25%. Capital losses recognized by a stockholder upon the disposition of our shares held for more than one year at the time of disposition will be considered long term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year).

An additional tax of 3.8% generally will be imposed on the "net investment income" of U.S. stockholders who meet certain requirements and are individuals, estates or certain trusts for taxable years beginning after December 31, 2012. Among other items, "net investment income" generally includes gross income from dividends and net gain attributable to the disposition of certain property, such as shares of our common stock or warrants. In the case of individuals, this tax will only apply to the extent such individual's modified adjusted gross income exceeds $200,000 ($250,000 for married couples filing a joint return and surviving spouses, and $125,000 for married individuals filing a separate return). U.S. stockholders should consult their tax advisors regarding the possible applicability of this additional tax in their particular circumstances.

Treatment of Tax-Exempt U.S. Stockholders. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). The Internal Revenue Service has issued a published revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on this ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the shares of our stock with debt, a portion of its income from us will constitute UBTI pursuant to the "debt financed property" rules. Likewise, a portion of the Exempt Organization's income from us would constitute UBTI if we held a residual interest in a real estate mortgage investment conduit.

In addition, in certain circumstances, a pension trust that owns more than 10% of our stock is required to treat a percentage of our dividends as UBTI. This rule applies to a pension trust holding more than 10% of our stock only if: (1) the percentage of our income that is UBTI (determined as if we were a pension trust) is at least 5%; (2) we qualify as a REIT by reason of the modification of the Five or Fewer Requirement that allows beneficiaries of the pension trust to be treated as holding shares in proportion to their actuarial interests in the pension trust; and (3) either (i) one pension trust owns more than 25% of the value of our stock, or (ii) a group of pension trusts individually holding more than 10% of the value of our stock collectively own more than 50% of the value of our stock.

Backup Withholding and Information Reporting. Under certain circumstances, you may be subject to backup withholding at applicable rates on payments made with respect to, or cash proceeds of a sale or exchange of, shares of our stock. Backup withholding will apply only if you: (1) fail to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnish an incorrect taxpayer identification number; (3) are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or (4) fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. You should consult with a tax advisor regarding qualification for exemption from backup withholding, and the procedure for obtaining an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a stockholder will be allowed as a credit against such stockholder's United States federal income tax liability and may entitle such stockholder to a refund, provided that the required information is provided to the Internal Revenue Service. In addition, withholding a portion of capital gain distributions made to stockholders may be required for stockholders who fail to certify their non-foreign status.

Taxation of Foreign Stockholders. The following summary applies to you only if you are a foreign person. The federal taxation of foreign persons is a highly complex matter that may be affected by many considerations.

Except as discussed below, distributions to you of cash generated by our real estate operations in the form of ordinary dividends, but not by the sale or exchange of our capital assets, generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and you file with us the required form evidencing the lower rate.

In general, you will be subject to United States federal income tax on a graduated rate basis rather than withholding with respect to your investment in our stock if such investment is "effectively connected" with your conduct of a trade or business in the United States. A corporate foreign stockholder that receives income that is, or is treated as, effectively connected with a United States trade or business may also be subject to the branch profits tax, which is payable in addition to regular United States corporate income tax. The following discussion will apply to foreign stockholders whose investment in us is not so effectively connected. We expect to withhold United States income tax, as described below, on the gross amount of any distributions paid to you unless (1) you file an Internal Revenue Service Form W-8ECI with us claiming that the distribution is "effectively connected" or (2) certain other exceptions apply.

Distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to you under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") as if these distributions were gains "effectively connected" with a United States trade or business. Accordingly, you will be taxed at the normal capital gain rates applicable to a U.S. stockholder on these amounts, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA may also be subject to a branch profits tax in the hands of a corporate foreign stockholder that is not entitled to treaty exemption.

We will be required to withhold from distributions subject to FIRPTA, and remit to the Internal Revenue Service, 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of the prior distributions not withheld against, will be treated as capital gain dividends for purposes of withholding.

Any capital gain dividend with respect to any class of stock that is "regularly traded" on an established securities market will be treated as an ordinary dividend if the foreign stockholder did not own more than 5% of such class of stock at any time during the taxable year. Foreign stockholders generally will not be required to report distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax purposes (including any such capital gain dividends) will be subject to a 30% U.S. withholding tax (unless reduced under an applicable income tax treaty) as discussed above. In addition, the branch profits tax will not apply to such distributions.

Unless our shares constitute a "United States real property interest" within the meaning of FIRPTA or are effectively connected with a U.S. trade or business, a sale of our shares by you generally will not be subject to United States taxation. Our shares will not constitute a United States real property interest if we qualify as a "domestically controlled REIT." We believe that we, and expect to continue to, qualify as a domestically controlled REIT. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by foreign stockholders. However, if you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, you will be subject to a 30% tax on such capital gains. In any event, a purchaser of our shares from you will not be required under FIRPTA to withhold on the purchase price if the purchased shares are "regularly traded" on an established securities market or if we are a domestically controlled REIT. Otherwise, under FIRPTA, the purchaser may be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Backup withholding tax and information reporting will generally not apply to distributions paid to you outside the United States that are treated as: (1) dividends to which the 30% or lower treaty rate withholding tax discussed above applies; (2) capital gains dividends; or (3) distributions attributable to gain from the sale or exchange by us of U.S. real property interests. Payment of the proceeds of a sale of stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that he or she is not a U.S. person (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or otherwise established an exemption. You may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

Withholding tax at a rate of 30% will be imposed on certain payments to you or certain foreign financial institutions (including investment funds) and other non-US persons receiving payments on your behalf, including distributions in respect of shares of our stock and gross proceeds from the sale of shares of our stock, if you or such institutions fail to comply with certain due diligence, disclosure and reporting rules, as set forth in recently issued Treasury regulations. Accordingly, the entity through which shares of our stock are held will affect the determination of whether such withholding is required. Withholding will apply to payments of dividends made after December 31, 2013, and to payments of gross proceeds from a sale of shares of our stock made after December 31, 2016. Stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the Internal Revenue Service to obtain the benefit of such exemption or reduction. Additional requirements and conditions may be imposed pursuant to an intergovernmental agreement, if and when entered into, between the United States and such institution's home jurisdiction. We will not pay any additional amounts to any stockholders in respect of any amounts withheld. You are encouraged to consult with your tax advisor regarding U.S. withholding taxes and the application of the recently issued Treasury regulations in light of your particular circumstances.

U.S. Federal Income Taxation of Holders of Depositary Shares

Owners of our depositary shares will be treated as if you were owners of the series of preferred stock represented by the depositary shares. Thus, you will be required to take into account the income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock.

Conversion or Exchange of Shares for Preferred Stock. No gain or loss will be recognized upon the withdrawal of preferred stock in exchange for depositary shares and the tax basis of each share of preferred stock will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged. If you held your depositary shares as a capital asset at the time of the exchange for shares of preferred stock, the holding period for your shares of preferred stock will include the period during which you owned the depositary shares.

U.S. Federal Income and Estate Taxation of Holders of Our Debt Securities

The following is a general summary of the United States federal income tax consequences and, in the case that you are a holder that is a non-U.S. holder, as defined below, the United States federal estate tax consequences, of purchasing, owning and disposing of debt securities periodically offered under one or more indentures (the "notes"). This summary assumes that you hold the notes as capital assets. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. In addition, this summary does not consider any foreign, state, local or other tax laws that may be applicable to us or a purchaser of the notes.

U.S. Holders

The following summary applies to you only if you are a U.S. holder, as defined below.

Definition of a U.S. Holder. A "U.S. holder" is a beneficial owner of a note or notes that is for United States federal income tax purposes:

- a citizen or resident of the United States;
- a corporation, partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;
- an estate, the income of which is subject to United States federal income taxation regardless of its source; or
- a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust's substantial decisions.

Payments of Interest. Stated interest on the notes generally will be taxed as ordinary interest income from domestic sources at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

Sale, Exchange or Other Disposition of Notes. The adjusted tax basis in your note acquired at a premium will generally be your cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

- the amount realized on the sale or other disposition, less any amount attributable to any accrued interest, which will be taxable in the manner described under "-- Payments of Interest" above; and
- your adjusted tax basis in the notes.

Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year).

Backup Withholding and Information Reporting. In general, "backup withholding" may apply to any payments made to you of principal and interest on your note, and to payment of the proceeds of a sale or other disposition of your note before maturity, if you are a non-corporate U.S. holder and: (1) fail to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnish an incorrect taxpayer identification number; (3) are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or (4) fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

The amount of any reportable payments, including interest, made to you (unless you are an exempt recipient) and the amount of tax withheld, if any, with respect to such payments will be reported to you and to the Internal Revenue Service for each calendar year. You should consult your tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and will be credited against your U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial owner of a note and are not a U.S. holder, as defined above (a "non-U.S. holder").

Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities are encouraged to consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

U.S. Federal Withholding Tax. Subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent, in its capacity as such, of principal and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that:

- you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;
- you are not (1) a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership, as provided in the Internal Revenue Code, or (2) a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;
- such interest is not effectively connected with your conduct of a U.S. trade or business; and
- you provide a signed written statement, under penalties of perjury, which can reliably be related to you, certifying that you are not a U.S. person within the meaning of the Internal Revenue Code and providing your name and address to:
  - us or our paying agent; or
  - a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of such statement.

Treasury regulations provide that:

- if you are a foreign partnership, the certification requirement will generally apply to your partners, and you will be required to provide certain information;
- if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the Treasury regulations; and
- look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the portfolio interest requirements described above, payments of interest will be subject to the 30% United States withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. Alternative documentation may be applicable in certain circumstances.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be required to pay United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if you were a U.S. person, except as otherwise provided by an applicable tax treaty. If you are a foreign corporation, you may be required to pay a branch profits tax on the earnings and profits that are effectively connected to the conduct of your trade or business in the United States.

Withholding tax at a rate of 30% will be imposed on payments of interest (including original issue discount) and gross proceeds of sale in respect of debt instruments to you or certain foreign financial institutions (including investment funds) and other non-US persons receiving payments on your behalf, if you or such institutions fail to comply with certain due diligence, disclosure and reporting rules, as set forth in recently issued Treasury regulations. However, the Treasury regulations generally exempt from such withholding requirement obligations, such as debt instruments, issued before January 1, 2014, provided that any material modification of such an obligation made after such date will result in such obligation being considered newly issued as of the effective date of such modification. These withholding rules are generally effective with respect to payments of interest made after December 31, 2013, and with respect to proceeds of sales received after December 31, 2016. We will not pay any additional amounts to any holders or our debt instruments in respect of any amounts withheld. You are encouraged to consult with your tax advisor regarding U.S. withholding taxes and the application of the recently issued Treasury regulations in light of your particular circumstances.

Sale, Exchange or other Disposition of Notes. You generally will not have to pay U.S. federal income tax on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes, unless:

- in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met;
- you are subject to tax provisions applicable to certain United States expatriates; or
- the gain is effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a trade or business in the United States, and gain with respect to your notes is effectively connected with the conduct of that trade or business, you generally will be subject to U.S. income tax on a net basis on the gain. In addition, if you are a foreign corporation, you may be subject to a branch profits tax on your effectively connected earnings and profits for the taxable year, as adjusted for certain items.

U.S. Federal Estate Tax. If you are an individual and are not a U.S. citizen or a resident of the United States, as specially defined for U.S. federal estate tax purposes, at the time of your death, your notes will generally not be subject to the U.S. federal estate tax, unless, at the time of your death (1) you owned actually or constructively 10% or more of the total combined voting power of all our classes of stock entitled to vote, or (2) interest on the notes is effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting. Backup withholding will not apply to payments of principal or interest made by us or our paying agent, in its capacity as such, to you if you have provided the required certification that you are a non-U.S. holder as described in "— U.S. Federal Withholding Tax" above, and provided that neither we nor our paying agent have actual knowledge that you are a U.S. holder, as described in "— U.S. Holders" above. We or our paying agent may, however, report payments of interest on the notes.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

- is a U.S. person, as defined in the Internal Revenue Code;
- derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

- is a "controlled foreign corporation" for U.S. federal income tax purposes; or
- is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

U.S. Federal Income and Estate Taxation of Holders of Our Warrants

Exercise of Warrants. You will not generally recognize gain or loss upon the exercise of a warrant. Your basis in the debt securities, preferred stock, depositary shares or common stock, as the case may be, received upon the exercise of the warrant will be equal to the sum of your adjusted tax basis in the warrant and the exercise price paid. Your holding period in the debt securities, preferred stock, depositary shares or common stock, as the case may be, received upon the exercise of the warrant will not include the period during which the warrant was held by you.

Expiration of Warrants. Upon the expiration of a warrant, you will recognize a capital loss in an amount equal to your adjusted tax basis in the warrant.

Sale or Exchange of Warrants. Upon the sale or exchange of a warrant to a person other than us, you will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the warrant. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the warrant was held for more than one year. Upon the sale of the warrant to us, the Internal Revenue Service may argue that you should recognize ordinary income on the sale. You are advised to consult your own tax advisors as to the consequences of a sale of a warrant to us.

Potential Legislation or Other Actions Affecting Tax Consequences

Current and prospective securities holders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us.

State, Local and Foreign Taxes

We, and holders of our debt and equity securities, may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. It should be noted that we own properties located in a number of state, local and foreign jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of us and holders of our debt and equity securities may not conform to the U.S. federal income tax consequences discussed above. Consequently, you are urged to consult your advisor regarding the application and effect of state, local and foreign tax laws with respect to any investment in our securities.

Internet Access to Our SEC Filings

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as our proxy statements and other materials that are filed with, or furnished to, the Securities and Exchange Commission are made available, free of charge, on the Internet at www.hcreit.com, as soon as reasonably practicable after they are filed with, or furnished to, the Securities and Exchange Commission.

Item 1A. *Risk Factors*

Forward-Looking Statements and Risk Factors

This section discusses the most significant factors that affect our business, operations and financial condition. It does not describe all risks and uncertainties applicable to us, our industry or ownership of our securities. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are not material, actually occur, we could be materially adversely affected. In that event, the value of our securities could decline.

This Annual Report on Form 10-K and the documents incorporated by reference contain statements that constitute "forward-looking statements" as that term is defined in the federal securities laws. These forward-looking statements include, but are not limited to, those regarding:

- the possible expansion of our portfolio, including our ability to close our anticipated acquisitions and investments on currently anticipated terms, or within currently anticipated timeframes, or at all;
- the sale of properties;
- the performance of our operators/tenants and properties;
- our ability to enter into agreements with new viable tenants for vacant space or for properties that we take back from financially troubled tenants, if any;
- our occupancy rates;
- our ability to acquire, develop and/or manage properties;
- our ability to make distributions to stockholders;
- our policies and plans regarding investments, financings and other matters;
- our ability to successfully manage the risks associated with international expansion and operations;
- our tax status as a real estate investment trust;
- our critical accounting policies;
- our ability to appropriately balance the use of debt and equity;
- our ability to access capital markets or other sources of funds; and
- our ability to meet our earnings guidance.

When we use words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to:

- the status of the economy;
- the status of capital markets, including availability and cost of capital;
- issues facing the health care industry, including compliance with, and changes to, regulations and payment policies, responding to government investigations and punitive settlements and operators'/tenants' difficulty in cost-effectively obtaining and maintaining adequate liability and other insurance;

- changes in financing terms;
- competition within the health care, seniors housing and life science industries;
- negative developments in the operating results or financial condition of operators/tenants, including, but not limited to, their ability to pay rent and repay loans;
- our ability to transition or sell facilities with profitable results;
- the failure to make new investments as and when anticipated;
- acts of God affecting our properties;
- our ability to re-lease space at similar rates as vacancies occur;
- our ability to timely reinvest sale proceeds at similar rates to assets sold;
- operator/tenant or joint venture partner bankruptcies or insolvencies;
- the cooperation of joint venture partners;
- government regulations affecting Medicare and Medicaid reimbursement rates and operational requirements;
- regulatory approval and market acceptance of the products and technologies of life science tenants;
- liability or contract claims by or against operators/tenants;
- unanticipated difficulties and/or expenditures relating to future acquisitions;
- environmental laws affecting our properties;
- changes in rules or practices governing our financial reporting;
- the movement of U.S. and foreign currency exchange rates;
- qualification as a REIT;
- key management personnel recruitment and retention; and
- the risks described below:

Risk factors related to our operators' revenues and expenses

Our operators' revenues are primarily driven by occupancy, private pay rates, and Medicare and Medicaid reimbursement, if applicable. Expenses for these facilities are primarily driven by the costs of labor, food, utilities, taxes, insurance and rent or debt service. Revenues from government reimbursement have, and may continue to, come under pressure due to reimbursement cuts and state budget shortfalls. Operating costs continue to increase for our operators. To the extent that any decrease in revenues and/or any increase in operating expenses result in a property not generating enough cash to make payments to us, the credit of our operator and the value of other collateral would have to be relied upon. To the extent the value of such property is reduced, we may need to record an impairment for such asset. Furthermore, if we determine to dispose of an underperforming property, such sale may result in a loss. Any such impairment or loss on sale would negatively affect our financial results.

The continued weakened economy may have an adverse effect on our operators and tenants, including their ability to access credit or maintain occupancy and/or private pay rates. If the operations, cash flows or financial condition of our operators are materially adversely impacted by economic conditions, our revenue and operations may be adversely affected.

Increased competition may affect our operators' ability to meet their obligations to us

The operators of our properties compete on a local and regional basis with operators of properties and other health care providers that provide comparable services. We cannot be certain that the operators of all of our facilities will be able to achieve and maintain occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators are expected to encounter increased competition in the future that could limit their ability to attract residents or expand their businesses.

Risk factors related to obligor bankruptcies

We are exposed to the risk that our obligors may not be able to meet the rent, principal and interest or other payments due us, which may result in an obligor bankruptcy or insolvency, or that an obligor might become subject to bankruptcy or insolvency proceedings for other reasons. Although our operating lease agreements provide us with the right to evict a tenant, demand immediate payment of rent and exercise other remedies, and our loans provide us with the right to terminate any funding obligation, demand immediate repayment of principal and unpaid interest, foreclose on the collateral and exercise other remedies, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. An obligor in bankruptcy or subject to insolvency proceedings may be able to limit or delay our ability to collect unpaid rent in the case of a lease or to receive unpaid principal and interest in the case of a loan, and to exercise other rights and remedies.

We may be required to fund certain expenses (e.g., real estate taxes and maintenance) to preserve the value of an investment property, avoid the imposition of liens on a property and/or transition a property to a new tenant. In some instances, we have terminated our lease with a tenant and relet the property to another tenant. In some of those situations, we have provided working capital loans to and limited indemnification of the new obligor. If we cannot transition a leased property to a new tenant, we may take possession of that property, which may expose us to certain successor liabilities. Should such events occur, our revenue and operating cash flow may be adversely affected.

Transfers of health care facilities may require regulatory approvals and these facilities may not have efficient alternative uses

Transfers of health care facilities to successor operators frequently are subject to regulatory approvals or notifications, including, but not limited to, change of ownership approvals under certificate of need ("CON") or determination of need laws, state licensure laws and Medicare and Medicaid provider arrangements, that are not required for transfers of other types of real estate. The replacement of a health care facility operator could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the facility or the replacement of the operator licensed to manage the facility. Alternatively, given the specialized nature of our facilities, we may be required to spend substantial time and funds to adapt these properties to other uses. If we are unable to timely transfer properties to successor operators or find efficient alternative uses, our revenue and operations may be adversely affected.

Risk factors related to government regulations

Some of our obligors' businesses are affected by government reimbursement. To the extent that an operator/tenant receives a significant portion of its revenues from government payors, primarily Medicare and Medicaid, such revenues may be subject to statutory and regulatory changes, retroactive rate adjustments, recovery of program overpayments or set-offs, court decisions, administrative rulings, policy interpretations, payment or other delays by fiscal intermediaries or carriers, government funding restrictions (at a program level or with respect to specific facilities) and interruption or delays in payments due to any ongoing government investigations and audits at such property. In recent years, government payors have frozen or reduced payments to health care providers due to budgetary pressures. Health care reimbursement will likely continue to be of paramount importance to federal and state authorities. We cannot make any assessment as to the ultimate timing or effect any future legislative reforms may have on the financial condition of our obligors and properties. There can be no assurance that adequate reimbursement levels will be available for services provided by any property operator, whether the property receives reimbursement from Medicare, Medicaid or private payors. Significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on an obligor's liquidity, financial condition and results of operations, which could adversely affect the ability of an obligor to meet its obligations to us. See "Item 1 — Business — Certain Government Regulations — Reimbursement" above.

Our operators and tenants generally are subject to varying levels of federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations, and standards. Our operators' or tenants' failure to comply with any of these laws, regulations, or standards could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension, decertification or exclusion from federal and state health care programs, loss of license or closure of the facility. Such actions may have an effect on our operators' or tenants' ability to make lease payments to us and, therefore, adversely impact us. See "Item 1 — Business — Certain Government Regulations — Other Related Laws" above.

Many of our properties may require a license, registration, and/or CON to operate. Failure to obtain a license, registration, or CON, or loss of a required license, registration, or CON would prevent a facility from operating in the manner intended by the operators or tenants. These events could materially adversely affect our operators' or tenants' ability to make rent payments to us. State and local laws also may regulate the expansion, including the addition of new beds or services or acquisition of medical equipment, and the construction or renovation of health care facilities, by requiring a CON or other similar approval from a state agency. See "Item 1 — Business — Certain Government Regulations — Licensing and Certification" above.

The Patient Protection and Affordable Care Act of 2010, as modified by the Health Care and Education Reconciliation Act of 2010 (collectively, the "Health Reform Laws"), provides states with an increased federal medical assistance percentage under certain conditions. On June 28, 2012, The United States Supreme Court upheld the individual mandate of the Health Reform Laws but partially invalidated the expansion of Medicaid. The ruling on Medicaid expansion will allow states not to participate in the expansion — and to forego funding for the Medicaid expansion — without losing their existing Medicaid funding. Given that the federal government substantially funds the Medicaid expansion, it is unclear whether any state will pursue this option, although at least some appear to be considering this option at this time. The participation by states in the Medicaid expansion could have the dual effect of increasing our tenants' revenues, through new patients, but further straining state budgets. While the federal government will pay for approximately 100% of those additional costs from 2014 to 2016, states will be expected to begin paying for part of those additional costs in 2017. With increasingly strained budgets, it is unclear how states will pay their share of these additional Medicaid costs and what other health care expenditures could be reduced as a result. A significant reduction in other health care related spending by states to pay for increased Medicaid costs could affect our tenants' revenue streams. See "Item 1 — Business — Certain Government Regulations — Reimbursement" above and "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Health Care Industry — Health Reform Laws" below.

More generally, and because of the dynamic nature of the legislative and regulatory environment for health care products and services, and in light of existing federal deficit and budgetary concerns, we cannot predict the impact that broad-based, far-reaching legislative or regulatory changes could have on the U.S. economy, our business or that of our tenants.

Risk factors related to liability claims and insurance costs

In recent years, skilled nursing and seniors housing operators have experienced substantial increases in both the number and size of patient care liability claims. As a result, general and professional liability costs have increased in some markets. General and professional liability insurance coverage may be restricted or very costly, which may adversely affect the property operators' future operations, cash flows and financial condition, and may have a material adverse effect on the property operators' ability to meet their obligations to us.

Unfavorable resolution of pending and future litigation matters and disputes could have a material adverse effect on our financial condition.

From time to time, we may be directly involved in a number of legal proceedings, lawsuits and other claims. We may also be named as defendants in lawsuits allegedly arising out of our actions or the actions of our operators/tenants or managers in which such operators/tenants or managers have agreed to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their respective businesses. An unfavorable resolution of pending or future litigation may have a material adverse effect on our business, results of operations and financial condition. Regardless of its outcome, litigation may result in substantial costs and expenses and significantly divert the attention of management. There can be no assurance that we will be able to prevail in, or achieve a favorable settlement of, pending or future litigation. In addition, pending litigation or future litigation, government proceedings or environmental matters could lead to increased costs or interruption of our normal business operations.

Risk factors related to acquisitions

We are exposed to the risk that some of our acquisitions may not prove to be successful. We could encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, and acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide construction funding to an operator/tenant and the project is not completed, we may need to take steps to ensure completion of the project. Such expenditures may negatively affect our results of operations. Furthermore, there can be no assurance that our anticipated acquisitions and investments, the completion of which is subject to various conditions, will be consummated in accordance with anticipated timing, on anticipated terms, or at all.

Risk factors related to joint ventures

We have entered into, and may continue in the future to enter into, partnerships or joint ventures with other persons or entities. Joint venture investments involve risks that may not be present with other methods of ownership, including the possibility that our partner might become insolvent, refuse to make capital contributions when due or otherwise fail to meet its obligations, which may result in certain liabilities to us for guarantees and other commitments; that our partner might at any time have economic or other business interests or goals that are or become inconsistent with our interests or goals; that we could become engaged in a dispute with our partner, which could require us to expend additional resources to resolve such disputes and could have an adverse impact on the operations and profitability of the joint venture; and that our partner may be in a position to take action or withhold consent contrary to our instructions or requests. In addition, our ability to transfer our interest in a joint venture to a third party may be restricted. In some instances, we and/or our partner may have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner's interest, at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partner's interest may be limited if we do not have sufficient cash, available borrowing capacity or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it. Joint ventures may require us to share decision-making authority with our partners, which could limit our ability to control the properties in the joint ventures. Even when we have a controlling interest, certain major decisions may require partner approval, such as the sale, acquisition or financing of a property.

Risk factors related to our seniors housing operating properties

We are exposed to various operational risks with respect to our seniors housing operating properties that may increase our costs or adversely affect our ability to generate revenues. These risks include fluctuations in occupancy, Medicare and Medicaid reimbursement, if applicable, and private pay rates; economic conditions; competition; federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations, and standards; the availability and increases in cost of general and professional liability insurance coverage; state regulation and rights of residents related to entrance fees; the availability and increases in the cost of labor (as a result of unionization or otherwise). Any one or a combination of these factors may adversely affect our revenue and operations.

Risk factors related to life science facilities

Our tenants in the life science industry face high levels of regulation, expense and uncertainty that may adversely affect their ability to make payments to us. Research, development and clinical testing of products and technologies can be very expensive and sources of funds may not be available to our life science tenants in the future. The products and technologies that are developed and manufactured by our life science tenants may require regulatory approval prior to being made, marketed, sold and used. The regulatory process can be costly, long and unpredictable. Even after a tenant gains regulatory approval and market acceptance, the product still presents regulatory and liability risks, such as safety concerns, competition from new products and eventually the expiration of patent protection. These factors may affect the ability of our life science tenants to make timely payments to us, which may adversely affect our revenue and operations.

Risk factors related to indebtedness

Permanent financing for our investments is typically provided through a combination of public offerings of debt and equity securities and the incurrence or assumption of secured debt. The incurrence or assumption of indebtedness may cause us to become more leveraged, which could (1) require us to dedicate a greater portion of our cash flow to the payment of debt service, (2) make us more vulnerable to a downturn in the economy, (3) limit our ability to obtain additional financing, or (4) negatively affect our credit ratings or outlook by one or more of the rating agencies.

Our debt agreements contain various covenants, restrictions and events of default. Among other things, these provisions require us to maintain certain financial ratios and minimum net worth and impose certain limits on our ability to incur indebtedness, create liens and make investments or acquisitions. Breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, in addition to any other indebtedness cross-defaulted against such instruments. These defaults could have a material adverse impact on our business, results of operations and financial condition.

In addition, adverse economic conditions may impact the availability of additional funds or could cause the terms on which we are able to borrow additional funds to become unfavorable. In those circumstances, we may be required to raise additional equity in the capital markets. Our access to capital depends upon a number of factors over which we have little or no control, including rising interest rates, inflation and other general market conditions and the market's perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. We cannot assure you that we will be able to raise the capital necessary to make future investments or to meet our obligations and commitments as they mature.

Risk factors related to our credit ratings

We plan to manage the Company to maintain a capital structure consistent with our current profile, but there can be no assurance that we will be able to maintain our current credit ratings. Any downgrades in terms of ratings or outlook by any or all of the rating agencies could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our consolidated results of operations, liquidity and/or financial condition.

Risk factors related to swaps

We enter into interest rate swap agreements from time to time to manage some of our exposure to interest rate and foreign currency exchange rate volatility. These swap agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. In addition, these arrangements may not be effective in reducing our exposure to changes in interest rates or foreign currency exchange rates. When we use forward-starting interest rate swaps, there is a risk that we will not complete the long-term borrowing against which the swap is intended to hedge. If such events occur, our results of operations may be adversely affected.

Risk factors related to environmental laws

Under various federal and state laws, owners or operators of real estate may be required to respond to the presence or release of hazardous substances on the property and may be held liable for property damage, personal injuries or penalties that result from environmental contamination or exposure to hazardous substances. We may become liable to reimburse the government for damages and costs it incurs in connection with the contamination. Generally, such liability attaches to a person based on the person's relationship to the property. Our tenants or borrowers are primarily responsible for the condition of the property. Moreover, we review environmental site assessments of the properties that we own or encumber prior to taking an interest in them. Those assessments are designed to meet the "all appropriate inquiry" standard, which we believe qualifies us for the innocent purchaser defense if environmental liabilities arise. Based upon such assessments, we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination, which could have a material adverse effect on our business or financial condition or the business or financial condition of our obligors.

Risk factors related to facilities that require entrance fees

Certain of our seniors housing facilities require the payment of an upfront entrance fee by the resident, a portion of which may be refundable by the operator. Some of these facilities are subject to substantial oversight by state regulators relating to these funds. As a result of this oversight, residents of these facilities may have a variety of rights, including, for example, the right to cancel their contracts within a specified period of time and certain lien rights. The oversight and rights of residents within these facilities may have an effect on the revenue or operations of the operators of such facilities and therefore may negatively impact us.

Risk factors related to facilities under construction or development

At any given time, we may be in the process of constructing one or more new facilities that ultimately will require a CON and license before they can be utilized by the operator for their intended use. The operator also may need to obtain Medicare and Medicaid certification and enter into Medicare and Medicaid provider agreements and/or third party payor contracts. In the event that the operator is unable to obtain the necessary CON, licensure, certification, provider agreements or contracts after the completion of construction, there is a risk that we will not be able to earn any revenues on the facility until either the initial operator obtains a license or certification to operate the new facility and the necessary provider agreements or contracts or we find and contract with a new operator that is able to obtain a license to operate the facility for its intended use and the necessary provider agreements or contracts.

In connection with our renovation, redevelopment, development and related construction activities, we may be unable to obtain, or suffer delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. These factors could result in increased costs or our abandonment of these projects. In addition, we may not be able to obtain financing on favorable terms, which may render us unable to proceed with our development activities, and we may not be able to complete construction and lease-up of a property on schedule, which could result in increased debt service expense or construction costs.

Additionally, the time frame required for development, construction and lease-up of these properties means that we may have to wait years for significant cash returns. Because we are required to make cash distributions to our stockholders, if the cash flow from operations or refinancing is not sufficient, we may be forced to borrow additional money to fund such distributions. Newly developed and acquired properties may not produce the cash flow that we expect, which could adversely affect our overall financial performance.

In deciding whether to acquire or develop a particular property, we make assumptions regarding the expected future performance of that property. In particular, we estimate the return on our investment based on expected occupancy, rental rates and capital costs. If our financial projections with respect to a new property are inaccurate as a result of increases in capital costs or other factors, the property may fail to perform as we expected in analyzing our investment. Our estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in our failure to meet our profitability goals. Additionally, we may acquire new properties that are not fully leased, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property.

We do not know if our tenants will renew their existing leases, and if they do not, we may be unable to lease the properties on as favorable terms, or at all

We cannot predict whether our tenants will renew existing leases at the end of their lease terms, which expire at various times. If these leases are not renewed, we would be required to find other tenants to occupy those properties or sell them. There can be no assurance that we would be able to identify suitable replacement tenants or enter into leases with new tenants on terms as favorable to us as the current leases or that we would be able to lease those properties at all.

Our ownership of properties through ground leases exposes us to the loss of such properties upon breach or termination of the ground leases

We have acquired an interest in certain of our properties by acquiring a leasehold interest in the property on which the building is located, and we may acquire additional properties in the future through the purchase of interests in ground leases. As the lessee under a ground lease, we are exposed to the possibility of losing the property upon termination of the ground lease or an earlier breach of the ground lease by us.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties

Real estate investments are relatively illiquid. Our ability to quickly sell or exchange any of our properties in response to changes in economic and other conditions will be limited. No assurances can be given that we will recognize full value for any property that we are required to sell for liquidity reasons. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations. In addition, we are exposed to the risks inherent in concentrating investments in real estate, and in particular, the seniors housing and health care industries. A downturn in the real estate industry could adversely affect the value of our properties and our ability to sell properties for a price or on terms acceptable to us.

Risk factors related to reinvestment of sale proceeds

From time to time, we will have cash available from (1) the proceeds of sales of our securities, (2) principal payments on our loans receivable and (3) the sale of properties, including non-elective dispositions, under the terms of master leases or similar financial support arrangements. In order to maintain current revenues and continue generating attractive returns, we expect to re-invest these proceeds in a timely manner. We compete for real estate investments with a broad variety of potential investors. This competition for attractive investments may negatively affect our ability to make timely investments on terms acceptable to us.

Failure to properly manage our rapid growth could distract our management or increase our expenses

We have experienced rapid growth and development in a relatively short period of time and expect to continue this rapid growth in the future. This growth has resulted in increased levels of responsibility for our management. Future property acquisitions could place significant additional demands on, and require us to expand, our management, resources and personnel. Our failure to manage any such rapid growth effectively could harm our business and, in particular, our financial condition, results of operations and cash flows, which could negatively affect our ability to make distributions to stockholders. Our growth could also increase our capital requirements, which may require us to issue potentially dilutive equity securities and incur additional debt.

Ownership of property outside the United States may subject us to different or greater risks than those associated with our domestic operations

We have operations in Canada and the United Kingdom. International development, ownership, and operating activities involve risks that are different from those we face with respect to our domestic properties and operations. These risks include, but are not limited to, any international currency gain recognized with respect to changes in exchange rates may not qualify under the 75% gross income test or the 95% gross income test that we must satisfy annually in order to qualify and maintain our status as a REIT; challenges with respect to the repatriation of foreign earnings and cash; changes in foreign political, regulatory, and economic conditions, including regionally, nationally, and locally; challenges in managing international operations; challenges of complying with a wide variety of foreign laws and regulations, including those relating to real estate, corporate governance, operations, taxes, employment and legal proceedings; foreign ownership restrictions with respect to operations in countries; differences in lending practices and the willingness of domestic or foreign lenders to provide financing; regional or country-specific business cycles and economic instability; and changes in applicable laws and regulations in the United States that affect foreign operations. If we are unable to successfully manage the risks associated with international expansion and operations, our results of operations and financial condition may be adversely affected.

Risk factors related to changes in currency exchange rates

As we expand our operations internationally, currency exchange rate fluctuations could affect our results of operations and financial position. We expect to generate an increasing portion of our revenue and expenses in such foreign currencies as the Canadian dollar and the British pound. Although we may enter into foreign exchange agreements with financial institutions and/or obtain local currency mortgage debt in order to reduce our exposure to fluctuations in the value of foreign currencies, we cannot assure you that foreign currency fluctuations will not have a material adverse effect on us.

We might fail to qualify or remain qualified as a REIT

We intend to operate as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and believe we have and will continue to operate in such a manner. If we lose our status as a REIT, we will face serious income tax consequences that will substantially reduce the funds available for satisfying our obligations and for distribution to our stockholders because:

- we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
- we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and
- unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

Since REIT qualification requires us to meet a number of complex requirements, it is possible that we may fail to fulfill them, and if we do, our earnings will be reduced by the amount of U.S. federal and other income taxes owed. A reduction in our earnings would affect the amount we could distribute to our stockholders. If we do not qualify as a REIT, we would not be required to make distributions to stockholders since a non-REIT is not required to pay dividends to stockholders in order to maintain REIT status or avoid an excise tax. See "Item 1 — Business — Taxation — Federal Income Tax Considerations" for a discussion of the provisions of the Code that apply to us and the effects of failure to qualify as a REIT.

In addition, if we fail to qualify as a REIT, all distributions to stockholders would continue to be treated as dividends to the extent of our current and accumulated earnings and profits, although corporate stockholders may be eligible for the dividends received deduction, and individual stockholders may be eligible for taxation at the rates generally applicable to long-term capital gains (currently at a maximum rate of 20%) with respect to distributions.

As a result of all these factors, our failure to qualify as a REIT also could impair our ability to implement our business strategy and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to remain qualified as a REIT. Although we believe that we qualify as a REIT, we cannot assure you that we will continue to qualify or remain qualified as a REIT for U.S. federal income tax purposes. See "Item 1 — Business — Taxation — Federal Income Tax Considerations" included in this Annual Report on Form 10-K.

The 90% annual distribution requirement will decrease our liquidity and may limit our ability to engage in otherwise beneficial transactions

To comply with the 90% distribution requirement applicable to REITs and to avoid the nondeductible excise tax, we must make distributions to our stockholders. See "Item 1 — Business — Taxation — Federal Income Tax Considerations — Qualification as a REIT — Annual Distribution Requirements" included in this Annual Report on Form 10-K. Although we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the REIT distribution requirement, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or we may decide to retain cash or distribute such greater amount as may be necessary to avoid income and excise taxation. This may be due to timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, on the other hand. In addition, non-deductible expenses such as principal amortization or repayments or capital expenditures in excess of non-cash deductions may cause us to fail to have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. In the event that timing differences occur, or we deem it appropriate to retain cash, we may borrow funds, issue additional equity securities (although we cannot assure you that we will be able to do so), pay taxable stock dividends, if possible, distribute other property or securities or engage in another transaction intended to enable us to meet the REIT distribution requirements. This may require us to raise additional capital to meet our obligations.

The lease of qualified health care properties to a taxable REIT subsidiary is subject to special requirements

We lease certain qualified health care properties to taxable REIT subsidiaries (or limited liability companies of which the taxable REIT subsidiaries are members), which lessees contract with managers (or related parties) to manage the health care operations at these properties. The rents from this taxable REIT subsidiary lessee structure are treated as qualifying rents from real property if (1) they are paid pursuant to an arms-length lease of a qualified health care property with a taxable REIT subsidiary and (2) the manager qualifies as an eligible independent contractor (as defined in the Code). If any of these conditions are not satisfied, then the rents will not be qualifying rents. See "Item 1 — Business — Taxation — Federal Income Tax Considerations — Qualification as a REIT — Income Tests."

If certain sale-leaseback transactions are not characterized by the Internal Revenue Service as "true leases," we may be subject to adverse tax consequences

We have purchased certain properties and leased them back to the sellers of such properties, and we may enter into similar transactions in the future. We intend for any such sale-leaseback transaction to be structured in such a manner that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, depending on the terms of any specific transaction, the Internal Revenue Service might take the position that the transaction is not a "true lease" but is more properly treated in some other manner. In the event any sale-leaseback transaction is challenged and successfully re-characterized by the Internal Revenue Service, we would not be entitled to claim the deductions for depreciation and cost recovery generally available to an owner of property. Furthermore, if a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT asset tests or income tests and, consequently, could lose our REIT status effective with the year of re-characterization. See "Item 1 — Business — Taxation — Federal Income Tax Considerations — Qualification as a REIT — Asset Tests" and "— Income Tests." Alternatively, the amount of our REIT taxable income could be recalculated, which may cause us to fail to meet the REIT annual distribution requirements for a taxable year. See "Item 1 — Business — Taxation — Federal Income Tax Considerations — Qualification as a REIT — Annual Distribution Requirements."

Other risk factors

We are also subject to other risks. First, our certificate of incorporation and by-laws contain anti-takeover provisions (restrictions on share ownership and transfer and super majority stockholder approval requirements for business combinations) that could make it more difficult for or even prevent a third party from acquiring us without the approval of our incumbent Board of Directors. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

Additionally, we are dependent on key personnel. Although we have entered into employment agreements with our executive officers, losing any one of them could, at least temporarily, have an adverse impact on our operations. We believe that losing more than one could have a material adverse impact on our business.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

We own our corporate headquarters located at 4500 Dorr Street, Toledo, Ohio 43615. We also own corporate offices in Tennessee, lease corporate offices in Florida and California and have ground leases relating to certain of our properties. The following table sets forth certain information regarding the properties that comprise our consolidated real property and real estate loan investments as of December 31, 2012 (dollars in thousands):

	Seniors Housing Triple-Net			Seniors Housing Operating		
Property Location	**Number of Properties**	**Total Investment**	**Annualized Revenues[(1)]**	**Number of Properties**	**Total Investment**	**Annualized Revenues[(1)]**
Alabama	2	$ 20,922	$ 1,688	2	$ 33,059	$ 5,494
Arizona	2	14,287	1,364	4	43,930	16,143
California	3	31,144	4,296	40	1,095,637	268,985
Colorado	4	85,485	9,771	2	59,281	17,414
Connecticut	23	215,401	22,354	14	340,487	101,889
Delaware	10	157,444	15,741	—	—	—
Florida	39	630,924	50,877	1	5,706	4,366
Georgia	7	148,727	10,068	5	42,996	20,149
Idaho	1	17,253	1,970	—	—	—
Illinois	13	293,843	25,015	5	287,632	45,930
Indiana	18	249,678	24,969	—	—	—
Iowa	3	49,559	3,868	1	36,109	5,729
Kansas	8	158,640	15,494	2	52,492	10,515
Kentucky	11	66,869	8,764	1	23,099	6,416
Louisiana	1	4,914	1,376	—	—	—
Maine	—	—	—	1	25,884	5,269
Maryland	27	409,017	35,300	—	—	—
Massachusetts	34	451,096	53,093	13	319,158	83,638
Michigan	8	117,961	9,982	—	—	—
Minnesota	3	38,769	4,117	1	26,297	6,875
Mississippi	3	32,734	3,280	—	—	—
Missouri	2	30,470	2,790	2	71,148	9,562
Montana	1	6,914	1,366	—	—	—
Nebraska	4	37,170	4,067	—	—	—
Nevada	2	68,255	7,483	2	34,233	8,664
New Hampshire	12	185,972	19,868	2	51,208	10,103
New Jersey	56	1,215,282	96,180	—	—	—
New Mexico	—	—	—	1	20,102	1,375
New York	9	212,913	16,177	—	—	—
North Carolina	45	272,994	29,218	—	—	—
Ohio	28	239,641	32,809	3	191,366	13,233
Oklahoma	16	115,027	13,494	2	39,856	2,166
Oregon	1	3,643	733	—	—	—
Pennsylvania	45	803,478	81,401	—	—	—
Rhode Island	3	47,576	5,001	3	73,594	21,656
South Carolina	8	274,269	14,502	—	—	—
Tennessee	25	201,670	25,380	2	55,093	15,379
Texas	39	369,178	55,205	12	267,899	66,923
Utah	1	6,226	887	1	17,877	9,828
Vermont	2	27,728	2,917	1	29,373	6,172
Virginia	7	95,018	9,752	—	580,834[(2)]	30,261[(2)]
Washington	7	121,856	12,517	18	537,028	83,980
West Virginia	24	391,682	41,102	—	—	—
Wisconsin	15	195,883	19,913	—	—	—
Total domestic	572	8,117,512	796,149	141	4,361,378	878,114
International	1	37,138	673	13	587,158	76,434
Total	573	$8,154,650	$796,822	154	$4,948,536	$954,548

(1) Reflects annualized revenues adjusted for timing of investment.

(2) Amounts represent loan and related interest income for loan to Sunrise Senior Living that was acquired upon merger consummation on January 9, 2013. See Notes 6 and 21 to our consolidated financial statements for additional information.

Property Location	Medical Facilities		
	Number of Properties	Total Investment	Annualized Revenues[(1)]
Alabama	3	$ 33,842	$ 4,467
Alaska	1	24,996	3,309
Arizona	4	78,379	9,554
Arkansas	1	28,238	2,836
California	16	508,627	56,676
Colorado	1	6,008	622
Florida	41	548,568	52,370
Georgia	11	190,250	22,004
Idaho	1	19,288	2,677
Illinois	3	28,369	4,863
Indiana	7	136,101	15,732
Kansas	5	45,450	8,154
Kentucky	1	27,583	3,172
Louisiana	2	20,111	1,814
Maine	1	25,172	2,933
Maryland	1	21,119	69
Massachusetts	1	9,270	4,249
Minnesota	5	100,419	13,619
Missouri	6	156,078	14,099
Nebraska	3	149,739	16,885
Nevada	6	72,865	6,410
New Jersey	8	279,849	46,813
New Mexico	3	39,271	3,198
New York	8	89,684	9,520
North Carolina	10	55,385	5,930
Ohio	10	100,298	10,493
Oklahoma	2	17,475	2,344
Oregon	1	766	—
Pennsylvania	1	18,714	3,286
Tennessee	8	97,935	9,494
Texas	47	870,139	78,499
Virginia	4	68,400	6,327
Washington	5	149,070	7,804
Wisconsin	19	302,365	30,112
Total	246	$4,319,823	$460,334

(1) Reflects annualized revenues adjusted for timing of investment.

The following table sets forth occupancy, coverages and average annualized revenues for certain property types (excluding investments in unconsolidated entities):

	Occupancy[1]		Coverages[1,2]		Average Annualized Revenues[3]	
	2012	2011	2012	2011	2012	2011
Seniors housing triple-net[4]	89.9%	88.2%	1.34x	1.38x	$14,509	$15,001 per unit
Skilled nursing/post-acute[4]	87.4%	88.0%	1.75x	2.22x	11,681	9,954 per bed
Seniors housing operating[5]	92.3%	90.1%	n/a	n/a	54,183	47,432 per unit
Hospitals[4]	60.3%	59.0%	2.40x	2.47x	49,244	43,929 per bed
Medical office buildings[6]	94.4%	93.4%	n/a	n/a	28	27 per sq. ft.

(1) We use unaudited, periodic financial information provided solely by tenants/borrowers to calculate occupancy and coverages for properties other than medical office buildings and have not independently verified the information.

(2) Represents the ratio of our triple-net customers' earnings before interest, taxes, depreciation, amortization, rent and management fees to contractual rent or interest due us. Data reflects the 12 months ended September 30 for the periods presented.

(3) Represents annualized revenues divided by total beds, units or square feet as presented in the tables above.

(4) Occupancy represents average quarterly operating occupancy based on the quarters ended September 30 and excludes properties that are unstabilized, closed or for which data is not available or meaningful.

(5) Occupancy for seniors housing operating represents average occupancy for the three months ended December 31.

(6) Medical office building occupancy represents the percentage of total rentable square feet leased and occupied (including month-to-month and holdover leases and excluding terminations and discontinued operations) as of December 31.

The following table sets forth information regarding lease expirations for certain portions of our portfolio as of December 31, 2012 (dollars in thousands):

	Expiration Year										
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Thereafter
Seniors housing triple-net:											
Properties	18	15	1	—	34	51	—	12	55	10	357
Base rent[1]	$ 13,437	$ 25,900	$ 4,669	$ —	$ 15,594	$ 37,194	$ —	$ 14,944	$ 60,927	$ 12,817	$ 566,733
% of base rent	1.8%	3.4%	0.6%	0.0%	2.1%	4.9%	0.0%	2.0%	8.1%	1.7%	77.1%
Hospitals:											
Properties	—	—	—	—	3	—	—	—	—	—	23
Base rent[1]	$ —	$ —	$ —	$ —	$ 2,350	$ —	$ —	$ —	$ —	$ —	$ 77,818
% of base rent	0.0%	0.0%	0.0%	0.0%	2.9%	0.0%	0.0%	0.0%	0.0%	0.0%	97.1%
Medical office buildings:											
Square feet	600,865	641,228	724,578	752,263	1,073,659	693,746	652,059	693,517	823,656	1,944,163	3,091,420
Base rent[1]	$ 25,283	$ 13,384	$ 15,806	$ 16,413	$ 25,464	$ 14,679	$ 15,096	$ 15,650	$ 20,233	$ 38,860	$ 77,721
% of base rent	9.1%	4.8%	5.7%	5.9%	9.1%	5.3%	5.4%	5.6%	7.3%	13.9%	27.9%

(1) The most recent monthly base rent including straight line for leases with fixed escalators or annual cash rents with contingent escalators. Base rent does not include tenant recoveries or amortization of above and below market lease intangibles.

Item 3. *Legal Proceedings*

From time to time, there are various legal proceedings pending to which we are a party or to which some of our properties are subject arising in the normal course of business. We do not believe that the ultimate resolution of these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

In August 2012, we entered into a merger agreement with Sunrise Senior Living, Inc. ("Sunrise"). Following the announcement of the merger agreement, complaints were filed in the U.S. District Court for the Eastern District of Virginia and the Chancery Court for the State of Delaware challenging the merger. The complaints challenge the merger on behalf of a putative class of Sunrise public stockholders, and name as defendants Sunrise, its directors and us. The complaints generally allege that the individual defendants breached their fiduciary duties in connection with the merger and that the entity defendants aided and abetted that breach. The complaint filed in the U.S. District Court for the Eastern District of Virginia additionally alleges that the preliminary proxy statement filed with the Securities and Exchange Commission by Sunrise fails to provide material information in violation of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The complaints seek, among other things, injunctive relief against the merger, unspecified damages and an award of plaintiffs' expenses, including attorneys' fees. On December 5, 2012, the parties executed a Memorandum of Understanding (the "MOU") that provisionally settles the lawsuits subject to a number of conditions. On January 17, 2013, the parties filed a Joint Motion to Stay the Proceedings in the U.S. District Court for the Eastern District of Virginia based upon the MOU and, on January 23, 2013, the U.S. District Court for the Eastern District of Virginia entered an order staying the proceedings for six (6) months as the parties complete the settlement process. On February 11, 2013, the parties filed a [Proposed] Order Staying All Proceedings in the Chancery Court for the State of Delaware and, on February 13, 2013, the Chancery Court for the State of Delaware entered an order staying the proceedings pending the completion of the settlement process in the lawsuit in the U.S. District Court for the Eastern District of Virginia. On January 9, 2013, we completed our acquisition of the Sunrise property portfolio. Please see Note 21 to our consolidated financial statements for additional information.

Item 4. ***Mine Safety Disclosures***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

There were 4,936 stockholders of record as of January 31, 2013. The following table sets forth, for the periods indicated, the high and low prices of our common stock on the New York Stock Exchange (NYSE:HCN), and common dividends paid per share:

	Sales Price		Dividends
	High	Low	Paid
2012			
First Quarter	$57.66	$53.26	$0.740
Second Quarter	58.34	52.40	0.740
Third Quarter	62.80	56.48	0.740
Fourth Quarter	61.33	56.88	0.740
2011			
First Quarter	$52.74	$46.75	$0.690
Second Quarter	55.21	49.79	0.715
Third Quarter	54.63	41.03	0.715
Fourth Quarter	55.17	43.65	0.715

Our Board of Directors has approved a new quarterly cash dividend rate of $0.765 per share of common stock per quarter, commencing with the February 2013 dividend. The declaration and payment of quarterly dividends remains subject to the review and approval of the Board of Directors.

Stockholder Return Performance Presentation

Set forth below is a line graph comparing the yearly percentage change and the cumulative total stockholder return on our shares of common stock against the cumulative total return of the S & P Composite-500 Stock Index and the FTSE NAREIT Equity Index. As of December 31, 2012, 126 companies comprised the FTSE NAREIT Equity Index. The Index consists of REITs identified by NAREIT as equity (those REITs which have at least 75% of their investments in real property). The data are based on the closing prices as of December 31 for each of the five years. 2007 equals $100 and dividends are assumed to be reinvested.


250
200
150
100
50
0
Dollars
S&P 500
Health Care REIT, Inc.
FTSE NAREIT Equity
2007
2008
2009
2010
2011
2012

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
S & P 500	100.00	63.00	79.68	91.68	93.61	108.59
Health Care REIT, Inc.	100.00	100.30	113.19	129.42	156.94	185.53
FTSE NAREIT Equity	100.00	62.27	79.70	101.98	110.42	132.18

Except to the extent that we specifically incorporate this information by reference, the foregoing Stockholder Return Performance Presentation shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended. This information shall not otherwise be deemed filed under such acts.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2012 through October 31, 2012	—	$ —		
November 1, 2012 through November 30, 2012	5,804	59.37		
December 1, 2012 through December 31, 2012	—	—		
Totals	5,804	$59.37		

(1) During the three months ended December 31, 2012, the company acquired shares of common stock held by employees who tendered owned shares to satisfy tax withholding obligations.

(2) No shares were purchased as part of publicly announced plans or programs.

Item 6. *Selected Financial Data*

The following selected financial data for the five years ended December 31, 2012 are derived from our audited consolidated financial statements (in thousands, except per share data):

	Year Ended December 31,				
	2008	2009	2010	2011	2012
Operating Data					
Revenues(1)	$407,458	$445,564	$578,571	$1,330,060	$1,822,099
Expenses(1)	313,044	337,628	542,071	1,217,450	1,636,446
Income from continuing operations before income taxes and income from unconsolidated entities	94,414	107,936	36,500	112,610	185,653
Income tax expense	(1,306)	(168)	(364)	(1,388)	(7,612)
Income from unconsolidated entities	—	—	6,673	5,772	2,482
Income from continuing operations	93,108	107,768	42,809	116,994	180,523
Income from discontinued operations, net(1)	190,317	85,159	86,075	95,722	114,317
Net income	283,425	192,927	128,884	212,716	294,840
Preferred stock dividends	23,201	22,079	21,645	60,502	69,129
Preferred stock redemption charge	—	—	—	—	6,242
Net income (loss) attributable to noncontrolling interests	126	(342)	357	(4,894)	(2,415)
Net income attributable to common stockholders	$260,098	$171,190	$106,882	$ 157,108	$ 221,884
Other Data					
Average number of common shares outstanding:					
Basic	93,732	114,207	127,656	173,741	224,343
Diluted	94,309	114,612	128,208	174,401	225,953
Per Share Data					
Basic:					
Income from continuing operations attributable to common stockholders	$ 0.74	$ 0.75	$ 0.16	$ 0.35	$ 0.48
Discontinued operations, net	2.03	0.75	0.67	0.55	0.51
Net income attributable to common stockholders*	$ 2.77	$ 1.50	$ 0.84	$ 0.90	$ 0.99
Diluted:					
Income from continuing operations attributable to common stockholders	$ 0.74	$ 0.75	$ 0.16	$ 0.35	$ 0.48
Discontinued operations, net	2.02	0.74	0.67	0.55	0.51
Net income attributable to common stockholders*	$ 2.76	$ 1.49	$ 0.83	$ 0.90	$ 0.98
Cash distributions per common share	$ 2.70	$ 2.72	$ 2.74	$ 2.835	$ 2.960

* Amounts may not sum due to rounding

(1) We have reclassified the income and expenses attributable to properties sold prior to or held for sale at December 31, 2012, to discontinued operations for all periods presented. See Note 5 to our audited consolidated financial statements.

	December 31,				
	2008	2009	2010	2011	2012
Balance Sheet Data					
Net real estate investments	$5,854,179	$6,080,620	$8,590,833	$13,942,350	$17,423,009
Total assets	6,215,031	6,367,186	9,451,734	14,924,606	19,549,109
Total long-term obligations	2,847,676	2,414,022	4,469,736	7,240,752	8,531,899
Total liabilities	2,976,746	2,559,735	4,714,081	7,612,309	8,993,998
Total preferred stock	289,929	288,683	291,667	1,010,417	1,022,917
Total equity	3,238,285	3,807,451	4,733,100	7,278,647	10,520,519

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

EXECUTIVE SUMMARY

LIQUIDITY AND CAPITAL RESOURCES

RESULTS OF OPERATIONS

NON-GAAP FINANCIAL MEASURES & OTHER

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis is based primarily on the consolidated financial statements of Health Care REIT, Inc. for the periods presented and should be read together with the notes thereto contained in this Annual Report on Form 10-K. Other important factors are identified in "Item 1 — Business" and "Item 1A — Risk Factors" above.

Executive Summary

Company Overview

Health Care REIT, Inc. is a real estate investment trust ("REIT") that has been at the forefront of seniors housing and health care real estate since the company was founded in 1970. We are an S&P 500 company headquartered in Toledo, Ohio. Our portfolio spans the full spectrum of seniors housing and health care real estate, including seniors housing communities, skilled nursing/post-acute facilities, medical office buildings, inpatient and outpatient medical centers and life science facilities. Our capital programs, when combined with comprehensive planning, development and property management services, make us a single-source solution for acquiring, planning, developing, managing, repositioning and monetizing real estate assets.

The following table summarizes our consolidated portfolio as of December 31, 2012:

Type of Property	Investments (in thousands)	Percentage of Investments	Number of Properties
Seniors housing triple-net	$ 8,154,650	46.8%	573
Seniors housing operating(1)	4,948,536	28.4%	154
Medical facilities(2)	4,319,823	24.8%	246
Totals	$17,423,009	100.0%	973

(1) Excludes 39 properties with an investment amount of $427,187,000 which relates to our share of investments in unconsolidated entities with Chartwell. Please see Note 7 to our consolidated financial statements for additional information.

(2) Excludes 13 properties with an investment amount of $375,780,000 which relates to our share of investments in unconsolidated entities with Forest City and a strategic medical partnership. Please see Note 7 to our consolidated financial statements for additional information.

Business Strategy

Our primary objectives are to protect stockholder capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments to stockholders as a result of annual increases in net operating income and portfolio growth. To meet these objectives, we invest across the full spectrum of seniors housing and health care real estate and diversify our investment portfolio by property type, customer and geographic location.

Substantially all of our revenues are derived from operating lease rentals, resident fees and services, and interest earned on outstanding loans receivable. These items represent our primary sources of liquidity to fund distributions and depend upon the continued ability of our obligors to make contractual rent and interest payments to us and the profitability of our operating properties. To the extent that our customers/partners experience operating difficulties and become unable to generate sufficient cash to make payments to us, there could be a material adverse impact on our consolidated results of operations, liquidity and/or financial condition. To mitigate this risk, we monitor our investments through a variety of methods determined by the type of property. Our proactive and comprehensive asset management process for seniors housing properties generally includes review of monthly financial statements and other operating data for each property, review of obligor/partner creditworthiness, property inspections, and review of covenant compliance relating to licensure, real estate taxes, letters of credit and other collateral. Our internal property management division actively manages and monitors the medical office building portfolio with a comprehensive process including tenant relations, lease expirations, the mix of health service providers, hospital/health system relationships, property performance, capital improvement needs, and market conditions among other things. In monitoring our portfolio, our personnel use a proprietary database to collect and analyze property-specific data. Additionally, we conduct extensive research to ascertain industry trends. We evaluate the operating environment in each property's market to determine the likely trend in operating performance of the facility. When we identify unacceptable trends, we seek to mitigate, eliminate or transfer the risk. Through these efforts, we are generally able to intervene at an early stage to address any negative trends, and in so doing, support both the collectability of revenue and the value of our investment.

In addition to our asset management and research efforts, we also structure our investments to help mitigate payment risk. Operating leases and loans are normally credit enhanced by guaranties and/or letters of credit. In addition, operating leases are typically structured as master leases and loans are generally cross-defaulted and cross-collateralized with other real estate loans, operating leases or agreements between us and the obligor and its affiliates.

For the year ended December 31, 2012, rental income, resident fees and services and interest and other income represented 61%, 37%, and 2% respectively, of total revenues (including discontinued operations). Substantially all of our operating leases are designed with escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Our yield on loans receivable depends upon a number of factors, including the stated interest rate, the average principal amount outstanding during the term of the loan and any interest rate adjustments.

Our primary sources of cash include rent and interest receipts, resident fees and services, borrowings under our primary unsecured line of credit arrangement, public issuances of debt and equity securities, proceeds from investment dispositions and principal payments on loans receivable. Our primary uses of cash include dividend distributions, debt service payments (including principal and interest), real property investments (including acquisitions, capital expenditures, construction advances and transaction costs), loan advances, property operating expenses and general and administrative expenses. Depending upon the availability and cost of external capital, we believe our liquidity is sufficient to fund these uses of cash.

We also continuously evaluate opportunities to finance future investments. New investments are generally funded from temporary borrowings under our primary unsecured line of credit arrangement, internally generated cash and the proceeds from investment dispositions. Our investments generate cash from net operating income and principal payments on loans receivable. Permanent financing for future investments, which replaces funds drawn under our primary unsecured line of credit arrangement, has historically been provided through a combination of the issuance of public debt and equity securities and the incurrence or assumption of secured debt.

Depending upon market conditions, we believe that new investments will be available in the future with spreads over our cost of capital that will generate appropriate returns to our stockholders. It is also possible that investment dispositions may occur in the future. To the extent that investment dispositions exceed new investments, our revenues and cash flows from operations could be adversely affected. We expect to reinvest the proceeds from any investment dispositions in new investments. To the extent that new investment requirements exceed our available cash on-hand, we expect to borrow under our primary unsecured line of credit arrangement. At December 31, 2012, we had $1.0 billion of cash and cash equivalents, $107.7 million of restricted cash and $2.0 billion of available borrowing capacity under our primary unsecured line of credit arrangement. Please see Note 21 of our consolidated financial statements for information regarding subsequent events that impact our liquidity.

Capital Market Outlook

The capital markets remain supportive of our investment strategy. For the year ended December 31, 2012, we raised over $6.0 billion in aggregate gross proceeds through issuance of common and preferred stock, unsecured debt and a Canadian denominated term loan. The capital raised, in combination with available cash and borrowing capacity under our primary unsecured line of credit arrangement, supported $4.9 billion in gross new investments for the year. We expect attractive investment opportunities to remain available in the future as we continue to leverage the benefits of our relationship investment strategy.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Key Transactions in 2012

We completed the following capital transactions during the year ended December 31, 2012:

- issued 64.4 million shares of common stock, generating $3.4 billion of proceeds in three public issuances;
- raised $120.4 million in proceeds from issuance of 2.1 million shares of common stock under our DRIP;
- issued 11.5 million shares of 6.5% preferred stock, generating $287.5 million of proceeds, and redeemed $275 million of 7.716% preferred stock;
- issued $1.8 billion of senior unsecured notes with average rates of 3.7% and average terms of 10.5 years;
- funded $250 million Canadian denominated unsecured term loan to help hedge our Chartwell investment;
- completed the redemption/conversion of $293.7 million of 4.75% convertible senior unsecured notes; and
- extinguished $360 million of secured debt bearing a weighted-average interest rate of 4.67%.

We completed $4.9 billion of gross investments during the year, including 76% from existing relationships. The following summarizes investments made during the year ended December 31, 2012 (dollars in thousands):

	Properties	Investment Amount(1)	Capitalization Rates(2)	Book Amount(3)
Acquisitions/JVs:				
Seniors housing triple-net	51	$1,068,123	7.3%	$1,071,438
Seniors housing operating	80	2,029,109	6.7%	1,840,524
Medical facilities	35	791,279	6.9%	837,705
Total acquisitions/JVs	166	3,888,511	7.0%	3,749,667
Construction in progress		314,514		314,514
Loan advances(4)		665,094		665,094
Total		$4,868,119		$4,729,275

(1) Represents stated purchase price including cash and any assumed debt but excludes fair value adjustments pursuant to U.S. GAAP.

(2) Represents annualized contractual or projected income to be received in cash divided by investment amounts.

(3) Represents amounts recorded on our books including fair value adjustments pursuant to U.S. GAAP. See Notes 3, 6 and 7 to our consolidated financial statements for additional information.

(4) Includes $580,834,000 in advances under the Sunrise loan which was acquired upon merger consummation on January 9, 2013. See Note 21 to our consolidated financial statements for additional information.

We completed $534 million of dispositions during the year, generating $635 million in proceeds and $101 million in net gains. The following summarizes dispositions made during the year ended December 31, 2012 (dollars in thousands):

	Properties	Proceeds(1)	Capitalization Rates(2)	Book Amount(3)
Property sales:				
Seniors housing triple-net	73	$489,216	8.5%	$372,378
Seniors housing operating	—	—	0.0%	—
Medical facilities	18	133,055	9.9%	149,344
Total property sales	91	622,271	8.8%	521,722
Loan payoffs	5	12,555		12,555
Total dispositions	96	$634,826		$534,277

(1) Represents proceeds received upon disposition including any seller financing. See Notes 5 and 6 to our consolidated financial statements for additional information.

(2) Represents annualized contractual income that was being received in cash at date of disposition divided by disposition proceeds.

(3) Represents carrying value of assets at time of disposition.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following other events occurred during the year ended December 31, 2012:

- Our Board of Directors increased the annual cash dividend to $3.06 per common share ($0.765 per share quarterly), as compared to $2.96 per common share for 2012, beginning in February 2013. The dividend declared for the quarter ended December 31, 2012 represents the 167th consecutive quarterly dividend payment.
- We declassified our Board of Directors in May.

Key Performance Indicators, Trends and Uncertainties

We utilize several key performance indicators to evaluate the various aspects of our business. These indicators are discussed below and relate to operating performance, credit strength and concentration risk. Management uses these key performance indicators to facilitate internal and external comparisons to our historical operating results, in making operating decisions and for budget planning purposes.

Operating Performance. We believe that net income attributable to common stockholders ("NICS") is the most appropriate earnings measure. Other useful supplemental measures of our operating performance include funds from operations ("FFO"), net operating income from continuing operations ("NOI") and same store cash NOI ("SSCNOI"); however, these supplemental measures are not defined by U.S. generally accepted accounting principles ("U.S. GAAP"). Please refer to the section entitled "Non-GAAP Financial Measures" for further discussion and reconciliations of FFO, NOI and SSCNOI. These earnings measures and their relative per share amounts are widely used by investors and analysts in the valuation, comparison and investment recommendations of companies. The following table reflects the recent historical trends of our operating performance measures for the periods presented (in thousands):

	Year Ended December 31,		
	2010	2011	2012
Net income attributable to common stockholders	$106,882	$157,108	$ 221,884
Funds from operations	280,022	524,902	697,557
Net operating income from continuing operations	500,784	952,321	1,251,982
Same store cash net operating income	322,691	331,999	334,077

Credit Strength. We measure our credit strength both in terms of leverage ratios and coverage ratios. The leverage ratios indicate how much of our balance sheet capitalization is related to long-term debt. The coverage ratios indicate our ability to service interest and fixed charges (interest, secured debt principal amortization and preferred dividends). We expect to maintain capitalization ratios and coverage ratios sufficient to maintain compliance with our debt covenants. The coverage ratios are based on adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") which is discussed in further detail, and reconciled to net income, below in "Non-GAAP Financial Measures." Leverage ratios and coverage ratios are widely used by investors, analysts and rating agencies in the valuation, comparison, investment recommendations and rating of companies. The following table reflects the recent historical trends for our credit strength measures for the periods presented:

	Year Ended December 31,		
	2010	2011	2012
Debt to book capitalization ratio	49%	50%	45%
Debt to undepreciated book capitalization ratio	45%	46%	41%
Debt to market capitalization ratio	38%	38%	33%
Adjusted interest coverage ratio	3.39x	3.02x	3.31x
Adjusted fixed charge coverage ratio	2.76x	2.37x	2.58x

Concentration Risk. We evaluate our concentration risk in terms of asset mix, investment mix, customer mix and geographic mix. Concentration risk is a valuable measure in understanding what portion of our investments could be at risk if certain sectors were to experience downturns. Asset mix measures the portion of our investments that are real property. In order to qualify as an equity REIT, at least 75% of our real estate investments must be real property whereby each property, which includes the land, buildings, improvements, intangibles and related rights, is owned by us. Investment mix measures the portion of our investments that relate to our various property types. Customer mix measures the portion of our investments that relate to our top five customers. Geographic mix measures the portion of our investments that relate to our top five states (or international equivalents). The following table reflects our recent historical trends of concentration risk by investment balance for the periods presented:

	December 31,		
	2010	2011	2012
Asset mix:			
Real property	91%	95%	91%
Real estate loans receivable	5%	2%	5%
Investments in unconsolidated entities	4%	3%	4%
Investment mix:[1]			
Seniors housing triple-net	53%	54%	47%
Seniors housing operating	13%	20%	28%
Medical facilities	34%	26%	25%
Customer mix:[1]			
Genesis HealthCare, LLC		18%	15%
Sunrise Senior Living Inc.			6%
Merrill Gardens L.L.C.	9%	8%	6%
Belmont Village, LP			5%
Benchmark Senior Living, LLC		6%	5%
Brandywine Senior Living, LLC	7%	5%	
Senior Living Communities, LLC	7%	4%	
Senior Star Living	5%		
Brookdale Senior Living Inc.	4%		
Remaining customers	68%	59%	63%
Geographic mix:[1]			
California	10%	10%	9%
Texas	8%	7%	9%
New Jersey		10%	9%
Florida	11%	7%	7%
Pennsylvania			5%
Massachusetts		6%	
Washington	6%		
Ohio	6%		
Remaining	59%	60%	61%

(1) Excludes our share of investments in unconsolidated entities.

We evaluate our key performance indicators in conjunction with current expectations to determine if historical trends are indicative of future results. Our expected results may not be achieved and actual results may differ materially from our expectations. Factors that may cause actual results to differ from expected results are described in more detail in "Forward-Looking Statements and Risk Factors" and other sections of this Annual Report on Form 10-K. Management regularly monitors economic and other factors to develop strategic and tactical plans designed to improve performance and maximize our competitive position. Our ability to achieve our financial objectives is dependent upon our ability to effectively execute these plans and to appropriately respond to emerging economic and company-specific trends. Please refer to "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K for further discussion of these risk factors.

Corporate Governance

Maintaining investor confidence and trust has become is important in today's business environment. Our Board of Directors and management are strongly committed to policies and procedures that reflect the highest level of ethical business practices. Our corporate governance guidelines provide the framework for our business operations and emphasize our commitment to increase stockholder value while meeting all applicable legal requirements. These guidelines meet the listing standards adopted by the New York Stock Exchange and are available on the Internet at www.hcreit.com.

Liquidity and Capital Resources

Sources and Uses of Cash

Our primary sources of cash include rent and interest receipts, resident fees and services, borrowings under our primary unsecured line of credit arrangement, public issuances of debt and equity securities, proceeds from investment dispositions and principal payments on loans receivable. Our primary uses of cash include dividend distributions, debt service payments (including principal and interest), real property investments (including acquisitions, capital expenditures, construction advances and transaction costs), loan advances, property operating expenses, and general and administrative expenses. These sources and uses of cash are reflected in our Consolidated Statements of Cash Flows and are discussed in further detail below. The following is a summary of our sources and uses of cash flows (dollars in thousands):

	Year Ended		One Year Change		Year Ended	One Year Change		Two Year Change	
	December, 31 2010	December, 31 2011	$	%	December, 31 2012	$	%	$	%
Beginning cash and cash equivalents	$ 35,476	$ 131,570	$ 96,094	271%	$ 163,482	$ 31,912	24%	$ 128,006	361%
Cash provided from (used in):									
Operating activities	364,741	588,224	223,483	61%	818,133	229,909	39%	453,392	124%
Investing activities	(2,312,039)	(4,520,129)	(2,208,090)	96%	(3,592,979)	927,150	-21%	(1,280,940)	55%
Financing activities	2,043,392	3,963,817	1,920,425	94%	3,645,128	(318,689)	-8%	1,601,736	78%
Ending cash and cash equivalents	$ 131,570	$ 163,482	$ 31,912	24%	$ 1,033,764	$ 870,282	532%	$ 902,194	686%

Operating Activities. The change in net cash provided from operating activities is primarily attributable to increases in NOI which is primarily due to acquisitions. Please see "Results of Operations" for further discussion.

Investing Activities. The changes in net cash used in investing activities are primarily attributable to net changes in real property investments, real estate loans receivable and investments in unconsolidated entities which are summarized above in "Key Transactions in 2012." Please refer to Notes 3, 6 and 7 of our consolidated financial statements for additional information.

Financing Activities. The changes in net cash provided from financing activities are primarily attributable to changes related to our long-term debt arrangements, the issuance/redemptions of common and preferred stock, and dividend payments which are summarized above in "Key Transactions in 2012." Please refer to Notes 9, 10 and 13 of our consolidated financial statements for additional information.

Subsequent Events. Subsequent to December 31, 2012, we closed on a new unsecured line of credit arrangement and completed our acquisition of Sunrise Senior Living, Inc. Please refer to Note 21 of our consolidated financial statements for additional information.

Off-Balance Sheet Arrangements

At December 31, 2012, we had investments in unconsolidated entities with our ownership ranging from 10% to 50%. Please see Note 7 to our consolidated financial statements for additional information. We use financial derivative instruments to hedge interest rate exposure. Please see Note 11 to our consolidated financial statements for additional information. At December 31, 2012, we had nine outstanding letter of credit obligations. Please see Note 12 to our consolidated financial statements for additional information.

Contractual Obligations

The following table summarizes our payment requirements under contractual obligations as of December 31, 2012 (in thousands):

	Payments Due by Period				
Contractual Obligations	**Total**	**2013**	**2014-2015**	**2016-2017**	**Thereafter**
Unsecured line of credit arrangements	$ —	$ —	$ —	$ —	$ —
Senior unsecured notes[1]	6,145,457	300,000	501,054	1,150,000	4,194,403
Secured debt[1]	2,728,500	175,652	590,095	765,624	1,197,129
Contractual interest obligations	3,601,325	411,053	756,197	607,765	1,826,310
Capital lease obligations	85,853	73,562	10,203	1,118	970
Operating lease obligations	699,990	11,046	22,339	22,348	644,257
Purchase obligations	2,340,618	2,221,934	118,684	—	—
Other long-term liabilities	6,522	—	1,580	2,463	2,479
Total contractual obligations	$15,608,265	$3,193,247	$2,000,152	$2,549,318	$7,865,548

(1) Amounts represent principal amounts due and do not reflect unamortized premiums/discounts or other fair value adjustments as reflected on the balance sheet.

At December 31, 2012, we had a $2,000,000,000 unsecured line of credit arrangement that is described in Note 9 to our consolidated financial statements. At December 31, 2012, we had no balance outstanding under the unsecured line of credit arrangement. Please see Note 21 to our consolidated financial statements for subsequent event information regarding our unsecured line of credit arrangement.

We have $6,145,457,000 of senior unsecured notes principal outstanding with fixed annual interest rates ranging from 2.25% to 6.50%, payable semi-annually. A total of $494,403,000 of our senior unsecured notes are convertible notes that also contain put features. Please see Note 10 to our consolidated financial statements for additional information. In addition, we have a $250,000,000 Canadian denominated unsecured term loan (approximately $251,054,000 USD at exchange rates on December 31, 2012.) The loan matures on July 27, 2015 and includes an option to extend for an additional year at our discretion. Total contractual interest obligations on senior unsecured notes and the Canadian term loan totaled $2,777,745,000 at December 31, 2012.

We have consolidated secured debt with total outstanding principal of $2,311,586,000, collateralized by owned properties, with annual interest rates ranging from 1.00% to 10.00%, payable monthly. The carrying values of the properties securing the debt totaled $3,953,516,000 at December 31, 2012. Total contractual interest obligations on consolidated secured debt totaled $757,025,000 at December 31, 2012. Our share of non-recourse secured debt associated with unconsolidated entities (as reflected in the contractual obligations table above) is $416,914,000 at December 31, 2012. Our share of contractual interest obligations on our unconsolidated entities' secured debt is $66,555,000 at December 31, 2012.

At December 31, 2012, we had operating lease obligations of $699,990,000 relating primarily to ground leases at certain of our properties and office space leases and capital lease obligations of $85,853,000 relating to certain lease investment properties that contain bargain purchase options.

Purchase obligations include $2,047,400,000 representing the cash portion of the Sunrise merger and management business sale commitments discussed in Note 21 to our audited financial statements. Purchase obligations also include unfunded construction commitments and contingent purchase obligations. At December 31, 2012, we had outstanding construction financings of $162,984,000 for leased properties and were committed to providing additional financing of approximately $213,255,000 to complete construction. At December 31, 2012, we had contingent purchase obligations totaling $79,963,000. These contingent purchase obligations relate to unfunded capital improvement obligations and contingent obligations on acquisitions. Upon funding, amounts due from the tenant are increased to reflect the additional investment in the property.

Other long-term liabilities relate to our Supplemental Executive Retirement Plan, which is discussed in Note 19 to our consolidated financial statements.

Capital Structure

As of December 31, 2012, we had total equity of $10,520,519,000 and a total debt balance of $8,450,347,000, which represents a debt to total book capitalization ratio of 45%. Our ratio of debt to market capitalization was 33% at December 31, 2012. For the year ended December 31, 2012, our adjusted interest coverage ratio was 3.31x and our adjusted fixed charge coverage ratio was 2.58x. Also, at December 31, 2012, we had $1,033,764,000 of cash and cash equivalents, $107,657,000 of restricted cash and $2,000,000,000 of available borrowing capacity under our primary unsecured line of credit arrangement.

Our debt agreements contain various covenants, restrictions and events of default. Certain agreements require us to maintain certain financial ratios and minimum net worth and impose certain limits on our ability to incur indebtedness, create liens and make investments or acquisitions. As of December 31, 2012, we were in compliance with all of the covenants under our debt agreements. Please refer to the section entitled "Non-GAAP Financial Measures" for further discussion. None of our debt agreements contain provisions for acceleration which could be triggered by our debt ratings. However, under our primary unsecured line of credit arrangement, the ratings on our senior unsecured notes are used to determine the fees and interest charged. A summary of certain covenants and our results as of and for the year ended December 31, 2012 is as follows:

	Per Agreement		
Covenant	**Unsecured Line of Credit**[1]	**Senior Unsecured Notes**	**Actual At December 31, 2012**
Total Indebtedness to Book Capitalization Ratio maximum:	60%	n/a	45%
Secured Indebtedness to Total Assets Ratio maximum:	30%	40%	12%
Total Indebtedness to Total Assets maximum:	n/a	60%	44%
Unsecured Debt to Unencumbered Assets maximum:	60%	n/a	38%
Adjusted Interest Coverage Ratio minimum:	n/a	1.50x	3.31x
Adjusted Fixed Charge Coverage minimum:	1.50x	n/a	2.58x

(1) Canadian denominated term loan covenants are the same as those contained in our primary unsecured line of credit agreement.

We plan to manage the company to maintain compliance with our debt covenants and with a capital structure consistent with our current profile. Any downgrades in terms of ratings or outlook by any or all of the rating agencies could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our consolidated results of operations, liquidity and/or financial condition.

On May 4, 2012, we filed an open-ended automatic or "universal" shelf registration statement with the Securities and Exchange Commission covering an indeterminate amount of future offerings of debt securities, common stock, preferred stock, depositary shares, warrants and units. As of January 31, 2013, we had an effective registration statement on file in connection with our enhanced dividend reinvestment plan under which we may issue up to 10,000,000 shares of common stock. As of January 31, 2013, 3,752,914 shares of common stock remained available for issuance under this registration statement. We have entered into separate Equity Distribution Agreements with each of UBS Securities LLC, RBS Securities Inc., KeyBanc Capital Markets Inc. and Credit Agricole Securities (USA) Inc. relating to the offer and sale from time to time of up to $630,015,000 aggregate amount of our common stock ("Equity Shelf Program"). As of January 31, 2013, we had $457,112,000 of remaining capacity under the Equity Shelf Program. Depending upon market conditions, we anticipate issuing securities under our registration statements to invest in additional properties and to repay borrowings under our unsecured line of credit arrangements.

Results of Operations

Our primary sources of revenue include rent, resident fees and services, and interest income. Our primary expenses include interest expense, depreciation and amortization, property operating expenses, transaction costs and general and administrative expenses. These revenues and expenses are reflected in our Consolidated Statements of Comprehensive Income and are discussed in further detail below. The following is a summary of our results of operations (dollars in thousands, except per share amounts):

	Year Ended		One Year Change		Year Ended	One Year Change		Two Year Change	
	December 31, 2010	December 31, 2011	Amount	%	December 31, 2012	Amount	%	Amount	%
Net income attributable to common stockholders	$106,882	$157,108	$ 50,226	47%	$ 221,884	$ 64,776	41%	$115,002	108%
Funds from operations	280,022	524,902	244,880	87%	697,557	172,655	33%	417,535	149%
Adjusted EBITDA	568,429	971,525	403,096	71%	1,264,091	292,566	30%	695,662	122%
Net operating income from continuing operations	500,784	952,321	451,537	90%	1,251,982	299,661	31%	751,198	150%
Same store cash NOI	322,691	331,999	9,308	3%	334,077	2,078	1%	11,386	4%
Per share data (fully diluted):									
Net income attributable to common stockholders	$ 0.83	$ 0.90	$ 0.07	8%	$ 0.98	$ 0.08	9%	$ 0.15	18%
Funds from operations	2.18	3.01	0.83	38%	3.09	0.08	3%	0.91	42%
Adjusted interest coverage ratio	3.39x	3.02x	-0.37x	-11%	3.31x	0.29x	10%	-0.08x	-2%
Adjusted fixed charge coverage ratio	2.76x	2.37x	-0.39x	-14%	2.58x	0.21x	9%	-0.18x	-7%

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following table represents the changes in outstanding common stock for the period from January 1, 2010 to December 31, 2012 (in thousands):

	Year Ended			
	December 31, 2010	December 31, 2011	December 31, 2012	Totals
Beginning balance	123,385	147,097	192,275	123,385
Public offerings	20,700	41,400	64,400	126,500
DRIP issuances	1,957	2,534	2,136	6,627
ESP issuances	431	849	—	1,280
Senior note conversions	—	—	1,040	1,040
Preferred stock conversions	339	—	—	339
Option exercises	129	232	341	702
Other, net	156	163	182	501
Ending balance	147,097	192,275	260,374	260,374
Average number of shares outstanding:				
Basic	127,656	173,741	224,343	
Diluted	128,208	174,401	225,953	

We evaluate our business and make resource allocations on our three business segments: seniors housing triple-net, seniors housing operating and medical facilities. The primary performance measures for our properties are NOI and SSCNOI, which are discussed below. Please see Note 17 to our consolidated financial statements for additional information.

Seniors Housing Triple-net

The following is a summary of our NOI for the seniors housing triple-net segment (dollars in thousands):

	Year Ended		One Year Change		Year Ended	One Year Change		Two Year Change	
	December 31, 2010	December 31, 2011	$	%	December 31, 2012	$	%	$	%
SSCNOI[1]	$217,230	$224,497	$ 7,267	3%	$226,481	$ 1,984	1%	$ 9,251	4%
Non-cash NOI attributable to same store properties[1]	7,591	6,254	(1,337)	-18%	4,688	(1,566)	-25%	(2,903)	-38%
NOI attributable to non same store properties[2]	98,246	356,888	258,642	263%	488,430	131,542	37%	390,184	397%
NOI	$323,067	$587,639	$264,572	82%	$719,599	$131,960	22%	$396,532	123%

(1) Due to increases in cash and non-cash revenues (described below) related to 235 same store properties.

(2) Primarily due to acquisitions of properties, which totaled 46, 184 and 51 for the years ended December 31, 2010, 2011 and 2012, respectively, and conversions of construction projects into revenue-generating properties, which totaled nine, seven and 11 for the years ended December 31, 2010, 2011 and 2012, respectively.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following is a summary of our results of operations for the seniors housing triple-net segment (dollars in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	One Year Change $	One Year Change %	Year Ended December 31, 2012	One Year Change $	One Year Change %	Two Year Change $	Two Year Change %
Revenues:									
Rental income	$283,505	$546,951	$263,446	93%	$692,807	$145,856	27%	$409,302	144%
Interest income	36,176	34,068	(2,108)	-6%	24,380	(9,688)	-28%	(11,796)	-33%
Other income	3,386	6,620	3,234	96%	2,412	(4,208)	-64%	(974)	-29%
Net operating income from continuing operations (NOI)	323,067	587,639	264,572	82%	719,599	131,960	22%	396,532	123%
Expenses:									
Interest expense	(4,524)	238	4,762	n/a	4,601	4,363	1833%	9,125	-202%
Loss (gain) on derivatives, net	—	—	—	n/a	96	96	n/a	96	n/a
Depreciation and amortization	81,718	158,882	77,164	94%	203,987	45,105	28%	122,269	150%
Transaction costs	20,612	27,993	7,381	36%	35,705	7,712	28%	15,093	73%
Loss (gain) on extinguishment of debt, net	7,791	—	(7,791)	-100%	2,405	2,405	n/a	(5,386)	-69%
Provision for loan losses	29,684	—	(29,684)	-100%	27,008	27,008	n/a	(2,676)	-9%
	135,281	187,113	51,832	38%	273,802	86,689	46%	138,521	102%
Income from continuing operations before income taxes and income (loss) from unconsolidated entities	187,786	400,526	212,740	113%	445,797	45,271	11%	258,011	137%
Income tax expense	—	(143)	(143)	n/a	(2,852)	(2,709)	1894%	(2,852)	n/a
Income (loss) from unconsolidated entities	—	(9)	(9)	n/a	(33)	(24)	267%	(33)	n/a
Income from continuing operations	187,786	400,374	212,588	113%	442,912	42,538	11%	255,126	136%
Discontinued operations:									
Gain (loss) on sales of properties, net	36,274	59,108	22,834	63%	116,838	57,730	98%	80,564	222%
Impairment of assets	—	(1,103)	(1,103)	n/a	(14,699)	(13,596)	1233%	(14,699)	n/a
Income from discontinued operations, net	50,269	40,869	(9,400)	-19%	36,040	(4,829)	-12%	(14,229)	-28%
Discontinued operations, net	86,543	98,874	12,331	14%	138,179	39,305	40%	51,636	60%
Net income	274,329	499,248	224,919	82%	581,091	81,843	16%	306,762	112%
Less: Net income attributable to noncontrolling interests	(18)	218	236	n/a	429	211	97%	447	-2483%
Net income attributable to common stockholders	$274,347	$499,030	$224,683	82%	$580,662	$ 81,632	16%	$306,315	112%

The increase in rental income is primarily attributable to the acquisitions of new properties and the conversion of newly constructed seniors housing triple-net properties from which we receive rent. Certain of our leases contain annual rental escalators that are contingent upon changes in the Consumer Price Index and/or changes in the gross operating revenues of the tenant's properties. These escalators are not fixed, so no straight-line rent is recorded; however, rental income is recorded based on the contractual cash rental payments due for the period. If gross operating revenues at our facilities and/or the Consumer Price Index do not increase, a portion of our revenues may not continue to increase. Sales of real property would offset revenue increases and, to the extent that they exceed new acquisitions, could result in decreased revenues. Our leases could renew above or below current rent rates, resulting in an increase or decrease in rental income. For the three months ended December 31, 2012, we had no lease renewals but we had 12 leases with rental rate increasers ranging from 0.16% to 0.30% in our seniors housing triple-net portfolio. The decrease in interest income is attributable to loan payoffs (see Note 6 to our consolidated financial statements for additional information).

Interest expense for the years ended December 31, 2012, 2011 and 2010 represents $13,572,000, $15,306,000 and $15,111,000, respectively, of secured debt interest expense offset by interest allocated to discontinued operations. The change in secured debt interest expense is due to the net effect and timing of assumptions, extinguishments and principal amortizations. The following is a summary of our seniors housing triple-net property secured debt principal activity (dollars in thousands):

	Year Ended December 31, 2010		Year Ended December 31, 2011		Year Ended December 31, 2012	
	Amount	Weighted Avg. Interest Rate	Amount	Weighted Avg. Interest Rate	Amount	Weighted Avg. Interest Rate
Beginning balance	$ 298,492	5.998%	$172,862	5.265%	$ 259,000	5.105%
Debt transferred	(131,214)	6.100%	—	0.000%	—	0.000%
Debt issued	81,977	4.600%	—	0.000%	9,387	4.080%
Debt assumed	78,794	5.867%	90,120	4.819%	83,002	5.304%
Debt extinguished	(150,982)	5.924%	—	0.000%	(128,818)	4.743%
Principal payments	(4,205)	4.388%	(3,982)	5.556%	(3,830)	5.556%
Ending balance	$ 172,862	5.265%	$259,000	5.105%	$ 218,741	5.393%
Monthly averages	$ 242,123	5.663%	$234,392	5.141%	$ 216,314	5.254%

In connection with secured debt extinguishments, we recognized losses of $7,791,000 and $2,405,000 during the years ended December 31, 2010 and 2012, respectively.

Depreciation and amortization increased primarily as a result of new property acquisitions and the conversions of newly constructed investment properties. To the extent that we acquire or dispose of additional properties in the future, our provision for depreciation and amortization will change accordingly.

Transaction costs represent costs incurred with property acquisitions (including due diligence costs, fees for legal and valuation services, and termination of pre-existing relationships computed based on the fair value of the assets acquired), lease termination fees and other similar costs.

Changes in gains on sales of properties are related to property sales which totaled 31, 39 and 73 for the years ended December 31, 2010, 2011 and 2012, respectively. We recognized impairment losses on certain held-for-sale facilities as the fair value less estimated costs to sell exceeded our carrying values. The following illustrates the reclassification impact as a result of classifying the properties sold prior to or held for sale at December 31, 2012 as discontinued operations for the periods presented. Please refer to Note 5 to our consolidated financial statements for further discussion.

	Year Ended December 31,		
	2010	2011	2012
Rental income	$99,398	$75,367	$55,274
Expenses:			
Interest expense	19,635	15,058	8,971
Provision for depreciation	29,494	19,439	10,263
Income (loss) from discontinued operations, net	$50,269	$40,869	$36,040

During the year ended December 31, 2010, we recorded $29,684,000 of provision for loan losses, which is primarily attributable to the write-off of loans related to certain early stage seniors housing and CCRC development projects. We did not record any provision for loan loss or have any loan write-offs for seniors housing triple-net investments during the year ended December 31, 2011. During the year ended December 31, 2012, we wrote off loans totaling $27,008,000, which is attributable to the write-off of one loan at an entrance fee community. The provision for loan losses is related to our critical accounting estimate for the allowance for loan losses and is discussed in "Critical Accounting Policies" and Note 6 to our consolidated financial statements.

During the year ended December 31, 2012 a portion of our seniors housing triple-net properties were formed through partnership interests. Net income attributable to noncontrolling interests for the year ended December 31, 2012 represents our partners' share of net income (loss) relating to those properties. In connection with a seniors housing triple-net partnership, we also acquired a minority interest in a separate unconsolidated entity. This investment is reflected as an investment in unconsolidated entities on our consolidated balance sheet. Accordingly, our proportionate share of net income (loss) is reflected as income (loss) from unconsolidated entities on our consolidated income statement.

Seniors Housing Operating

As discussed in Note 3 to our consolidated financial statements, we completed additional acquisitions within our seniors housing operating segment during the year ended December 31, 2012. The results of operations for these properties have been included in our consolidated results of operations from the dates of acquisition. The seniors housing operating acquisitions were structured under RIDEA, which is discussed in Note 18 to our consolidated financial statements. When considering new acquisitions utilizing the RIDEA structure, we look for opportunities with best-in-class operators with a strong seasoned leadership team, high-quality real estate in attractive markets, growth potential above the standard rent escalators in our triple-net lease seniors housing portfolio, and alignment of economic interests with our operating partner. Our seniors housing operating properties offer us the opportunity for external growth because we have the right to fund future seniors housing investment opportunities sourced by our operating partners. There were no seniors housing operating segment investments prior to September 1, 2010. As such, the increases in NOI are almost entirely attributable to property acquisitions which totaled 32, 58, and 80 for the years ended December 31, 2010, 2011 and 2012, respectively. The following is a summary of our seniors housing operating results of operations (dollars in thousands):

	Year Ended		One Year Change		Year Ended	One Year Change		Two Year Change	
	December 31, 2010	December 31, 2011	$	%	December 31, 2012	$	%	$	%
Revenues:									
Resident fees and services	$ 51,006	$456,085	$405,079	794%	$697,494	$241,409	53%	$646,488	1267%
Interest income	—	—	—	n/a	6,208	6,208	n/a	6,208	n/a
	51,006	456,085	405,079	794%	703,702	247,617	54%	652,696	1280%
Property operating expenses	32,621	314,142	281,521	863%	471,678	157,536	50%	439,057	1346%
Net operating income from continuing operations (NOI)	18,385	141,943	123,558	672%	232,024	90,081	63%	213,639	1162%
Other expenses:									
Interest expense	7,794	46,342	38,548	495%	67,524	21,182	46%	59,730	766%
Loss (gain) on derivatives, net	—	—	—	n/a	(1,921)	(1,921)	n/a	(1,921)	n/a
Depreciation and amortization	15,504	138,192	122,688	791%	165,798	27,606	20%	150,294	969%
Transaction costs	20,936	36,328	15,392	74%	12,756	(23,572)	-65%	(8,180)	-39%
Loss (gain) on extinguishment of debt, net	—	(979)	(979)	n/a	(2,697)	(1,718)	175%	(2,697)	n/a
	44,234	219,883	175,649	397%	241,460	21,577	10%	197,226	446%
Income from continuing operations before income from unconsolidated entities	(25,849)	(77,940)	(52,091)	202%	(9,436)	68,504	-88%	16,413	-63%
Income tax expense	(229)	—	229	n/a	(1,086)	(1,086)	n/a	(857)	374%
Income from unconsolidated entities	—	(1,531)	(1,531)	n/a	(6,364)	(4,833)	316%	(6,364)	n/a
Net income (loss)	(26,078)	(79,471)	(53,393)	205%	(16,886)	62,585	-79%	9,192	-35%
Less: Net income (loss) attributable to noncontrolling interests	(1,656)	(6,006)	(4,350)	263%	(3,015)	2,991	-50%	(1,359)	82%
Net income (loss) attributable to common stockholders	$(24,422)	$ (73,465)	$ (49,043)	201%	(13,871)	59,594	-81%	10,551	-43%

Fluctuations in revenues and property operating expenses are primarily a result of acquisitions subsequent to September 30, 2010. Interest income relates to the Sunrise loan funded during the three months ended December 31, 2012 (please see Note 6 to our consolidated financial statements for additional information). The fluctuations in depreciation and amortization are due to acquisitions offset by variations in amortization of short-lived intangible assets. To the extent that we acquire or dispose of additional properties in the future, these amounts will change accordingly. Loss from unconsolidated entities during the year ended December 31, 2012 is primarily attributable to depreciation and amortization of short-lived intangible assets related to our joint venture with Chartwell described in Note 7 to our consolidated financial statements.

Interest expense represents secured debt interest expense as well as interest expense related to our unsecured Canadian term loan discussed further in Note 10 of our audited consolidated financial statements. The following is a summary of our seniors housing operating property secured debt principal activity, which excludes the Canadian term loan (dollars in thousands):

	Year Ended December 31, 2010		Year Ended December 31, 2011		Year Ended December 31, 2012	
	Amount	Weighted Avg. Interest Rate	Amount	Weighted Avg. Interest Rate	Amount	Weighted Avg. Interest Rate
Beginning balance	$ —	0.000%	$ 487,706	5.939%	$1,318,599	4.665%
Debt transferred	131,214	6.100%	—	0.000%	—	0.000%
Debt issued	75,179	6.386%	114,903	5.779%	148,031	4.220%
Debt assumed	318,125	5.855%	780,955	4.269%	115,371	5.512%
Debt extinguished	(35,017)	6.723%	(55,317)	5.949%	(193,962)	4.395%
Foreign currency	—	0.000%	—	0.000%	187	5.624%
Principal payments	(1,795)	6.165%	(9,648)	5.474%	(18,700)	4.850%
Ending balance	$487,706	5.939%	$1,318,599	4.665%	$1,369,526	4.874%
Monthly averages	$350,259	5.957%	$ 969,265	5.679%	$1,366,758	4.866%

In connection with secured debt extinguishments, we recognized gains of $979,000 and $2,697,000 during the years ended December 31, 2011 and 2012, respectively. In addition, during the year ended December 31, 2012, we recognized a net realized gain on derivatives of $1,921,000 associated with our Chartwell transaction discussed in Note 7 to our audited consolidated financial statements.

Transaction costs were incurred in connection with acquisitions that occurred during the relevant periods. Transaction costs generally include due diligence costs and fees for legal and valuation services, charges associated with the termination of pre-existing relationships computed based on the fair value of the assets acquired and lease termination fees. The decline in transaction costs from 2011 to 2012 is primarily attributable to termination of pre-existing relationships incurred during 2011. The majority of our seniors housing operating properties are formed through partnership interests. Net income attributable to noncontrolling interests for the year ended December 31, 2012 represents our partners' share of net income (loss) related to those properties.

Medical Facilities

The following is a summary of our NOI for the medical facilities segment (dollars in thousands):

	Year Ended		One Year Change		Year Ended	One Year Change		Two Year Change	
	December 31, 2010	December 31, 2011	$	%	December 31, 2012	$	%	$	%
SSCNOI[1]	$105,461	$107,502	$ 2,041	2%	$107,596	$ 94	0%	$ 2,135	2%
Non-cash NOI attributable to same store properties[1]	5,862	4,426	(1,436)	-24%	2,909	(1,517)	-34%	(2,953)	-50%
NOI attributable to non same store properties[2]	45,135	110,121	64,986	144%	188,942	78,821	72%	143,807	319%
NOI	$156,458	$222,049	$65,591	42%	$299,447	$77,398	35%	$142,989	91%

(1) Due to increases in cash and non-cash revenues (described below) related to 95 same store properties.

(2) Primarily due to acquisitions of properties, which totaled 36, 35 and 34 for the years ended December 31, 2010, 2011 and 2012, respectively, and conversions of construction projects into revenue-generating properties, which totaled four, seven and five for the years ended December 31, 2010, 2011 and 2012, respectively.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following is a summary of our results of operations for the medical facilities segment (dollars in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	One Year Change $	One Year Change %	Year Ended December 31, 2012	One Year Change $	One Year Change %	Two Year Change $	Two Year Change %
Revenues:									
Rental income	$195,960	$274,659	$ 78,699	40%	$387,462	$112,803	41%	$191,502	98%
Interest income	4,679	7,002	2,323	50%	8,477	1,475	21%	3,798	81%
Other income	985	3,985	3,000	305%	1,947	(2,038)	-51%	962	98%
	201,624	285,646	84,022	42%	397,886	112,240	39%	196,262	97%
Property operating expenses	45,166	63,597	18,431	41%	98,439	34,842	55%	53,273	118%
Net operating income from continuing operations (NOI)	156,458	222,049	65,591	42%	299,447	77,398	35%	142,989	91%
Other expenses:									
Interest expense	17,579	21,909	4,330	25%	31,540	9,631	44%	13,961	79%
Depreciation and amortization	67,943	96,808	28,865	42%	146,103	49,295	51%	78,160	115%
Transaction costs	5,112	5,903	791	15%	13,148	7,245	123%	8,036	157%
Loss (gain) on extinguishment of debt, net	1,308	—	(1,308)	-100%	(483)	(483)	n/a	(1,791)	n/a
Provision for loan losses	—	2,010	2,010	n/a	—	(2,010)	n/a	—	n/a
	91,942	126,630	34,688	38%	190,308	63,678	50%	98,366	107%
Income from continuing operations before income taxes and income from unconsolidated entities	64,516	95,419	30,903	48%	109,139	13,720	14%	44,623	69%
Income tax expense	(77)	(361)	(284)	369%	(2,381)	(2,020)	560%	(2,304)	2992%
Income from unconsolidated entities	6,673	7,312	639	10%	8,879	1,567	21%	2,206	33%
Income from continuing operations	71,112	102,370	31,258	44%	115,637	13,267	13%	44,525	63%
Discontinued operations:									
Gain (loss) on sales of properties, net	(159)	2,052	2,211	n/a	(16,289)	(18,341)	-894%	(16,130)	10145%
Impairment of assets	(947)	(11,091)	(10,144)	1071%	(14,588)	(3,497)	32%	(13,641)	1440%
Income (loss) from discontinued operations, net	638	5,887	5,249	823%	7,015	1,128	19%	6,377	1000%
Discontinued operations, net	(468)	(3,152)	(2,684)	574%	(23,862)	(20,710)	657%	(23,394)	4999%
Net income (loss)	70,644	99,218	28,574	40%	91,775	(7,443)	-8%	21,131	30%
Less: Net income (loss) attributable to noncontrolling interests	2,031	894	(1,137)	-56%	171	(723)	-81%	(1,860)	-92%
Net income (loss) attributable to common stockholders	$ 68,613	$ 98,324	$ 29,711	43%	$ 91,604	$ (6,720)	-7%	$ 22,991	34%

The increase in rental income is primarily attributable to the acquisitions of new properties and the construction conversions of medical facilities from which we receive rent. Certain of our leases contain annual rental escalators that are contingent upon changes in the Consumer Price Index. These escalators are not fixed, so no straight-line rent is recorded; however, rental income is recorded based on the contractual cash rental payments due for the period. If the Consumer Price Index does not increase, a portion of our revenues may not continue to increase. Sales of real property would offset revenue increases and, to the extent that they exceed new acquisitions, could result in decreased revenues. Our leases could renew above or below current rent rates, resulting in an increase or decrease in rental income. For the three months ended December 31, 2012, our consolidated medical office building portfolio signed 50,323 square feet of new leases and 172,647 square feet of renewals. The weighted-average term of these leases was five years, with a rate of $20.55 per square foot and tenant improvement and lease commission costs of $8.77 per square foot. Substantially all of these leases during the referenced quarter contain an annual fixed or contingent escalation rent structure ranging from the change in CPI to 3%. For the three months ended December 31, 2012, we had no lease renewals but we had one lease with a rental rate increaser of 2.0% in our hospital portfolio. Interest income increased from the prior period primarily due to an increase in outstanding balances for medical facility real estate loans.

Interest expense for the years ended December 31, 2012, 2011 and 2010 represents $38,786,000, $31,477,000, and $24,926,000, respectively, of secured debt interest expense offset by interest allocated to discontinued operations. The change in secured debt interest expense is primarily due to the net effect and timing of assumptions, extinguishments and principal amortizations. The following is a summary of our medical facilities secured debt principal activity (dollars in thousands):

	Year Ended December 31, 2010		Year Ended December 31, 2011		Year Ended December 31, 2012	
	Amount	Weighted Avg. Interest Rate	Amount	Weighted Avg. Interest Rate	Amount	Weighted Avg. Interest Rate
Beginning balance	$314,065	5.677%	$463,477	5.286%	$520,066	5.981%
Debt assumed	167,737	6.637%	69,779	5.921%	246,371	5.888%
Debt extinguished	(8,494)	6.045%	—	0.000%	(37,622)	5.858%
Principal payments	(9,831)	6.279%	(13,190)	6.208%	(15,095)	6.180%
Ending balance	$463,477	5.286%	$520,066	5.981%	$713,720	5.950%
Monthly averages	$458,196	5.961%	$489,923	6.179%	$669,753	5.952%

In connection with secured debt extinguishments, we recognized a loss of $1,308,000 and a gain of $483,000 during the years ended December 31, 2010 and 2012, respectively.

The increase in property operating expenses and depreciation and amortization is primarily attributable to acquisitions and construction conversions of new medical facilities for which we incur certain property operating expenses offset by property operating expenses associated with discontinued operations.

Transaction costs for the year ended December 31, 2012 represent costs incurred in connection with the acquisition of new properties.

During the year ended December 31, 2011, we recorded $2,010,000 of provision for loan losses, which is primarily attributable to the write-off of a hospital loan.

Income from unconsolidated entities includes our share of net income related to our joint venture investment with Forest City Enterprises and certain unconsolidated property investments related to our strategic joint venture relationship with a national medical office building company. See Note 7 to our consolidated financial statements for additional information.

Changes in gains/losses on sales of properties is related to property sales which totaled seven, three and 20 for the years ended December 31, 2010, 2011, and 2012, respectively. We recognized impairment losses on certain held for sale facilities as the fair value less estimated costs to sell exceeded our carrying values. The following illustrates the reclassification impact as a result of classifying the properties sold prior to or held for sale at December 31, 2012 as discontinued operations for the periods presented. Please refer to Note 5 to our consolidated financial statements for further discussion.

	Year Ended December 31,		
	2010	2011	2012
Rental income	$24,547	$31,870	$24,049
Expenses:			
Interest expense	7,347	9,568	7,246
Property operating expenses	8,678	6,131	2,354
Provision for depreciation	7,884	10,284	7,434
Income (loss) from discontinued operations, net	$ 638	$ 5,887	$ 7,015

Net income attributable to non-controlling interests primarily relates to certain properties that are consolidated in our operating results but where we have less than a 100% ownership interest.

Non-Segment/Corporate

The following is a summary of our results of operations for the non-segment/corporate activities (dollars in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	One Year Change $	One Year Change %	Year Ended December 31, 2012	One Year Change $	One Year Change %	Two Year Change $	Two Year Change %
Revenues:									
Other income	$ 2,874	$ 690	$ (2,184)	-76%	$ 912	$ 222	32%	$ (1,962)	-68%
Expenses:									
Interest expense	113,129	228,884	115,755	102%	263,418	34,534	15%	150,289	133%
General and administrative	54,626	77,201	22,575	41%	97,341	20,140	26%	42,715	78%
Loss (gain) on extinguishments of debt, net	25,072	—	(25,072)	-100%	—	—	n/a	(25,072)	-100%
	192,827	306,085	113,258	59%	360,759	54,674	18%	167,932	87%
Loss from continuing operations before income taxes	(189,953)	(305,395)	(115,442)	61%	(359,847)	(54,452)	18%	(169,894)	89%
Income tax expense (benefit)	(58)	(884)	(826)	1424%	(1,293)	(409)	46%	(1,235)	2129%
Net loss	(190,011)	(306,279)	(116,268)	61%	(361,140)	(54,861)	18%	(171,129)	90%
Preferred stock dividends	21,645	60,502	38,857	180%	69,129	8,627	14%	47,484	219%
Preferred stock redemption charge	—	—	—	n/a	6,242	6,242	n/a	6,242	n/a
Net loss attributable to common stockholders	$(211,656)	$(366,781)	$(155,125)	73%	$(436,511)	$(69,730)	19%	$(224,855)	106%

Other income primarily represents income from non-real estate activities such as interest earned on temporary investments of cash reserves.

The following is a summary of our non-segment/corporate interest expense (dollars in thousands):

	Year Ended		One Year Change		Year Ended	One Year Change		Two Year Change	
	December 31, 2010	December 31, 2011	$	%	December 31, 2012	$	%	$	%
Senior unsecured notes	$122,492	$222,559	$100,067	82%	$249,564	$27,005	12%	$127,072	104%
Secured debt	645	604	(41)	-6%	557	(47)	-8%	(88)	-14%
Unsecured lines of credit	3,974	7,917	3,943	99%	11,769	3,852	49%	7,795	196%
Capitalized interest	(20,792)	(13,164)	7,628	-37%	(9,777)	3,387	-26%	11,015	-53%
Interest SWAP savings	(161)	(161)	—	0%	(96)	65	-40%	65	-40%
Loan expense	6,971	11,129	4,158	60%	11,401	272	2%	4,430	64%
Totals	$113,129	$228,884	$115,755	102%	$263,418	$34,534	15%	$150,289	133%

The change in interest expense on senior unsecured notes is due to the net effect of issuances and extinguishments. Please refer to Note 10 of our consolidated financial statements for additional information. We capitalize certain interest costs associated with funds used for the construction of properties owned directly by us. The amount capitalized is based upon the balances outstanding during the construction period using the rate of interest that approximates our cost of financing. Our interest expense is reduced by the amount capitalized. Please see Note 11 to our consolidated financial statements for a discussion of our interest rate swap agreements and their impact on interest expense. Loan expense represents the amortization of deferred loan costs incurred in connection with the issuance and amendments of debt. Loan expense changes are due to amortization of charges for costs incurred for senior unsecured note issuance. The change in interest expense on the unsecured line of credit arrangements is due primarily to the net effect and timing of draws, paydowns and variable interest rate changes. Please refer to Note 9 of our consolidated financial statements for additional information regarding our unsecured line of credit arrangements.

General and administrative expenses as a percentage of consolidated revenues (including revenues from discontinued operations) for the years ended December 31, 2012, 2011 and 2010 were 5.12%, 5.37% and 7.78%, respectively. The increase in general and administrative expenses is primarily related to costs associated with our initiatives to attract and retain appropriate personnel to achieve our business objectives. The decline in percent of revenue is primarily related to the increasing revenue base as a result of our acquisitions.

The changes in preferred stock dividends and redemption charge are primarily attributable to the net effect of issuances, redemptions and conversions. Please see Note 13 to our consolidated financial statements for additional information.

Non-GAAP Financial Measures

We believe that net income, as defined by U.S. GAAP, is the most appropriate earnings measurement. However, we consider FFO to be a useful supplemental measure of our operating performance. Historical cost accounting for real estate assets in accordance with U.S. GAAP implicitly assumes that the value of real estate assets diminishes predictably over time as evidenced by the provision for depreciation. However, since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient. In response, the National Association of Real Estate Investment Trusts ("NAREIT") created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation from net income. FFO, as defined by NAREIT, means net income, computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of real estate and impairment of depreciable assets, plus depreciation and amortization, and after adjustments for unconsolidated entities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Net operating income from continuing operations ("NOI") is used to evaluate the operating performance of our properties. We define NOI as total revenues, including tenant reimbursements, less property level operating expenses, which exclude depreciation and amortization, general and administrative expenses, impairments and interest expense. Property operating expenses represent costs associated with managing, maintaining and servicing tenants for our seniors housing operating and medical facility properties. These expenses include, but are not limited to, property-related payroll and benefits, property management fees, marketing, housekeeping, food service, maintenance, utilities, property taxes and insurance. General and administrative expenses represent costs unrelated to property operations or transaction costs. These expenses include, but are not limited to, payroll and benefits, professional services, office expenses and depreciation of corporate fixed assets. Same store cash NOI ("SSCNOI") is used to evaluate the cash-based operating performance of our properties under a consistent population which eliminates changes in the composition of our portfolio. As used herein, same store is generally defined as those revenue-generating properties in the portfolio for the full three year reporting period. Any properties acquired, developed, transitioned or classified in discontinued operations during that period are excluded from the same store amounts. We believe NOI and SSCNOI provide investors relevant and useful information because they measure the operating performance of our properties at the property level on an unleveraged basis. We use NOI and SSCNOI to make decisions about resource allocations and to assess the property level performance of our properties.

EBITDA stands for earnings before interest, taxes, depreciation and amortization. We believe that EBITDA, along with net income and cash flow provided from operating activities, is an important supplemental measure because it provides additional information to assess and evaluate the performance of our operations. We primarily utilize EBITDA to measure our interest coverage ratio, which represents EBITDA divided by total interest, and our fixed charge coverage ratio, which represents EBITDA divided by fixed charges. Fixed charges include total interest, secured debt principal amortization and preferred dividends.

A covenant in our primary unsecured line of credit arrangement and Canadian denominated term loan contains a financial ratio based on a definition of EBITDA that is specific to that agreement. Failure to satisfy these covenants could result in an event of default that could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our consolidated results of operations, liquidity and/or financial condition. Due to the materiality of these debt agreements and the financial covenants, we have disclosed Adjusted EBITDA, which represents EBITDA as defined above and adjusted for stock-based compensation expense, provision for loan losses and gain/loss on extinguishment of debt. We use Adjusted EBITDA to measure our adjusted fixed charge coverage ratio, which represents Adjusted EBITDA divided by fixed charges on a trailing twelve months basis. Fixed charges include total interest (excluding capitalized interest and non-cash interest expenses), secured debt principal amortization and preferred dividends. Our covenant requires an adjusted fixed charge ratio of at least 1.50 times.

Other than Adjusted EBITDA, our supplemental reporting measures and similarly entitled financial measures are widely used by investors, equity and debt analysts and rating agencies in the valuation, comparison, rating and investment recommendations of companies. Management uses these financial measures to facilitate internal and external comparisons to our historical operating results and in making operating decisions. Additionally, these measures are utilized by the Board of Directors to evaluate management. Adjusted EBITDA is used solely to determine our compliance with a financial covenant in our primary line of credit arrangement and Canadian denominated term loan and is not being presented for use by investors for any other purpose. None of our supplemental measures represent net income or cash flow provided from operating activities as determined in accordance with U.S. GAAP and should not be considered as alternative measures of profitability or liquidity. Finally, the supplemental measures, as defined by us, may not be comparable to similarly entitled items reported by other real estate investment trusts or other companies.

The table below reflects the reconciliation of FFO to net income attributable to common stockholders, the most directly comparable U.S. GAAP measure, for the periods presented. The provisions for depreciation and amortization include provisions for depreciation and amortization from discontinued operations. Noncontrolling interest amounts represent the noncontrolling interests' share of transaction costs and depreciation and amortization. Unconsolidated entity amounts represent our share of unconsolidated entities' depreciation and amortization. Amounts are in thousands except for per share data.

	Year Ended December 31,		
	2010	2011	2012
FFO Reconciliation:			
Net income attributable to common stockholders	$106,882	$157,108	$ 221,884
Depreciation and amortization	202,543	423,605	533,585
Impairment of assets	947	12,194	29,287
Loss (gain) on sales of properties	(36,115)	(61,160)	(100,549)
Noncontrolling interests	(2,749)	(18,557)	(21,058)
Unconsolidated entities	8,514	11,712	34,408
Funds from operations	$280,022	$524,902	$ 697,557
Average common shares outstanding:			
Basic	127,656	173,741	224,343
Diluted	128,208	174,401	225,953
Per share data:			
Net income attributable to common stockholders			
Basic	$ 0.84	$ 0.90	$ 0.99
Diluted	0.83	0.90	0.98
Funds from operations			
Basic	$ 2.19	$ 3.02	$ 3.11
Diluted	2.18	3.01	3.09

The table below reflects the reconciliation of Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure, for the periods presented. Interest expense and the provisions for depreciation and amortization include discontinued operations. Dollars are in thousands.

	Year Ended December 31,		
	2010	2011	2012
Adjusted EBITDA Reconciliation:			
Net income	$128,884	$212,716	$ 294,840
Interest expense	160,960	321,999	383,300
Income tax expense (benefit)	364	1,388	7,612
Depreciation and amortization	202,543	423,605	533,585
Stock-based compensation expense	11,823	10,786	18,521
Provision for loan losses	29,684	2,010	27,008
Loss (gain) on extinguishment of debt	34,171	(979)	(775)
Adjusted EBITDA	$568,429	$971,525	$1,264,091
Adjusted Interest Coverage Ratio:			
Interest expense	$160,960	$321,999	$ 383,300
Capitalized interest	20,792	13,164	9,777
Non-cash interest expense	(13,945)	(13,905)	(11,395)
Total interest	167,807	321,258	381,682
Adjusted EBITDA	$568,429	$971,525	$1,264,091
Adjusted interest coverage ratio	3.39x	3.02x	3.31x
Adjusted Fixed Charge Coverage Ratio:			
Interest expense	$160,960	$321,999	$ 383,300
Capitalized interest	20,792	13,164	9,777
Non-cash interest expense	(13,945)	(13,905)	(11,395)
Secured debt principal payments	16,652	27,804	38,554
Preferred dividends	21,645	60,502	69,129
Total fixed charges	206,104	409,564	489,365
Adjusted EBITDA	$568,429	$971,525	$1,264,091
Adjusted fixed charge coverage ratio	2.76x	2.37x	2.58x

The following tables reflect the reconciliation of NOI and SSCNOI to net income attributable to common stockholders, the most directly comparable U.S. GAAP measure, for the periods presented. Amounts are in thousands.

	Year Ended December 31,		
	2010	2011	2012
NOI Reconciliation:			
Total revenues:			
Seniors housing triple-net	$ 323,067	$ 587,639	$ 719,599
Seniors housing operating	51,006	456,085	703,702
Medical facilities	201,624	285,646	397,886
Non-segment/corporate	2,874	690	912
Total revenues	578,571	1,330,060	1,822,099
Property operating expenses:			
Seniors housing operating	32,621	314,142	471,678
Medical facilities	45,166	63,597	98,439
Total property operating expenses	77,787	377,739	570,117
Net operating income:			
Seniors housing triple-net	323,067	587,639	719,599
Seniors housing operating	18,385	141,943	232,024
Medical facilities	156,458	222,049	299,447
Non-segment/corporate	2,874	690	912
Net operating income from continuing operations	$ 500,784	$ 952,321	$ 1,251,982
Reconciling items:			
Interest expense	(133,978)	(297,373)	(367,083)
Loss (gain) on derivatives, net	—	—	1,825
Depreciation and amortization	(165,165)	(393,882)	(515,888)
General and administrative	(54,626)	(77,201)	(97,341)
Transaction costs	(46,660)	(70,224)	(61,609)
Loss (gain) on extinguishment of debt	(34,171)	979	775
Provision for loan losses	(29,684)	(2,010)	(27,008)
Income tax benefit (expense)	(364)	(1,388)	(7,612)
Income from unconsolidated entities	6,673	5,772	2,482
Income (loss) from discontinued operations, net	86,075	95,722	114,317
Preferred dividends	(21,645)	(60,502)	(69,129)
Preferred stock redemption charge	—	—	(6,242)
Loss (income) attributable to noncontrolling interests	(357)	4,894	2,415
	(393,902)	(795,213)	(1,030,098)
Net income (loss) attributable to common stockholders	$ 106,882	$ 157,108	$ 221,884

	Year Ended December 31,		
	2010	2011	2012
Same Store Cash NOI Reconciliation:			
Net operating income from continuing operations:			
Seniors housing triple-net	$ 323,067	$ 587,639	$ 719,599
Seniors housing operating	18,385	141,943	232,024
Medical facilities	156,458	222,049	299,447
Total	497,910	951,631	1,251,070
Adjustments:			
Seniors housing triple-net:			
Non-cash NOI on same store properties	(7,591)	(6,254)	(4,688)
NOI attributable to non same store properties	(98,246)	(356,888)	(488,430)
Subtotal	(105,837)	(363,142)	(493,118)
Seniors housing operating:			
Non-cash NOI on same store properties	—	—	—
NOI attributable to non same store properties	(18,385)	(141,943)	(232,024)
Subtotal	(18,385)	(141,943)	(232,024)
Medical facilities:			
Non-cash NOI on same store properties	(5,862)	(4,426)	(2,909)
NOI attributable to non same store properties	(45,135)	(110,121)	(188,942)
Subtotal	(50,997)	(114,547)	(191,851)
Total	(244,601)	(876,122)	(1,340,868)
Same store cash net operating income:			
Seniors housing triple-net	217,230	224,497	226,481
Seniors housing operating	—	—	—
Medical facilities	105,461	107,502	107,596
Total	$ 322,691	$ 331,999	$ 334,077

Health Care Industry

The demand for health care services, and consequently health care properties, is projected to reach unprecedented levels in the near future. The Centers for Medicare and Medicaid Services ("CMS") projects that national health expenditures will rise to $3.3 trillion in 2015 or 18.2% of gross domestic product ("GDP"). The average annual growth in national health expenditures for 2011 through 2021 is expected to be 5.9%.

While demographics are the primary driver of demand, economic conditions and availability of services contribute to health care service utilization rates. We believe the health care property market may be less susceptible to fluctuations and economic downturns relative to other property sectors. Investor interest in the market remains strong, especially in specific sectors such as private-pay senior living and medical office buildings. As a REIT, we believe we are situated to benefit from any turbulence in the capital markets due to our access to capital.

The total U.S. population is projected to increase by 18.6% through 2030. The elderly population aged 65 and over is projected to increase by 78.3% through 2030. The elderly are an important component of health care utilization, especially independent living services, assisted living services, skilled nursing services, inpatient and outpatient hospital services and physician ambulatory care. Most health care services are provided within a health care facility such as a hospital, a physician's office or a seniors housing community. Therefore, we believe there will be continued demand for companies, such as ours, with expertise in health care real estate.

Health care real estate investment opportunities tend to increase as demand for health care services increases. We recognize the need for health care real estate as it correlates to health care service demand. Health care providers require real estate to house their businesses and expand their services. We believe that investment opportunities in health care real estate will continue to be present due to:

- The specialized nature of the industry, which enhances the credibility and experience of our company;
- The projected population growth combined with stable or increasing health care utilization rates, which ensures demand; and
- The on-going merger and acquisition activity.

Health Reform Laws

On March 23, 2010, President Obama signed into law the Patient Protection and Affordable Care Act of 2010 (the "PPACA") and the Health Care and Education Reconciliation Act of 2010, which amends the PPACA (collectively, the "Health Reform Laws"). The Health Reform Laws contain various provisions that may directly impact us or the operators and tenants of our properties. Some provisions of the Health Reform Laws may have a positive impact on our operators' or tenants' revenues, by, for example, increasing coverage of uninsured individuals, while others may have a negative impact on the reimbursement of our operators or tenants by, for example, altering the market basket adjustments for certain types of health care facilities. The Health Reform Laws also enhance certain fraud and abuse penalty provisions that could apply to our operators and tenants, in the event of one or more violations of the federal health care regulatory laws. In addition, there are provisions that impact the health coverage that we and our operators and tenants provide to our respective employees. We cannot predict whether the existing Health Reform Laws, or future health care reform legislation or regulatory changes, will have a material impact on our operators' or tenants' property or business. If the operations, cash flows or financial condition of our operators and tenants are materially adversely impacted by the Health Reform Laws or future legislation, our revenue and operations may be adversely affected as well. On June 28, 2012, The United States Supreme Court upheld the individual mandate of the Health Reform Laws but partially invalidated the expansion of Medicaid. The ruling on Medicaid expansion will allow States not to participate in the expansion — and to forego funding for the Medicaid expansion — without losing their existing Medicaid funding. Given that the federal government substantially funds the Medicaid expansion, it is unclear whether any state will pursue this option, although at least some appear to be considering this option at this time.

Impact to Reimbursement of the Operators and Tenants of Our Properties. The Health Reform Laws provide for various changes to the reimbursement that our operators and tenants may receive. One such change is a reduction to the market basket adjustments for inpatient acute hospitals, long-term care hospitals, inpatient rehabilitation facilities, home health agencies, psychiatric hospitals, hospice care and outpatient hospitals. Since 2010, the otherwise applicable percentage increase to the market basket for inpatient acute hospitals has decreased. Since 2012, inpatient acute hospitals have also faced a downward adjustment of the annual percentage increase to the market basket rate by a "productivity adjustment." The productivity adjustment may cause the annual percentage increase to be less than zero, which would mean that inpatient acute hospitals could face payment rates for a fiscal year that are less than the payment rates for the preceding year.

A similar productivity adjustment has applied to skilled nursing facilities since 2012, which means that the payment rates for skilled nursing facilities may decrease from one year to the next. Long-term care hospitals have faced a specified percentage decrease in their annual update for discharges since 2010. Additionally, since 2012, long-term care hospitals have been subject to the productivity adjustments, which may decrease the federal payment rates for long-term care hospitals. Similar productivity adjustments and other adjustments to payment rates have applied to inpatient rehabilitation facilities, psychiatric hospitals and outpatient hospitals since 2010.

The Health Reform Laws revise other reimbursement provisions that may affect our business. For example, the Health Reform Laws reduce states' Medicaid disproportionate share hospital ("DSH") allotments, starting in

2014 through 2020. These allotments would have provided additional funding for DSH hospitals that are operators or tenants of our properties, and thus, any reduction might negatively impact these operators or tenants.

Additionally, under the Health Reform Laws, beginning in fiscal year 2015, Medicare payments will decrease to hospitals for treatment associated with hospital acquired conditions. This decreased payment rate may negatively impact our operators or tenants. To account for excess readmissions, the Health Reform Laws also call for a reduction of 1% in payments for those hospitals with higher-than-average risk-adjusted readmission rates beginning October 1, 2012, 2% beginning in fiscal year 2014, and 3% from fiscal year 2015 onward. These reductions in payments to our operators or tenants may affect their ability to make payments to us.

The Health Reform Laws additionally call for the creation of the Independent Payment Advisory Board (the "Board"), which will be responsible for establishing payment policies, including recommendations in the event that Medicare costs exceed a certain threshold. Proposals for recommendations submitted by the Board prior to December 31, 2018 may not include recommendations that would reduce payments for hospitals, skilled nursing facilities, and physicians, among other providers, prior to December 31, 2019. On March 22, 2012, the House of Representatives approved legislation that would repeal the Board. While this legislation was not passed by the Senate, if such a repeal were signed into law in the future, reimbursement to our tenants and operators may be impacted.

The Health Reform Laws also create other mechanisms that could permit significant changes to payment. For example, the Health Reform Laws establish the Center for Medicare and Medicaid Innovation to test innovative payment and service delivery models to reduce program expenditures through the use of demonstration programs that can waive existing reimbursement methodologies. As another example, on November 2, 2011, CMS published the final rule implementing section 3022 of the Health Reform Laws, which contains provisions relating to Medicare payment to providers and suppliers participating in Accountable Care Organizations ("ACOs") under the Medicare Shared Servings Program. Under the program, Medicare will share a percentage of savings with ACOs that meet certain quality and saving requirements, thereby allowing providers to receive incentive payments in addition to their traditional fee-for-service payments. Under the program, more experienced providers may assume the risk of losses in exchange for greater potential rewards: ACOs may share up to 50% of the savings under the one-sided model and up to 60% of the savings under the two-sided model, depending on their quality and performance. The amount of shared losses for which an ACO is liable in the two-sided model may not exceed the following percentages of its updated benchmark: 5% in the first performance year, 7.5% in the second year, and 10% in the third year. These shared losses could affect the ability of ACO operators or tenants to meet their financial obligations to us. The Health Reform Laws also provide additional Medicaid funding to allow states to carry out the expansion of Medicaid coverage to certain financially-eligible individuals beginning in 2014, and also permit states to expand their Medicaid coverage to these individuals since April 1, 2010, if certain conditions are met. The Health Reform Laws also extend certain payment rules related to long-term acute care hospitals found in the Medicare, Medicaid, and SCHIP Extension Act of 2007 ("MMSEA").

Additionally, although the Health Reform Laws delayed implementation of the Resource Utilization Group, Version Four ("RUG-IV"), which revises the payment classification system for skilled nursing facilities, the Medicare and Medicaid Extenders Act of 2010 repealed this delay retroactively to October 1, 2010. The implementation of the RUG-IV classification may impact our tenants and operators by revising the classifications of certain patients. The federal reimbursement for certain facilities, such as skilled nursing facilities, incorporates adjustments to account for facility case-mix. The Health Reform Laws also extend certain payment rules related to long-term acute care hospitals found in the MMSEA. The MMSEA delayed the implementation of a policy referred to as the "25% threshold rule" that would limit the proportion of patients who can be admitted from a co-located or host hospital during a cost reporting period and be paid under the long-term care hospital prospective payment system. The Health Reform Laws further extended the delay, which expired at various points in calendar year 2012, depending on the start of the provider's cost reporting period.

Finally, many other changes resulting from the Health Reform Laws, or implementing regulations or guidance may negatively impact our operators and tenants. We will continue to monitor and evaluate the Health Reform Laws and implementing regulations and guidance to determine other potential effects of the reform.

Impact of Fraud and Abuse Provisions. The Health Reform Laws revise health care fraud and abuse provisions that will affect our operators and tenants. Specifically, the Health Reform Laws allow for up to treble damages under the Federal False Claims Act for violations related to state-based health insurance exchanges authorized by the Health Reform Laws, which will be implemented beginning in 2014. The Health Reform Laws also impose new civil monetary penalties for false statements or actions that lead to delayed inspections, with penalties of up to $15,000 per day for failure to grant timely access and up to $50,000 for a knowing violation. Additionally, the Health Reform Laws require certain entities — including providers, suppliers, Medicaid managed care organizations, Medicare Advantage organizations, and prescription drug program sponsors — to report and return overpayments to the appropriate payer by the later of (a) sixty (60) days after the date the overpayment was "identified," or (b) the date that the "corresponding cost report" is due. The entity also must notify the payer in writing of the reason for the overpayment. A violation of these requirements may result in criminal liability, civil liability under the FCA, and/or exclusion from the federal health care programs. On February 14, 2012, CMS published a proposed rule implementing the Health Reform Laws requirement that health care providers and suppliers report and return self-identified overpayments by the later of 60 days after the date the overpayment was identified, or the date any corresponding cost report is due, if applicable. The Health Reform Laws also amend the Federal Anti-Kickback Statute ("AKS") to state that any items or services "resulting from" a violation of the AKS constitutes a "false or fraudulent claim" under the Federal False Claims Act. The Health Reform Laws also provide for additional funding to investigate and prosecute health care fraud and abuse. Accordingly, the increased penalties under the Health Reform Laws for fraud and abuse violations may have a negative impact on our operators and tenants in the event that the government brings an enforcement action or subjects them to penalties.

Further, CMS published final rulemaking to implement the enhanced provider and supplier screening provisions called for in the Health Reform Laws. Under the final rule, beginning March 25, 2011, all enrolling and participating providers and suppliers are assessed an annual administrative fee and are placed in one of three risk levels (limited, moderate, and high) based on an assessment of the individual's or entity's overall risk of fraud, waste and abuse. This rule also allows for the temporary suspension of Medicare payments to providers or suppliers in the event CMS receives credible information that an overpayment, fraud, or willful misrepresentation has occurred. The Health Reform Laws granted the Secretary of the Department of Health and Human Services significant discretionary authority to suspend, exclude, or impose fines on providers and suppliers based on the agency's determination that such a provider or supplier is "high-risk," and, as a result, this final rulemaking has the potential to materially adversely affect our operators and tenants who may be evaluated under the enhanced screening process.

On November 2, 2011, CMS and OIG jointly published the final rule establishing waivers of certain fraud and abuse laws to ACOs. These waivers include automatic AKS, Stark, and Civil Monetary Penalty Law waivers that may be applied in certain situations and that will apply uniformly to each ACO, ACO participant, and ACO provider/supplier. Notably, the final rule states that CMS and OIG intend to closely monitor ACOs through June 2013 to ensure that these waivers are not causing "undesirable effects" and need to be narrowed to prevent fraud and abuse.

Additionally, provisions of Title VI of the Health Care Reform Laws are designed to increase transparency and program integrity by skilled nursing facilities, other nursing facilities and similar providers. Specifically, skilled nursing facilities and other providers and suppliers will be required to institute compliance and ethics programs. Additionally, the Health Reform Laws make it easier for consumers to file complaints against nursing homes by mandating that states establish complaint websites. The provisions calling for enhanced transparency will increase the administrative burden and costs on these providers.

Impact to the Health Care Plans Offered to Our Employees. The Health Reform Laws affect employers that provide health plans to their employees. The new laws change the tax treatment of the Medicare Part D retiree drug subsidy and extend dependent coverage for dependents up to age 26, among other changes. We continue to evaluate our health care plans for these changes as new reform laws are enacted. These changes may affect our operators and tenants as well.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions. Management considers accounting estimates or assumptions critical if:

- the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
- the impact of the estimates and assumptions on financial condition or operating performance is material.

Management has discussed the development and selection of its critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented below relating to them. Management believes the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate and are not reasonably likely to change in the future. However, since these estimates require assumptions to be made that were uncertain at the time the estimate was made, they bear the risk of change. If actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations, liquidity and/or financial condition. Please refer to Note 1 of our audited consolidated financial statements for further information on significant accounting policies that impact us. There were no material changes to these policies in 2012.

The following table presents information about our critical accounting policies, as well as the material assumptions used to develop each estimate:

Nature of Critical Accounting Estimate	Assumptions/ Approach Used
Principles of Consolidation	
The consolidated financial statements include our accounts, the accounts of our wholly-owned subsidiaries and the accounts of joint venture entities in which we own a majority voting interest with the ability to control operations and where no substantive participating rights or substantive kick out rights have been granted to the noncontrolling interests. In addition, we consolidate those entities deemed to be variable interest entities in which we are determined to be the primary beneficiary. All material intercompany transactions and balances have been eliminated in consolidation.	We make judgments about which entities are VIEs based on an assessment of whether (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. We make judgments with respect to our level of influence or control of an entity and whether we are (or are not) the primary beneficiary of a VIE. Consideration of various factors includes, but is not limited to, our ability to direct the activities that most significantly impact the entity's economic performance, our form of ownership interest, our representation on the entity's governing body, the size and seniority of our investment, our ability and the rights of other investors to participate in policy making decisions, replace the manager and/or liquidate the entity, if applicable. Our ability to correctly assess our influence or control over an entity at inception of our involvement or on a continuous basis when determining the primary beneficiary of a VIE affects the presentation of these entities in our consolidated financial statements. If we perform a primary beneficiary analysis at a date other than at inception of the variable interest entity, our assumptions may be different and may result in the identification of a different primary beneficiary.
Income Taxes	
As part of the process of preparing our consolidated financial statements, significant management judgment is required to evaluate our compliance with REIT requirements.	Our determinations are based on interpretation of tax laws, and our conclusions may have an impact on the income tax expense recognized. Adjustments to income tax expense may be required as a result of: (i) audits conducted by federal and state tax authorities, (ii) our ability to qualify as a REIT, (iii) the potential for built-in-gain recognized related to prior-tax-free acquisitions of C corporations, and (iv) changes in tax laws. Adjustments required in any given period are included in income.

Nature of Critical Accounting Estimate	Assumptions/ Approach Used
Business Combinations	
Real property developed by us is recorded at cost, including the capitalization of construction period interest. The cost of real property acquired is allocated to net tangible and identifiable intangible assets based on their respective fair values. Tangible assets primarily consist of land, buildings and improvements. The remaining purchase price is allocated among identifiable intangible assets primarily consisting of the above or below market component of in-place leases and the value of in-place leases. The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship values based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with that respective tenant.	We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative fair value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation and amortization we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the value of in-place leases, we make our best estimates based on our evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases. We compute depreciation and amortization on our properties using the straight-line method based on their estimated useful lives which range from 15 to 40 years for buildings and five to 15 years for improvements. Amortization periods for intangibles are based on the estimated remaining useful lives of the underlying agreements.
Allowance for Loan Losses	
We maintain an allowance for loan losses in accordance with U.S. GAAP. The allowance for loan losses is maintained at a level believed adequate to absorb potential losses in our loans receivable. The determination of the allowance is based on a quarterly evaluation of all outstanding loans. If this evaluation indicates that there is a greater risk of loan charge-offs, additional allowances or placement on non-accrual status may be required. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due as scheduled according to the contractual terms of the original loan agreement. Consistent with this definition, all loans on non-accrual are deemed impaired. To the extent circumstances improve and the risk of collectability is diminished, we will return these loans to full accrual status.	The determination of the allowance is based on a quarterly evaluation of all outstanding loans, including general economic conditions and estimated collectability of loan payments and principal. We evaluate the collectability of our loans receivable based on a combination of factors, including, but not limited to, delinquency status, historical loan charge-offs, financial strength of the borrower and guarantors and value of the underlying property.
Revenue Recognition	
Revenue is recorded in accordance with U.S. GAAP, which requires that revenue be recognized after four basic criteria are met. These four criteria include persuasive evidence of an arrangement, the rendering of service, fixed and determinable income and reasonably assured collectability. If the collectability of revenue is determined incorrectly, the amount and timing of our reported revenue could be significantly affected. Interest income on loans is recognized as earned based upon the principal amount outstanding subject to an evaluation of collectability risk. Substantially all of our operating leases contain fixed and/or contingent escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. We recognize resident fees and services, other than move-in fees, monthly as services are provided. Lease agreements with residents generally have a term of one year and are cancelable by the resident with 30 days' notice.	We evaluate the collectability of our revenues and related receivables on an on-going basis. We evaluate collectability based on assumptions and other considerations including, but not limited to, the certainty of payment, payment history, the financial strength of the investment's underlying operations as measured by cash flows and payment coverages, the value of the underlying collateral and guaranties and current economic conditions. If our evaluation indicates that collectability is not reasonably assured, we may place an investment on non-accrual or reserve against all or a portion of current income as an offset to revenue.

Nature of Critical Accounting Estimate	Assumptions/ Approach Used
Impairment of Long-Lived Assets	
We review our long-lived assets for potential impairment in accordance with U.S. GAAP. An impairment charge must be recognized when the carrying value of a long-lived asset is not recoverable. The carrying value is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that a permanent impairment of a long-lived asset has occurred, the carrying value of the asset is reduced to its fair value and an impairment charge is recognized for the difference between the carrying value and the fair value.	The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if there are indicators of impairment. These indicators may include anticipated operating losses at the property level, the tenant's inability to make rent payments, a decision to dispose of an asset before the end of its estimated useful life and changes in the market that may permanently reduce the value of the property. If indicators of impairment exist, then the undiscounted future cash flows from the most likely use of the property are compared to the current net book value. This analysis requires us to determine if indicators of impairment exist and to estimate the most likely stream of cash flows to be generated from the property during the period the property is expected to be held.
Fair Value of Derivative Instruments	
The valuation of derivative instruments is accounted for in accordance with U.S. GAAP, which requires companies to record derivatives at fair market value on the balance sheet as assets or liabilities.	The valuation of derivative instruments requires us to make estimates and judgments that affect the fair value of the instruments. Fair values for our derivatives are estimated by utilizing pricing models that consider forward yield curves and discount rates. Such amounts and their recognition are subject to significant estimates which may change in the future.

Impact of Inflation

During the past three years, inflation has not significantly affected our earnings because of the moderate inflation rate. Additionally, our earnings are primarily long-term investments with predictable rates of return. These investments are mainly financed with a combination of equity, senior unsecured notes and borrowings under our primary unsecured line of credit arrangement. During inflationary periods, which generally are accompanied by rising interest rates, our ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs. Presuming the current inflation rate remains moderate and long-term interest rates do not increase significantly, we believe that inflation will not impact the availability of equity and debt financing for us.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We seek to mitigate the underlying foreign currency exposures with gains and losses on derivative contracts hedging these exposures. We seek to mitigate the effects of fluctuations in interest rates by matching the terms of new investments with new long-term fixed rate borrowings to the extent possible. We may or may not elect to use financial derivative instruments to hedge interest rate exposure. These decisions are principally based on our policy to match our variable rate investments with comparable borrowings, but are also based on the general trend in interest rates at the applicable dates and our perception of the future volatility of interest rates. This section is presented to provide a discussion of the risks associated with potential fluctuations in interest rates.

We historically borrow on our primary unsecured line of credit arrangement to acquire, construct or make loans relating to health care and seniors housing properties. Then, as market conditions dictate, we will issue equity or long-term fixed rate debt to repay the borrowings under our unsecured line of credit arrangements.

A change in interest rates will not affect the interest expense associated with our fixed rate debt. Interest rate changes, however, will affect the fair value of our fixed rate debt. Changes in the interest rate environment upon maturity of this fixed rate debt could have an effect on our future cash flows and earnings, depending on whether the debt is replaced with other fixed rate debt, variable rate debt or equity or repaid by the sale of assets. To illustrate the impact of changes in the interest rate markets, we performed a sensitivity analysis on our fixed rate debt instruments whereby we modeled the change in net present values arising from a hypothetical 1% increase in interest rates to determine the instruments' change in fair value. The following table summarizes the analysis performed as of the dates indicated (in thousands):

	December 31, 2012		December 31, 2011	
	Principal balance	Change in fair value	Principal balance	Change in fair value
Senior unsecured notes[1]	$6,145,457	$(451,478)	$4,464,927	$(342,460)
Secured debt	2,024,454	(96,290)	1,693,283	(82,583)
Totals	$8,169,911	$(547,768)	$6,158,210	$(425,043)

(1) 2012 amounts include the Canadian denominated unsecured term loan.

Our variable rate debt, including our unsecured line of credit arrangements, is reflected at fair value. At December 31, 2012, we had no amounts outstanding related to our variable rate lines of credit and $276,006,000 outstanding related to our variable rate secured debt. Assuming no changes in outstanding balances, a 1% increase in interest rates would result in increased annual interest expense of $2,760,000. At December 31, 2011, we had $610,000,000 outstanding related to our variable rate line of credit and $415,101,000 outstanding related to our variable rate secured debt. Assuming no changes in outstanding balances, a 1% increase in interest rates would have resulted in increased annual interest expense of $10,251,000.

See Note 11 of our consolidated financial statements for information on our derivative instruments.

We are subject to risks associated with debt financing, including the risk that existing indebtedness may not be refinanced or that the terms of refinancing may not be as favorable as the terms of current indebtedness. The majority of our borrowings were completed under indentures or contractual agreements that limit the amount of indebtedness we may incur. Accordingly, in the event that we are unable to raise additional equity or borrow money because of these limitations, our ability to acquire additional properties may be limited.

For additional information regarding fair values of financial instruments, see "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" and Note 16 to our audited consolidated financial statements.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Health Care REIT, Inc.

We have audited the accompanying consolidated balance sheets of Health Care REIT, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in Item 15(a)(2) of this Form 10-K. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Health Care REIT, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Health Care REIT, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Toledo, Ohio
February 26, 2013

CONSOLIDATED BALANCE SHEETS

HEALTH CARE REIT, INC. AND SUBSIDIARIES

	December 31, 2012	December 31, 2011
	(In thousands)	
Assets		
Real estate investments:		
Real property owned:		
Land and land improvements	$ 1,365,391	$ 1,116,756
Buildings and improvements	15,635,127	13,073,747
Acquired lease intangibles	673,684	428,199
Real property held for sale, net of accumulated depreciation	245,213	36,115
Construction in progress	162,984	189,502
Gross real property owned	18,082,399	14,844,319
Less accumulated depreciation and amortization	(1,555,055)	(1,194,476)
Net real property owned	16,527,344	13,649,843
Real estate loans receivable	895,665	292,507
Net real estate investments	17,423,009	13,942,350
Other assets:		
Investments in unconsolidated entities	438,936	241,722
Goodwill	68,321	68,321
Deferred loan expenses	66,327	58,584
Cash and cash equivalents	1,033,764	163,482
Restricted cash	107,657	69,620
Receivables and other assets	411,095	380,527
Total other assets	2,126,100	982,256
Total assets	$19,549,109	$14,924,606
Liabilities and equity		
Liabilities:		
Borrowings under unsecured line of credit arrangements	$ —	$ 610,000
Senior unsecured notes	6,114,151	4,434,107
Secured debt	2,336,196	2,112,649
Capital lease obligations	81,552	83,996
Accrued expenses and other liabilities	462,099	371,557
Total liabilities	8,993,998	7,612,309
Redeemable noncontrolling interests	34,592	33,650
Equity:		
Preferred stock	1,022,917	1,010,417
Common stock	260,396	192,299
Capital in excess of par value	10,543,690	7,019,714
Treasury stock	(17,875)	(13,535)
Cumulative net income	2,184,819	1,893,806
Cumulative dividends	(3,694,579)	(2,972,129)
Accumulated other comprehensive income (loss)	(11,028)	(11,928)
Other equity	6,461	6,120
Total Health Care REIT, Inc. stockholders' equity	10,294,801	7,124,764
Noncontrolling interests	225,718	153,883
Total equity	10,520,519	7,278,647
Total liabilities and equity	$19,549,109	$14,924,606

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

HEALTH CARE REIT, INC. AND SUBSIDIARIES

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Rental income	$1,080,269	$ 821,610	$479,465
Resident fees and services	697,494	456,085	51,006
Interest income	39,065	41,070	40,855
Other income	5,271	11,295	7,245
Total revenues	1,822,099	1,330,060	578,571
Expenses:			
Interest expense	367,083	297,373	133,978
Property operating expenses	570,117	377,739	77,787
Depreciation and amortization	515,888	393,882	165,165
General and administrative	97,341	77,201	54,626
Transaction costs	61,609	70,224	46,660
Loss (gain) on derivatives, net	(1,825)	—	—
Loss (gain) on extinguishment of debt, net	(775)	(979)	34,171
Provision for loan losses	27,008	2,010	29,684
Total expenses	1,636,446	1,217,450	542,071
Income from continuing operations before income taxes and income from unconsolidated entities	185,653	112,610	36,500
Income tax (expense) benefit	(7,612)	(1,388)	(364)
Income from unconsolidated entities	2,482	5,772	6,673
Income from continuing operations	180,523	116,994	42,809
Discontinued operations:			
Gain (loss) on sales of properties, net	100,549	61,160	36,115
Impairment of assets	(29,287)	(12,194)	(947)
Income (loss) from discontinued operations, net	43,055	46,756	50,907
Discontinued operations, net	114,317	95,722	86,075
Net income	294,840	212,716	128,884
Less: Preferred stock dividends	69,129	60,502	21,645
Less: Preferred stock redemption charge	6,242	—	—
Less: Net income (loss) attributable to noncontrolling interests(1)	(2,415)	(4,894)	357
Net income attributable to common stockholders	$ 221,884	$ 157,108	$106,882
Average number of common shares outstanding:			
Basic	224,343	173,741	127,656
Diluted	225,953	174,401	128,208
Earnings per share:			
Basic:			
Income from continuing operations attributable to common stockholders	$ 0.48	$ 0.35	$ 0.16
Discontinued operations, net	0.51	0.55	0.67
Net income attributable to common stockholders*	$ 0.99	$ 0.90	$ 0.84
Diluted:			
Income from continuing operations attributable to common stockholders	$ 0.48	$ 0.35	$ 0.16
Discontinued operations, net	0.51	0.55	0.67
Net income attributable to common stockholders*	$ 0.98	$ 0.90	$ 0.83

* Amounts may not sum due to rounding

(1) Includes amounts attributable to redeemable noncontrolling interests

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

HEALTH CARE REIT, INC. AND SUBSIDIARIES

	Year Ended December 31,		
	2012	2011	2010
Net income	$294,840	$212,716	$128,884
Other comprehensive income (loss):			
Unrecognized gain/(loss) on equity investments	403	(122)	54
Change in net unrealized gains (losses) on cash flow hedges:			
Unrealized gain/(loss)	3,200	3,189	(10,307)
Reclassification adjustment realized in net income	(1,596)	(1,781)	2,244
Unrecognized actuarial gain/(loss)	(226)	(2,115)	(199)
Foreign currency translation gain/(loss)	(881)	—	—
Total other comprehensive income (loss)	900	(829)	(8,208)
Total comprehensive income	295,740	211,887	120,676
Total comprehensive income attributable to noncontrolling interests[1]	(2,415)	(4,894)	357
Total comprehensive income attributable to stockholders	$293,325	$206,993	$121,033

(1) Includes amounts attributable to redeemable noncontrolling interests.

See accompanying notes

CONSOLIDATED STATEMENTS OF EQUITY

HEALTH CARE REIT, INC. AND SUBSIDIARIES
(in thousands)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Treasury Stock	Cumulative Net Income	Cumulative Dividends	Accumulated Other Comprehensive Income	Other Equity	Noncontrolling Interests	Total
Balances at December 31, 2009	$ 288,683	123,385	3,900,666	(7,619)	1,547,669	(2,057,658)	(2,891)	4,804	10,412	$ 3,807,451
Comprehensive income:										
Net income					128,527				357	128,884
Other comprehensive income:							(8,208)			(8,208)
Total comprehensive income										120,676
Contributions by noncontrolling interests			43,640						122,781	166,421
Distributions to noncontrolling interests									(3,301)	(3,301)
Amounts related to issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures		2,300	97,696	(3,733)				(741)		95,522
Net proceeds from sale of common stock		21,131	884,255							905,386
Equity component of convertible debt			(9,689)							(9,689)
Equity consideration in business combinations	16,667		2,721							19,388
Redemption of preferred stock	(165)									(165)
Conversion of preferred stock	(13,518)	339	13,179							—
Option compensation expense								1,634		1,634
Cash dividends paid:										
Common stock cash dividends						(348,578)				(348,578)
Preferred stock cash dividends						(21,645)				(21,645)
Balances at December 31, 2010	291,667	147,155	4,932,468	(11,352)	1,676,196	(2,427,881)	(11,099)	5,697	130,249	4,733,100
Comprehensive income:										
Net income					217,610				(3,591)	214,019
Other comprehensive income							(829)			(829)
Total comprehensive income										213,190
Contributions by noncontrolling interests			6,468						65,361	71,829
Distributions to noncontrolling interests									(38,136)	(38,136)
Amounts related to issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures		2,895	138,989	(2,183)				(1,494)		138,207
Net proceeds from sale of common stock		42,249	1,964,102							2,006,351
Proceeds from issuance of preferred shares	718,750		(22,313)							696,437
Option compensation expense								1,917		1,917
Cash dividends paid:										
Common stock cash dividends						(483,746)				(483,746)
Preferred stock cash dividends						(60,502)				(60,502)
Balances at December 31, 2011	1,010,417	192,299	7,019,714	(13,535)	1,893,806	(2,972,129)	(11,928)	6,120	153,883	7,278,647
Comprehensive income:										
Net income					297,255				(1,480)	295,775
Other comprehensive income:							900			900
Total comprehensive income										296,675
Contributions by noncontrolling interests			222						89,934	90,156
Distributions to noncontrolling interests			(7,358)						(16,619)	(23,977)
Amounts related to issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures		2,658	149,955	(4,340)				(2,534)		145,739
Net proceeds from sale of common stock		64,400	3,382,532							3,446,932
Net proceeds from sale of preferred stock	287,500		(9,813)							277,687
Equity component of convertible debt		1,039	2,236							3,275
Redemption of preferred stock	(275,000)		6,202		(6,242)					(275,040)
Option compensation expense								2,875		2,875
Cash dividends paid:										
Common stock cash dividends						(653,321)				(653,321)
Preferred stock cash dividends						(69,129)				(69,129)
Balances at December 31, 2012	$1,022,917	$260,396	$10,543,690	$(17,875)	$2,184,819	$(3,694,579)	$(11,028)	$ 6,461	$225,718	$10,520,519

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

HEALTH CARE REIT, INC. AND SUBSIDIARIES

(In thousands)	Year Ended December 31, 2012	2011	2010
Operating activities			
Net income	$ 294,840	$ 212,716	$ 128,884
Adjustments to reconcile net income to net cash provided from (used in) operating activities:			
Depreciation and amortization	533,585	423,605	202,543
Other amortization expenses	15,185	16,851	17,169
Provision for loan losses	27,008	2,010	29,684
Impairment of assets	29,287	12,194	947
Stock-based compensation expense	18,521	10,786	11,823
Loss (gain) on derivatives, net	(1,825)	—	—
Loss (gain) on extinguishment of debt, net	(775)	(979)	34,171
Income from unconsolidated entities	(2,482)	(5,772)	(6,673)
Rental income in excess of cash received	(32,362)	(31,578)	(6,594)
Amortization related to above (below) market leases, net	165	(2,507)	(2,856)
Loss (gain) on sales of properties, net	(100,549)	(61,160)	(36,115)
Distributions by unconsolidated entities	17,607	6,149	—
Increase (decrease) in accrued expenses and other liabilities	38,213	10,653	12,293
Decrease (increase) in receivables and other assets	(18,285)	(4,744)	(20,535)
Net cash provided from (used in) operating activities	818,133	588,224	364,741
Investing activities			
Investment in real property, net of cash acquired	(3,345,111)	(4,905,122)	(2,074,176)
Capitalized interest	(9,777)	(13,164)	(20,792)
Investment in real estate loans receivable	(665,094)	(51,477)	(97,265)
Other investments, net of payments	25,425	(22,986)	(133,894)
Principal collected on real estate loans receivable	35,020	188,811	43,495
Contributions to unconsolidated entities	(227,735)	(2,784)	(196,413)
Distributions by unconsolidated entities	13,136	9,135	103
Proceeds from (payments on) derivatives	6,652	—	—
Decrease (increase) in restricted cash	(35,766)	30,248	(52,124)
Proceeds from sales of real property	610,271	247,210	219,027
Net cash provided from (used in) investing activities	(3,592,979)	(4,520,129)	(2,312,039)
Financing activities			
Net increase (decrease) under unsecured lines of credit arrangements	(610,000)	310,000	160,000
Proceeds from issuance of senior unsecured notes	2,025,708	1,381,086	1,821,683
Payments to extinguish senior unsecured notes	(370,524)	(3)	(495,542)
Net proceeds from the issuance of secured debt	157,418	119,030	154,306
Payments on secured debt	(406,210)	(83,998)	(217,711)
Net proceeds from the issuance of common stock	3,581,292	2,137,594	995,438
Net proceeds from the issuance of preferred stock	277,687	696,437	—
Redemption of preferred stock	(275,000)	—	—
Decrease (increase) in deferred loan expenses	(7,152)	(28,867)	(3,869)
Contributions by noncontrolling interests[(1)]	24,115	8,604	2,611
Distributions to noncontrolling interests[(1)]	(29,353)	(30,705)	(3,301)
Cash distributions to stockholders	(722,450)	(544,248)	(370,223)
Other financing activities	(403)	(1,113)	—
Net cash provided from (used in) financing activities	3,645,128	3,963,817	2,043,392
Increase (decrease) in cash and cash equivalents	870,282	31,912	96,094
Cash and cash equivalents at beginning of period	163,482	131,570	35,476
Cash and cash equivalents at end of period	$ 1,033,764	$ 163,482	$ 131,570
Supplemental cash flow information:			
Interest paid	$ 369,511	$ 285,884	$ 156,207
Income taxes paid	3,071	389	319

(1) Includes amounts attributable to redeemable noncontrolling interests.

See accompanying notes.

HEALTH CARE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

Health Care REIT, Inc., an S&P 500 company with headquarters in Toledo, Ohio, is an equity real estate investment trust ("REIT") that invests in seniors housing and health care real estate. Our full service platform offers property management and development services to our customers. As of December 31, 2012, our diversified portfolio consisted of 1,025 properties in 46 states, the United Kingdom, and Canada. Founded in 1970, we were the first real estate investment trust to invest exclusively in health care facilities.

2. Accounting Policies and Related Matters

Principles of Consolidation

The consolidated financial statements include the accounts of our wholly-owned subsidiaries and joint venture entities that we control, through voting rights or other means. All material intercompany transactions and balances have been eliminated in consolidation.

At inception of joint venture transactions, we identify entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and determine which business enterprise is the primary beneficiary of its operations. A VIE is broadly defined as an entity where either (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. We consolidate investments in VIEs when we are determined to be the primary beneficiary. Accounting Standards Codification Topic 810, *Consolidations* ("ASC 810"), requires enterprises to perform a qualitative approach to determining whether or not a VIE will need to be consolidated on a continuous basis. This evaluation is based on an enterprise's ability to direct and influence the activities of a VIE that most significantly impact that entity's economic performance.

For investments in joint ventures, we evaluate the type of rights held by the limited partner(s), which may preclude consolidation in circumstances in which the sole general partner would otherwise consolidate the limited partnership. The assessment of limited partners' rights and their impact on the presumption of control over a limited partnership by the sole general partner should be made when an investor becomes the sole general partner and should be reassessed if (i) there is a change to the terms or in the exercisability of the rights of the limited partners, (ii) the sole general partner increases or decreases its ownership in the limited partnership, or (iii) there is an increase or decrease in the number of outstanding limited partnership interests. We similarly evaluate the rights of managing members of limited liability companies.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recorded in accordance with U.S. GAAP, which requires that revenue be recognized after four basic criteria are met. These four criteria include persuasive evidence of an arrangement, the rendering of service, fixed and determinable income and reasonably assured collectability. Interest income on loans is recognized as earned based upon the principal amount outstanding subject to an evaluation of collectability risk. Substantially all of our operating leases contain escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Leases in our medical office building portfolio typically include some form of operating expense reimbursement by the tenant. Certain payments made to operators are treated as lease incentives and amortized as a reduction of revenue over the lease term. We recognize resident fees and services, other than move-in fees, monthly as services are provided. Lease agreements with residents generally have a term of one year and are cancelable by the resident with 30 days' notice.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash primarily consists of amounts held by lenders to provide future payments for real estate taxes, insurance, tenant and capital improvements and amounts held in escrow relating to acquisitions we are entitled to receive over a period of time as outlined in the escrow agreement.

Deferred Loan Expenses

Deferred loan expenses are costs incurred by us in connection with the issuance, assumption and amendments of debt arrangements. We amortize these costs over the term of the debt using the straight-line method, which approximates the effective interest method.

Investments in Unconsolidated Entities

Investments in less than majority owned entities where our interests represent a general partnership interest but substantive participating or kick-out rights have been granted to the limited partners, or where our interests do not represent the general partnership interest and we do not control the major operating and financial policies of the entity, are reported under the equity method of accounting. Under the equity method of accounting, our share of the investee's earnings or losses is included in our consolidated results of operations. To the extent that our cost basis is different from the basis reflected at the entity level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in our share of equity in earnings of the entity. The initial carrying value of investments in unconsolidated entities is based on the amount paid to purchase the entity interest or the estimated fair value of the assets prior to the sale of interests in the entity. Other equity investments include an investment in available-for-sale securities. These equity investments represented a minimal ownership interest in these companies. We evaluate our equity method investments for impairment based upon a comparison of the estimated fair value of the equity method investment to its carrying value. When we determine a decline in the estimated fair value of such an investment below its carrying value is other-than-temporary, an impairment is recorded.

Redeemable Noncontrolling Interests

Certain noncontrolling interests are redeemable at fair value. Accordingly, we record the carrying amount of the noncontrolling interests at the greater of (i) the initial carrying amount, increased or decreased for the noncontrolling interest's share of net income or loss and its share of other comprehensive income or loss and dividends or (ii) the redemption value. In accordance with ASC 810, the redeemable noncontrolling interests were classified outside of permanent equity, as a mezzanine item, in the balance sheet.

Real Property Owned

Real property developed by us is recorded at cost, including the capitalization of construction period interest. Expenditures for repairs and maintenance are expensed as incurred. Property acquisitions are accounted for as business combinations where we measure the assets acquired, liabilities (including assumed debt and contingencies) and any noncontrolling interests at their fair values on the acquisition date. The cost of real property acquired, which represents substantially all of the purchase price, is allocated to net tangible and identifiable intangible assets based on their respective fair values. These properties are depreciated on a straight-line basis over their estimated useful lives which range from 15 to 40 years for buildings and 5 to 15 years for improvements. Tangible assets primarily consist of land, buildings and improvements, including those related to capital leases. We consider costs incurred in conjunction with re-leasing properties, including tenant improvements and lease commissions, to represent the acquisition of productive assets and, accordingly, such costs are reflected as investment activities in our statement of cash flows.

The remaining purchase price is allocated among identifiable intangible assets primarily consisting of the above or below market component of in-place leases and the value associated with the presence of in-place tenants or residents. The value allocable to the above or below market component of the acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in acquired lease intangibles and below market leases are included in other liabilities in the balance sheet and are amortized to rental income over the remaining terms of the respective leases.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship values for in-place tenants based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors. The total amount of other intangible assets acquired is further allocated to in-place lease values for in-place residents with such value representing (i) value associated with lost revenue related to tenant reimbursable operating costs that would be incurred in an assumed re-leasing period, and (ii) value associated with lost rental revenue from existing leases during an assumed re-leasing period. This intangible asset will be amortized over the assumed re-leasing period.

The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if facts and circumstances suggest that the assets may be impaired or that the depreciable life may need to be changed. We consider external factors relating to each asset and the existence of a master lease which may link the cash flows of an individual asset to a larger portfolio of assets leased to the same tenant. If these factors and the projected undiscounted cash flows of the asset over the remaining depreciation period indicate that the asset will not be recoverable, the carrying value is reduced to the estimated fair market value. In addition, we are exposed to the risks inherent in concentrating investments in real estate, and in particular, the seniors housing and health care industries. A downturn in the real estate industry could adversely affect the value of our properties and our ability to sell properties for a price or on terms acceptable to us.

Capitalization of Construction Period Interest

We capitalize interest costs associated with funds used for the construction of properties owned directly by us. The amount capitalized is based upon the balance outstanding during the construction period using the rate of interest which approximates our cost of financing. We capitalize interest costs related to construction of real property owned by us. Our interest expense reflected in the consolidated statements of comprehensive income has been reduced by the amounts capitalized.

Gain on Sale of Assets

We recognize sales of assets only upon the closing of the transaction with the purchaser. Payments received from purchasers prior to closing are recorded as deposits and classified as other assets on our consolidated balance sheets. Gains on assets sold are recognized using the full accrual method upon closing when (i) the collectability of the sales price is reasonably assured, (ii) we are not obligated to perform significant activities after the sale to earn the profit, (iii) we have received adequate initial investment from the purchaser and (iv) other profit recognition criteria have been satisfied. Gains may be deferred in whole or in part until the sales satisfy the requirements of gain recognition on sales of real estate.

Real Estate Loans Receivable

Real estate loans receivable consist of mortgage loans and other real estate loans. Interest income on loans is recognized as earned based upon the principal amount outstanding subject to an evaluation of collectability risks. The loans are primarily collateralized by a first, second or third mortgage lien, a leasehold mortgage on, or an assignment of the partnership interest in, the related properties, corporate guaranties and/or personal guaranties.

Allowance for Losses on Loans Receivable

The allowance for losses on loans receivable is maintained at a level believed adequate to absorb potential losses in our loans receivable. The determination of the allowance is based on a quarterly evaluation of these loans, including general economic conditions and estimated collectability of loan payments. We evaluate the collectability of our loans receivable based on a combination of factors, including, but not limited to, delinquency status, historical loan charge-offs, financial strength of the borrower and guarantors and value of the underlying collateral. If such factors indicate that there is greater risk of loan charge-offs, additional allowances or placement on non-accrual status may be required. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due as scheduled according to the contractual terms of the original loan agreement. Consistent with this definition, all loans on non-accrual are deemed impaired. To the extent circumstances improve and the risk of collectability is diminished, we will return these loans to full accrual status. While a loan is on non-accrual status, any cash receipts are applied against the outstanding principal balance.

Goodwill

We account for goodwill in accordance with U.S. GAAP. Goodwill is tested annually for impairment and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount, including goodwill, exceeds the reporting unit's fair value and the implied fair value of goodwill is less than the carrying amount of that goodwill. We have not had any goodwill impairments.

Fair Value of Derivative Instruments

Derivatives are recorded at fair value on the balance sheet as assets or liabilities. The valuation of derivative instruments requires us to make estimates and judgments that affect the fair value of the instruments. Fair values of our derivatives are estimated by pricing models that consider the forward yield curves and discount rates. The fair value of our forward exchange contracts are estimated by pricing models that consider foreign currency spot rates, forward trade rates and discount rates. Such amounts and the recognition of such amounts are subject to significant estimates that may change in the future. See Note 11 for additional information.

Federal Income Tax

We have elected to be treated as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our first taxable year, and made no provision for federal income tax purposes prior to our acquisition of our "taxable REIT subsidiaries." As a result of these as well as subsequent acquisitions, we now record income tax expense or benefit with respect to certain of our entities that are taxed as taxable REIT subsidiaries under provisions similar to those applicable to regular corporations and not under the REIT provisions.

We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes a change in our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes a change in our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur. See Note 18 for additional information.

Foreign Currency

Certain of our subsidiaries' functional currencies are the local currencies of their respective countries. We translate the results of operations of our foreign subsidiaries into U.S. dollars using average rates of exchange in effect during the period, and we translate balance sheet accounts using exchange rates in effect at the end of the period. We record resulting currency translation adjustments in accumulated other comprehensive income, a component of stockholders' equity, on our consolidated balance sheets. We record transaction gains and losses in our consolidated statements of comprehensive income.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares outstanding for the period adjusted for non-vested shares of restricted stock. The computation of diluted earnings per share is similar to basic earnings per share, except that the number of shares is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, "Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which requires incremental fair value disclosures in the notes to the financial statements. We have adopted ASU 2011-04 effective January 1, 2012. The adoption of this guidance did not have a material impact on our consolidated financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. We have adopted ASU 2011-05 effective January 1, 2012 and presented total comprehensive income on the consolidated statements of comprehensive income. Further disclosures including reconciliation from net income to total comprehensive income will be required on an annual basis. The provisions of ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05" delayed the requirement to present certain reclassifications on the face of the financial statements.

Reclassifications

Certain amounts in prior years have been reclassified to conform to current year presentation.

3. Real Property Acquisitions and Development

The total purchase price for all properties acquired has been allocated to the tangible and identifiable intangible assets, liabilities and noncontrolling interests based upon their respective fair values in accordance with our accounting policies. The results of operations for these acquisitions have been included in our consolidated results of operations since the date of acquisition and are a component of the appropriate segments. Transaction costs primarily represent costs incurred with property acquisitions, including due diligence costs, fees for legal and valuation services and termination of pre-existing relationships computed based on the fair value of the assets acquired, lease termination fees and other acquisition-related costs. During the year ended December 31, 2012, we finalized our purchase price allocation of certain previously reported acquisitions and there were no material changes from those previously disclosed.

Seniors Housing Triple-net Activity

The following is our purchase price allocations and other seniors housing triple-net real property investment activity for the periods presented (in thousands):

	Year Ended December 31,		
	2012[1]	2011	2010
Land and land improvements	$ 87,242	$ 212,156	$ 61,290
Buildings and improvements	984,077	3,108,508	967,239
Receivables and other assets	119	9,101	—
Total assets acquired[2]	1,071,438	3,329,765	1,028,529
Secured debt	(89,881)	(93,431)	(84,086)
Accrued expenses and other liabilities	(3,542)	(91,290)	(26,345)
Total liabilities assumed	(93,423)	(184,721)	(110,431)
Capital in excess of par	921	—	—
Noncontrolling interests	(17,215)	—	—
Non-cash acquisition related activity	(616)	(2,532)	(9,922)
Cash disbursed for acquisitions	961,105	3,142,512	908,176
Construction in progress additions	179,684	182,626	85,993
Less: Capitalized interest	(6,041)	(5,752)	(6,396)
Cash disbursed for construction in progress	173,643	176,874	79,597
Capital improvements to existing properties	67,026	—	21,833
Total cash invested in real property, net of cash acquired	$1,201,774	$3,319,386	$1,009,606

(1) Includes acquisitions with an aggregate purchase price of $37,772,000 for which the allocation of the purchase price consideration is preliminary and subject to change.

(2) Excludes $2,031,000 of cash acquired during the year ended December 31, 2012.

Seniors Housing Operating Activity

Acquisitions of seniors housing operating properties are structured under RIDEA, which is described in Note 18. This structure results in the inclusion of all resident revenues and related property operating expenses from the operation of these qualified health care properties in our consolidated statements of comprehensive income. Certain of our subsidiaries' functional currencies are the local currencies of their respective countries. See Note 2 for information regarding our foreign currency policies.

The following is a summary of our seniors housing operating real property investment activity for the periods presented (in thousands):

	Year Ended December 31,		
	2012[1]	2011	2010
Land and land improvements	$ 146,332	$ 112,350	$ 75,620
Buildings and improvements	1,341,560	1,512,764	676,623
Acquired lease intangibles	118,077	122,371	63,757
Restricted cash	1,296	20,699	—
Receivables and other assets	10,125	901	16,459
Total assets acquired[2]	1,617,390	1,769,085	832,459
Secured debt	(124,190)	(796,272)	(305,167)
Accrued expenses and other liabilities	(17,347)	(44,483)	(6,849)
Total liabilities assumed	(141,537)	(840,755)	(312,016)
Capital in excess of par	—	(6,017)	(43,641)
Noncontrolling interests	(56,884)	(69,984)	(101,091)
Cash disbursed for acquisitions	1,418,969	852,329	375,711
Capital improvements to existing properties	21,751	15,880	1,735
Total cash invested in real property, net of cash acquired	$1,440,720	$ 868,209	$ 377,446

(1) Includes acquisitions with an aggregate purchase price of $1,370,128,000 for which the allocation of the purchase price consideration is preliminary and subject to change.

(2) Excludes $20,691,000, $38,952,000 and $8,532,000 of cash acquired during the years ended December 31, 2012, 2011 and 2010, respectively.

Medical Facilities Activity

Accrued contingent consideration related to certain medical facility acquisitions was $34,692,000 and $39,827,000 as of December 31, 2012 and 2011, respectively. Of the amount recognized, $12,500,000 is required to be settled in the Company's common stock upon the achievement of certain performance thresholds. The following is a summary of our medical facilities real property investment activity for the periods presented (in thousands):

	Year Ended December 31,		
	2012[1]	2011	2010
Land and land improvements	$ 68,619	$ 48,342	$ 49,632
Buildings and improvements	648,409	520,976	513,152
Acquired lease intangibles	115,233	60,609	67,929
Restricted cash	975	100	—
Goodwill[2]	—	—	68,321
Receivables and other assets	4,469	3,053	—
Total assets acquired[3]	837,705	633,080	699,034
Secured debt	(267,527)	(72,225)	(170,255)
Accrued expenses and other liabilities	(25,928)	(34,214)	(75,010)
Total liabilities assumed	(293,455)	(106,439)	(245,265)
Capital in excess of par	—	—	(2,721)
Noncontrolling interests	(193)	(7,211)	(10,848)
Preferred stock	—	—	(16,667)
Non-cash acquisition related activity	(880)	—	—
Cash disbursed for acquisitions	543,177	519,430	423,533
Construction in progress additions	134,830	165,593	252,595
Less: Capitalized interest	(3,736)	(7,412)	(13,924)
Accruals	(18,327)	(33,451)	(11,435)
Cash disbursed for construction in progress	112,767	124,730	227,236
Capital improvements to existing properties	46,673	24,031	36,354
Total cash invested in real property, net of cash acquired	$ 702,617	$ 668,191	$ 687,123

(1) Includes acquisitions with an aggregate purchase price of $190,799,000 for which the allocation of the purchase price consideration is preliminary and subject to change.

(2) Goodwill represents the estimated fair value of the future development pipeline expected to be generated. Cash flows from this future pipeline are expected to come from development activities and the ability to perform the management functions at the assets after the properties are developed.

(3) Excludes $2,154,000 of cash acquired during the year ended December 31, 2011.

Construction Activity

The following is a summary of the construction projects that were placed into service and began generating revenues during the periods presented:

	Year Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
Development projects:			
Seniors housing triple-net	$146,913	$114,161	$273,034
Medical facilities	189,135	355,935	162,376
Total development projects	336,048	470,096	435,410
Expansion projects	4,983	45,414	3,216
Total construction in progress conversions	$341,031	$515,510	$438,626

At December 31, 2012, future minimum lease payments receivable under operating leases (excluding properties in our seniors housing operating partnerships and excluding any operating expense reimbursements) are as follows (in thousands):

2013	$ 1,039,427
2014	980,258
2015	952,029
2016	950,079
2017	929,224
Thereafter	7,579,800
Totals	$12,430,817

4. Real Estate Intangibles

The following is a summary of our real estate intangibles, excluding those classified as held for sale, as of the dates indicated (dollars in thousands):

	December 31, 2012	December 31, 2011
Assets:		
In place lease intangibles	$ 541,729	$ 332,645
Above market tenant leases	56,086	35,973
Below market ground leases	61,450	51,316
Lease commissions	14,419	8,265
Gross historical cost	673,684	428,199
Accumulated amortization	(257,242)	(148,380)
Net book value	$ 416,442	$ 279,819
Weighted-average amortization period in years	16.4	17.0
Liabilities:		
Below market tenant leases	$ 77,036	$ 67,284
Above market ground leases	9,490	5,020
Gross historical cost	86,526	72,304
Accumulated amortization	(27,753)	(21,387)
Net book value	$ 58,773	$ 50,917
Weighted-average amortization period in years	14.3	12.3

The following is a summary of real estate intangible amortization for the periods presented (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Rental income related to above/below market tenant leases, net	$ 1,120	$ 3,340	$ 3,829
Property operating expenses related to above/below market ground leases, net	(1,285)	(1,161)	(1,049)
Depreciation and amortization related to in place lease intangibles and lease commissions	(103,044)	(98,856)	(18,298)

The future estimated aggregate amortization of intangible assets and liabilities is as follows for the periods presented (in thousands):

	Assets	Liabilities
2013	$112,730	$ 7,200
2014	62,787	6,616
2015	29,220	5,645
2016	23,201	5,233
2017	23,453	4,920
Thereafter	165,051	29,159
Totals	$416,442	$58,773

5. Dispositions, Assets Held for Sale and Discontinued Operations

Impairment of assets as reflected in our consolidated statements of comprehensive income relate to properties designated as held for sale and represent the charges necessary to adjust the carrying values to estimated fair values less costs to sell based on current sales price expectations. The following is a summary of our real property disposition activity for the periods presented (in thousands):

	Year Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
Real property dispositions:			
Seniors housing triple-net	$372,378	$150,755	$170,290
Medical facilities	149,344	35,295	14,092
Total dispositions	521,722	186,050	184,382
Add: Gain (loss) on sales of real property, net	100,549	61,160	36,115
Seller financing on sales of real property	(12,000)	—	(1,470)
Proceeds from real property sales	$610,271	$247,210	$219,027

At December 31, 2012, $46,201,000 of sales proceeds is on deposit in an Internal Revenue Code Section 1031 exchange account escrow account with a qualified intermediary. We have reclassified the income and expenses attributable to all properties sold prior to or held for sale at December 31, 2012 to discontinued operations. Expenses include an allocation of interest expense based on property carrying values and our weighted-average cost of debt. The following illustrates the reclassification impact as a result of classifying properties as discontinued operations for the periods presented (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Rental income	$79,323	$107,236	$123,945
Expenses:			
Interest expense	16,217	24,626	26,982
Property operating expenses	2,354	6,131	8,678
Provision for depreciation	17,697	29,723	37,378
Income (loss) from discontinued operations, net	$43,055	$ 46,756	$ 50,907

6. Real Estate Loans Receivable

The following is a summary of our real estate loans receivable (in thousands):

	December 31,	
	2012	2011
Mortgage loans	$ 87,955	$ 63,934
Other real estate loans	807,710	228,573
Totals	$895,665	$292,507

The following is a summary of our real estate loan activity for the periods presented (in thousands):

	Year Ended									
	December 31, 2012				December 31, 2011			December 31, 2010		
	Seniors Housing Triple-net	Seniors Housing Operating(1)	Medical Facilities	Totals	Seniors Housing Triple-net	Medical Facilities	Totals	Seniors Housing Triple-net	Medical Facilities	Totals
Advances:										
Investments in new loans	$ 2,220	$580,834	$38,336	$621,390	$ 18,541	$ —	$ 18,541	$ 9,742	$41,644	$51,386
Draws on existing loans	41,754	—	1,950	43,704	29,752	3,184	32,936	46,113	1,236	47,349
Sub-total	43,974	580,834	40,286	665,094	48,293	3,184	51,477	55,855	42,880	98,735
Less: Seller financing on property sales	—	—	—	—	—	—	—	—	(1,470)	(1,470)
Net cash advances on real estate loans	43,974	580,834	40,286	665,094	48,293	3,184	51,477	55,855	41,410	97,265
Receipts:										
Loan payoffs	10,387	—	2,168	12,555	162,705	2,943	165,648	5,619	6,233	11,852
Principal payments on loans	19,786	—	2,679	22,465	17,856	5,307	23,163	24,203	7,440	31,643
Total receipts on real estate loans	30,173	—	4,847	35,020	180,561	8,250	188,811	29,822	13,673	43,495
Net advances (receipts) on real estate loans	$13,801	$580,834	$35,439	$630,074	$(132,268)	$(5,066)	$(137,334)	$26,033	$27,737	$53,770

(1) Represents loan to Sunrise Senior Living, Inc. that was acquired upon merger consummation on January 9, 2013 as discussed in Note 21.

The following is a summary of the allowance for losses on loans receivable for the periods presented (in thousands):

	Year Ended December 31,		
	2012[1]	2011[2]	2010[3]
Balance at beginning of year	$ —	$ 1,276	$ 5,183
Provision for loan losses	27,008	2,010	29,684
Charge-offs	(27,008)	(3,286)	(33,591)
Balance at end of year	$ —	$ —	$ 1,276

(1) Provision and charge-off amounts relate to one entrance fee community in our seniors housing triple-net segment.
(2) Provision and charge-off amounts relate to one hospital in our medical facilities segment.
(3) Provision and charge-off amounts relate to certain early stage seniors housing and CCRC development projects in our seniors housing triple-net segment.

The following is a summary of our loan impairments (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Balance of impaired loans at end of year	$4,230	$6,244	$ 9,691
Allowance for loan losses	—	—	1,276
Balance of impaired loans not reserved	$4,230	$6,244	$ 8,415
Average impaired loans for the year	$5,237	$7,968	$38,409
Interest recognized on impaired loans[1]	44	—	103

(1) Represents interest recognized prior to placement on non-accrual status.

7. Investments in Unconsolidated Entities

During the year ended December 31, 2010, we entered into a joint venture investment with Forest City Enterprises (NYSE:FCE.A and FCE.B). We acquired a 49% interest in a seven-building life science campus located at University Park in Cambridge, Massachusetts, which is immediately adjacent to the campus of the Massachusetts Institute of Technology. At December 31, 2012, our investment of $174,692,000 is recorded as an investment in unconsolidated entities on the balance sheet. The aggregate remaining unamortized basis difference of our investment in this joint venture of $448,000 at December 31, 2012 is primarily attributable to real estate and related intangible assets and will be amortized over the life of the related properties and included in the reported amount of income from unconsolidated entities.

On December 31, 2010, we formed a strategic partnership with a national medical office building company whereby the partnership invested in 17 medical office properties. We own a controlling interest in 11 properties and consolidate them. Consolidation is based on a combination of ownership interest and control of operational decision-making authority. We do not own a controlling interest in six properties and account for them under the equity method. Our investment in the strategic partnership provides us access to health systems and includes development and property management resources.

During the three months ended June 30, 2012, we entered into a joint venture with Chartwell Retirement Residences (TSX:CSH.UN). The portfolio contains 42 properties in Canada, 39 of which are owned 50% by us and Chartwell, and three of which we wholly own. All properties are managed by Chartwell. In connection with the 39 properties, we invested $223,134,000 of cash which was recorded as an investment in unconsolidated entities on the balance sheet. The 39 properties are accounted for under the equity method of accounting and do not qualify as VIEs (variable interest entities). The joint venture is structured under RIDEA. The aggregate remaining unamortized basis difference of our investment in this joint venture of $8,656,000 at December 31, 2012 is primarily attributable to transaction costs that will be amortized over the weighted-average useful life of the related properties and included in the reported amount of income from unconsolidated entities.

The results of operations for these properties have been included in our consolidated results of operations from the date of acquisition by the joint ventures and are reflected in our statements of comprehensive income as income or loss from unconsolidated entities. The following is a summary of our income from and investments in unconsolidated entities (dollars in thousands):

			Year Ended December 31,			December 31,	
	Percentage Ownership	Properties	2012 Income (loss)	2011 Income (loss)	2010 Income (loss)	2012 Assets	2011 Assets
Seniors housing triple-net[1]	10% to 49%	21	$ (33)	$ (9)	$ —	$ 34,618	$ 30,975
Seniors housing operating	33% to 50%	39	(6,364)	(1,531)	—	217,701	15,429
Medical facilities	36% to 49%	13	8,879	7,312	6,673	186,617	195,318
Total			$ 2,482	$ 5,772	$6,673	$438,936	$241,722

(1) Asset amounts include an available-for-sale equity investment. See Note 16 for additional information.

8. Customer Concentration

The following table summarizes certain information about our customer concentration as of December 31, 2012 (dollars in thousands):

	Number of Properties	Total Investment[2]	Percent of Investment[3]
Concentration by investment:[1]			
Genesis HealthCare	177	$ 2,682,822	15%
Sunrise Senior Living	10	1,087,357	6%
Merrill Gardens	48	1,084,536	6%
Belmont Village	19	896,692	5%
Benchmark Senior Living	35	842,760	5%
Remaining portfolio	684	10,828,842	63%
Totals	973	$17,423,009	100%

(1) Genesis is in our seniors housing triple-net segment whereas the other top five customers are in our seniors housing operating segment.

(2) Excludes our share of investments in unconsolidated entities. Please see Note 7 for additional information.

(3) Investments with our top five customers comprised 41% of total investments at December 31, 2011.

9. Borrowings Under Line of Credit Arrangement and Related Items

Please see Note 21 regarding line of credit activity that occurred subsequent to December 31, 2012. At December 31, 2012, we had a $2,000,000,000 unsecured line of credit arrangement with a consortium of 31 banks with an option to upsize the facility by up to an additional $500,000,000 through an accordion feature, allowing for an aggregate commitment of up to $2,500,000,000. The revolving credit facility was scheduled to expire July 27, 2015. Borrowings under the agreement are subject to interest payable in periods no longer than three months at either the agent bank's prime rate of interest or the applicable margin over LIBOR interest rate, at our option (1.56% at December 31, 2012). The applicable margin is based on certain of our debt ratings and was 1.35% at December 31, 2012. In addition, we pay a facility fee annually to each bank based on the bank's commitment amount. The facility fee depends on certain of our debt ratings and was 0.25% at December 31, 2012. Principal is due upon expiration of the agreement. In addition, at December 31, 2012, we had a $5,000,000 unsecured revolving demand note undrawn and bearing interest at 1-month LIBOR plus 110 basis points.

The following information relates to aggregate borrowings under our unsecured lines of credit arrangements for the periods presented (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Balance outstanding at year end	$ —	$610,000	$300,000
Maximum amount outstanding at any month end	$897,000	$710,000	$560,000
Average amount outstanding (total of daily principal balances divided by days in period)	$191,378	$240,104	$268,762
Weighted-average interest rate (actual interest expense divided by average borrowings outstanding)	1.80%	1.51%	1.48%

10. Senior Unsecured Notes and Secured Debt

We may repurchase, redeem or refinance convertible and non-convertible senior unsecured notes from time to time, taking advantage of favorable market conditions when available. We may purchase senior notes for cash through open market purchases, privately negotiated transactions, a tender offer or, in some cases, through the early redemption of such securities pursuant to their terms. The non-convertible senior unsecured notes are redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to the sum of (1) the principal amount of the notes (or portion of such notes) being redeemed plus accrued and unpaid interest thereon up to the redemption date and (2) any "make-whole" amount due under the terms of the notes in connection with early redemptions. Redemptions and repurchases of debt, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. At December 31, 2012, the annual principal payments due on these debt obligations were as follows (in thousands):

	Senior Unsecured Notes[1,2]	Secured Debt[1,3]	Totals
2013	$ 300,000	$ 110,034	$ 410,034
2014	—	204,783	204,783
2015[4]	501,054	224,486	725,540
2016	700,000	328,730	1,028,730
2017	450,000	320,943	770,943
Thereafter	4,194,403	1,122,610	5,317,013
Totals	$6,145,457	$2,311,586	$8,457,043

(1) Amounts represent principal amounts due and do not include unamortized premiums/discounts or other fair value adjustments as reflected on the consolidated balance sheet.

(2) Annual interest rates range from 2.25% to 6.5%, excluding the Canadian denominated unsecured term loan.

(3) Annual interest rates range from 1.0% to 10.0%. Carrying value of the properties securing the debt totaled $3,953,516,000 at December 31, 2012.

(4) On July 30, 2012, we completed funding on a $250,000,000 Canadian denominated unsecured term loan (approximately $251,054,000 USD at exchange rates on December 31, 2012). The loan matures on July 27, 2015 (with an option to extend for an additional year at our discretion) and bears interest at the Canadian Dealer Offered Rate plus 145 basis points (2.67% at December 31, 2012).

During the twelve months ended December 31, 2010, we issued $494,403,000 of 3.00% senior unsecured convertible notes due December 2029, generating net proceeds of $486,084,000. The notes are convertible, in certain circumstances, into cash and, if applicable, shares of common stock at an initial conversion rate of 19.5064 shares per $1,000 principal amount of notes, which represents an initial conversion price of $51.27 per share. In general, upon conversion, the holder of each note would receive, in respect of the conversion value of such note, cash up to the principal amount of such note and common stock for the note's conversion value in excess of such principal amount. In addition, on each of December 1, 2014, December 1, 2019 and December 1, 2024, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest. The notes are bifurcated into a debt component and an equity component since they may be settled in cash upon conversion. The value of the debt component is based upon the estimated fair value of a similar debt instrument without the conversion feature at the time of issuance. The difference between the contractual principal on the debt and the value allocated to the debt of $29,925,000 was recorded as an equity component and represents the conversion feature of the instrument. The excess of the contractual principal amount of the debt over its estimated fair value is amortized to interest expense using the effective interest method over the period used to estimate the fair value.

The following is a summary of our senior unsecured note principal activity, excluding the Canadian denominated unsecured term loan, during the periods presented (dollars in thousands):

	Year Ended					
	December 31, 2012		December 31, 2011		December 31, 2010	
	Amount	Weighted Avg. Interest Rate	Amount	Weighted Avg. Interest Rate	Amount	Weighted Avg. Interest Rate
Beginning balance	$4,464,927	5.133%	$3,064,930	5.129%	$1,661,853	5.557%
Debt issued	1,800,000	3.691%	1,400,000	5.143%	1,844,403	4.653%
Debt extinguished	(76,853)	8.000%	(3)	4.750%	(441,326)	4.750%
Debt redeemed	(293,671)	4.750%	—	0.000%	—	0.000%
Ending balance	$5,894,403	4.675%	$4,464,927	5.133%	$3,064,930	5.129%

The following is a summary of our secured debt principal activity for the periods presented (dollars in thousands):

	Year Ended					
	December 31, 2012		December 31, 2011		December 31, 2010	
	Amount	Weighted Avg. Interest Rate	Amount	Weighted Avg. Interest Rate	Amount	Weighted Avg. Interest Rate
Beginning balance	$2,108,384	5.285%	$1,133,715	5.972%	$ 623,045	5.842%
Debt issued	157,418	4.212%	116,903	5.697%	157,156	5.454%
Debt assumed	444,744	5.681%	940,854	4.444%	564,656	6.089%
Debt extinguished	(360,403)	4.672%	(55,317)	5.949%	(194,493)	6.073%
Foreign currency	187	5.637%	—	0.000%	—	0.000%
Principal payments	(38,744)	5.456%	(27,771)	5.845%	(16,649)	5.792%
Ending balance	$2,311,586	5.140%	$2,108,384	5.285%	$1,133,715	5.972%

Our debt agreements contain various covenants, restrictions and events of default. Certain agreements require us to maintain certain financial ratios and minimum net worth and impose certain limits on our ability to incur indebtedness, create liens and make investments or acquisitions. As of December 31, 2012, we were in compliance with all of the covenants under our debt agreements.

11. Derivative Instruments

We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates. We may elect to use financial derivative instruments to hedge interest rate exposure. These decisions are principally based on our policy to manage the general trend in interest rates at the applicable dates and our perception of the future volatility of interest rates. In addition, non-U.S. investments expose us to the potential losses associated with adverse changes in foreign currency to U.S. Dollar exchange rates. We elected to manage this risk through the use of a forward exchange contract and issuing debt in the foreign currency.

Interest Rate Swap Contracts Designated as Cash Flow Hedges

For instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income ("OCI"), and reclassified into earnings in the same period, or periods, during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in earnings. As of December 31, 2012, we had one interest rate swap for a total aggregate notional amount of $11,905,000. The swap hedges interest payments associated with long-term LIBOR based borrowings and matures on December 31, 2013. Approximately $1,973,000 of losses, which are included in accumulated other comprehensive income ("AOCI"), are expected to be reclassified into earnings in the next 12 months.

Foreign Currency Hedges

For instruments that are designated and qualify as net investment hedges, the variability in the foreign currency to U.S. dollar of the instrument is recorded as a cumulative translation adjustment component of OCI. The balance of the cumulative translation adjustment will be reclassified to earnings when the hedged investment is sold or substantially liquidated. On February 15, 2012, we entered into a forward exchange contract to purchase $250,000,000 Canadian Dollars at a fixed rate in the future. The forward contract was used to limit exposure to fluctuations in the Canadian Dollar to U.S. Dollar exchange rate associated with our initial cash investment funded for the Chartwell transaction. On May 3, 2012, this forward exchange contract was settled for a gain of $2,772,000, which was reflected on the consolidated statement of comprehensive income, and the proceeds were used to fund our investment. On May 3, 2012, we also entered into a forward contract to sell $250,000,000 Canadian dollars at a fixed rate on July 31, 2012 to hedge our net investment. We settled the forward contract on July 31, 2012 with the net loss reflected in OCI. Upon settlement of the forward contract we entered into a $250,000,000 Canadian Dollar term loan which has been designated as a net investment hedge of our Chartwell investment and changes in fair value are reported in OCI as no ineffectiveness is anticipated.

On August 30, 2012, we entered into two cross currency swaps to purchase £125,000,000. The swaps were used to limit exposure to fluctuations in the Pound Sterling to U.S. Dollar exchange rate associated with our initial cash investment funded for the Sunrise transaction discussed in Note 21. The cross currency swaps have been designated as a net investment hedge, and changes in fair value are reported in OCI as no ineffectiveness is anticipated.

On September 17, 2012, we entered into two forward exchange contracts to purchase $14,000,000 Canadian Dollars and £23,000,000 at a fixed rate in the future. The forward contracts were used to limit exposure to fluctuations in foreign currency associated with future international transactions.

The following presents the impact of derivative instruments on the statement of comprehensive income and OCI for the periods presented (dollars in thousands):

		Year Ended		
	Location	December 31, 2012	December 31, 2011	December 31, 2010
Gain (loss) on interest rate swap recognized in OCI (effective portion)	OCI	$ 3,200	$3,189	$(10,307)
Gain (loss) on interest rate swaps reclassified from AOCI into income (effective portion)	Interest expense	(1,596)	1,781	(2,244)
Gain (loss) on forward exchange contracts recognized in income	Realized gain	1,921	—	—
Gain (loss) on interest rate swaps recognized in income	Realized loss	(96)	—	—
Gain (loss) on forward exchange contracts designated as net investment hedge recognized in OCI	OCI	(5,134)	—	—

12. Commitments and Contingencies

At December 31, 2012, we had nine outstanding letter of credit obligations totaling $7,172,000 and expiring between 2013 and 2014. At December 31, 2012, we had outstanding construction in process of $162,984,000 for leased properties and were committed to providing additional funds of approximately $213,255,000 to complete construction. At December 31, 2012, we had contingent purchase obligations totaling $79,963,000, excluding our Sunrise-related commitment described in Note 21. These contingent purchase obligations relate to unfunded capital improvement obligations and contingent obligations on acquisitions. Rents due from the tenant are increased to reflect the additional investment in the property.

We evaluate our leases for operating versus capital lease treatment in accordance with ASC Topic 840 "Leases." A lease is classified as a capital lease if it provides for transfer of ownership of the leased asset at the end of the lease term, contains a bargain purchase option, has a lease term greater than 75% of the economic life of the leased asset, or if the net present value of the future minimum lease payments are in excess of 90% of the fair value of the leased asset. Certain leases contain bargain purchase options and have been classified as capital leases. At December 31, 2012, we had operating lease obligations of $699,990,000 relating to certain ground leases and Company office space. We incurred rental expense relating to company office space of $1,534,000, $1,901,000 and $1,280,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Regarding the ground leases, we have sublease agreements with certain of our operators that require the operators to reimburse us for our monthly operating lease obligations. At December 31, 2012, aggregate future minimum rentals to be received under these noncancelable subleases totaled $47,632,000.

At December 31, 2012, future minimum lease payments due under operating and capital leases are as follows (in thousands):

	Operating Leases	Capital Leases[1]
2013	$ 11,046	$73,562
2014	11,267	1,219
2015	11,072	8,984
2016	11,168	559
2017	11,180	559
Thereafter	644,257	970
Totals	$699,990	$85,853

(1) Amounts above represent principal and interest obligations under capital lease arrangements. Related assets with a gross value of $186,343,000 and accumulated depreciation of $8,639,000 are recorded in real property.

13. Stockholders' Equity

The following is a summary of our stockholder's equity capital accounts as of the dates indicated:

	December 31, 2012	December 31, 2011
Preferred Stock, $1.00 par value:		
Authorized shares	50,000,000	50,000,000
Issued shares	26,224,854	25,724,854
Outstanding shares	26,224,854	25,724,854
Common Stock, $1.00 par value:		
Authorized shares	400,000,000	400,000,000
Issued shares	260,780,109	192,604,918
Outstanding shares	260,373,754	192,275,248

Preferred Stock. The following is a summary of our preferred stock activity during the periods presented (dollars in thousands, except per share amounts):

	Year Ended					
	December 31, 2012		December 31, 2011		December 31, 2010	
	Shares	Weighted Avg. Dividend Rate	Shares	Weighted Avg. Dividend Rate	Shares	Weighted Avg. Dividend Rate
Beginning balance	25,724,854	7.013%	11,349,854	7.663%	11,474,093	7.697%
Shares issued	11,500,000	6.500%	14,375,000	6.500%	349,854	6.000%
Shares redeemed	(11,000,000)	7.716%	—	0.000%	(5,513)	7.500%
Shares converted	—	0.000%	—	0.000%	(468,580)	7.262%
Ending balance	26,224,854	6.493%	25,724,854	7.013%	11,349,854	7.663%

During the three months ended December 31, 2010, we issued 349,854 shares of 6.00% Series H Cumulative Convertible and Redeemable Preferred Stock in connection with a business combination. These shares have a liquidation value of $25.00 per share. Dividends are payable quarterly in arrears. The preferred stock, which has no stated maturity, may be redeemed by us at a redemption price of $25.00 per share, plus accrued and unpaid dividends on such shares to the redemption date, on or after December 31, 2015.

During the three months ended March 31, 2011, we issued 14,375,000 of 6.50% Series I Cumulative Convertible Perpetual Preferred Stock. These shares have a liquidation value of $50.00 per share. Dividends are payable quarterly in arrears. The preferred stock is not redeemable by us. The preferred shares are convertible, at the holder's option, into 0.8460 shares of common stock (equal to an initial conversion price of approximately $59.10).

During the three months ended March 31, 2012, we issued 11,500,000 of 6.50% Series J Cumulative Redeemable Preferred Stock. Dividends are payable quarterly in arrears. The preferred stock, which has no stated maturity, may be redeemed by us at a redemption price of $25.00 per share, plus accrued and unpaid dividends on such shares to the redemption date, on or after March 7, 2017.

Common Stock. The following is a summary of our common stock issuances during the periods indicated (dollars in thousands, except per share amounts):

	Shares Issued	Average Price	Gross Proceeds	Net Proceeds
September 2010 public issuance	9,200,000	$45.75	$ 420,900	$ 403,921
December 2010 public issuance	11,500,000	43.75	503,125	482,448
2010 Dividend reinvestment plan issuances	1,957,364	43.95	86,034	86,034
2010 Equity shelf program issuances	431,082	44.94	19,371	19,013
2010 Option exercises	129,054	31.17	4,022	4,022
2010 Totals	23,217,500		$1,033,452	$ 995,438
March 2011 public issuance	28,750,000	$49.25	$1,415,938	$1,358,543
November 2011 public issuance	12,650,000	50.00	632,500	606,595
2011 Dividend reinvestment plan issuances	2,534,707	48.44	122,794	121,846
2011 Equity shelf program issuances	848,620	50.53	42,888	41,982
2011 Option exercises	232,081	37.17	8,628	8,628
2011 Totals	45,015,408		$2,222,748	$2,137,594
February 2012 public issuance	20,700,000	$53.50	$1,107,450	$1,062,256
August 2012 public issuance	13,800,000	58.75	810,750	778,011
September 2012 public issuance	29,900,000	56.00	1,674,400	1,606,665
2012 Dividend reinvestment plan issuances	2,136,140	56.37	120,411	120,411
2012 Option exercises	341,371	40.86	13,949	13,949
2012 Senior note conversions	1,039,721		—	—
2012 Totals	67,917,232		$3,726,960	$3,581,292

Dividends. The increase in dividends is primarily attributable to increases in our common and preferred shares outstanding as described above. Please refer to Notes 2 and 18 for information related to federal income tax of dividends. The following is a summary of our dividend payments (in thousands, except per share amounts):

	Year Ended					
	December 31, 2012		December 31, 2011		December 31, 2010	
	Per Share	Amount	Per Share	Amount	Per Share	Amount
Common Stock	$2.96000	$653,321	$2.83500	$483,746	$2.74000	$348,578
Series D Preferred Stock	0.50301	2,012	1.96875	7,875	1.96875	7,875
Series E Preferred Stock	—	—	—	—	1.12500	94
Series F Preferred Stock	0.48715	3,410	1.90625	13,344	1.90625	13,344
Series G Preferred Stock	—	—	—	—	1.40640	332
Series H Preferred Stock	2.85840	1,000	2.85840	1,000	—	—
Series I Preferred Stock	3.25000	46,719	1.33159	38,283	—	—
Series J Preferred Stock	1.39038	15,988	—	—	—	—
Totals		$722,450		$544,248		$370,223

Accumulated Other Comprehensive Income. The following is a summary of accumulated other comprehensive income/(loss) as of the dates indicated (in thousands):

	December 31, 2012	December 31, 2011
Unrecognized gains (losses) on cash flow hedges	$ (6,957)	$ (8,561)
Unrecognized gains (losses) on equity investments	(216)	(619)
Unrecognized gains (losses) on foreign currency translation	(881)	—
Unrecognized actuarial gains (losses)	(2,974)	(2,748)
Totals	$(11,028)	$(11,928)

Other Equity. Other equity consists of accumulated option compensation expense, which represents the amount of amortized compensation costs related to stock options awarded to employees and directors. Expense, which is recognized as the options vest based on the market value at the date of the award, totaled $2,875,000, $1,917,000 and $1,634,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

14. Stock Incentive Plans

Our Amended and Restated 2005 Long-Term Incentive Plan authorizes up to 6,200,000 shares of common stock to be issued at the discretion of the Compensation Committee of the Board of Directors. The 2005 Plan replaced the 1995 Stock Incentive Plan and the Stock Plan for Non-Employee Directors. The options granted to officers and key employees under the 1995 Plan vested through 2010 and expire ten years from the date of grant. Our non-employee directors, officers and key employees are eligible to participate in the 2005 Plan. The 2005 Plan allows for the issuance of, among other things, stock options, restricted stock, deferred stock units and dividend equivalent rights. Vesting periods for options, deferred stock units and restricted shares generally range from three years for non-employee directors to five years for officers and key employees. Options expire ten years from the date of grant.

Valuation Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

	Year Ended		
	December 31, 2012	December 31, 2011	December 31, 2010
Dividend yield	5.16%	5.74%	6.28%
Expected volatility	35.15%	34.80%	34.08%
Risk-free interest rate	1.48%	2.87%	3.23%
Expected life (in years)	7.0	7.0	7.0
Weighted-average fair value	$11.11	$ 9.60	$ 7.82

The dividend yield represented the dividend yield of our common stock on the dates of grant. Our computation of expected volatility was based on historical volatility. The risk-free interest rates used were the 7-year U.S. Treasury Notes yield on the date of grant. The expected life was based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations regarding future employee behavior.

Option Award Activity

The following table summarizes information about stock option activity for the periods presented:

	Year Ended					
	December 31, 2012		December 31, 2011		December 31, 2010	
Stock Options	Number of Shares (000's)	Weighted Average Exercise Price	Number of Shares (000's)	Weighted Average Exercise Price	Number of Shares (000's)	Weighted Average Exercise Price
Options at beginning of year	1,252	$42.12	1,207	$39.45	1,062	$37.71
Options granted	332	57.33	289	49.17	280	43.29
Options exercised	(341)	40.11	(232)	36.92	(129)	33.58
Options terminated	(81)	51.81	(12)	43.09	(6)	37.82
Options at end of period	1,162	$46.40	1,252	$42.12	1,207	$39.45
Options exercisable at end of period	313	$40.82	427	$39.45	440	$37.76
Weighted average fair value of options granted during the period		$11.11		$ 9.60		$ 7.82

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable		
Range of Per Share Exercise Prices	Number Outstanding (thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Number Exercisable (thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life
$30-$40	271	$36.80	6.3	132	$36.58	5.5
$40-$50	593	45.31	7.7	181	43.90	6.3
$50+	298	57.33	10.0	—	—	—
Totals	1,162	$46.40	6.9	313	$40.82	6.0
Aggregate intrinsic value	$17,095,000			$6,341,000		

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the quoted price of our common stock for the options that were in-the-money at December 31, 2012. During the years ended December 31, 2012, 2011 and 2010, the aggregate intrinsic value of options exercised under our stock incentive plans was $6,186,000, $3,390,000 and $1,798,000, respectively (determined as of the date of option exercise). Cash received from option exercises under our stock incentive plans was $13,949,000, $8,628,000 and $4,022,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, there was approximately $5,104,000 of total unrecognized compensation cost related to unvested stock options granted under our stock incentive plans. That cost is expected to be recognized over a weighted-average period of 4 years. As of December 31, 2012, there was approximately $24,796,000 of total unrecognized compensation cost related to unvested restricted stock granted under our stock incentive plans. That cost is expected to be recognized over a weighted-average period of 3 years.

The following table summarizes information about non-vested stock incentive awards as of December 31, 2012 and changes for the year ended December 31, 2012:

	Stock Options		Restricted Stock	
	Number of Shares (000's)	Weighted-Average Grant Date Fair Value	Number of Shares (000's)	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2011	825	$ 7.40	508	$44.91
Vested	(211)	6.96	(228)	47.38
Granted	332	11.11	404	57.31
Terminated	(97)	7.29	(83)	42.75
Non-vested at December 31, 2012	849	$ 8.97	601	$52.60

We use the Black-Scholes-Merton option pricing model to estimate the value of stock option grants and expect to continue to use this acceptable option valuation model. We recognize compensation cost for share-based grants on a straight-line basis through the date the awards become fully vested or to the retirement eligible date, if sooner. Compensation cost totaled $18,521,000, $10,786,000 and $11,823,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

15. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Year Ended December 31,		
	2012	2011	2010
Numerator for basic and diluted earnings per share — net income attributable to common stockholders	$221,884	$157,108	$106,882
Denominator for basic earnings per share: weighted-average shares	224,343	173,741	127,656
Effect of dilutive securities:			
Employee stock options	231	176	125
Non-vested restricted shares	312	246	420
Convertible senior unsecured notes	1,067	238	7
Dilutive potential common shares	1,610	660	552
Denominator for diluted earnings per share: adjusted-weighted average shares	225,953	174,401	128,208
Basic earnings per share	$ 0.99	$ 0.90	$ 0.84
Diluted earnings per share	$ 0.98	$ 0.90	$ 0.83

The diluted earnings per share calculations exclude the dilutive effect of 182,000, 0 and 280,000 stock options for the years ended December 31, 2012, 2011 and 2010, respectively, because the exercise prices were more than the average market price. The Series H Cumulative Convertible and Redeemable Preferred Stock issued in 2010 was excluded from the calculations for 2010 and 2011 as the effect of the conversions was anti-dilutive. The Series I Cumulative Convertible Perpetual Preferred Stock issued in 2011 was excluded from the calculations for 2011 and 2012 as the effect of the conversions was anti-dilutive.

16. Disclosure about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Mortgage Loans and Other Real Estate Loans Receivable — The fair value of mortgage loans and other real estate loans receivable is generally estimated by using level two and level three inputs such as discounting the estimated future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Cash and Cash Equivalents — The carrying amount approximates fair value.

Available-for-sale Equity Investments — Available-for-sale equity investments are recorded at their fair value based on level one publicly available trading prices.

Borrowings Under Unsecured Line of Credit Arrangements — The carrying amount of the unsecured line of credit arrangements approximates fair value because the borrowings are interest rate adjustable.

Senior Unsecured Notes — The fair value of the senior unsecured notes payable was estimated based on level one publicly available trading prices.

Secured Debt — The fair value of fixed rate secured debt is estimated using level two inputs by discounting the estimated future cash flows using the current rates at which similar loans would be made with similar credit ratings and for the same remaining maturities. The carrying amount of variable rate secured debt approximates fair value because the borrowings are interest rate adjustable.

Interest Rate Swap Agreements — Interest rate swap agreements are recorded as assets or liabilities on the balance sheet at fair market value. Fair market value is estimated using level two inputs by utilizing pricing models that consider forward yield curves and discount rates.

Foreign Currency Forward Contracts — Foreign currency forward contracts are recorded as assets or liabilities on the balance sheet at fair market value. Fair market value is determined using level two inputs by estimating the future value of the currency pair based on existing exchange rates, comprised of current spot and traded forward points, and calculating a present value of the net amount using a discount factor based on observable traded interest rates.

The carrying amounts and estimated fair values of our financial instruments are as follows (in thousands):

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Mortgage loans receivable	$ 87,955	$ 88,975	$ 63,934	$ 64,194
Other real estate loans receivable	807,710	820,195	228,573	231,308
Available-for-sale equity investments	1,384	1,384	980	980
Cash and cash equivalents	1,033,764	1,033,764	163,482	163,482
Financial Liabilities:				
Borrowings under unsecured lines of credit arrangements	$ —	$ —	$ 610,000	$ 610,000
Senior unsecured notes	6,114,151	6,793,424	4,434,107	4,709,736
Secured debt	2,336,196	2,515,145	2,112,649	2,297,278
Interest rate swap agreements	264	264	2,854	2,854
Foreign currency forward contracts	7,247	7,247	—	—

U.S. GAAP provides authoritative guidance for measuring and disclosing fair value measurements of assets and liabilities. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Please see Note 2 for additional information.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Items Measured at Fair Value on a Recurring Basis

The market approach is utilized to measure fair value for our financial assets and liabilities reported at fair value on a recurring basis. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

	Fair Value Measurements as of December 31, 2012			
	Total	Level 1	Level 2	Level 3
Available-for-sale equity investments(1)	$ 1,384	$1,384	$ —	$—
Interest rate swap agreements(2)	(264)	—	(264)	—
Foreign currency forward contract(2)	(7,247)	—	(7,247)	—
Totals	$(6,127)	$1,384	$(7,511)	$—

(1) Unrealized gains or losses on equity investments are recorded in accumulated other comprehensive income (loss) at each measurement date.

(2) Please see Note 11 for additional information.

Items Measured at Fair Value on a Nonrecurring Basis

In addition to items that are measured at fair value on a recurring basis, we also have assets and liabilities in our balance sheet that are measured at fair value on a nonrecurring basis. As these assets and liabilities are not measured at fair value on a recurring basis, they are not included in the tables above. Assets, liabilities and noncontrolling interests that are measured at fair value on a nonrecurring basis include those acquired/assumed in business combinations (see Note 3) and asset impairments (see Note 5 for impairments of real property and Note 6 for impairments of loans receivable). We have determined that the fair value measurements included in each of these assets and liabilities rely primarily on Company-specific inputs and our assumptions about the use of the assets and settlement of liabilities, as observable inputs are not available. As such, we have determined that each of these fair value measurements generally reside within Level 3 of the fair value hierarchy. We estimate the fair value of real estate and related intangibles using the income approach and unobservable data such as net operating income and estimated capitalization and discount rates. We also consider local and national industry market data including comparable sales, and commonly engage an external real estate appraiser to assist us in our estimation of fair value. We estimate the fair value of assets held for sale based on current sales price expectations or, in the absence of such price expectations, Level 3 inputs described above. We estimate the fair value of secured debt assumed in business combinations using current interest rates at which similar borrowings could be obtained on the transaction date.

17. Segment Reporting

We invest in seniors housing and health care real estate. We evaluate our business and make resource allocations on our five operating segments: seniors housing triple-net, seniors housing operating, medical office buildings, hospitals and life science. Our seniors housing triple-net properties include skilled nursing/post-acute facilities, assisted living facilities, independent living/continuing care retirement communities and combinations thereof. Under the seniors housing triple-net segment, we invest in seniors housing and health care real estate through acquisition and financing of primarily single tenant properties. Properties acquired are primarily leased under triple-net leases and we are not involved in the management of the property. Our seniors housing operating properties include seniors housing communities that are owned and/or operated through RIDEA structures (see Note 3).

Our medical facility properties include medical office buildings, hospitals and life science buildings which are aggregated into our medical facilities reportable segment. Our medical office buildings are typically leased to multiple tenants and generally require a certain level of property management. Our hospital investments are leased and we are not involved in the management of the property. Our life science investment represents an investment in an unconsolidated entity (see Note 7).

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The results of operations for all acquisitions described in Note 3 are included in our consolidated results of operations from the acquisition dates and are components of the appropriate segments. There are no intersegment sales or transfers.

We evaluate performance based upon net operating income from continuing operations ("NOI") of each segment. We define NOI as total revenues, including tenant reimbursements, less property level operating expenses, which exclude depreciation and amortization, general and administrative expenses, transaction costs, provision for loan losses and interest expense. We believe NOI provides investors relevant and useful information because it measures the operating performance of our properties at the property level on an unleveraged basis. We use NOI to make decisions about resource allocations and to assess the property level performance of our properties.

Non-segment revenue consists mainly of interest income on non-real estate investments and other income. Non-segment assets consist of corporate assets including cash, deferred loan expenses and corporate offices and equipment among others. Non-property specific revenues and expenses are not allocated to individual segments in determining NOI.

Summary information for the reportable segments (which excludes unconsolidated entities) during the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands):

	Seniors Housing Triple-net	Seniors Housing Operating	Medical Facilities	Non-segment / Corporate	Total
Year Ended December 31, 2012:					
Rental income	$ 692,807	$ —	$ 387,462	$ —	$ 1,080,269
Resident fees and services	—	697,494	—	—	697,494
Interest income	24,380	6,208	8,477	—	39,065
Other income	2,412	—	1,947	912	5,271
Total revenues	719,599	703,702	397,886	912	1,822,099
Property operating expenses	—	(471,678)	(98,439)	—	(570,117)
Net operating income from continuing operations	719,599	232,024	299,447	912	1,251,982
Reconciling items:					
Interest expense	(4,601)	(67,524)	(31,540)	(263,418)	(367,083)
(Loss) gain on derivatives, net	(96)	1,921	—	—	1,825
Depreciation and amortization	(203,987)	(165,798)	(146,103)	—	(515,888)
General and administrative	—	—	—	(97,341)	(97,341)
Transaction costs	(35,705)	(12,756)	(13,148)	—	(61,609)
(Loss) gain on extinguishment of debt, net	(2,405)	2,697	483	—	775
Provision for loan losses	(27,008)	—	—	—	(27,008)
Income (loss) from continuing operations before income taxes and income from unconsolidated entities	$ 445,797	$ (9,436)	$ 109,139	$ (359,847)	$ 185,653
Total assets	$8,447,698	$5,323,777	$4,706,159	$1,071,475	$19,549,109

	Seniors Housing Triple-net	Seniors Housing Operating	Medical Facilities	Non-segment / Corporate	Total
Year Ended December 31, 2011:					
Rental income	$ 546,951	$ —	$ 274,659	$ —	$ 821,610
Resident fees and services	—	456,085	—	—	456,085
Interest income	34,068	—	7,002	—	41,070
Other income	6,620	—	3,985	690	11,295
Total revenues	587,639	456,085	285,646	690	1,330,060
Property operating expenses	—	(314,142)	(63,597)	—	(377,739)
Net operating income from continuing operations	587,639	141,943	222,049	690	952,321
Reconciling items:					
Interest expense	(238)	(46,342)	(21,909)	(228,884)	(297,373)
Depreciation and amortization	(158,882)	(138,192)	(96,808)	—	(393,882)
General and administrative	—	—	—	(77,201)	(77,201)
Transaction costs	(27,993)	(36,328)	(5,903)	—	(70,224)
(Loss) gain on extinguishment of debt, net	—	979	—	—	979
Provision for loan losses	—	—	(2,010)	—	(2,010)
Income (loss) from continuing operations before income taxes and income from unconsolidated entities	$ 400,526	$ (77,940)	$ 95,419	$(305,395)	$ 112,610
Total assets	$7,823,953	$3,041,238	$3,795,940	$ 263,475	$14,924,606

	Seniors Housing Triple-net	Seniors Housing Operating	Medical Facilities	Non-segment / Corporate	Total
Year Ended December 31, 2010:					
Rental income	$283,505	$ —	$195,960	$ —	$ 479,465
Resident fees and services	—	51,006	—	—	51,006
Interest income	36,176	—	4,679	—	40,855
Other income	3,386	—	985	2,874	7,245
Total revenues	323,067	51,006	201,624	2,874	578,571
Property operating expenses	—	(32,621)	(45,166)	—	(77,787)
Net operating income from continuing operations	323,067	18,385	156,458	2,874	500,784
Reconciling items:					
Interest expense	4,524	(7,794)	(17,579)	(113,129)	(133,978)
Depreciation and amortization	(81,718)	(15,504)	(67,943)	—	(165,165)
General and administrative	—	—	—	(54,626)	(54,626)
Transaction costs	(20,612)	(20,936)	(5,112)	—	(46,660)
Loss (gain) on extinguishment of debt, net	(7,791)	—	(1,308)	(25,072)	(34,171)
Provision for loan losses	(29,684)	—	—	—	(29,684)
Income (loss) from continuing operations before income taxes and income from unconsolidated entities	$187,786	$(25,849)	$ 64,516	$(189,953)	$ 36,500

Our portfolio of properties and other investments are located in the United States, the United Kingdom and Canada. Revenues and assets are attributed to the country in which the property is physically located. For the year ended December 31, 2012, $25,321,000 (or 1.4% of our revenues) and $856,895,000 (or 4.4% of our assets) were located outside the United States. There were no revenues or assets located outside the United States for the years ended December 31, 2011 and 2010.

18. Income Taxes and Distributions

We elected to be taxed as a REIT commencing with our first taxable year. To qualify as a REIT for federal income tax purposes, at least 90% of taxable income (excluding 100% of net capital gains) must be distributed to stockholders. REITs that do not distribute a certain amount of current year taxable income in the current year are also subject to a 4% federal excise tax. The main differences between undistributed net income for federal income tax purposes and financial statement purposes are the recognition of straight-line rent for reporting purposes, basis differences in acquisitions, recording of impairments, differing useful lives and depreciation and amortization methods for real property and the provision for loan losses for reporting purposes versus bad debt expense for tax purposes.

Cash distributions paid to common stockholders, for federal income tax purposes, are as follows for the periods presented:

	Year Ended December 31,		
	2012	2011	2010
Per Share:			
Ordinary income	$1.5000	$1.1472	$0.7774
Return of capital	1.3376	1.4227	1.7408
Long-term capital gains	0.1176	0.1059	0.0190
Unrecaptured section 1250 gains	0.0048	0.1592	0.2028
Totals	$2.9600	$2.8350	$2.7400

Our consolidated provision for income taxes is as follows for the periods presented (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Current	$4,785	$ 389	$319
Deferred	2,827	999	45
Totals	$7,612	$1,388	$364

REITs generally are not subject to U.S. federal income taxes on that portion of REIT taxable income or capital gain that is distributed to stockholders. For the tax year ended December 31, 2012, as a result of acquisitions located in Canada and the United Kingdom, we were subject to foreign income taxes under the respective tax laws of these jurisdictions. The provision for income taxes for the year ended December 31, 2012 primarily relates to state taxes, foreign taxes, requirements of ASC 740-10, and taxes on TRS income.

For the tax year ended December 31, 2012, the Canadian and United Kingdom tax expense amount included in the consolidated provision for income taxes was $596,000. We did not hold an interest in any entity located in a foreign jurisdiction for the years ended December 31, 2011 and 2010.

A reconciliation of income tax expense, which is computed by applying the federal corporate tax rate for the years ended December 31, 2012, 2011 and 2010, to the income tax provision/(benefit) is as follows for the periods presented (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Tax at statutory rate on earnings from continuing operations before unconsolidated entities, noncontrolling interests and income taxes	$ 64,979	$ 54,750	$ 26,111
Increase in valuation allowance	9,234	(4,732)	317
Tax at statutory rate on earnings not subject to federal income taxes	(72,640)	(48,630)	(26,064)
Other differences	6,039	—	—
Totals	$ 7,612	$ 1,388	$ 364

Each TRS and foreign entity subject to income taxes is a tax paying component for purposes of classifying deferred tax assets and liabilities. The tax effects of taxable and deductible temporary differences, as well as tax attributes, are summarized as follows for the periods presented (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Property, primarily differences in depreciation and amortization, the tax basis of land assets and the treatment of interests and certain costs	$ (2,144)	$(1,577)	$ (29)
Operating loss and interest deduction carryforwards	8,552	1,488	7,080
Expense accruals and other	4,372	5,749	1,980
Valuation allowance	(12,199)	(2,965)	(7,697)
Totals	$ (1,419)	$ 2,695	$ 1,334

At December 31, 2012, we recorded a valuation allowance related to the deferred tax assets of our U.S. taxable REIT subsidiaries and Canadian entities. These tax attributes are carried forward in order to offset taxable income in future years. The valuation allowances have been established for these assets based upon our assessment of whether it is more likely than not that such assets may not be realized. During the year ended December 31, 2012, the valuation allowance increased primarily due to additional deferred tax assets recorded for Canadian net operating losses. At December 31, 2012, we had a net operating loss ("NOL") carryforward related to Canadian entities of $32,061,000. These Canadian losses have a 20-year carryforward period. The valuation allowance rollforward is summarized as follows for the periods presented (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Beginning balance	$ 2,965	$ 7,697	$7,380
Additions	9,234	—	317
Deductions	—	(4,732)	—
Ending balance	$12,199	$ 2,965	$7,697

As a result of certain acquisitions, we are subject to corporate level taxes for any related asset dispositions that may occur during the ten-year period immediately after such assets were owned by a C corporation ("built-in gains tax"). The amount of income potentially subject to this special corporate level tax is generally equal to the lesser of (a) the excess of the fair value of the asset over its adjusted tax basis as of the date it became a REIT asset, or (b) the actual amount of gain. Some but not all gains recognized during this period of time could be offset by available net operating losses and capital loss carryforwards. As of December 31, 2012, we have acquired an additional 40 assets with built-in gains as of the date of acquisition that could be subject to the built-in gains tax if disposed of prior to the expiration of the applicable ten-year period. We have not recorded a deferred tax liability as a result of the potential built-in gains tax based on our intentions with respect to such properties and available tax planning strategies.

Under the provisions of the REIT Investment Diversification and Empowerment Act of 2007 ("RIDEA"), for taxable years beginning after July 30, 2008, the REIT may lease "qualified health care properties" on an arm's-length basis to a TRS if the property is operated on behalf of such subsidiary by a person who qualifies as an "eligible independent contractor." Generally, the rent received from the TRS will meet the related party rent exception and will be treated as "rents from real property." A "qualified health care property" includes real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients. We have entered into various joint ventures that were structured under RIDEA. Resident level rents and related operating expenses for these facilities are reported in the consolidated financial statements and are subject to federal taxes as the operations of such facilities are included in a TRS. Certain net operating loss carryforwards could be utilized to offset taxable income in future years.

Generally, we are subject to audit under the statute of limitations by the Internal Revenue Service ("IRS") for the year ended December 31, 2008 and subsequent years and are subject to audit by state taxing authorities for the year ended December 31, 2007 and subsequent years. In the future, we will be subject to audit by the Canada Revenue Agency ("CRA") and provincial authorities generally for periods subsequent to our REIT acquisition in May 2012 related to entities acquired or formed in connection with the acquisition, and by HM Revenue & Customs for periods subsequent to our REIT acquisition in August 2012 related to entities acquired or formed in connection with the acquisition.

At December 31, 2012, we had a net operating loss ("NOL") carryforward related to the REIT of $96,253,000. Due to our uncertainty regarding the realization of certain deferred tax assets, we have not recorded a deferred tax asset related to NOLs generated by the REIT. These amounts can be used to offset future taxable income (and/or taxable income for prior years if an audit determines that tax is owed), if any. The REIT will be entitled to utilize NOLs and tax credit carryforwards only to the extent that REIT taxable income exceeds our deduction for dividends paid. The NOL carryforwards will expire through 2032.

We apply the rules under ASC 740-10 "Accounting for Uncertainty in Income Taxes" for uncertain tax positions using a "more likely than not" recognition threshold for tax positions. Pursuant to these rules, we will initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits of the tax position, that such a position will be sustained upon examination by the relevant tax authorities. If the tax benefit meets the "more likely than not" threshold, the measurement of the tax benefit will be based on our estimate of the ultimate tax benefit to be sustained if audited by the taxing authority. The following table summarizes the activity related to our unrecognized tax benefits for the periods presented (dollars in thousands):

	Year Ended December 31,	
	2012	2011
Gross unrecognized tax benefits at beginning of year	$6,098	$ —
Increases (decreases) in unrecognized tax benefits related to a prior year	(248)	—
Increases (decreases) in unrecognized tax benefits related to the current year	394	6,098
Lapse in statute of limitations for assessment	(146)	—
Gross unrecognized tax benefits at end of year	$6,098	$6,098

Of the total $6,098,000 of total liability for gross unrecognized tax benefits at December 31, 2012, $5,916,000 (exclusive of accrued interest and penalties) relates to the April 1, 2011 Genesis HealthCare Corporation transaction ("Genesis Acquisition") and is included in accrued expenses and other liabilities on the consolidated balance sheet. As a part of the Genesis Acquisition, we received a full indemnification from FC-GEN Operations Investment, LLC covering income taxes or other taxes as well as interest and penalties relating to tax positions taken by FC-GEN Operations Investment, LLC prior to the acquisition. Accordingly, an offsetting indemnification asset is recorded in receivables and other assets on the consolidated balance sheet. Such indemnification asset is reviewed for collectability periodically.

There is no amount of unrecognized tax benefits, currently accrued for, that would have a material impact on the effective tax rate to the extent that would be recognized. There were insignificant uncertain tax positions as of December 31, 2012 for which it is reasonably possible that the amount of unrecognized tax benefits would decrease during 2013. Interest and penalties totaled $299,000 and $815,000, respectively, for the year ended

December 31, 2012 and are included in income tax expense. Of these amounts, $221,000 and $638,000 of interest and penalties, respectively, relate to the Genesis Acquisition and are offset by the indemnification asset.

19. Retirement Arrangements

Under the retirement plan and trust (the "401(k) Plan"), eligible employees may make contributions, and we may make matching contributions and a profit sharing contribution. Our contributions to the 401(k) Plan totaled $2,140,000, $1,558,000 and $1,341,000 in 2012, 2011 and 2010, respectively.

We have a Supplemental Executive Retirement Plan ("SERP"), a non-qualified defined benefit pension plan, which provides one executive officer with supplemental deferred retirement benefits. The SERP provides an opportunity for the participant to receive retirement benefits that cannot be paid under our tax-qualified plans because of the restrictions imposed by ERISA and the Internal Revenue Code of 1986, as amended. Benefits are based on compensation and length of service and the SERP is unfunded. Benefit payments are expected to total $4,043,000 during the next five fiscal years and $2,479,000 thereafter. We use a December 31 measurement date for the SERP. The accrued liability on our balance sheet for the SERP was $6,665,000 at December 31, 2012 ($5,623,000 at December 31, 2011).

20. Quarterly Results of Operations (Unaudited)

The following is a summary of our unaudited quarterly results of operations for the years ended December 31, 2012 and 2011 (in thousands, except per share data). The sum of individual quarterly amounts may not agree to the annual amounts included in the consolidated statements of income due to rounding.

	Year Ended December 31, 2012			
	1st Quarter	**2nd Quarter**	**3rd Quarter[(2)]**	**4th Quarter**
Revenues — as reported	$435,359	$453,082	$474,139	$500,663
Discontinued operations	(17,230)	(13,194)	(10,720)	—
Revenues — as adjusted[(1)]	$418,129	$439,888	$463,419	$500,663
Net income (loss) attributable to common stockholders	$ 39,307	$ 54,735	$ 37,269	$ 90,576
Net income (loss) attributable to common stockholders per share:				
Basic	$ 0.20	$ 0.26	$ 0.17	$ 0.35
Diluted	0.19	0.25	0.16	0.35

	Year Ended December 31, 2011			
	1st Quarter	2nd Quarter	3rd Quarter[(3)]	4th Quarter[(4)]
Revenues — as reported	$255,477	$381,059	$384,786	$407,391
Discontinued operations	(26,859)	(24,361)	(24,607)	(22,826)
Revenues — as adjusted[(1)]	$228,618	$356,698	$360,179	$384,565
Net income attributable to common stockholders	$ 23,372	$ 69,847	$ 36,607	$ 27,282
Net income attributable to common stockholders per share:				
Basic	$ 0.15	$ 0.40	$ 0.21	$ 0.15
Diluted	0.15	0.39	0.21	0.15

(1) We have reclassified the income attributable to the properties sold prior to or held for sale at December 31, 2012 to discontinued operations. See Note 5.

(2) The decreases in net income and amounts per share are primarily attributable to gains on sales of real estate totaling $32,450,000 for the second quarter as compared to $12,827,000 for the third quarter.

(3) The decreases in net income and amounts per share are primarily attributable to gains on sales of real estate totaling $30,224,000 for the second quarter as compared to $185,000 for the third quarter.

(4) The decreases in net income and amounts per share are primarily attributable to impairment charges of $11,992,000.

21. Subsequent Events

Line of Credit Modification

On January 8, 2013, we closed a $2,750,000,000 unsecured line of credit arrangement consisting of a $2,250,000,000 revolver and a $500,000,000 term loan. The facility replaced our existing $2,000,000,000 unsecured line of credit arrangement described in Note 9. The revolver matures on March 31, 2017, but can be extended for an additional year at our option. The term loan matures on March 31, 2016, but can be extended up to two years at our option. The revolver bears interest at LIBOR plus 117.5 basis points and has an annual facility fee of 22.5 basis points. The term loan bears interest at LIBOR plus 135 basis points. We have an option to upsize the facility by up to an additional $1,000,000,000 through an accordion feature, allowing for aggregate commitments of up to $3,750,000,000. The facility also allows us to borrow up to $500,000,000 in alternate currencies.

Sunrise Merger

In August 2012, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sunrise Senior Living, Inc. ("Sunrise"), pursuant to which we agreed to acquire Sunrise in an all-cash merger (the "Merger") in which Sunrise stockholders would receive $14.50 in cash for each share of Sunrise common stock. Subsequent to December 31, 2012, we completed our acquisition of the Sunrise property portfolio. The total estimated purchase price of approximately $3,281,300,000 (which includes certain seniors housing operating investments that occurred during the year ended December 31, 2012 and are included in Notes 3 and 6) is comprised of approximately $3,084,400,000 cash consideration and $133,900,000 of assumed debt (excluding our pro rata share of debt at unconsolidated entities) and excludes fair value and other purchase price accounting adjustments. As of December 31, 2012, we were committed to fund an additional $2,021,400,000 in cash which was sourced from cash on-hand and our new unsecured line of credit arrangement described above.

In connection with the Merger Agreement, Sunrise agreed to sell its management business and certain additional assets and liabilities to Red Fox Management, LP (the "Management Business Buyer"). Immediately prior to our acquisition of the Sunrise property portfolio on January 9, 2013, the Management Business Buyer acquired the Sunrise management company for $130,000,000, with the Company investing $26,000,000 for a 20% ownership interest. The Management Business Buyer will provide management services to the communities under an incentive-based management contract.

Initial accounting for the entire acquisition is incomplete as of February 26, 2013 due to the complexity of the transaction. No measurement period adjustments were recognized for the year ending December 31, 2012 as the transaction closed after year-end. Pro forma financial information has not been provided herein due to a lack of sufficient information at the time of the filing.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in a report entitled Internal Control — Integrated Framework. Based on this assessment, using the criteria above, management concluded that the Company's system of internal control over financial reporting was effective as of December 31, 2012.

The independent registered public accounting firm of Ernst & Young LLP, as auditors of the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended) occurred during the fourth quarter of the one-year period covered by this report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Health Care REIT, Inc.

We have audited Health Care REIT, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Health Care REIT, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Health Care REIT, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Health Care REIT, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Toledo, Ohio
February 26, 2013

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item is incorporated herein by reference to the information under the headings "Election of Directors," "Executive Officers," "Board and Committees," "Communications with the Board" and "Security Ownership of Directors and Management and Certain Beneficial Owners — Section 16(a) Compliance" in our definitive proxy statement, which will be filed with the Securities and Exchange Commission (the "Commission") prior to April 30, 2013.

We have adopted a Code of Business Conduct & Ethics that applies to our directors, officers and employees. The code is posted on the Internet at www.hcreit.com. Any amendment to, or waivers from, the code that relate to any officer or director of the Company will be promptly disclosed on the Internet at www.hcreit.com.

In addition, the Board has adopted charters for the Audit, Compensation and Nominating/Corporate Governance Committees. These charters are posted on the Internet at www.hcreit.com.

Item 11. *Executive Compensation*

The information required by this Item is incorporated herein by reference to the information under the headings "Executive Compensation," "Compensation Committee Report" and "Director Compensation" in our definitive proxy statement, which will be filed with the Commission prior to April 30, 2013.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated herein by reference to the information under the headings "Security Ownership of Directors and Management and Certain Beneficial Owners" and "Equity Compensation Plan Information" in our definitive proxy statement, which will be filed with the Commission prior to April 30, 2013.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item is incorporated herein by reference to the information under the headings "Board and Committees — Independence and Meetings" and "Certain Relationships and Related Transactions" in our definitive proxy statement, which will be filed with the Commission prior to April 30, 2013.

Item 14. *Principal Accounting Fees and Services*

The information required by this Item is incorporated herein by reference to the information under the headings "Ratification of the Appointment of the Independent Registered Public Accounting Firm" and "Pre-Approval Policies and Procedures" in our definitive proxy statement, which will be filed with the Commission prior to April 30, 2013.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. *Our Consolidated Financial Statements are included in Part II, Item 8:*

2. *The following Financial Statement Schedules are included in Item 15(c):*

III — Real Estate and Accumulated Depreciation
IV — Mortgage Loans on Real Estate

3. *Exhibit Index:*

The information required by this item is set forth on the Exhibit Index that follows the Financial Statement Schedules to this Annual Report on Form 10-K.

(b) *Exhibits:*

The exhibits listed on the Exhibit Index are either filed with this Form 10-K or incorporated by reference in accordance with Rule 12b-32 of the Securities Exchange Act of 1934.

(c) *Financial Statement Schedules:*

Financial statement schedules are included beginning on page 123.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH CARE REIT, INC.

By: /s/ GEORGE L. CHAPMAN

Chairman, Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 26, 2013, by the following person on behalf of the Company and in the capacities indicated.

/s/ WILLIAM C. BALLARD, JR.**	/s/ JEFFREY R. OTTEN**
William C. Ballard, Jr., Director	Jeffrey R. Otten, Director
/s/ THOMAS J. DEROSA**	/s/ JUDITH C. PELHAM**
Thomas J. DeRosa, Director	Judith C. Pelham, Director
/s/ JEFFREY H. DONAHUE**	/s/ R. SCOTT TRUMBULL**
Jeffrey H. Donahue, Director	R. Scott Trumbull, Director
/s/ PETER J. GRUA**	/s/ GEORGE L. CHAPMAN
Peter J. Grua, Director	George L. Chapman, Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ FRED S. KLIPSCH**	/s/ SCOTT A. ESTES**
Fred S. Klipsch, Director	Scott A. Estes, Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ SHARON M. OSTER**	/s/ PAUL D. NUNGESTER, JR.**
Sharon M. Oster, Director	Paul D. Nungester, Jr., Senior Vice President and Controller (Principal Accounting Officer)
	**By: /s/ GEORGE L. CHAPMAN
	George L. Chapman, Attorney-in-Fact

Health Care REIT, Inc.

Schedule III
Real Estate and Accumulated Depreciation
December 31, 2012

(Dollars in thousands)

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Year Acquired	Year Built
		Land	Building & Improvements		Land	Building & Improvements	Accumulated Depreciation[1]		
Seniors housing triple-net:									
Aboite Twp, IN	$ —	$1,770	$19,930	$ 1,601	$1,770	$21,531	$1,222	2010	2008
Agawam, MA	—	880	16,112	2,134	880	18,246	5,213	2002	1993
Agawam, MA	—	1,230	13,618	289	1,230	13,906	709	2011	1975
Agawam, MA	—	930	15,304	229	930	15,533	762	2011	1970
Agawam, MA	—	920	10,661	36	920	10,697	556	2011	1985
Agawam, MA	—	920	10,562	45	920	10,607	551	2011	1967
Akron, OH	—	290	8,219	491	290	8,710	1,821	2005	1961
Akron, OH	—	630	7,535	229	630	7,764	1,414	2006	1915
Alliance, OH	—	270	7,723	107	270	7,830	1,539	2006	1982
Amelia Island, FL	—	3,290	24,310	20,122	3,288	44,434	6,432	2005	1998
Ames, IA	—	330	8,870	—	330	8,870	639	2010	1999
Anderson, SC	—	710	6,290	419	710	6,709	1,955	2003	1986
Andover, MA	—	1,310	12,647	27	1,310	12,674	679	2011	1985
Annapolis, MD	—	1,010	24,825	50	1,010	24,876	1,185	2011	1993
Ansted, WV	—	240	14,113	43	240	14,156	662	2011	1982
Asheboro, NC	—	290	5,032	165	290	5,197	1,340	2003	1998
Asheville, NC	—	204	3,489	—	204	3,489	1,375	1999	1999
Asheville, NC	—	280	1,955	351	280	2,306	669	2003	1992
Aspen Hill, MD	—	—	9,008	457	—	9,465	482	2011	1988
Aurora, OH	—	1,760	14,148	41	1,760	14,189	811	2011	2002
Aurora, CO	—	2,600	5,906	7,915	2,600	13,821	2,915	2006	1988
Aurora, CO	—	2,440	28,172	—	2,440	28,172	4,425	2006	2007
Austin, TX	9,934	730	18,970	—	730	18,970	2,931	2007	2006
Aventura, FL	—	4,540	33,986	—	4,540	33,986	305	2012	2001
Avon, IN	—	1,830	14,470	—	1,830	14,470	1,089	2010	2004
Avon Lake, OH	—	790	10,421	32	790	10,452	622	2011	2001
Ayer, MA	—	—	22,074	3	—	22,077	1,056	2011	1988
Baltic, OH	—	50	8,709	189	50	8,898	1,716	2006	1983
Baltimore, MD	—	1,350	14,884	321	1,350	15,204	754	2011	1905
Baltimore, MD	—	900	5,039	90	900	5,129	302	2011	1969
Bartlesville, OK	—	100	1,380	—	100	1,380	634	1996	1995
Baytown, TX	9,317	450	6,150	—	450	6,150	1,883	2002	2000
Baytown, TX	—	540	11,110	—	540	11,110	1,009	2009	2008
Beachwood, OH	—	1,260	23,478	—	1,260	23,478	7,182	2001	1990
Beattyville, KY	—	100	6,900	660	100	7,560	1,489	2005	1972
Bedford, NH	—	2,250	28,831	5	2,250	28,836	1,371	2011	1978
Bellevue, WI	—	1,740	18,260	571	1,740	18,831	3,207	2006	2004
Benbrook, TX	—	1,550	13,553	—	1,550	13,553	589	2011	1984
Bethel Park, PA	—	1,700	16,007	—	1,700	16,007	1,650	2007	2009
Bluefield, VA	—	900	12,463	32	900	12,495	611	2011	1990
Boca Raton, FL	—	1,440	31,048	—	1,440	31,048	275	2012	1989
Boonville, IN	—	190	5,510	—	190	5,510	1,654	2002	2000
Bradenton, FL	—	252	3,298	—	252	3,298	1,531	1996	1995
Bradenton, FL	3,031	480	9,953	—	480	9,953	132	2012	2000
Braintree, MA	—	170	7,157	1,290	170	8,447	7,669	1997	1968
Brandon, MS	—	1,220	10,241	—	1,220	10,241	608	2010	1999
Bremerton, WA	—	390	2,210	144	390	2,354	364	2006	1999
Bremerton, WA	—	830	10,420	150	830	10,570	649	2010	1984
Brick, NJ	—	1,290	25,247	102	1,290	25,349	904	2011	2000
Brick, NJ	—	1,170	17,372	223	1,179	17,586	910	2010	1998
Brick, NJ	—	690	17,125	51	690	17,176	880	2010	1999
Bridgewater, NJ	—	1,850	3,050	—	1,850	3,050	997	2004	1970
Bridgewater, NJ	—	1,730	48,201	260	1,739	48,452	2,479	2010	1999
Bridgewater, NJ	—	1,800	31,810	40	1,800	31,850	1,124	2011	2001
Broadview Heights, OH	—	920	12,400	2,393	920	14,793	3,945	2001	1984
Brookline, MA	—	2,760	9,217	2,540	2,760	11,757	554	2011	1984
Brooklyn Park, MD	—	1,290	16,329	29	1,290	16,358	808	2011	1973
Burleson, TX	—	670	13,985	—	670	13,985	630	2011	1988
Burlington, NC	—	280	4,297	707	280	5,004	1,270	2003	2000
Burlington, NC	—	460	5,467	—	460	5,467	1,428	2003	1997
Burlington, NJ	—	1,700	12,554	382	1,700	12,936	716	2011	1965
Burlington, NJ	—	1,170	19,205	167	1,170	19,372	820	2011	1994
Byrdstown, TN	—	—	2,414	269	—	2,683	1,414	2004	1982
Cambridge, MD	—	490	15,843	207	490	16,050	767	2011	1990
Canton, MA	—	820	8,201	263	820	8,464	3,125	2002	1993
Canton, OH	—	300	2,098	—	300	2,098	819	1998	1998
Cape Coral, FL	—	530	3,281	—	530	3,281	989	2002	2000
Cape Coral, FL	9,387	760	18,868	—	760	18,868	254	2012	2009
Carmel, IN	—	2,370	57,175	421	2,370	57,596	6,749	2006	2007

Description	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Building & Improvements	Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Building & Improvements	Accumulated Depreciation[1]	Year Acquired	Year Built
Cary, NC	—	1,500	4,350	986	1,500	5,336	1,926	1998	1996
Catonsville, MD	—	1,330	15,003	549	1,330	15,552	759	2011	1973
Cedar Grove, NJ	—	1,830	10,939	10	1,830	10,949	567	2011	1964
Cedar Grove, NJ	—	2,850	27,737	21	2,850	27,757	1,352	2011	1970
Centreville, MD[2]	—	600	14,602	—	600	14,602	726	2011	1978
Chapel Hill, NC	—	354	2,646	783	354	3,429	993	2002	1997
Charles Town, WV	—	230	22,834	29	230	22,863	1,057	2011	1997
Charleston, WV	—	440	17,575	47	440	17,622	823	2011	1998
Charleston, WV	—	410	5,430	13	410	5,444	287	2011	1979
Chelmsford, MA	—	1,040	10,951	1,499	1,040	12,450	2,734	2003	1997
Chicago, IL	—	1,800	19,256	—	1,800	19,256	313	2012	2005
Chicago, IL	—	2,900	17,016	—	2,900	17,016	280	2012	2007
Chickasha, OK	—	85	1,395	—	85	1,395	635	1996	1996
Cinnaminson, NJ	—	860	6,663	149	860	6,812	375	2011	1965
Claremore, OK	—	155	1,427	1	155	1,428	630	1996	1996
Clark Summit, PA	—	600	11,179	15	600	11,194	576	2011	1985
Clark Summit, PA	—	400	6,529	54	400	6,583	344	2011	1997
Clarksville, TN	—	330	2,292	—	330	2,292	887	1998	1998
Cleburne, TX	—	520	5,369	—	520	5,369	799	2006	2007
Cleveland, TN	—	350	5,000	122	350	5,122	1,684	2001	1987
Clinton, MD	—	2,330	20,876	—	2,330	20,876	345	2012	1988
Cloquet, MN	—	340	4,660	—	340	4,660	165	2011	2006
Colchester, CT	—	980	4,860	495	980	5,355	313	2011	1986
Colts Neck, NJ	—	780	14,733	347	920	14,940	795	2010	2002
Columbia, TN	—	341	2,295	—	341	2,295	899	1999	1999
Columbia, TN	—	590	3,787	—	590	3,787	1,303	2003	1974
Columbia, SC	—	2,120	4,860	5,709	2,120	10,569	2,527	2003	2000
Columbia Heights, MN	—	825	14,175	—	825	14,175	469	2011	2009
Columbus, IN	—	610	3,190	—	610	3,190	235	2010	1998
Columbus, IN	—	530	6,710	—	530	6,710	1,863	2002	2001
Columbus, OH	—	530	5,170	8,255	1,070	12,885	2,533	2005	1968
Columbus, OH	—	1,010	5,022	—	1,010	5,022	1,084	2006	1983
Columbus, OH	—	1,010	4,931	13,620	1,860	17,701	3,412	2006	1978
Concord, NC	—	550	3,921	55	550	3,976	1,151	2003	1997
Concord, NH	—	780	18,423	378	780	18,801	867	2011	1972
Concord, NH	—	1,760	43,179	545	1,760	43,724	2,021	2011	1994
Concord, NH	—	720	3,041	203	720	3,245	188	2011	1905
Conroe, TX	—	980	7,771	—	980	7,771	592	2009	2010
Conyers, GA	—	2,740	19,302	—	2,740	19,302	171	2012	1998
Corpus Christi, TX	—	400	1,916	—	400	1,916	604	2005	1985
Cortland, NY	—	700	18,041	—	700	18,041	117	2012	2001
Daniels, WV	—	200	17,320	49	200	17,370	808	2011	1986
Danville, VA	—	410	3,954	722	410	4,676	1,238	2003	1998
Daphne, AL	—	2,880	8,670	—	2,880	8,670	155	2012	2001
Dedham, MA	—	1,360	9,830	—	1,360	9,830	3,168	2002	1996
DeForest, WI	—	250	5,350	354	250	5,704	840	2007	2006
Defuniak Springs, FL	—	1,350	10,250	—	1,350	10,250	1,867	2006	1980
Denton, TX	—	1,760	8,305	—	1,760	8,305	272	2010	2011
Denver, CO	—	2,530	9,514	—	2,530	9,514	1,965	2005	1986
Denver, CO	—	3,650	14,906	1,605	3,650	16,511	2,565	2006	1987
Denver, CO	—	2,076	13,594	—	2,076	13,594	1,146	2007	2009
Dover, DE	—	400	7,717	38	400	7,755	396	2011	1997
Dover, DE	—	600	22,266	90	600	22,356	1,063	2011	1984
Drescher, PA	—	2,060	40,236	159	2,067	40,388	2,063	2010	2001
Dundalk, MD[2]	—	1,770	32,047	—	1,770	32,047	1,532	2011	1978
Durham, NC	—	1,476	10,659	2,196	1,476	12,855	8,207	1997	1999
East Brunswick, NJ	—	1,380	34,229	87	1,380	34,315	1,198	2011	1998
East Norriston, PA	—	1,200	28,129	285	1,210	28,404	1,474	2010	1988
Easton, MD	—	900	24,539	—	900	24,539	1,205	2011	1962
Easton, PA	—	285	6,315	—	285	6,315	3,579	1993	1959
Eatontown, NJ	—	1,190	23,358	67	1,190	23,426	1,138	2011	1996
Eden, NC	—	390	4,877	—	390	4,877	1,294	2003	1998
Edmond, OK	—	410	8,388	—	410	8,388	210	2012	2001
Elizabeth City, NC	—	200	2,760	2,011	200	4,771	1,592	1998	1999
Elizabethton, TN	—	310	4,604	336	310	4,940	1,658	2001	1980
Englewood, NJ	—	930	4,514	17	930	4,531	242	2011	1966
Englishtown, NJ	—	690	12,520	401	722	12,890	683	2010	1997
Erin, TN	—	440	8,060	134	440	8,194	2,581	2001	1981
Everett, WA	—	1,400	5,476	—	1,400	5,476	2,037	1999	1999
Fair Lawn, NJ	—	2,420	24,504	159	2,420	24,663	1,190	2011	1962
Fairfield, CA	—	1,460	14,040	1,548	1,460	15,588	4,337	2002	1998
Fairhope, AL	—	570	9,119	—	570	9,119	162	2012	1987
Fall River, MA	—	620	5,829	4,856	620	10,685	3,953	1996	1973
Fall River, MA	—	920	34,715	208	920	34,923	1,655	2011	1993
Fanwood, NJ	—	2,850	55,175	121	2,850	55,296	1,904	2011	1982
Fayetteville, GA	—	560	12,665	—	560	12,665	110	2012	1994
Fayetteville, NY	—	410	3,962	500	410	4,462	1,316	2001	1997
Findlay, OH	—	200	1,800	—	200	1,800	762	1997	1997
Fishers, IN	—	1,500	14,500	—	1,500	14,500	1,090	2010	2000
Florence, NJ	—	300	2,978	—	300	2,978	893	2002	1999
Flourtown, PA	—	1,800	14,830	108	1,800	14,938	737	2011	1908

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Year Acquired	Year Built
		Land	Building & Improvements		Land	Building & Improvements	Accumulated Depreciation[(1)]		
Flower Mound, TX	—	1,800	8,414	—	1,800	8,414	—	2011	—
Follansbee, WV	—	640	27,670	44	640	27,714	1,305	2011	1982
Forest City, NC	—	320	4,497	—	320	4,497	1,205	2003	1999
Fort Ashby, WV	—	330	19,566	123	330	19,689	906	2011	1980
Franconia, NH	—	360	11,320	69	360	11,390	549	2011	1971
Franklin, NH	—	430	15,210	46	430	15,255	729	2011	1990
Fredericksburg, VA	—	1,000	20,000	1,200	1,000	21,200	4,133	2005	1999
Fredericksburg, VA	—	590	28,611	35	590	28,646	1,339	2011	1977
Fredericksburg, VA	—	3,700	22,016	—	3,700	22,016	143	2012	1992
Gardner, MA	—	480	10,210	27	480	10,237	517	2011	1902
Gastonia, NC	—	470	6,129	—	470	6,129	1,591	2003	1998
Gastonia, NC	—	310	3,096	22	310	3,118	866	2003	1994
Gastonia, NC	—	400	5,029	120	400	5,149	1,346	2003	1996
Georgetown, TX	—	200	2,100	—	200	2,100	876	1997	1997
Gettysburg, PA	—	590	8,913	26	590	8,938	475	2011	1987
Glastonbury, CT	—	1,950	9,532	595	2,360	9,717	513	2011	1966
Glen Mills, PA	—	690	9,110	165	690	9,275	467	2011	1993
Glenside, PA	—	1,940	16,867	24	1,940	16,891	832	2011	1905
Goshen, IN	—	210	6,120	—	210	6,120	1,255	2005	2006
Graceville, FL	—	150	13,000	—	150	13,000	2,302	2006	1980
Grafton, WV	—	280	18,824	37	280	18,861	875	2011	1986
Granbury, TX	—	2,040	30,670	—	2,040	30,670	1,365	2011	2009
Granbury, TX	—	2,550	2,940	—	2,550	2,940	26	2012	1996
Grand Blanc, MI	—	700	7,843	—	700	7,843	—	2011	—
Grand Ledge, MI	8,178	1,150	16,286	—	1,150	16,286	908	2010	1999
Granger, IN	—	1,670	21,280	1,751	1,670	23,031	1,313	2010	2009
Greendale, WI	—	2,060	35,383	—	2,060	35,383	707	2012	1988
Greeneville, TN	—	400	8,290	507	400	8,797	2,122	2004	1979
Greenfield, WI	—	600	6,626	328	600	6,954	994	2006	2006
Greensboro, NC	—	330	2,970	554	330	3,524	956	2003	1996
Greensboro, NC	—	560	5,507	1,013	560	6,520	1,755	2003	1997
Greenville, SC	—	310	4,750	—	310	4,750	1,153	2004	1997
Greenville, SC	—	5,400	100,523	1,997	5,400	102,520	8,077	2006	2009
Greenville, NC	—	290	4,393	168	290	4,561	1,177	2003	1998
Greenwood, IN	—	1,550	22,770	81	1,550	22,851	1,344	2010	2007
Groton, CT	—	2,430	19,941	739	2,430	20,680	1,053	2011	1975
Haddonfield, NJ	—	520	2,320	160	520	2,480	1,668	2011	1953
Hamburg, PA	—	840	10,543	142	840	10,685	584	2011	1966
Hamilton, NJ	—	440	4,469	—	440	4,469	1,330	2001	1998
Hanover, IN	—	210	4,430	—	210	4,430	1,108	2004	2000
Harleysville, PA	—	960	11,355	—	960	11,355	1,089	2008	2009
Harriman, TN	—	590	8,060	158	590	8,218	2,757	2001	1972
Hatboro, PA	—	—	28,112	890	—	29,002	1,329	2011	1996
Hattiesburg, MS	—	450	15,518	35	450	15,553	818	2010	2009
Haverford, PA	—	1,880	33,993	387	1,882	34,378	1,750	2010	2000
Hemet, CA	—	870	3,405	—	870	3,405	499	2007	1996
Hermitage, TN	—	1,500	9,856	8	1,500	9,863	409	2011	2006
Hickory, NC	—	290	987	232	290	1,219	443	2003	1994
High Point, NC	—	560	4,443	793	560	5,236	1,393	2003	2000
High Point, NC	—	370	2,185	410	370	2,595	739	2003	1999
High Point, NC	—	330	3,395	28	330	3,423	918	2003	1994
High Point, NC	—	430	4,143	—	430	4,143	1,101	2003	1998
Highland Park, IL	—	2,820	15,832	—	2,820	15,832	35	2011	2012
Highlands Ranch, CO	—	940	3,721	—	940	3,721	1,132	2002	1999
Hilltop, WV	—	480	25,355	15	480	25,370	1,198	2011	1977
Hollywood, FL	—	1,240	13,806	—	1,240	13,806	124	2012	2001
Homestead, FL	—	2,750	11,750	—	2,750	11,750	2,129	2006	1994
Houston, TX	9,931	860	18,715	—	860	18,715	2,642	2007	2006
Houston, TX	—	5,090	9,471	—	5,090	9,471	1,014	2007	2009
Houston, TX	10,288	630	5,970	750	630	6,720	1,989	2002	1995
Howell, NJ	10,299	1,050	21,703	150	1,064	21,839	1,140	2010	2007
Huntington, WV	—	800	32,261	126	800	32,387	1,530	2011	1976
Huron, OH	—	160	6,088	1,452	160	7,540	1,389	2005	1983
Hurricane, WV	—	620	21,454	805	620	22,258	1,041	2011	1986
Hutchinson, KS	—	600	10,590	194	600	10,784	2,317	2004	1997
Indianapolis, IN	—	495	6,287	22,565	495	28,852	5,663	2006	1981
Indianapolis, IN	—	255	2,473	12,123	255	14,596	2,697	2006	1981
Jackson, NJ	—	6,500	26,405	—	6,500	26,405	171	2012	2001
Jacksonville Beach, FL	—	1,210	26,207	—	1,210	26,207	226	2012	1999
Jamestown, TN	—	—	6,707	45	—	6,752	3,912	2004	1966
Jefferson, OH	—	80	9,120	—	80	9,120	1,858	2006	1984
Jupiter, FL	—	3,100	47,453	—	3,100	47,453	303	2012	2002
Kalida, OH	—	480	8,173	—	480	8,173	1,285	2006	2007
Keene, NH	—	530	9,639	284	530	9,923	385	2011	1980
Kenner, LA	—	1,100	10,036	328	1,100	10,364	6,550	1998	2000
Kennesaw, GA	—	940	10,848	—	940	10,848	99	2012	1998
Kennett Square, PA	—	1,050	22,946	49	1,060	22,985	1,186	2010	2008
Kenosha, WI	—	1,500	9,139	—	1,500	9,139	971	2007	2009
Kent, WA	—	940	20,318	10,470	940	30,788	3,651	2007	2000
Kirkland, WA	—	1,880	4,315	683	1,880	4,998	1,143	2003	1996
Laconia, NH	—	810	14,434	483	810	14,916	711	2011	1968

		Initial Cost to Company			Gross Amount at Which Carried at Close of Period				
Description	Encumbrances	Land	Building & Improvements	Cost Capitalized Subsequent to Acquisition	Land	Building & Improvements	Accumulated Depreciation[1]	Year Acquired	Year Built
Lake Barrington, IL	—	3,400	66,179	—	3,400	66,179	421	2012	2000
Lake Zurich, IL	—	1,470	9,830	—	1,470	9,830	459	2011	2007
Lakewood Ranch, FL	—	650	6,714	—	650	6,714	117	2011	2012
Lakewood Ranch, FL	7,569	1,000	22,388	—	1,000	22,388	295	2012	2005
Lancaster, PA	—	890	7,623	80	890	7,702	419	2011	1928
Lancaster, NH	—	430	15,804	161	430	15,964	757	2011	1981
Lancaster, NH	—	160	434	28	160	462	42	2011	1905
Langhorne, PA	—	1,350	24,881	117	1,350	24,998	1,221	2011	1979
Lapeer, MI	—	220	7,625	—	220	7,625	82	2011	2012
LaPlata, MD[2]	—	700	19,068	—	700	19,068	935	2011	1984
Lawrence, KS	3,797	250	8,716	—	250	8,716	114	2012	1996
Lebanon, NH	—	550	20,138	64	550	20,202	962	2011	1985
Lecanto, FL	—	200	6,900	—	200	6,900	1,607	2004	1986
Lee, MA	—	290	18,135	926	290	19,061	5,582	2002	1998
Leicester, England	—	6,897	30,240	—	6,897	30,240	—	2012	—
Lenoir, NC	—	190	3,748	641	190	4,389	1,161	2003	1998
Leominster, MA	—	530	6,201	25	530	6,226	348	2011	1966
Lewisburg, WV	—	260	3,699	70	260	3,769	210	2011	1995
Lexington, NC	—	200	3,900	1,015	200	4,915	1,389	2002	1997
Lexington, KY	—	1,850	11,977	—	1,850	11,977	—	2011	—
Libertyville, IL	—	6,500	40,024	—	6,500	40,024	1,848	2011	2001
Lincoln, NE	5,131	390	13,807	—	390	13,807	964	2010	2000
Linwood, NJ	—	800	21,984	429	800	22,413	1,178	2010	1997
Litchfield, CT	—	1,240	17,908	102	1,250	18,000	933	2010	1998
Little Neck, NY	—	3,350	38,461	426	3,355	38,882	2,008	2010	2000
Loganville, GA	—	1,430	22,912	—	1,430	22,912	215	2012	1997
Longview, TX	—	610	5,520	—	610	5,520	831	2006	2007
Longwood, FL	—	1,260	6,445	—	1,260	6,445	222	2011	2011
Louisville, KY	—	490	10,010	—	490	10,010	2,650	2005	1978
Louisville, KY	—	430	7,135	163	430	7,298	2,443	2002	1974
Louisville, KY	—	350	4,675	109	350	4,784	1,637	2002	1975
Lowell, MA	—	1,070	13,481	92	1,070	13,573	694	2011	1975
Lowell, MA	—	680	3,378	30	680	3,408	213	2011	1969
Lutherville, MD	—	1,100	19,786	1,579	1,100	21,365	969	2011	1988
Macungie, PA	—	960	29,033	17	960	29,049	1,364	2011	1994
Mahwah, NJ	—	785	—	—	785	—	—	2012	
Manahawkin, NJ	—	1,020	20,361	122	1,020	20,483	991	2011	1994
Manalapan, NJ	—	900	22,624	56	900	22,680	795	2011	2001
Manassas, VA	—	750	7,446	530	750	7,976	1,875	2003	1996
Mansfield, TX	—	660	5,251	—	660	5,251	800	2006	2007
Marianna, FL	—	340	8,910	—	340	8,910	1,573	2006	1997
Marietta, GA	—	1,270	10,519	—	1,270	10,519	94	2012	1997
Marlinton, WV	—	270	8,430	—	270	8,430	418	2011	1987
Marmet, WV	—	540	26,483	—	540	26,483	1,225	2011	1986
Martinsburg, WV	—	340	17,180	31	340	17,211	802	2011	1987
Martinsville, VA	—	349	—	—	349	—	—	2003	
Matawan, NJ	—	1,830	20,618	—	1,830	20,618	589	2011	1965
Matthews, NC	—	560	4,738	—	560	4,738	1,295	2003	1998
McConnelsville, OH	—	190	7,060	—	190	7,060	514	2010	1946
McHenry, IL	—	1,576	—	—	1,576	—	—	2006	
McHenry, IL	—	3,550	15,300	6,718	3,550	22,018	3,105	2006	2004
McKinney, TX	—	1,570	7,389	—	1,570	7,389	592	2009	2010
McMurray, PA	—	1,440	15,805	1,894	1,440	17,699	489	2010	2011
Melbourne, FL	—	7,070	48,257	12,990	7,070	61,247	4,901	2007	2009
Melbourne, FL	—	2,540	21,319	—	2,540	21,319	503	2010	2012
Melville, NY	—	4,280	73,283	722	4,282	74,003	3,762	2010	2001
Memphis, TN	—	940	5,963	—	940	5,963	1,733	2004	1951
Memphis, TN	—	390	9,660	1,600	390	11,260	652	2010	1981
Mendham, NJ	—	1,240	27,169	375	1,240	27,544	1,281	2011	1968
Menomonee Falls, WI	—	1,020	6,984	—	1,020	6,984	980	2006	2007
Mercerville, NJ	—	860	9,929	109	860	10,039	518	2011	1967
Meriden, CT	—	1,300	1,472	5	1,300	1,477	158	2011	1968
Merrillville, IN	—	643	7,084	3,526	643	10,610	6,112	1997	1999
Merrillville, IN	—	1,080	3,413	—	1,080	3,413	195	2010	2011
Middleburg Heights, OH	—	960	7,780	—	960	7,780	1,735	2004	1998
Middleton, WI	—	420	4,006	600	420	4,606	1,229	2001	1991
Middletown, RI	—	1,480	19,703	—	1,480	19,703	970	2011	1975
Midland, MI	—	200	11,025	39	200	11,064	598	2010	1994
Milford, DE	—	400	7,816	40	400	7,855	400	2011	1997
Milford, DE	—	680	19,216	56	680	19,273	940	2011	1905
Millersville, MD	—	680	1,020	25	680	1,045	411	2011	1962
Millville, NJ	—	840	29,944	85	840	30,030	1,433	2011	1986
Missoula, MT	—	550	7,490	377	550	7,867	1,503	2005	1998
Monmouth Junction, NJ	—	720	6,209	57	720	6,266	341	2011	1996
Monroe, NC	—	470	3,681	648	470	4,329	1,175	2003	2001
Monroe, NC	—	310	4,799	857	310	5,656	1,446	2003	2000
Monroe, NC	—	450	4,021	114	450	4,135	1,119	2003	1997
Monroe Twp, NJ	—	1,160	13,193	75	1,160	13,268	690	2011	1996
Monteagle, TN	—	310	3,318	—	310	3,318	1,061	2003	1980
Monterey, TN	—	—	4,195	410	—	4,605	2,454	2004	1977
Montville, NJ	—	3,500	31,002	135	3,500	31,137	1,112	2011	1988

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Year Acquired	Year Built
		Land	Building & Improvements		Land	Building & Improvements	Accumulated Depreciation[1]		
Moorestown, NJ	—	2,060	51,628	267	2,063	51,892	2,668	2010	2000
Morehead City, NC	—	200	3,104	1,648	200	4,752	1,593	1999	1999
Morgantown, KY	—	380	3,705	615	380	4,320	1,128	2003	1965
Morgantown, WV	—	190	15,633	—	190	15,633	414	2011	1997
Morton Grove, IL	—	1,900	19,374	—	1,900	19,374	568	2010	2011
Mount Airy, NC	—	270	6,430	290	270	6,720	1,199	2005	1998
Mountain City, TN	—	220	5,896	660	220	6,556	3,568	2001	1976
Mt. Vernon, WA	—	400	2,200	156	400	2,356	375	2006	2001
Myrtle Beach, SC	—	6,890	41,526	11,498	6,890	53,024	4,281	2007	2009
Nacogdoches, TX	—	390	5,754	—	390	5,754	857	2006	2007
Naperville, IL	—	3,470	29,547	—	3,470	29,547	1,390	2011	2001
Naples, FL	—	550	5,450	—	550	5,450	1,361	2004	1968
Nashville, TN	—	4,910	29,590	—	4,910	29,590	3,567	2008	2007
Naugatuck, CT	—	1,200	15,826	99	1,200	15,924	781	2011	1980
Needham, MA	—	1,610	13,715	366	1,610	14,081	4,576	2002	1994
Neenah, WI	—	630	15,120	—	630	15,120	1,032	2010	1991
New Braunfels, TX	—	1,200	19,800	—	1,200	19,800	933	2011	2009
New Haven, IN	—	176	3,524	—	176	3,524	1,046	2004	1981
Newark, DE	—	560	21,220	1,488	560	22,708	4,595	2004	1998
Newport, VT	—	290	3,867	—	290	3,867	211	2011	1967
Norman, OK	—	55	1,484	—	55	1,484	751	1995	1995
Norman, OK	11,524	1,480	33,330	—	1,480	33,330	431	2012	1985
Norristown, PA	—	1,200	19,488	1,135	1,200	20,623	948	2011	1995
North Andover, MA	—	950	21,817	54	950	21,870	1,047	2011	1977
North Andover, MA	—	1,070	17,341	1,293	1,070	18,634	879	2011	1990
North Augusta, SC	—	332	2,558	—	332	2,558	990	1999	1998
North Cape May, NJ	—	600	22,266	36	600	22,302	1,062	2011	1995
Oak Hill, WV	—	240	24,506	—	240	24,506	1,132	2011	1988
Oak Hill, WV	—	170	721	—	170	721	73	2011	1999
Ocala, FL	—	1,340	10,564	—	1,340	10,564	973	2008	2009
Ogden, UT	—	360	6,700	699	360	7,399	1,534	2004	1998
Oklahoma City, OK	—	590	7,513	—	590	7,513	932	2007	2008
Oklahoma City, OK	—	760	7,017	—	760	7,017	767	2007	2009
Omaha, NE	—	370	10,230	—	370	10,230	730	2010	1998
Omaha, NE	4,419	380	8,864	—	380	8,864	654	2010	1999
Oneonta, NY	—	80	5,020	—	80	5,020	679	2007	1996
Ormond Beach, FL	—	—	2,739	73	—	2,812	1,495	2002	1983
Orwigsburg, PA	—	650	20,632	134	650	20,766	999	2011	1992
Oshkosh, WI	—	900	3,800	3,687	900	7,487	1,272	2006	2005
Oshkosh, WI	—	400	23,237	—	400	23,237	2,424	2007	2008
Overland Park, KS	—	1,120	8,360	—	1,120	8,360	1,763	2005	1970
Overland Park, KS	—	3,730	27,076	340	3,730	27,416	2,317	2008	2009
Overland Park, KS	—	4,500	29,105	7,295	4,500	36,400	2,007	2010	1988
Owasso, OK	—	215	1,380	—	215	1,380	608	1996	1996
Owensboro, KY	—	240	6,760	37	240	6,797	1,528	1993	1966
Owensboro, KY	—	225	13,275	—	225	13,275	2,912	2005	1964
Owenton, KY	—	100	2,400	—	100	2,400	647	2005	1979
Oxford, MI	11,710	1,430	15,791	—	1,430	15,791	906	2010	2001
Palestine, TX	—	180	4,320	1,300	180	5,620	890	2006	2005
Palm Coast, FL	—	870	10,957	—	870	10,957	877	2008	2010
Panama City Beach, FL	—	900	7,717	9	900	7,726	322	2011	2005
Paris, TX	—	490	5,452	—	490	5,452	2,240	2005	2006
Parkersburg, WV	—	390	21,288	643	390	21,931	1,012	2011	1979
Parkville, MD	—	1,350	16,071	212	1,350	16,284	801	2011	1980
Parkville, MD	—	791	11,186	—	791	11,186	571	2011	1972
Parkville, MD	—	1,100	11,768	—	1,100	11,768	595	2011	1972
Pasadena, TX	9,955	720	24,080	—	720	24,080	3,664	2007	2005
Paso Robles, CA	—	1,770	8,630	693	1,770	9,323	2,656	2002	1998
Pawleys Island, SC	—	2,020	32,590	6,022	2,020	38,612	6,600	2005	1997
Pella, IA	—	870	6,716	—	870	6,716	59	2012	2002
Pennington, NJ	—	1,380	27,620	426	1,420	28,006	860	2011	2000
Pennsauken, NJ	—	900	10,780	179	900	10,959	602	2011	1985
Petoskey, MI	6,293	860	14,452	—	860	14,452	739	2011	1997
Philadelphia, PA	—	2,700	25,709	333	2,700	26,041	1,259	2011	1976
Philadelphia, PA	—	2,930	10,433	2,642	2,930	13,075	632	2011	1952
Philadelphia, PA	—	540	11,239	62	540	11,302	532	2011	1965
Philadelphia, PA	—	1,810	16,898	32	1,810	16,931	902	2011	1972
Phillipsburg, NJ	—	800	21,175	193	800	21,368	1,044	2011	1992
Phillipsburg, NJ	—	300	8,114	38	300	8,151	399	2011	1905
Pigeon Forge, TN	—	320	4,180	117	320	4,297	1,510	2001	1986
Pinehurst, NC	—	290	2,690	484	290	3,174	892	2003	1998
Piqua, OH	—	204	1,885	—	204	1,885	755	1997	1997
Pittsburgh, PA	—	1,750	8,572	115	1,750	8,687	1,899	2005	1998
Plainview, NY	—	3,990	11,969	94	3,990	12,064	480	2011	1963
Plattsmouth, NE	—	250	5,650	—	250	5,650	424	2010	1999
Plymouth, MI	—	1,490	19,990	114	1,490	20,104	1,093	2010	1972
Port St. Joe, FL	—	370	2,055	—	370	2,055	863	2004	1982
Port St. Lucie, FL	—	8,700	47,230	4,761	8,700	51,991	3,550	2008	2010
Post Falls, ID	—	2,700	14,217	2,181	2,700	16,398	1,845	2007	2008
Pottsville, PA	—	950	26,964	202	950	27,166	1,319	2011	1990
Princeton, NJ	—	1,730	30,888	817	1,772	31,663	977	2011	2001

Description	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Building & Improvements	Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Building & Improvements	Gross Amount at Which Carried at Close of Period: Accumulated Depreciation[1]	Year Acquired	Year Built
Quakertown, PA	—	1,040	25,389	72	1,040	25,461	1,213	2011	1977
Raleigh, NC	—	10,000	—	—	10,000	—	—	2008	
Raleigh, NC	26,506	3,530	59,589	—	3,530	59,589	395	2012	2002
Raleigh, NC	—	2,580	16,837	—	2,580	16,837	156	2012	1988
Reading, PA	—	980	19,906	102	980	20,008	967	2011	1994
Red Bank, NJ	—	1,050	21,275	97	1,050	21,372	748	2011	1997
Rehoboth Beach, DE	—	960	24,248	196	961	24,443	1,269	2010	1999
Reidsville, NC	—	170	3,830	857	170	4,687	1,341	2002	1998
Reno, NV	—	1,060	11,440	605	1,060	12,045	2,569	2004	1998
Ridgeland, MS	—	520	7,675	427	520	8,102	1,926	2003	1997
Ridgely, TN	—	300	5,700	97	300	5,797	1,872	2001	1990
Ridgewood, NJ	—	1,350	16,170	478	1,350	16,649	780	2011	1971
Rockledge, FL	—	360	4,117	—	360	4,117	1,677	2001	1970
Rockville, MD	—	—	16,398	—	—	16,398	279	2012	1986
Rockville, CT	—	1,500	4,835	76	1,500	4,911	320	2011	1960
Rockville Centre, NY	—	4,290	20,310	142	4,290	20,452	756	2011	2002
Rockwood, TN	—	500	7,116	741	500	7,857	2,521	2001	1979
Rocky Hill, CT	—	1,090	6,710	1,500	1,090	8,210	1,842	2003	1996
Rogersville, TN	—	350	3,278	—	350	3,278	1,052	2003	1980
Romeoville, IL	—	1,895	—	—	1,895	—	—	2006	
Rutland, VT	—	1,190	23,655	87	1,190	23,743	1,151	2011	1968
Saint Simons Island, GA	—	6,440	50,060	1,270	6,440	51,330	5,809	2008	2007
Salem, OR	—	449	5,171	—	449	5,172	1,977	1999	1998
Salisbury, NC	—	370	5,697	168	370	5,865	1,517	2003	1997
San Angelo, TX	—	260	8,800	425	260	9,225	1,927	2004	1997
San Antonio, TX	—	6,120	28,169	1,587	6,120	29,756	999	2010	2011
San Antonio, TX	10,754	560	7,315	—	560	7,315	2,258	2002	2000
San Antonio, TX	9,912	640	13,360	—	640	13,360	2,124	2007	2004
Sanatoga, PA	—	980	30,695	37	980	30,733	1,439	2011	1993
Sand Springs, OK	6,792	910	19,654	—	910	19,654	259	2012	2002
Sarasota, FL	—	475	3,175	—	475	3,175	1,474	1996	1995
Sarasota, FL	—	600	3,400	—	600	3,400	947	2004	1982
Sarasota, FL	—	1,120	12,489	—	1,120	12,489	114	2012	1999
Sarasota, FL	—	950	8,825	—	950	8,825	80	2012	1998
Sarasota, FL	—	880	9,854	—	880	9,854	94	2012	1990
Scituate, MA	—	1,740	10,640	—	1,740	10,640	2,077	2005	1976
Scott Depot, WV	—	350	6,876	58	350	6,934	351	2011	1995
Seaford, DE	—	720	14,029	53	720	14,082	718	2011	1977
Seaford, DE	—	830	7,995	—	830	7,995	112	2012	1992
Selbyville, DE	—	750	25,912	160	764	26,058	1,361	2010	2008
Seven Fields, PA	—	484	4,663	60	484	4,722	1,813	1999	1999
Severna Park, MD[2]	—	2,120	31,273	—	2,120	31,273	1,472	2011	1981
Shawnee, OK	—	80	1,400	—	80	1,400	640	1996	1995
Sheboygan, WI	—	80	5,320	3,774	80	9,094	1,143	2006	2006
Shelbyville, KY	—	630	3,870	—	630	3,870	859	2005	1965
Shelton, WA	—	530	17,049	—	530	17,049	237	2012	1989
Shepherdstown, WV	—	250	13,806	14	250	13,819	650	2011	1990
Sherman, TX	—	700	5,221	—	700	5,221	848	2005	2006
Shillington, PA	—	1,020	19,569	118	1,020	19,687	956	2011	1964
Shrewsbury, NJ	—	2,120	38,116	270	2,120	38,386	1,984	2010	2000
Silver Spring, MD	—	1,250	7,278	—	1,250	7,278	125	2012	1952
Silver Spring, MD	—	1,150	9,252	—	1,150	9,252	152	2012	1968
Silvis, IL	—	880	16,420	—	880	16,420	1,029	2010	2005
Sissonville, WV	—	600	23,948	54	600	24,003	1,136	2011	1981
Sisterville, WV	—	200	5,400	242	200	5,642	287	2011	1986
Smithfield, NC	—	290	5,680	—	290	5,680	1,487	2003	1998
Somerset, MA	—	1,010	29,577	95	1,010	29,671	1,394	2011	1998
South Boston, MA	—	385	2,002	5,218	385	7,220	2,823	1995	1961
South Pittsburg, TN	—	430	5,628	—	430	5,628	1,547	2004	1979
Southbury, CT	—	1,860	23,613	958	1,860	24,571	1,102	2011	2001
Sparks, NV	—	3,700	46,526	—	3,700	46,526	4,326	2007	2009
Spartanburg, SC	—	3,350	15,750	12,669	3,350	28,419	3,816	2005	1997
Spencer, WV	—	190	8,810	28	190	8,838	431	2011	1988
Spring City, TN	—	420	6,085	3,210	420	9,295	2,663	2001	1987
Spring House, PA	—	900	10,780	156	900	10,936	561	2011	1900
St. Charles, MD	—	580	15,555	82	580	15,636	765	2011	1996
St. Louis, MO	—	1,890	12,165	—	1,890	12,165	707	2010	1963
Statesville, NC	—	150	1,447	266	150	1,713	480	2003	1990
Statesville, NC	—	310	6,183	8	310	6,191	1,566	2003	1996
Statesville, NC	—	140	3,627	—	140	3,627	946	2003	1999
Stillwater, OK	—	80	1,400	—	80	1,400	643	1995	1995
Summit, NJ	—	3,080	14,152	—	3,080	14,152	660	2011	2001
Superior, WI	—	1,020	13,735	—	1,020	13,735	—	2009	—
Swanton, OH	—	330	6,370	—	330	6,370	1,504	2004	1950
Takoma Park, MD	—	1,300	10,136	—	1,300	10,136	172	2012	1962
Texarkana, TX	—	192	1,403	—	192	1,403	617	1996	1996
Thomasville, GA	—	530	13,899	409	530	14,308	569	2011	2006
Tomball, TX	—	1,050	13,300	—	1,050	13,300	655	2011	2001
Toms River, NJ	—	1,610	34,627	346	1,650	34,933	1,819	2010	2005
Topeka, KS	—	260	12,712	—	260	12,712	173	2012	2011
Towson, MD[2]	—	1,180	13,280	—	1,180	13,280	667	2011	1973

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Year Acquired	Year Built
		Land	Building & Improvements		Land	Building & Improvements	Accumulated Depreciation[1]		
Troy, OH	—	200	2,000	4,254	200	6,254	1,168	1997	1997
Troy, OH	—	470	16,730	—	470	16,730	3,803	2004	1971
Trumbull, CT	—	4,440	43,384	—	4,440	43,384	1,930	2011	2001
Tucson, AZ	—	930	13,399	—	930	13,399	2,692	2005	1985
Tulsa, OK	—	1,390	7,110	219	1,390	7,329	561	2010	1998
Tulsa, OK	—	1,320	10,087	—	1,320	10,087	49	2011	2012
Tyler, TX	—	650	5,268	—	650	5,268	796	2006	2007
Uhrichsville, OH	—	24	6,716	—	24	6,716	1,308	2006	1977
Uniontown, PA	—	310	6,817	84	310	6,901	343	2011	1964
Valley Falls, RI	—	1,080	7,433	10	1,080	7,443	378	2011	1975
Valparaiso, IN	—	112	2,558	—	112	2,558	835	2001	1998
Valparaiso, IN	—	108	2,962	—	108	2,962	946	2001	1999
Venice, FL	—	500	6,000	—	500	6,000	1,472	2004	1987
Venice, FL	—	1,150	10,674	—	1,150	10,674	906	2008	2009
Vero Beach, FL	—	263	3,187	—	263	3,187	1,007	2001	1999
Vero Beach, FL	—	297	3,263	—	297	3,263	1,041	2001	1996
Vero Beach, FL	—	2,930	40,070	14,729	2,930	54,799	6,268	2007	2003
Voorhees, NJ	—	1,800	37,299	559	1,800	37,858	1,809	2011	1965
Voorhees, NJ[2]	—	1,900	26,040	—	1,900	26,040	1,278	2011	1985
Waconia, MN	—	890	14,726	4,334	890	19,060	547	2011	2005
Wake Forest, NC	—	200	3,003	1,742	200	4,745	1,640	1998	1999
Walkersville, MD	—	1,650	15,103	—	1,650	15,103	250	2012	1997
Wall, NJ	—	1,650	25,350	355	1,690	25,665	792	2011	2003
Wallingford, CT	—	490	1,210	46	490	1,256	103	2011	1962
Wareham, MA	—	875	10,313	1,701	875	12,014	3,650	2002	1989
Warren, NJ	—	2,000	30,810	86	2,000	30,896	1,072	2011	1999
Warwick, RI	—	1,530	18,564	48	1,530	18,612	924	2011	1963
Watchung, NJ	—	1,920	24,880	346	1,960	25,186	778	2011	2000
Waukee, IA	—	1,870	31,878	—	1,870	31,878	277	2012	2007
Waukesha, WI	—	1,100	14,910	—	1,100	14,910	1,206	2008	2009
Waxahachie, TX	—	650	5,763	—	650	5,763	728	2007	2008
Weatherford, TX	—	660	5,261	—	660	5,261	801	2006	2007
Webster, TX	9,473	360	5,940	—	360	5,940	1,826	2002	2000
Webster, NY	—	800	8,968	—	800	8,968	60	2012	2001
Webster, NY	—	1,300	21,127	—	1,300	21,127	136	2012	2001
Webster Groves, MO	—	1,790	15,469	—	1,790	15,469	137	2011	2012
West Bend, WI	—	620	17,790	—	620	17,790	472	2010	2011
West Chester, PA	—	1,350	29,237	95	1,350	29,332	1,411	2011	1974
West Chester, PA	—	3,290	42,258	—	3,290	42,258	844	2012	2000
West Chester, PA	—	600	11,894	—	600	11,894	242	2012	2002
West Orange, NJ	—	2,280	10,687	168	2,280	10,855	580	2011	1963
West Worthington, OH	—	510	5,090	—	510	5,090	1,031	2006	1980
Westerville, OH	—	740	8,287	3,105	740	11,392	6,416	1998	2001
Westfield, NJ[2]	—	2,270	16,589	—	2,270	16,589	890	2011	1970
Westford, MA	—	920	13,829	203	920	14,032	695	2011	1993
Westlake, OH	—	1,330	17,926	—	1,330	17,926	5,570	2001	1985
Westmoreland, TN	—	330	1,822	2,635	330	4,457	1,492	2001	1994
White Lake, MI	10,713	2,920	20,179	55	2,920	20,234	1,126	2010	2000
Wichita, KS	—	1,400	11,000	—	1,400	11,000	2,178	2006	1997
Wichita, KS	—	1,760	19,007	—	1,760	19,007	414	2011	2012
Wichita, KS	13,828	630	19,747	—	630	19,747	257	2012	2009
Wilkes-Barre, PA	—	610	13,842	95	610	13,937	695	2011	1986
Wilkes-Barre, PA	—	570	2,301	44	570	2,345	183	2011	1992
Willard, OH	—	730	6,447	—	730	6,447	96	2011	2012
Williamsport, PA	—	300	4,946	280	300	5,226	263	2011	1991
Williamsport, PA	—	620	8,487	428	620	8,914	464	2011	1988
Williamstown, KY	—	70	6,430	—	70	6,430	1,424	2005	1987
Willow Grove, PA	—	1,300	14,736	109	1,300	14,845	771	2011	1905
Wilmington, DE	—	800	9,494	57	800	9,551	493	2011	1970
Wilmington, NC	—	210	2,991	—	210	2,991	1,137	1999	1999
Windsor, CT	—	2,250	8,539	1,700	2,250	10,239	502	2011	1969
Windsor, CT	—	1,800	600	944	1,800	1,544	100	2011	1974
Winston-Salem, NC	—	360	2,514	459	360	2,973	805	2003	1996
Winston-Salem, NC	—	5,700	13,550	12,239	5,700	25,789	4,108	2005	1997
Worcester, MA	—	3,500	54,099	—	3,500	54,099	4,345	2007	2009
Worcester, MA	—	2,300	9,060	—	2,300	9,060	1,087	2008	1993
Wyncote, PA	—	2,700	22,244	145	2,700	22,389	1,106	2011	1960
Wyncote, PA	—	1,610	21,256	182	1,610	21,438	1,009	2011	1962
Wyncote, PA	—	900	7,811	18	900	7,829	386	2011	1889
Zionsville, IN	—	1,610	22,400	1,691	1,610	24,091	1,378	2010	2009
Seniors housing triple-net total	$218,741	$623,120	$7,462,660	$341,850	$625,388	$7,802,238	$707,213		

Health Care REIT, Inc.

Schedule III
Real Estate and Accumulated Depreciation
December 31, 2012

(Dollars in thousands)

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Year Acquired	Year Built
		Land	Building & Improvements		Land	Building & Improvements	Accumulated Depreciation[1]		
Seniors housing operating:									
Agawam, MA	$ 6,805	$ 880	$ 10,044	$ 83	$ 880	$ 10,127	$1,119	2011	1996
Albertville, AL	2,066	170	6,203	158	170	6,361	672	2010	1999
Albuquerque, NM	5,657	1,270	20,837	564	1,272	21,399	2,569	2010	1984
Alhambra, CA	3,012	600	6,305	52	600	6,357	554	2011	1923
Altrincham, England	—	5,578	32,373	—	5,578	32,373	625	2012	2009
Apple Valley, CA	10,979	480	16,639	107	480	16,746	2,083	2010	1999
Arlington, TX	22,542	1,660	37,395	—	1,660	37,395	214	2012	2000
Atlanta, GA	7,791	2,058	14,914	759	2,059	15,672	9,456	1997	1999
Austin, TX	19,309	880	9,520	546	880	10,066	3,817	1999	1998
Avon, CT	20,033	1,550	30,571	159	1,550	30,731	4,460	2011	1998
Azusa, CA	—	570	3,141	6,049	570	9,190	1,549	1998	1953
Bagshot, England	—	6,537	38,668	—	6,537	38,668	784	2012	2009
Banstead, England	—	8,781	54,836	—	8,781	54,836	—	2012	2005
Bellingham, WA	8,860	1,500	19,861	110	1,500	19,971	2,350	2010	1996
Belmont, CA	—	3,000	23,526	246	3,000	23,771	2,651	2011	1971
Borehamwood, England	—	7,074	41,060	—	7,074	41,060	—	2012	2003
Brighton, MA	10,899	2,100	14,616	95	2,100	14,711	1,736	2011	1995
Brookfield, CT	20,414	2,250	30,180	172	2,250	30,352	3,650	2011	1999
Buffalo Grove, IL	—	2,850	49,129	—	2,850	49,129	261	2012	2003
Burbank, CA	—	4,940	43,466	—	4,940	43,466	263	2012	2002
Cardiff by the Sea, CA	41,836	5,880	64,711	66	5,880	64,777	4,842	2011	2009
Carol Stream, IL	—	1,730	55,048	—	1,730	55,048	276	2012	2001
Centerville, MA	—	1,300	27,357	189	1,300	27,546	2,403	2011	1998
Cincinnati, OH	—	2,060	109,388	2,602	2,060	111,990	7,006	2007	2010
Citrus Heights, CA	15,189	2,300	31,876	428	2,300	32,304	3,897	2010	1997
Concord, NH	14,055	720	21,164	138	720	21,302	1,732	2011	2001
Costa Mesa, CA	—	2,050	19,969	45	2,050	20,014	2,257	2011	1965
Dallas, TX	—	1,080	9,655	116	1,080	9,771	891	2011	1997
Danvers, MA	9,857	1,120	14,557	121	1,120	14,677	1,410	2011	2000
Davenport, IA	—	1,403	35,893	2,063	1,403	37,956	3,250	2006	2009
Denver, CO	—	2,910	35,838	—	2,910	35,838	196	2012	2007
Denver, CO	13,161	1,450	19,389	—	1,450	19,389	110	2012	1997
Dublin, OH	18,884	1,680	43,423	941	1,680	44,364	4,501	2010	1990
East Haven, CT	23,721	2,660	35,533	426	2,660	35,959	5,310	2011	2000
Encinitas, CA	—	1,460	7,721	353	1,460	8,074	2,882	2000	1988
Encino, CA	—	5,040	46,255	—	5,040	46,255	285	2012	2003
Escondido, CA	13,182	1,520	24,024	106	1,520	24,131	2,677	2011	1987
Florence, AL	7,267	353	13,049	165	350	13,217	1,512	2010	1999
Fort Worth, TX	—	2,080	27,888	—	2,080	27,888	180	2012	2001
Fremont, CA	19,780	3,400	25,300	1,649	3,400	26,949	5,010	2005	1987
Gardnerville, NV	12,783	1,143	10,831	694	1,144	11,524	7,408	1998	1999
Gig Harbor, WA	5,789	1,560	15,947	71	1,560	16,018	1,843	2010	1994
Gilroy, CA	—	760	13,880	23,935	1,520	37,055	5,004	2006	2007
Glenview, IL	—	2,090	69,288	—	2,090	69,288	362	2012	2001
Hamden, CT	15,963	1,460	24,093	203	1,460	24,296	3,001	2011	1999
Hemet, CA	13,550	1,890	28,606	449	1,890	29,055	4,961	2010	1989
Hemet, CA	—	430	9,630	716	430	10,346	871	2010	1988
Henderson, NV	—	880	29,809	6	880	29,816	1,722	2011	2009
Houston, TX	—	3,830	55,674	—	3,830	55,674	3,560	2012	1998
Houston, TX	8,149	960	27,598	143	960	27,742	2,609	2011	1995
Houston, TX	18,509	1,040	31,965	—	1,040	31,965	225	2012	1999
Irving, TX	—	1,030	6,823	638	1,030	7,461	919	2007	1999
Kanata, ON	—	2,278	41,881	—	2,278	41,881	1,369	2012	2005
Kansas City, MO	5,745	1,820	34,898	1,473	1,836	36,355	4,077	2010	1980
Kansas City, MO	7,030	1,930	39,997	509	1,943	40,493	5,402	2010	1986
Kennewick, WA	14,866	1,820	27,991	235	1,820	28,226	4,318	2010	1994
Kingwood, TX	3,258	480	9,777	79	480	9,856	914	2011	1999
Kirkland, WA	24,600	3,450	38,709	15	3,450	38,723	2,570	2011	2009
Lancaster, CA	10,240	700	15,295	106	700	15,401	2,075	2010	1999
Leawood, KS	16,383	2,490	32,493	—	2,490	32,493	198	2012	1999
Los Angeles, CA	—	—	11,430	494	—	11,924	962	2008	1971
Los Angeles, CA	67,816	—	114,438	153	—	114,591	8,162	2011	2009
Los Angeles, CA	—	3,540	19,007	—	3,540	19,007	132	2012	2001
Louisville, KY	—	2,420	20,816	—	2,420	20,816	138	2012	1999
Mansfield, MA	29,381	3,320	57,011	479	3,320	57,490	6,447	2011	1998
Manteca, CA	6,279	1,300	12,125	1,423	1,300	13,548	2,608	2005	1986
Marysville, WA	4,652	620	4,780	302	620	5,082	1,242	2003	1998
Memphis, TN	—	1,800	17,744	—	1,800	17,744	1,544	2012	1999
Meriden, CT	9,730	1,500	14,874	236	1,500	15,110	2,667	2011	2001

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Year Acquired	Year Built
		Land	Building & Improvements		Land	Building & Improvements	Accumulated Depreciation[1]		
Mesa, AZ	6,201	950	9,087	576	950	9,663	3,228	1999	2000
Middletown, CT	16,026	1,430	24,242	190	1,430	24,432	3,227	2011	1999
Middletown, RI	17,044	2,480	24,628	325	2,480	24,953	3,143	2011	1998
Milford, CT	11,956	3,210	17,364	253	3,210	17,617	2,361	2011	1999
Mill Creek, WA	29,622	10,150	60,274	419	10,150	60,693	9,422	2010	1998
Minnetonka, MN	14,935	2,080	24,360	—	2,080	24,360	144	2012	1999
Monroe, WA	13,791	2,560	34,460	243	2,560	34,703	4,098	2010	1994
Mystic, CT	11,956	1,400	18,274	213	1,400	18,487	1,928	2011	2001
Naples, FL	—	1,716	17,306	1,647	1,716	18,953	14,963	1997	1999
Nashville, TN	—	3,900	35,788	—	3,900	35,788	2,595	2012	1999
Newton, MA	29,000	2,250	43,614	116	2,250	43,730	4,354	2011	1996
Newton, MA	16,745	2,500	30,681	1,058	2,500	31,739	3,633	2011	1996
Newton, MA	—	3,360	25,099	195	3,360	25,294	3,272	2011	1994
Niantic, CT	—	1,320	25,986	241	1,320	26,227	2,319	2011	2001
North Andover, MA	23,530	1,960	34,976	209	1,960	35,185	3,882	2011	1995
North Chelmsford, MA	12,401	880	18,478	199	880	18,677	1,617	2011	1998
Oak Park, IL	—	1,250	40,383	—	1,250	40,383	212	2012	2004
Oceanside, CA	13,173	2,160	18,352	106	2,160	18,458	1,777	2011	2005
Olympia, WA	7,026	550	16,689	195	550	16,884	1,976	2010	1995
Overland Park, KS	3,648	1,540	16,269	—	1,540	16,269	103	2012	1998
Pembroke, ON	—	2,603	13,630	—	2,603	13,630	429	2012	1999
Plano, TX	4,286	840	8,538	154	840	8,691	989	2011	1996
Providence, RI	—	2,600	27,546	485	2,600	28,031	4,658	2011	1998
Purley, England	—	9,676	35,251	—	9,676	35,251	—	2012	2005
Puyallup, WA	11,586	1,150	20,776	241	1,150	21,017	2,616	2010	1985
Quincy, MA	8,585	1,350	12,584	162	1,350	12,746	1,480	2011	1998
Rancho Palos Verdes, CA	—	5,450	60,034	—	5,450	60,034	347	2012	2004
Redondo Beach, CA	7,873	—	9,557	1	—	9,558	1,531	2011	1957
Renton, WA	22,620	3,080	51,824	34	3,080	51,858	3,327	2011	2007
Rocky Hill, CT	10,811	810	16,351	147	810	16,498	1,638	2011	2000
Rohnert Park, CA	13,912	6,500	18,700	1,519	6,500	20,219	3,798	2005	1986
Romeoville, IL	—	854	12,646	58,559	6,114	65,945	5,084	2006	2010
Roswell, GA	8,000	1,107	9,627	498	1,107	10,125	6,606	1997	1999
Roswell, GA	—	2,080	6,486	—	2,080	6,486	50	2012	1997
Sacramento, CA	10,456	940	14,781	112	940	14,893	1,842	2010	1978
Salem, NH	21,686	980	32,721	159	980	32,880	2,942	2011	2000
Salt Lake City, UT	—	1,360	19,691	115	1,360	19,805	3,288	2011	1986
San Diego, CA	—	4,200	30,707	4	4,200	30,711	865	2011	2011
San Diego, CA	—	5,810	63,078	—	5,810	63,078	4,168	2012	2001
San Jose, CA	—	2,850	35,098	21	2,850	35,119	2,598	2011	2009
San Jose, CA	—	3,280	46,823	—	3,280	46,823	290	2012	2002
San Juan Capistrano, CA	—	1,390	6,942	136	1,390	7,078	2,276	2000	2001
San Ramon, CA	9,371	2,430	17,488	68	2,430	17,556	2,060	2010	1989
Sandy Springs, GA	—	2,214	8,360	—	2,214	8,360	987	2012	1997
Santa Maria, CA	—	6,050	50,658	217	6,050	50,875	3,681	2011	2001
Scottsdale, AZ	—	2,500	3,890	853	2,500	4,743	572	2008	1998
Seatlle, WA	48,543	6,790	85,369	261	6,790	85,631	5,152	2011	2009
Seattle, WA	7,758	5,190	9,350	374	5,190	9,724	2,134	2010	1962
Seattle, WA	7,575	3,420	15,555	64	3,420	15,619	2,161	2010	2000
Seattle, WA	9,263	2,630	10,257	41	2,630	10,298	1,515	2010	2003
Seattle, WA	28,965	10,670	37,291	143	10,670	37,434	6,455	2010	2005
Sevenoaks, England	—	8,131	51,963	—	8,131	51,963	1,104	2012	2009
Shelburne, VT	20,605	720	31,041	145	720	31,187	2,534	2011	1988
Sidcup, England	—	9,773	56,163	—	9,773	56,163	—	2012	2000
Solihull, England	—	6,667	55,336	—	6,667	55,336	893	2012	2009
Sonoma, CA	15,082	1,100	18,400	1,318	1,100	19,718	3,657	2005	1988
South Windsor, CT	—	3,000	29,295	395	3,000	29,690	4,022	2011	1999
Stanwood, WA	9,922	2,260	28,474	264	2,260	28,738	3,681	2010	1998
Stockton, CA	3,009	2,280	5,983	149	2,280	6,132	930	2010	1988
Sugar Land, TX	5,775	960	31,423	1,002	960	32,425	3,340	2011	1996
Sun City West, AZ	12,886	1,250	21,778	—	1,250	21,778	127	2012	1998
Sunnyvale, CA	—	5,420	41,682	—	5,420	41,682	262	2012	2002
Suwanee, GA	—	1,560	11,538	—	1,560	11,538	1,106	2012	2000
Tacoma, WA	19,180	2,400	35,053	59	2,400	35,111	2,251	2011	2008
The Woodlands, TX	2,619	480	12,379	93	480	12,472	1,170	2011	1999
Toledo, OH	16,352	2,040	47,129	428	2,040	47,557	6,818	2010	1985
Trumbull, CT	25,566	2,850	37,685	129	2,850	37,814	4,901	2011	1998
Tucson, AZ	4,852	830	6,179	—	830	6,179	36	2012	1997
Tulsa, OK	6,367	1,330	21,285	293	1,330	21,578	2,709	2010	1986
Tulsa, OK	8,321	1,500	20,861	255	1,500	21,116	2,959	2010	1984
Tustin, CA	7,014	840	15,299	22	840	15,321	1,289	2011	1965
Vacaville, CA	14,306	900	17,100	1,335	900	18,435	3,481	2005	1987
Vallejo, CA	14,322	4,000	18,000	1,786	4,000	19,786	3,674	2005	1989
Vallejo, CA	7,550	2,330	15,407	95	2,330	15,502	2,153	2010	1990
Vancouver, WA	12,011	1,820	19,042	107	1,820	19,149	2,425	2010	2006
Victoria, BC	8,168	3,716	18,977	—	3,716	18,977	650	2012	2002
Virginia Water, England	—	7,106	29,937	—	7,106	29,937	—	2012	2002
Warwick, RI	16,535	2,400	24,635	343	2,400	24,978	4,046	2011	1998
Waterbury, CT	25,629	2,460	39,547	368	2,460	39,915	6,036	2011	1998
Whittier, CA	11,605	4,470	22,151	277	4,470	22,428	4,200	2010	1988
Wilbraham, MA	11,574	660	17,639	146	660	17,784	1,769	2011	2000

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Year Acquired	Year Built
		Land	Building & Improvements		Land	Building & Improvements	Accumulated Depreciation[1]		
Winchester, England	—	7,887	37,873	—	7,887	37,873	744	2012	2010
Woodbridge, CT	9,349	1,370	14,219	166	1,370	14,385	2,775	2011	1998
Worcester, MA	14,500	1,140	21,664	235	1,140	21,899	2,145	2011	1999
Yarmouth, ME	18,061	450	27,711	200	450	27,911	2,477	2011	1999
Seniors housing operating total	$1,369,526	$388,015	$4,239,499	$131,030	$394,065	$4,364,478	$390,907		

Health Care REIT, Inc.

Schedule III
Real Estate and Accumulated Depreciation
December 31, 2012

(Dollars in thousands)

		Initial Cost to Company		Cost Capitalized	Gross Amount at Which Carried at Close of Period				
Description	Encumbrances	Land	Building & Improvements	Subsequent to Acquisition	Land	Building & Improvements	Accumulated Depreciation[1]	Year Acquired	Year Built
Medical facilities:									
Akron, OH	$ —	$ 821	$ 12,079	$ —	$ 821	$ 12,079	$ 77	2012	2010
Akron, OH	—	300	20,200	—	300	20,200	1,585	2009	2008
Allen, TX	12,080	726	14,520	—	726	14,520	1,275	2012	2006
Alpharetta, GA	—	233	18,205	763	773	18,428	1,037	2011	1993
Alpharetta, GA	—	498	32,729	2,654	1,769	34,111	3,088	2011	1999
Alpharetta, GA	—	417	14,406	27	476	14,375	1,208	2011	2003
Alpharetta, GA	—	1,700	162	—	1,862	—	—	2011	
Alpharetta, GA	—	628	16,063	1,114	555	17,250	1,157	2011	2007
Arcadia, CA	9,750	5,408	23,219	1,933	5,618	24,942	5,175	2006	1984
Atlanta, GA	—	4,931	18,720	2,937	5,301	21,287	5,415	2006	1991
Atlanta, GA	17,993	1,945	23,437	—	1,945	23,437	699	2012	1984
Atlanta, GA	26,745	—	42,468	—	—	42,468	1,799	2012	2006
Bartlett, TN	8,215	187	15,015	1,252	187	16,267	3,417	2007	2004
Bellaire, TX	—	4,551	46,105	—	4,551	46,105	7,883	2006	2005
Bellaire, TX	—	2,972	33,445	1,966	2,972	35,412	6,876	2006	2005
Bellevue, NE	—	—	15,833	868	—	16,701	1,525	2010	2010
Bellevue, NE	—	4,500	109,719	—	4,500	109,719	7,106	2008	2010
Bellingham, MA	—	9,270	—	—	9,270	—	—	2007	
Birmingham, AL	—	52	9,950	201	52	10,151	2,196	2006	1971
Birmingham, AL	—	124	12,238	141	124	12,379	2,593	2006	1985
Birmingham, AL	—	476	18,994	196	476	19,190	3,744	2006	1989
Boardman, OH	—	80	11,787	342	80	12,130	1,214	2010	2007
Boardman, OH	—	1,200	12,800	—	1,200	12,800	1,723	2008	2008
Boca Raton, FL	13,259	109	34,002	2,096	214	35,993	7,475	2006	1995
Boca Raton, FL	—	31	11,659	—	31	11,659	—	2012	1993
Boerne, TX	—	50	13,317	—	50	13,317	870	2011	2007
Bowling Green, KY	—	3,800	26,700	149	3,800	26,849	3,066	2008	1992
Boynton Beach, FL	4,420	2,048	7,692	375	2,048	8,067	2,140	2006	1995
Boynton Beach, FL	3,965	2,048	7,403	964	2,048	8,367	1,855	2006	1997
Boynton Beach, FL	5,921	214	5,611	7,218	117	12,927	2,524	2007	1996
Bridgeton, MO	—	—	30,221	278	—	30,499	762	2011	2011
Bridgeton, MO	11,359	450	21,221	21	450	21,242	2,190	2010	2006
Burleson, TX	—	10	11,619	220	10	11,838	871	2011	2007
Carmel, IN	—	2,280	18,820	132	2,280	18,952	1,810	2011	2005
Carmel, IN	—	2,152	18,591	2,837	2,026	21,554	2,171	2011	2007
Cedar Grove, WI	—	113	618	—	113	618	64	2010	1986
Claremore, OK	8,131	132	12,829	302	132	13,131	2,881	2007	2005
Clarkson Valley, MO	—	—	35,592	—	—	35,592	3,782	2009	2010
Columbia, MD	—	2,258	18,861	—	2,258	18,861	—	2012	2002
Columbus, OH	—	415	6,764	—	415	6,764	12	2012	1994
Coral Springs, FL	—	1,598	10,627	1,080	1,636	11,668	3,068	2006	1992
Dade City, FL	—	1,211	5,511	—	1,211	5,511	282	2011	1998
Dallas, TX	14,926	137	28,690	1,067	137	29,757	6,340	2006	1995
Dallas, TX	28,450	462	53,963	—	462	53,963	1,883	2012	2004
Dayton, OH	—	730	6,515	145	730	6,660	548	2011	1988
Deerfield Beach, FL	—	2,408	7,482	187	2,408	7,668	727	2011	2001
Delray Beach, FL	—	1,882	34,767	4,857	1,943	39,563	9,440	2006	1985
Denton, TX	11,994	—	19,407	628	—	20,035	3,560	2007	2005
Edina, MN	—	310	15,132	—	310	15,132	1,321	2010	2003
El Paso, TX	10,005	677	17,075	1,471	677	18,546	4,344	2006	1997
El Paso, TX	—	600	6,700	—	600	6,700	823	2008	2003
El Paso, TX	—	2,400	32,800	424	2,400	33,224	7,570	2008	2003
Everett, WA	—	4,842	26,010	—	4,842	26,010	1,828	2010	2011
Fayetteville, GA	3,202	959	7,540	721	986	8,234	1,873	2006	1999
Fort Wayne, IN	16,822	1,105	22,836	—	1,105	22,836	473	2012	2004
Fort Wayne, IN	—	170	8,232	—	170	8,232	1,204	2006	2006
Fort Worth, TX	—	450	13,615	—	450	13,615	748	2010	2011
Franklin, TN	—	2,338	12,138	1,468	2,338	13,606	2,740	2007	1988
Franklin, WI	5,383	6,872	7,550	—	6,872	7,550	820	2010	1984
Fresno, CA	—	2,500	35,800	118	2,500	35,918	4,109	2008	1991
Frisco, TX	8,881	—	18,635	246	—	18,881	3,859	2007	2004
Frisco, TX	—	—	15,309	1,566	—	16,875	3,692	2007	2004
Frisco, TX	—	130	16,445	—	130	16,445	319	2012	2010
Gallatin, TN	—	20	19,432	478	20	19,910	2,761	2010	1997
Germantown, TN	—	3,049	12,456	597	3,049	13,053	2,721	2006	2002
Glendale, CA	7,960	37	18,398	198	37	18,596	3,743	2007	2002
Grand Prairie, TX	—	981	6,086	—	981	6,086	277	2012	2009
Greeley, CO	—	877	6,706	125	877	6,831	1,700	2007	1997
Green Bay, WI	9,017	—	14,891	—	—	14,891	1,429	2010	2002

Description	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Building & Improvements	Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Building & Improvements	Accumulated Depreciation[1]	Year Acquired	Year Built
Green Bay, WI	—	—	20,098	—	—	20,098	1,892	2010	2002
Green Bay, WI	—	—	11,696	—	—	11,696	1,529	2010	2002
Greeneville, TN	—	970	10,032	8	970	10,040	957	2010	2005
Greenwood, IN	—	8,316	26,384	—	8,316	26,384	532	2012	2010
Harker Heights, TX	—	1,907	3,754	—	1,907	3,754	31	2011	2012
High Point, NC	—	2,595	29,013	—	2,595	29,013	260	2012	2010
Houston, TX	—	10,395	—	2	10,388	9	—	2011	
Houston, TX	—	5,837	32,986	—	5,837	32,986	1,284	2012	2005
Houston, TX	—	3,688	13,302	—	3,688	13,302	264	2012	2007
Houston, TX	—	12,815	44,717	—	12,815	44,717	827	2012	1998
Houston, TX	14,000	378	31,020	—	378	31,020	1,310	2012	1981
Houston, TX	—	91	11,136	—	91	11,136	612	2012	1986
Hudson, OH	—	2,473	13,622	—	2,473	13,622	—	2012	2006
Jupiter, FL	6,972	2,252	11,415	129	2,252	11,544	2,537	2006	2001
Jupiter, FL	4,336	2,825	5,858	43	2,825	5,901	1,492	2007	2004
Katy, TX	—	1,099	1,604	—	1,099	1,604	57	2012	1986
Kenosha, WI	9,934	—	18,058	—	—	18,058	1,696	2010	1993
Killeen, TX	—	760	22,667	—	760	22,667	1,973	2010	2010
Lafayette, LA	—	1,928	10,483	25	1,928	10,509	2,438	2006	1993
Lake St Louis, MO	—	240	11,937	1,947	240	13,884	1,352	2010	2008
Lakeway, TX	—	2,801	—	—	2,801	—	—	2007	
Lakewood, CA	—	146	14,885	1,146	146	16,031	3,110	2006	1993
Lakewood, WA	7,609	72	15,958	—	72	15,958	—	2012	2005
Las Vegas, NV	—	2,319	4,612	916	2,319	5,527	1,207	2006	1991
Las Vegas, NV	2,961	433	6,921	202	433	7,123	1,570	2007	1997
Las Vegas, NV	—	6,127	—	—	6,127	—	—	2007	
Las Vegas, NV	—	580	23,420	—	580	23,420	836	2011	2002
Las Vegas , NV	5,803	74	15,287	419	74	15,706	3,637	2006	2000
Lenexa, KS	11,905	540	16,013	2,347	540	18,360	1,459	2010	2008
Lincoln, NE	—	1,420	29,692	9	1,420	29,701	3,671	2010	2003
Los Alamitos, CA	8,085	39	18,635	412	39	19,047	3,858	2007	2003
Los Gatos, CA	—	488	22,386	1,289	488	23,675	5,499	2006	1993
Loxahatchee, FL	—	1,637	5,048	842	1,652	5,875	1,269	2006	1997
Loxahatchee, FL	—	1,340	6,509	57	1,345	6,561	1,511	2006	1993
Loxahatchee, FL	2,600	1,553	4,694	584	1,567	5,264	1,129	2006	1994
Marinette, WI	7,548	—	13,538	—	—	13,538	1,529	2010	2002
Marlton, NJ	—	—	38,300	410	—	38,710	4,400	2008	1994
Mechanicsburg, PA	—	1,350	16,650	—	1,350	16,650	608	2011	1971
Merced, CA	—	—	13,772	927	—	14,699	1,525	2009	2010
Meridian, ID	—	3,600	20,802	251	3,600	21,053	5,365	2006	2008
Merriam, KS	—	176	7,189	220	176	7,409	1,290	2011	1972
Merriam, KS	—	81	3,122	430	81	3,553	259	2011	1980
Merriam, KS	—	336	12,972	—	336	12,972	1,658	2011	1977
Merriam, KS	15,356	182	7,393	93	182	7,486	978	2011	1985
Merrillville, IN	—	—	22,134	210	—	22,344	2,979	2008	2006
Merrillville, IN	—	700	11,699	154	700	11,853	1,484	2007	2008
Mesa, AZ	—	1,558	9,561	378	1,558	9,939	2,503	2008	1989
Mesquite, TX	—	496	3,834	—	496	3,834	18	2012	2012
Middletown, NY	—	1,756	20,364	1,188	1,756	21,552	6,070	2006	1998
Milwaukee, WI	4,429	540	8,457	—	540	8,457	859	2010	1930
Milwaukee, WI	9,762	1,425	11,519	—	1,425	11,520	1,526	2010	1962
Milwaukee, WI	2,442	922	2,185	—	922	2,185	362	2010	1958
Milwaukee, WI	22,383	—	44,535	—	—	44,535	4,091	2010	1983
Monticello, MN	9,522	61	18,489	—	61	18,489	—	2012	2008
Moorestown, NJ	—	—	52,645	—	—	52,645	176	2011	2012
Morrow, GA	—	818	8,064	223	843	8,261	2,025	2007	1990
Mount Juliet, TN	4,456	1,566	11,697	1,038	1,566	12,735	2,741	2007	2005
Mount Vernon, IL	—	—	25,163	—	—	25,163	52	2011	2012
Murrieta, CA	—	—	46,520	484	—	47,004	4,058	2010	2011
Murrieta, CA	—	8,800	202,412	—	8,800	202,412	8,393	2008	2010
Muskego, WI	1,174	964	2,158	—	964	2,159	203	2010	1993
Nashville, TN	—	4,300	—	7,172	11,472	—	—	2010	
Nashville , TN	—	1,806	7,165	1,322	1,806	8,487	2,234	2006	1986
New Berlin, WI	4,527	3,739	8,290	—	3,739	8,290	845	2010	1993
Niagara Falls, NY	—	1,145	10,574	228	1,153	10,794	2,797	2007	1995
Niagara Falls, NY	—	388	7,870	47	396	7,909	1,517	2007	2004
Orange Village, OH	—	610	7,419	296	610	7,715	1,898	2007	1985
Oro Valley, AZ	10,011	89	18,339	564	89	18,902	3,770	2007	2004
Oshkosh, WI	—	—	18,339	—	—	18,339	1,709	2010	2000
Oshkosh, WI	9,338	—	15,881	—	—	15,881	1,464	2010	2000
Palm Springs, FL	2,666	739	4,066	72	739	4,137	1,047	2006	1993
Palm Springs, FL	—	1,182	7,765	196	1,182	7,961	1,951	2006	1997
Palm Springs , CA	—	365	12,396	1,366	365	13,762	2,988	2006	1998
Palmer, AK	19,237	217	29,705	745	217	30,450	5,671	2007	2006
Pearland, TX	—	781	5,517	132	781	5,648	1,322	2006	2000
Pearland, TX	1,005	948	4,556	115	948	4,671	1,084	2006	2002
Pewaukee, WI	—	4,700	20,669	—	4,700	20,669	3,825	2007	2007
Phoenix, AZ	27,902	1,149	48,018	10,952	1,149	58,971	11,468	2006	1998
Pineville, NC	—	961	6,974	2,107	1,077	8,965	1,928	2006	1988
Plano, TX	—	5,423	20,752	56	5,423	20,807	5,855	2008	2007
Plano, TX	54,620	793	82,722	—	793	82,722	3,573	2012	2005

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period			Year Acquired	Year Built
		Land	Building & Improvements		Land	Building & Improvements	Accumulated Depreciation[1]		
Plantation, FL	9,428	8,563	10,666	2,378	8,575	13,033	3,839	2006	1997
Plantation, FL	8,765	8,848	9,262	249	8,896	9,462	4,775	2006	1996
Plymouth, WI	1,370	1,250	1,870	—	1,250	1,870	214	2010	1991
Portland, ME	15,697	655	25,500	412	655	25,912	1,395	2011	2008
Raleigh, NC	—	1,486	11,200	1,762	1,486	12,962	1,064	2011	2007
Redmond, WA	—	5,015	26,697	—	5,015	26,697	2,049	2010	2011
Reno, NV	—	1,117	21,972	676	1,117	22,648	4,960	2006	1991
Richmond, VA	—	2,838	26,305	—	2,838	26,305	—	2012	2008
Rockwall, TX	—	132	17,056	—	132	17,056	735	2012	2008
Rogers, AR	—	1,062	28,680	—	1,062	28,680	1,504	2011	2008
Rolla, MO	—	1,931	47,640	—	1,931	47,639	1,984	2011	2009
Roswell, NM	1,806	183	5,851	—	183	5,851	301	2011	2004
Roswell, NM	5,078	883	15,984	—	883	15,984	680	2011	2006
Roswell, NM	—	762	17,171	—	762	17,171	583	2011	2009
Ruston, LA	—	710	9,790	—	710	9,790	388	2011	1988
Sacramento, CA	—	866	12,756	913	866	13,668	2,764	2006	1990
San Antonio, TX	—	2,050	16,251	2,307	2,050	18,559	5,471	2006	1999
San Antonio, TX	18,400	4,518	29,905	—	4,518	29,905	1,754	2012	1986
San Antonio, TX	—	—	17,303	—	—	17,303	3,735	2007	2007
San Bernardino, CA	—	3,700	14,300	687	3,700	14,987	1,617	2008	1993
San Diego, CA	—	—	22,003	1,845	—	23,848	2,491	2008	1992
Sarasota, FL	—	3,360	19,140	—	3,360	19,140	670	2011	2006
Sarasota, FL	—	62	46,348	—	62	46,348	81	2012	1990
Seattle, WA	—	4,410	35,787	2,055	4,410	37,843	3,140	2010	2010
Sewell, NJ	—	—	53,360	4,355	—	57,715	8,221	2007	2009
Shakopee, MN	6,932	420	11,360	8	420	11,368	1,112	2010	1996
Shakopee, MN	11,743	640	18,089	—	640	18,089	1,252	2010	2007
Sheboygan, WI	1,892	1,012	2,216	—	1,012	2,216	256	2010	1958
Somerville, NJ	—	3,400	22,244	2	3,400	22,246	2,457	2008	2007
Southlake, TX	11,680	592	17,905	—	592	17,905	752	2012	2004
Southlake, TX	18,518	698	30,524	—	698	30,524	998	2012	2004
St. Louis, MO	7,281	336	17,247	939	336	18,186	3,851	2007	2001
St. Paul, MN	26,105	2,681	39,507	—	2,681	39,507	2,594	2011	2007
Stafford, VA	—	—	11,260	313	—	11,573	1,323	2008	2009
Suffern, NY	—	622	35,220	1,985	622	37,204	1,558	2011	2007
Suffolk, VA	—	1,530	10,979	540	1,538	11,511	1,748	2010	2007
Sugar Land, TX	8,905	3,513	15,527	—	3,513	15,527	—	2012	2005
Summit, WI	—	2,899	87,666	—	2,899	87,666	11,954	2008	2009
Tallahassee, FL	—	—	14,719	2,730	—	17,449	1,295	2010	2011
Tampa, FL	—	1,210	19,572	—	1,210	19,572	700	2012	2006
Tampa, FL	—	2,208	6,464	—	2,208	6,464	321	2012	1985
Tampa, FL	—	4,319	12,234	—	4,319	12,234	536	2011	2003
Temple, TX	—	2,900	9,851	—	2,900	9,851	121	2011	2012
Tomball, TX	—	1,404	5,071	880	1,404	5,951	1,721	2006	1982
Tucson, AZ	—	1,302	4,925	662	1,302	5,587	1,377	2008	1995
Tulsa, OK	—	3,003	6,025	20	3,003	6,045	1,955	2006	1992
Van Nuys, CA	—	—	36,187	—	—	36,187	3,281	2009	1991
Virginia Beach, VA	—	827	18,289	237	895	18,458	1,647	2011	2007
Voorhees, NJ	—	6,404	24,251	1,313	6,422	25,546	4,899	2006	1997
Voorhees, NJ	—	—	96,006	—	—	96,006	2,689	2010	2012
Webster, TX	—	360	5,940	8,178	2,418	12,060	3,056	2006	1991
Wellington, FL	6,768	107	16,933	381	107	17,314	3,181	2006	2000
Wellington , FL	6,071	388	13,697	144	388	13,841	2,668	2007	2003
West Allis, WI	3,475	1,106	3,309	—	1,106	3,309	456	2010	1961
West Palm Beach, FL	6,602	628	14,740	121	628	14,861	3,332	2006	1993
West Palm Beach, FL	6,092	610	14,618	116	610	14,734	3,908	2006	1991
West Seneca, NY	12,051	917	22,435	1,759	1,628	23,482	4,871	2007	1990
Westerville, OH	—	2,122	5,403	—	2,122	5,403	14	2012	2001
Zephyrhills, FL	—	3,875	23,907	3,331	3,875	27,237	1,273	2011	1974
Medical facilities total:	$713,720	$333,112	$4,027,512	$127,413	$345,938	$4,142,095	$456,935		

Health Care REIT, Inc.

Schedule III
Real Estate and Accumulated Depreciation
December 31, 2012

(Dollars in thousands)

Description	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Buildings & Improvements	Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Buildings & Improvements	Accumulated Depreciation	Year Acquired	Year Built
Assets held for sale:									
Brighton, MA	$—	$ 240	$ 3,859	$—	$—	$ 2,449	$—	2005	1982
Durham, NC	—	5,350	9,320	—	—	2,539	—	2006	1980
Fairhaven, MA	—	770	6,230	—	—	5,552	—	2004	1999
Hamden, CT	—	1,470	4,530	—	—	4,370	—	2002	1998
Hopedale, MA	—	130	8,170	—	—	6,581	—	2005	1999
Lakeway, TX	—	5,484	24,886	—	—	23,716	—	2007	2011
Malabar, FL	—	5,000	12,000	—	—	16,425	—	2010	2008
Melbourne, FL	—	7,000	69,000	—	—	72,694	—	2010	2009
Melbourne, FL	—	1,400	24,400	—	—	24,631	—	2010	2003
Melbourne, FL	—	600	9,400	—	—	9,550	—	2010	1986
Melbourne, FL	—	367	458	—	—	793	—	2011	1979
Midwest City, OK	—	470	5,673	—	—	2,625	—	1998	1958
New Haven, CT	—	160	4,778	—	—	2,520	—	2006	1958
Newburyport, MA	—	960	8,290	—	—	6,784	—	2002	1999
Norwalk, CT	—	410	2,640	—	—	1,764	—	2004	1971
Oklahoma City, OK	—	510	10,694	—	—	9,079	—	1998	1979
Prospect, CT	—	820	1,441	—	—	1,022	—	2004	1970
Quincy, MA	—	2,690	15,410	—	—	14,852	—	2004	1999
Rocky Hill, CT	—	1,460	7,040	—	—	6,205	—	2002	1998
Torrington, CT	—	360	1,261	—	—	1,091	—	2004	1966
Viera, FL	—	1,600	10,600	—	—	11,692	—	2010	1998
Waterbury, CT	—	370	2,166	—	—	518	—	2006	1972
Waterford, CT	—	1,360	12,540	—	—	10,141	—	2002	2000
West Hartford, CT	—	2,650	5,980	—	—	7,144	—	2004	1905
West Haven, CT	—	580	1,620	—	—	476	—	2004	1971
Assets held for sale total	$—	$42,211	$262,386	$—	$—	$245,213	—		

(1) Please see Note 2 to our consolidated financial statements for information regarding lives used for depreciation and amortization.

(2) Represents real property asset associated with a capital lease.

Segment	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period		
		Land	Buildings & Improvements		Land	Buildings & Improvements	Accumulated Depreciation
Seniors housing triple-net	$ 218,741	$ 623,120	$ 7,462,660	$341,850	$ 625,388	$ 7,802,238	$ 707,213
Seniors housing operating	1,369,526	388,015	4,239,499	131,030	394,065	4,364,478	390,907
Medical facilities	713,720	333,112	4,027,512	127,413	345,938	4,142,095	456,935
Construction in progress	—	—	162,984	—	—	162,984	—
Total continuing operating properties	**2,301,987**	**1,344,247**	**15,892,655**	**600,293**	**1,365,391**	**16,471,795**	**1,555,055**
Assets held for sale	—	42,210	262,386	—	—	245,213	—
Total investments in real property owned	**$2,301,987**	**$1,386,457**	**$16,155,041**	**$600,293**	**$1,365,391**	**$16,717,008**	**$1,555,055**

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Reconciliation of real property:			
Investment in real estate:			
Balance at beginning of year	$14,844,319	$ 8,992,495	$6,336,291
Additions:			
Acquisitions	2,923,251	4,525,737	1,707,421
Improvements	449,964	426,000	398,510
Conversions from loans receivable	—	—	10,070
Assumed other items, net	108,404	210,411	208,314
Assumed debt	481,598	961,928	559,508
Foreign currency translation	6,082	—	—
Total additions	3,969,299	6,124,076	2,883,823
Deductions:			
Cost of real estate sold	(581,696)	(250,047)	(216,300)
Reclassification of accumulated depreciation and amortization for assets held for sale	(120,236)	(10,011)	(10,372)
Impairment of assets	(29,287)	(12,194)	(947)
Total deductions	(731,219)	(272,252)	(227,619)
Balance at end of year(3)	$18,082,399	$14,844,319	$8,992,495
Accumulated depreciation:			
Balance at beginning of year	$ 1,194,476	$ 836,966	$ 677,851
Additions:			
Depreciation and amortization expenses	533,585	423,605	202,543
Amortization of above market leases	7,204	6,409	2,524
Total additions	540,789	430,014	205,067
Deductions:			
Sale of properties	(59,974)	(63,997)	(31,919)
Reclassification of accumulated depreciation and amortization for assets held for sale	(120,236)	(8,507)	(14,033)
Total deductions	(180,210)	(72,504)	(45,952)
Balance at end of year	$ 1,555,055	$ 1,194,476	$ 836,966

(3) The aggregate cost for tax purposes for real property equals $14,788,080,000, $13,604,448,000 and $8,802,656,000 at December 31, 2012, 2011 and 2010, respectively.

Health Care REIT, Inc.

Schedule IV — Mortgage Loans on Real Estate
December 31, 2012

Description	Interest Rate	Final Maturity Date	Monthly Payment Terms	Prior Liens (in thousands)	Face Amount of Mortgages (in thousands)	Carrying Amount of Mortgages (in thousands)	Principal Amount of Loans Subject to Delinquent Principal or Interest (in thousands)
First mortgage relating to one medical office building in Texas	6.18%	12/31/17	$114,643	$ —	$ 22,244	$22,244	$ —
First mortgage relating to one hospital in California	8.72%	12/01/17	$127,158	—	17,500	17,500	—
First mortgage relating to one medical office building in Texas	6.18%	12/31/17	$ 82,941	—	16,093	16,093	—
First mortgage relating to one hospital in California	10.14%	06/01/20	$160,435	—	21,050	15,187	—
First mortgage relating to one medical office building in Georgia	6.50%	10/01/14	$ 38,556	—	6,100	6,014	—
Second mortgage relating to one senior housing facility in New Hampshire	8.11%	10/01/16	$ 21,056	17,670	3,235	3,056	—
First mortgage relating to one senior housing facility in Arizona	3.55%	01/01/14	$ 12,275	—	4,500	2,650	2,650
First mortgage relating to one senior housing facility in Texas	10.25%	03/01/13	$ 56,307	—	2,635	2,498	—
Second mortgage relating to one hospital in California	9.83%	10/31/13	$138,308	15,187	13,000	1,323	—
First mortgage relating to one hospital in California	10.13%	01/14/14	$131,481	—	8,045	1,215	—
First mortgage relating to one medical office building in Georgia	8.11%	10/01/14	$ 1,206	—	800	175	—
Totals				$32,857	$115,202	$87,955	$2,650

	Year Ended December 31, 2012	2011	2010
	(in thousands)		
Reconciliation of mortgage loans:			
Balance at beginning of year	$ 63,934	$109,283	$ 74,517
Additions:			
New mortgage loans	40,641	11,286	73,439
Total additions	40,641	11,286	73,439
Deductions:			
Collections of principal	(11,819)	(50,579)	(10,540)
Conversions to real property	(3,300)	(4,000)	(10,070)
Charge-offs	(1,501)	—	(18,063)
Reclass to other real estate loans	—	(2,056)	—
Total deductions	(16,620)	(56,635)	(38,673)
Balance at end of year	$ 87,955	$ 63,934	$109,283

EXHIBIT INDEX

1.1(a) Form of Equity Distribution Agreement, dated as of November 12, 2010, entered into by and between the Company and each of UBS Securities LLC, RBS Securities Inc., KeyBanc Capital Markets Inc. and Credit Agricole Securities (USA) Inc. (filed with the Commission as Exhibit 1.1 to the Company's Form 8-K filed November 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

1.1(b) Form of Amendment No. 1, dated September 1, 2011, to the Equity Distribution Agreements entered into by and between the Company and each of UBS Securities LLC, RBS Securities Inc., KeyBanc Capital Markets Inc. and Credit Agricole Securities (USA) Inc. (filed with the Commission as Exhibit 1.1 to the Company's Form 8-K filed September 8, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

2.1 Agreement and Plan of Merger, dated as of August 21, 2012, by and among Sunrise Senior Living, Inc., Brewer Holdco, Inc., Brewer Holdco Sub, Inc., the Company and Red Fox, Inc. (the exhibits and schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K) (filed with the Commission as Exhibit 2.1 to the Company's Form 8-K filed August 22, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(a) Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(b) Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A, of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(c) Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(d) Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed June 13, 2003 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(e) Certificate of Designation of 7 7/8% Series D Cumulative Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 2.5 to the Company's Form 8-A/A filed July 8, 2003 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(f) Certificate of Designation of 7 5/8% Series F Cumulative Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 2.5 to the Company's Form 8-A filed September 10, 2004 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(g) Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.9 to the Company's Form 10-Q filed August 9, 2007 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(h) Certificate of Change of Location of Registered Office and of Registered Agent of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-Q filed August 6, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(i) Certificate of Designation of 6% Series H Cumulative Convertible and Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-Q filed May 10, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(j) Certificate of Designation of 6.50% Series I Cumulative Convertible Perpetual Preferred Stock of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed March 7, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(k) Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed May 10, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

3.1(l) Certificate of Designation of 6.50% Series J Cumulative Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed March 8, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

3.2 Fourth Amended and Restated By-Laws of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed November 1, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(a) Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed September 9, 2002 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(b) Supplemental Indenture No. 1, dated as of September 6, 2002, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 9, 2002 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(c) Amendment No. 1, dated March 12, 2003, to Supplemental Indenture No. 1, dated as of September 6, 2002, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed March 14, 2003 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(d) Supplemental Indenture No. 2, dated as of September 10, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 24, 2003 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(e) Amendment No. 1, dated September 16, 2003, to Supplemental Indenture No. 2, dated as of September 10, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.4 to the Company's Form 8-K filed September 24, 2003 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(f) Supplemental Indenture No. 3, dated as of October 29, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed October 30, 2003 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(g) Amendment No. 1, dated September 13, 2004, to Supplemental Indenture No. 3, dated as of October 29, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and The Bank of New York Trust Company, N.A., as successor to Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed September 13, 2004 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(h) Supplemental Indenture No. 4, dated as of April 27, 2005, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed April 28, 2005 (File No. 001-08923), and incorporated herein by reference thereto).

4.1(i) Supplemental Indenture No. 5, dated as of November 30, 2005, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed November 30, 2005 (File No. 001-08923), and incorporated herein by reference thereto).

4.2(a) Indenture, dated as of November 20, 2006, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto).

4.2(b) Supplemental Indenture No. 1, dated as of November 20, 2006, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto).

4.2(c) Supplemental Indenture No. 2, dated as of July 20, 2007, between the Company and The Bank of New York Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed July 20, 2007 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(a) Indenture, dated as of March 15, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed March 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(b) Supplemental Indenture No. 1, dated as of March 15, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed March 15, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(c) Amendment No. 1 to Supplemental Indenture No. 1, dated as of June 18, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.3 to the Company's Form 8-K filed June 18, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(d) Supplemental Indenture No. 2, dated as of April 7, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed April 7, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(e) Amendment No. 1 to Supplemental Indenture No. 2, dated as of June 8, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.3 to the Company's Form 8-K filed June 8, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(f) Supplemental Indenture No. 3, dated as of September 10, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 13, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(g) Supplemental Indenture No. 4, dated as of November 16, 2010, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed November 16, 2010 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(h) Supplemental Indenture No. 5, dated as of March 14, 2011, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed March 14, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(i) Supplemental Indenture No. 6, dated as of April 3, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed April 4, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

4.3(j) Supplemental Indenture No. 7, dated as of December 6, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A. (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed December 11, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

4.4 Form of Indenture for Senior Subordinated Debt Securities (filed with the Commission as Exhibit 4.9 to the Company's Form S-3 (File No. 333-73936) filed November 21, 2001, and incorporated herein by reference thereto).

4.5 Form of Indenture for Junior Subordinated Debt Securities (filed with the Commission as Exhibit 4.10 to the Company's Form S-3 (File No. 333-73936) filed November 21, 2001, and incorporated herein by reference thereto).

10.1 Fifth Amended and Restated Loan Agreement, dated as of July 27, 2011, by and among the Company, the banks signatory thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as joint lead arrangers and joint book managers, KeyBanc Capital Markets Inc., as a joint lead arranger, Deutsche Bank Securities Inc., as a joint lead arranger and documentation agent, KeyBank National Association, as administrative agent, and Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-syndication agents (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed August 2, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

10.2 Credit Agreement dated as of January 7, 2013, by and among the Company, the lenders listed therein, KeyBank National Association, as administrative agent, LC issuer and a swingline lender, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-syndication agents, Deutsche Bank Securities, Inc., as documentation agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, KeyBanc Capital Markets Inc. and Deutsche Bank Securities Inc., as joint lead arrangers, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as joint book managers (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed January 11, 2013 (File No. 001-08923), and incorporated herein by reference thereto).

10.3 Term Loan Agreement, dated as of May 24, 2012, by and among the Company, the banks signatory thereto, KeyBank National Association, as administrative agent, JPMorgan Chase Bank, N.A., Bank of America, N.A. and Royal Bank of Canada, as co-syndication agents, Citibank, N.A., Compass Bank, Fifth Third Bank, PNC Bank, National Association, The Bank of New York Mellon and Wells Fargo Bank, National Association, as co-documentation agents, and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, as joint lead arrangers and joint bookrunners (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed May 30, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

10.4 Equity Purchase Agreement, dated as of February 28, 2011, by and among the Company, FC-GEN Investment, LLC and FC-GEN Operations Investment, LLC (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed February 28, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

10.5(a) The 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Appendix II to the Company's Proxy Statement for the 1995 Annual Meeting of Stockholders, filed September 29, 1995 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(b) First Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.2 to the Company's Form S-8 (File No. 333-40771) filed November 21, 1997, and incorporated herein by reference thereto).*

10.5(c) Second Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.3 to the Company's Form S-8 (File No. 333-73916) filed November 21, 2001, and incorporated herein by reference thereto).*

10.5(d) Third Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 10.15 to the Company's Form 10-K filed March 12, 2004 (File No. 001-08923), and incorporated herein by reference thereto).*

10.5(e) Form of Stock Option Agreement for Executive Officers under the 1995 Stock Incentive Plan (filed with the Commission as Exhibit 10.17 to the Company's Form 10-K filed March 16, 2005 (File No. 001-08923), and incorporated herein by reference thereto).*

10.6(a) Stock Plan for Non-Employee Directors of Health Care REIT, Inc. (filed with the Commission as Exhibit 10.1 to the Company's Form 10-Q filed May 10, 2004 (File No. 001-08923), and incorporated herein by reference thereto).*

10.6(b) First Amendment to the Stock Plan for Non-Employee Directors of Health Care REIT, Inc. effective April 21, 1998 (filed with the Commission as Exhibit 10.2 to the Company's Form 10-Q filed May 10, 2004 (File No. 001-08923), and incorporated herein by reference thereto).*

10.6(c) Form of Stock Option Agreement under the Stock Plan for Non-Employee Directors (filed with the Commission as Exhibit 10.3 to the Company's Form 10-Q/A filed October 27, 2004 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(a) Amended and Restated Health Care REIT, Inc. 2005 Long-Term Incentive Plan (filed with the Commission as Appendix A to the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders, filed March 25, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(b) Form of Stock Option Agreement (with Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.18 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(c) Form of Amendment to Stock Option Agreements (with Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.6 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(d) Form of Stock Option Agreement (with Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.8 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(e) Form of Stock Option Agreement (with Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.19 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(f) Form of Amendment to Stock Option Agreements (with Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.7 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(g) Form of Stock Option Agreement (with Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.9 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(h) Form of Stock Option Agreement (without Dividend Equivalent Rights) for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.20 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(i) Form of Stock Option Agreement (without Dividend Equivalent Rights) for the Chief Executive Officer under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.1 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(j) Form of Stock Option Agreement (without Dividend Equivalent Rights) for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.21 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(k) Form of Stock Option Agreement (without Dividend Equivalent Rights) for Executive Officers under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.2 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(l) Form of Restricted Stock Agreement for the Chief Executive Officer under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.22 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(m) Form of Restricted Stock Agreement for Executive Officers under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.23 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(n) Form of Restricted Stock Agreement for the Chief Executive Officer under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.3 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(o) Form of Restricted Stock Agreement for Executive Officers under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.4 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(p) Form of Deferred Stock Unit Grant Agreement for Non-Employee Directors under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.24 to the Company's Form 10-K filed March 10, 2006 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(q) Form of Amendment to Deferred Stock Unit Grant Agreements for Non-Employee Directors under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.10 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(r) Form of Deferred Stock Unit Grant Agreement for Non-Employee Directors under the 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.11 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*

10.7(s) Form of Deferred Stock Unit Grant Agreement for Non-Employee Directors under the Amended and Restated 2005 Long-Term Incentive Plan (filed with the Commission as Exhibit 10.5 to the Company's Form 10-Q filed May 10, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.8(a) Fifth Amended and Restated Employment Agreement, dated December 2, 2010, by and between the Company and George L. Chapman (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed December 8, 2010 (File No. 001-08923), and incorporated herein by reference thereto).*

10.8(b)	Letter Agreement, dated February 4, 2013, by and between the Company and George L. Chapman.*
10.9	Second Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Scott A. Estes (filed with the Commission as Exhibit 10.4 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*
10.10	Second Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Charles J. Herman, Jr. (filed with the Commission as Exhibit 10.3 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*
10.11	Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Jeffrey H. Miller (filed with the Commission as Exhibit 10.8 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*
10.12(a)	Employment Agreement, dated January 19, 2009, between the Company and John T. Thomas (filed with the Commission as Exhibit 10.10 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*
10.12(b)	Separation Agreement and General Release, dated July 25, 2012, between the Company and John T. Thomas (filed with the Commission as Exhibit 10.2 to the Company's Form 10-Q filed August 6, 2012 (File No. 001-08923), and incorporated herein by reference thereto).*
10.13	Third Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Erin C. Ibele (filed with the Commission as Exhibit 10.11 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*
10.14	Second Amended and Restated Employment Agreement, dated December 29, 2008, between the Company and Daniel R. Loftus (filed with the Commission as Exhibit 10.12 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*
10.15	Amended and Restated Consulting Agreement, dated December 29, 2008, between the Company and Frederick L. Farrar (filed with the Commission as Exhibit 10.14 to the Company's Form 10-K filed March 2, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*
10.16	Amended and Restated Health Care REIT, Inc. Supplemental Executive Retirement Plan, dated December 29, 2008 (filed with the Commission as Exhibit 10.12 to the Company's Form 8-K filed January 5, 2009 (File No. 001-08923), and incorporated herein by reference thereto).*
10.17	Form of Indemnification Agreement between the Company and each director, executive officer and officer of the Company (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed February 18, 2005 (File No. 001-08923), and incorporated herein by reference thereto).*
10.18	Summary of Director Compensation (filed with the Commission as Exhibit 10.1 to the Company's Form 10-Q filed November 7, 2012 (File No. 001-08923), and incorporated herein by reference thereto).*
12	Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (Unaudited).
14	Code of Business Conduct and Ethics (filed with the Commission as Exhibit 14 to the Company's Form 10-K filed March 12, 2004 (File No. 001-08923), and incorporated herein by reference thereto).
21	Subsidiaries of the Company.
23	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1	Power of Attorney executed by William C. Ballard, Jr. (Director).
24.2	Power of Attorney executed by Judith C. Pelham (Director).
24.3	Power of Attorney executed by R. Scott Trumbull (Director).
24.4	Power of Attorney executed by Thomas J. DeRosa (Director).
24.5	Power of Attorney executed by Jeffrey H. Donahue (Director).
24.6	Power of Attorney executed by Peter J. Grua (Director).
24.7	Power of Attorney executed by Fred S. Klipsch (Director).
24.8	Power of Attorney executed by Sharon M. Oster (Director).
24.9	Power of Attorney executed by Jeffrey R. Otten (Director).
24.10	Power of Attorney executed by George L. Chapman (Director, Chairman of the Board, Chief Executive Officer and President and Principal Executive Officer).
24.11	Power of Attorney executed by Scott A. Estes (Executive Vice President and Chief Financial Officer and Principal Financial Officer).

24.12	Power of Attorney executed by Paul D. Nungester, Jr. (Senior Vice President and Controller and Principal Accounting Officer).
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32.1	Certification pursuant to 18 U.S.C. Section 1350 by Chief Executive Officer.
32.2	Certification pursuant to 18 U.S.C. Section 1350 by Chief Financial Officer.
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

* Management Contract or Compensatory Plan or Arrangement.

** Attached as Exhibit 101 to this Annual Report on Form 10-K are the following materials, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2012 and 2011, (ii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010, (iii) the Consolidated Statements of Equity for the years ended December 31, 2012, 2011 and 2010, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, (v) the Notes to Consolidated Financial Statements, (vi) Schedule III — Real Estate and Accumulated Depreciation and (vii) Schedule IV — Mortgage Loans on Real Estate.

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, **George L. Chapman**, certify that:

1. I have reviewed this annual report on Form 10-K of Health Care REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

/s/ GEORGE L. CHAPMAN

George L. Chapman,
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, **Scott A. Estes**, certify that:

1. I have reviewed this annual report on Form 10-K of Health Care REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

/s/ SCOTT A. ESTES

Scott A. Estes,
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, George L. Chapman, the Chief Executive Officer of Health Care REIT, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350), that (i) the Annual Report on Form 10-K for the Company for the year ended December 31, 2012 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GEORGE L. CHAPMAN

George L. Chapman,
Chief Executive Officer

Date: February 26, 2013

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Scott A. Estes, the Chief Financial Officer of Health Care REIT, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350), that (i) the Annual Report on Form 10-K for the Company for the year ended December 31, 2012 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ SCOTT A. ESTES

Scott A. Estes,
Chief Financial Officer

Date: February 26, 2013

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

BOARD OF DIRECTORS

William C. Ballard, Jr.
Age 72
Former Of Counsel
Greenebaum Doll & McDonald PLLC
Louisville, Kentucky

George L. Chapman
Age 65
Chairman, Chief Executive Officer & President
Health Care REIT, Inc.
Toledo, Ohio

Thomas J. DeRosa
Age 55
Former Vice Chairman & Chief Financial Officer
The Rouse Company
Columbia, Maryland

Jeffrey H. Donahue
Age 66
Former President & Chief Executive Officer
Enterprise Community Investment, Inc.
Columbia, Maryland

Peter J. Grua
Age 59
Partner
HLM Venture Partners
Boston, Massachusetts

Fred S. Klipsch
Age 71
Chairman
Klipsch Group, Inc.
Indianapolis, Indiana

Sharon M. Oster
Age 64
Frederic D. Wolfe Professor of Management & Entrepreneurship, Professor of Economics
Yale University School of Management
New Haven, Connecticut

Jeffrey R. Otten
Age 62
President
JRO Ventures Inc.
Oak Bluffs, Massachusetts

Judith C. Pelham
Age 67
President Emeritus
Trinity Health
Livonia, Michigan

R. Scott Trumbull
Age 64
Chairman & Chief Executive Officer
Franklin Electric Co., Inc.
Bluffton, Indiana

COMMITTEES OF THE BOARD

Audit Committee
DeRosa (Chair), Otten, Trumbull

Compensation Committee
Ballard, Donahue (Chair), Oster, Pelham

Nominating/Corporate Governance Committee
DeRosa, Grua (Chair), Otten

Executive Committee
Chapman, DeRosa, Donahue, Grua

Investment Committee
Ballard, Chapman, DeRosa, Donahue, Grua, Klipsch, Oster, Otten, Pelham, Trumbull

Planning Committee
Ballard, Chapman, DeRosa, Donahue, Grua, Klipsch, Oster, Otten, Pelham, Trumbull

EXECUTIVE OFFICERS

George L. Chapman
Chairman, Chief Executive Officer & President

Scott M. Brinker
Executive Vice President – Investments

Scott A. Estes
Executive Vice President & Chief Financial Officer

Charles J. Herman, Jr.
Executive Vice President & Chief Investment Officer

Jeffrey H. Miller
Executive Vice President – Operations & General Counsel

Michael A. Crabtree
Senior Vice President & Treasurer

Erin C. Ibele
Senior Vice President – Administration & Corporate Secretary

CORPORATE OFFICES

Health Care REIT, Inc.
4500 Dorr Street
Toledo, Ohio 43615-4040

877/670-0070
419/247-2800
419/247-2826 Fax
www.hcreit.com

376 employees as of 12/31/12
4,896 registered shareholders as of 12/31/12

LEGAL COUNSEL

Shumaker, Loop & Kendrick, LLP
Toledo, Ohio

INDEPENDENT AUDITORS

Ernst & Young LLP
Toledo, Ohio

TRANSFER AGENT, REGISTRAR, DIVIDEND DISBURSING AGENT AND PLAN ADMINISTRATOR

Computershare
P.O. Box 43006
Providence, Rhode Island 02940-3006
888/216-7206
www.computershare.com/investor

SHAREHOLDER SERVICES

Computershare provides shareholder services to registered shareholders via telephone and online. Computershare representatives can assist you in change of name or address, consolidation of accounts, duplicate mailings, dividend reinvestment enrollment, lost share certificates, transfer of shares to another person and additional administrative services. For more information, go to www.computershare.com/investor or call toll free 888/216-7206.

INVESTOR INFORMATION

Current and prospective investors can access the Annual Report, Proxy Statement, SEC filings, earnings announcements and other press releases on our website at www.hcreit.com, or by e-mail request to info@hcreit.com.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on May 2, 2013 in the Bruce G. Thompson Auditorium at 4500 Dorr Street, Toledo, Ohio.

EXCHANGE LISTING

New York Stock Exchange
Trading Symbol: HCN

MEMBER

National Association of Real Estate Investment Trusts, Inc.

This Annual Report and the Letter to Shareholders contain "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. For example, when we use words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. Important factors that could cause our actual results to be materially different from the forward-looking statements are discussed in our Form 10-K under the heading "Risk Factors." We assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

 | ©2013 Health Care REIT, Inc.